EXHIBIT 99.14

EXECUTION COPY

£1,245,000,000 TERM CREDIT FACILITIES

– and –

CDN$1,500,000,000 BACKSTOP REVOLVING CREDIT FACILITY

CREDIT AGREEMENT

among

CGI GROUP INC.

as Cdn Borrower

– and –

THE LENDERS FROM TIME TO TIME PARTY HERETO

as Lenders

– and –

NATIONAL BANK OF CANADA

as Administrative Agent

– and –

CANADIAN IMPERIAL BANK OF COMMERCE, NATIONAL BANK FINANCIAL

AND TD SECURITIES

as Co-Lead Arrangers and Joint Bookrunners

– and –

CANADIAN IMPERIAL BANK OF COMMERCE AND TD SECURITIES

as Co-Syndication Agents

DATED AS OF MAY 31, 2012

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(continued)

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(continued)

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(continued)

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(continued)

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(continued)

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(continued)

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(continued)

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(continued)

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(continued)

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SCHEDULES

“A”	THE LENDERS AND THEIR COMMITMENTS

“B”	DEFINITIONS

“C”	DEFINITION OF RELEVANT MARGIN AND STAND-BY FEE

“D”	AMENDED AND RESTATED GUARANTEE AND SUBORDINATION AGREEMENT

“E”	GUARANTOR’S CERTIFICATE

“F”	CORPORATE STRUCTURE

“G”	LOAN PRICING CORPORATION DISCLOSURE

“H”	ACQUISITION CERTIFICATE

“I”	ADDITIONAL BORROWER ACCESSION AGREEMENT

“J”	COMPLIANCE CERTIFICATE

“K”	CONVERSION REQUEST

“L”	CUSTOMER CONTRACT CERTIFICATE

“M”	DISPOSITION CERTIFICATE

“N”	DRAW REQUEST

“O”	EXISTING LCS

“P”	FACILITY REALLOCATION REQUEST

“Q”	LOAN TRANSFER AGREEMENT

“R”	REDUCTION NOTICE

“S”	REPAYMENT NOTICE

“T”	EXTENSION REQUEST

“U”	SCHEME/OFFER UNDERTAKINGS

“V”	UK TARGET ACQUISITION RELATED CONDITIONS PRECEDENT

“W”	SOURCES AND USES TABLE

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CREDIT AGREEMENT – PAGE XII

ANNEX

Annex	22.1 NOTICE ADDRESSES

CREDIT AGREEMENT dated as of May 31, 2012

AMONG:	CGI GROUP INC., as Cdn Borrower;

AND:	THE LENDERS SET FORTH IN SCHEDULE “A” HERETO, as Lenders;

AND	NATIONAL BANK OF CANADA, as Administrative Agent;

AND:	CANADIAN IMPERIAL BANK OF COMMERCE, NATIONAL BANK FINANCIAL and TD SECURITIES, as Co-Lead Arrangers and Joint Bookrunners (collectively, the “Co-Lead Arrangers”);

AND:	CANADIAN IMPERIAL BANK OF COMMERCE AND TD SECURITIES, as Co-Syndication Agents;

NOW THEREFORE in consideration of the premises, the mutual covenants contained herein and for other consideration, the receipt and sufficiency of which are acknowledged, the parties hereto agree as follows:

ARTICLE 1

INTERPRETATION

1.1	General Definitions

The capitalized words and expressions, wherever used in this Agreement or in any agreement ancillary hereto, unless there be something in the subject or the context inconsistent therewith, shall have the meaning ascribed thereto in Schedule “B”.

1.2	Additional References

To the extent the context so admits, any reference in this Agreement, or in any agreement ancillary thereto, to:

1.2.1	“arm’s length” shall be construed in the same manner it is used in the Income Tax Act (Canada);

1.2.2	“fair market value” shall be construed as the price, expressed in terms of money and moneys worth, available in an open and unrestricted market between informed and prudent parties, each acting at arm’s length, where neither party is under any compulsion to act;

1.2.3	“include”, “includes” and “including” shall be construed to be followed by the statement “without limitation” and none of such terms shall be construed to

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limit any word or statement which it follows to the specific or similar items or matters immediately following it;

1.2.4	“losses and expenses” shall be construed as losses, costs, expenses, damages, penalties, causes of action, actions, judgments, suits, proceedings, claims, claims over, demands and liabilities, including any applicable court costs and reasonable legal fees and disbursements on a solicitor and client basis, and “loss and expense” shall be construed in like manner;

1.2.5	“rights” shall be construed as rights, powers, authorities, discretions, privileges, immunities and remedies (actual or contingent, direct or indirect, matured or not, now existing or arising hereafter), whether arising by contract or statute, at law, in equity or otherwise, and “right” shall be construed in like manner;

1.2.6	“obligations” shall be construed as indebtedness, obligations, responsibilities, duties and liabilities (actual or contingent, direct or indirect, matured or not, now existing or arising hereafter), whether arising by contract or statute, at law, in equity or otherwise, and “obliged”, “obligation” and “obligated” shall be construed in like manner;

1.2.7	“successor” of a body corporate shall be construed so as to include (i) any amalgamated or other corporation of which such body corporate or any of its successors is one of the amalgamating or merging corporations, (ii) any corporation resulting from any court approved arrangement of which such body corporate or any of its successors is party, (iii) any corporation resulting from the continuance of such body corporate or any successor of it under the laws of another jurisdiction of organization and (iv) any successor (determined as aforesaid or in any similar or comparable procedure under the laws of any other jurisdiction) of any corporation referred to in clause (i), (ii) or (iii);

1.2.8	where under the terms hereof a definition relating to amounts outstanding under the Cdn Revolving Loans consists of a collective reference to amounts which are denominated in Canadian Dollars, US Dollars, Sterling, Euros or other Agreed Foreign Currencies, unless otherwise indicated such definition shall be read as referring to that amount expressed in its Equivalent in Canadian Dollars for any portion thereof denominated in any such currencies other than Canadian Dollars;

1.2.9	where under the terms hereof a definition relating to amounts outstanding under the US Revolving Loans consists of a collective reference to amounts which are denominated in US Dollars, Sterling, Euros or other Agreed Foreign Currencies, unless otherwise indicated such definition shall be read as referring to that amount expressed in its Equivalent in Canadian Dollars; and

1.2.10

where under the terms hereof a definition relating to amounts outstanding under any Term Loan Credit Facility consists of a collective reference to amounts which are denominated in Canadian Dollars, US Dollars, Sterling,

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Euros or other Agreed Foreign Currencies, unless otherwise indicated such definition shall be read as referring to that amount expressed in its Equivalent in Sterling for any portion thereof denominated in any such currencies other than Sterling.

1.3	References to Agreements

Each reference in this Agreement to any agreement (including this Agreement and any other defined term that is an agreement) shall be construed so as to include such agreement (including any attached schedules) and each amendment, supplement, amendment and restatement, novation and other modification made to it at or before the time in question. The terms “this Agreement”, “this Credit Agreement”, “hereof”, “hereunder” and similar expressions refer to this agreement and not to any particular Article, Section, subsection, paragraph, subparagraph, clause or other portion of this agreement.

1.4	Reference to Statutes

Each reference in this Agreement to any code, statute, regulation, official interpretation, directive or other legislative enactment of any Canadian or foreign jurisdiction (including any political subdivision thereof) shall be construed so as to include such code, statute, regulation, official interpretation, directive or enactment and each amendment, reenactment, reissuance or replacement thereof made at or before the time in question.

1.5	Headings, etc.

The division of this Agreement into Articles, Sections and subsections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

1.6	Number and Gender

In this Agreement, words in the singular (including defined terms) include the plural and vice versa (the necessary changes being made to fit the context) and words in one gender include all genders.

1.7	Accounting Principles

Where the character or amount of any asset, liability or indebtedness or item of income or expense is required to be determined, or any consolidation or combination or other accounting computation is required to be made for any purpose under this Agreement (including the contents of any certificate to be delivered hereunder), such determination, consolidation, combination or other accounting computation shall, unless the parties otherwise agree or the context otherwise requires, be made in accordance with GAAP and, with respect to the Ratios and other financial covenants herein contained (including, for greater certainty, those contemplated in Section 14.2), be made in accordance with GAAP as in effect on the date of, or at the end of the period covered by, the financial statements on the basis of which such Ratios and other financial covenants are computed; provided however that if there occurs after the date of this Agreement any change in GAAP that affects in any material respect the calculations of any such Ratios and other financial

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covenants, the Finance Parties and the Cdn Borrower shall use commercially reasonable efforts to negotiate in good faith amendments to the provisions of this Agreement that relate to the calculation of any such Ratio(s) and other financial covenants with the intent of having the respective positions of the Finance Parties and the Cdn Borrower after such change in GAAP conform as nearly as possible to their respective positions as at the date of this Agreement; and provided further that, until so amended, (i) all such Ratios and other financial covenants shall continue to be calculated in accordance with GAAP prior to such change therein (and as if no such change in GAAP has occurred) and (ii) the Cdn Borrower shall provide to the Agent and the Lenders financial statements and other documents required under this Agreement or as reasonably requested hereunder setting forth a reconciliation between calculations of such Ratios and other financial covenants made before and after giving effect to such change in GAAP; it being agreed that (x) the Cdn Borrower shall not be required to pay any fees (whether work fees, amendment fees or other similar fees) to any Finance Party in connection with or in respect of any such amendment, and (y) for greater certainty, for all purposes of this Section 1.7, an “amendment” means any amendment which is strictly limited to the provisions relating to the calculation of any such Ratio(s) or other financial covenants and shall not in any way include any amendment purporting to encompass or constitute a waiver of any Default under any such Ratio(s) or other financial covenants or to modify the required maintenance level of any such Ratio(s) or other financial covenants as intended by the parties as at the date of this Agreement.

For the purposes of computing the Ratios and other financial covenants herein contained (including, for greater certainty, those contemplated in Section 14.2), such Ratios and financial covenants shall be determined and calculated, with respect to any relevant period, on a Pro Forma Basis,

1.8	Amendment and Restatement of this Agreement

If the Revolving Facilities are terminated in accordance with Section 2.5.1, upon request of the Co-Lead Arrangers, the parties hereto agree to amend and restate this Agreement and the Operative Documents as soon as reasonably practicable solely to eliminate all references to the Revolving Facilities (and the Cdn Swingline Facility and US Swingline Facility).

ARTICLE 2

THE CREDIT FACILITIES

2.1	Grant of Revolving Facilities

2.1.1	Each Cdn Lender, severally and neither jointly nor solidarily, agrees, upon the terms and subject to the conditions of this Agreement, to lend to the Cdn Borrower an amount of up to but not exceeding, in the aggregate, the Cdn Revolving Commitment of such Cdn Lender. As of the date of this Agreement, the amount of the Cdn Revolving Commitment of each Cdn Lender is as set forth beside its name in Schedule “A” hereto under the heading “Cdn Revolving Commitment”.

2.1.2	Each US Lender, severally and neither jointly nor solidarily, agrees, upon the terms and subject to the conditions of this Agreement, to lend to the US

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Borrower an amount of up to but not exceeding, in the aggregate, the US Revolving Commitment of such US Lender. As of the date of this Agreement, the amount of the US Revolving Commitment is nil.

2.2	Swingline Facilities

2.2.1	The Cdn Swingline Lender hereby establishes in favour of the Cdn Borrower the Cdn Swingline Facility which shall be available up to an amount equal to the Cdn Swingline Commitment Amount.

2.2.2	The US Swingline Lender hereby establishes in favour of the US Borrower the US Swingline Facility which shall be available up to an amount equal to the US Swingline Commitment Amount.

2.3	Grant of Term Credit Facilities

2.3.1	Each Term Loan A Lender, severally and neither jointly nor solidarily, agrees, upon the terms and subject to the conditions of this Agreement, to lend to the Cdn Borrower an amount of up to but not exceeding, in the aggregate, the Term Loan A Commitment of such Term Loan A Lender. As of the date of this Agreement, the amount of the Term Loan A Commitment of each Term Loan A Lender is as set forth beside its name in Schedule “A” hereto under the heading “Term Loan A Commitment”.

2.3.2	Each Term Loan B Lender, severally and neither jointly nor solidarily, agrees, upon the terms and subject to the conditions of this Agreement, to lend to the Cdn Borrower an amount of up to but not exceeding, in the aggregate, the Term Loan B Commitment of such Term Loan B Lender. As of the date of this Agreement, the amount of the Term Loan B Commitment of each Term Loan B Lender is as set forth beside its name in Schedule “A” hereto under the heading “Term Loan B Commitment”.

2.3.3	Each Term Loan C Lender, severally and neither jointly nor solidarily, agrees, upon the terms and subject to the conditions of this Agreement, to lend to the Cdn Borrower an amount of up to but not exceeding, in the aggregate, the Term Loan C Commitment of such Term Loan C Lender. As of the date of this Agreement, the amount of the Term Loan C Commitment of each Term Loan C Lender is as set forth beside its name in Schedule “A” hereto under the heading “Term Loan C Commitment”.

2.4	Purpose of Credit Facilities

2.4.1

All Advances under the Term Loan Credit Facilities shall be used exclusively for the following purposes: (i) payment to the UK Target Shareholders of the consideration for the UK Target Shares pursuant to the Scheme or Offer and the Squeeze-Out, as applicable; (ii) payment to the holders of any options or awards over any UK Target Shares of any cash payments in connection with the cancellation or surrender of such options or awards (or paying compensation (if any) in relation to any such options or

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awards); (iii) payment of the UK Acquisition Costs; and (iv) refinancing Indebtedness of the UK Target Group to third parties which is outstanding as at the date of first Advance of the Credit Facilities (including, without limitation, any break funding costs and any other costs, fees and expenses (and any Taxes thereon) payable in connection with such refinancing).

2.4.2	All Advances under the Revolving Facilities shall be used exclusively for the purposes of (i) financing the purposes specified in Section 2.4.1; and (ii) general corporate purposes of the Restricted Group, including Capital Expenditures, Permitted Acquisitions and Contract Costs of Customer Contracts, provided that (i) the Cdn Revolving Facility (or, if the Cdn Revolving Facility is cancelled in accordance with Section 2.5.1, the revolving facilities under the Existing Revolving Credit Agreement), shall not be used for purposes specified in clauses (i) through (iv) of Section 2.4.1 until the Term Loan Credit Facilities have been drawn in full (and only after having drawn the Term Loan Credit Facilities in full (without cancellation of any Commitment under any Term Loan Credit Facility after the date of this Agreement)); and (ii) notwithstanding anything herein or in any other Operative Document to the contrary the Cdn Borrower may not cancel the Commitment in respect of any Term Loan Credit Facility in whole or in part prior to the closing of the UK Target Acquisition (or the expiry or abandonment of the UK Target Acquisition).

2.5	Backstop Nature of Revolving Facilty

2.5.1	Forthwith upon announcement of its intention to make the UK Target Acquisition, the Cdn Borrower hereby agrees to request the consent of the lenders under its Existing Revolving Credit Agreement to the Required Amendments. The Cdn Borrower hereby agrees to use commercially reasonable efforts to obtain the Required Amendments as soon as reasonably practicable after announcement of its intention to make the UK Target Acquisition. The Revolving Facilities and the Revolving Commitments (including, for greater certainty, the Cdn Swingline Facility and the US Swingline Facility) shall be automatically and permanently cancelled on the date that the Cdn Borrower shall have received approval of the requisite lenders under the Existing Revolving Credit Agreement for the Required Amendments and the Existing Revolving Credit Agreement (as thereby amended) is in full force and effect.

2.6	Facility Limit

2.6.1	As of the date of this Agreement, the amount of the Cdn Revolving Facility is Cdn$1,500,000,000. Except for temporary excesses arising from the Administrative Agent’s allocation of BA’s in accordance with subsection 4.2.2 and except as hereinafter contemplated in subsection 2.6.6 in respect of the Cdn Swingline Lender, the Cdn Revolving Loan of each Cdn Lender shall not exceed its Cdn Revolving Commitment.

2.6.2	As of the date of this Agreement, the amount of the US Revolving Facility is Cdn$0. Except as hereinafter contemplated in subsection 2.6.6 in respect of the US Swingline Lender, the US Revolving Loan of each US Lender shall not exceed its US Revolving Commitment.

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2.6.3	As of the date of this Agreement, the amount of (i) the Term Loan A Credit Facility is £625,000,000; (ii) the Term Loan B Credit Facility is £310,000,000; and (iii) the Term Loan C Credit Facility is £310,000,000. The outstanding Term Loans under the Term Loan A Credit Facility, the Term Loan B Credit Facility and the Term Loan C Credit Facility, as applicable, of each Term Loan Lender shall not exceed its Term Loan A Commitment, Term Loan B Commitment or Term Loan C Commitment, respectively.

2.6.4	The Cdn Borrower acknowledges that, as of the date of this Agreement, the aggregate maximum amount available to it under the Cdn Revolving Facility and the Cdn Swingline Facility is limited to Cdn$1,500,000,000 and that the Cdn Swingline Facility is being made available to it by the Cdn Swingline Lender as part of the Cdn Revolving Facility. Consequently, any Loan under the Cdn Swingline Facility shall reduce, by an equal amount, the amount available under the Cdn Revolving Facility and shall reduce the amount available under the Cdn Swingline Commitment Amount and any repayment of any Loan under the Cdn Swingline Facility shall increase, by an equal amount, the amount available under the Cdn Revolving Facility and shall increase the amount available under the Cdn Swingline Commitment Amount.

2.6.5	The US Borrower acknowledges that, as of the date of this Agreement, the aggregate maximum amount available to it under the US Revolving Facility and the US Swingline Facility is limited to Cdn$0 and that the US Swingline Facility is being made available to it by the US Swingline Lender as part of the US Revolving Facility. Consequently, any Loan under the US Swingline Facility shall reduce, by an equal amount, the amount available under the US Revolving Facility and shall reduce the amount available under the US Swingline Commitment Amount and any repayment of any Loan under the US Swingline Facility shall increase, by an equal amount, the amount available under the US Revolving Facility and shall increase the amount available under the US Swingline Commitment Amount.

2.6.6	Provided no Default has occurred and is continuing, each Swingline Lender, as a Lender under the applicable Revolving Facility, hereby agrees to make available to the applicable Borrower its Rateable Share of any Advance requested by such applicable Borrower or to be made under the applicable Revolving Facility in accordance with this Agreement, even though the making of such Advance may result in the amount of the applicable Revolving Loan of such Swingline Lender exceeding the applicable Revolving Commitment of such Swingline Lender, if and only if the undrawn amount remaining available under the applicable Revolving Facility is equal to or greater than the Loan under the applicable Swingline Facility.

2.6.7	The Borrowers covenant and agree that the total outstanding amount of all Advances under the Cdn Revolving Facility, the Cdn Swingline Facility, the US Revolving Facility and the US Swingline Facility, at any time, shall never exceed the sum of the Cdn Revolving Commitment and the US Revolving Commitment, as at such time; the Administrative Agent and the Swingline

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Lenders having no obligation whatsoever to monitor, in any way, the foregoing undertaking.

2.6.8	The Borrowers covenant and agree that the total outstanding amount of all Advances under the Term Loan A Credit Facility, the Term Loan B Credit Facility and the Term Loan C Credit Facility, respectively, at any time, shall never exceed the Term Loan A Commitments, the Term Loan B Commitments and the Term Loan C Commitments, respectively, as at such time; the Administrative Agent having no obligation whatsoever to monitor, in any way, the foregoing undertaking.

2.6.9	Where under any of the terms hereof, a Revolving Facility or a Term Loan Credit Facility is cancelled, reduced or terminated (other than as a result of adjustments in the Revolving Facilities pursuant to Section 2.17), same may not subsequently be increased, any such cancellation, reduction or termination thereof being permanent. Unless otherwise expressly provided under the terms hereof (including under Sections 2.17 and 2.20), any reduction of a Revolving Facility or a Term Loan Credit Facility shall be apportioned as among the applicable Commitments of the applicable Lenders under that Credit Facility on a Rateable Share basis of that Credit Facility.

2.7	Revolving/Term Nature and Availability

2.7.1	During the Revolving Period, each Revolving Facility is available on a revolving basis such that, subject to all the terms and conditions of this Agreement, the applicable Borrower may reborrow the whole or any part of any Advance previously repaid to the extent of, in the case of an Advance under the Cdn Revolving Facility, the then Available Cdn Revolving Facility and, in the case of an Advance under the US Revolving Facility, the then Available US Revolving Facility.

2.7.2	During the Revolving Period, each Swingline Facility is available on a revolving basis such that subject to all the terms and conditions of this Agreement, the applicable Borrower may reborrow the whole or any part of any Advance previously repaid to the extent of, in the case of an Advance under the Cdn Swingline Facility, the then Available Cdn Swingline Facility and in the case of an Advance under the US Swingline Facility, the then Available US Swingline Facility.

2.7.3	The Cdn Revolving Facility is available (i) in Canadian Dollars, by way of Prime Rate Loans or the issuance of BA’s, (ii) in US Dollars, by way of US Base Rate Loans or Libor Loans, (iii) in Sterling and Euros, by way of Libor Loans, and (iv) by way of the issuance of LCs denominated in Canadian Dollars, US Dollars, Sterling, Euros and other Agreed Foreign Currencies.

2.7.4	The US Revolving Facility is available (i) in US Dollars, by way of US Prime Rate Loans or Libor Loans, (ii) in Sterling and Euros, by way of Libor Loans,

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and (iii) by way of the issuance of LCs denominated in US Dollars, Sterling, Euros and other Agreed Foreign Currencies.

2.7.5	The Cdn Swingline Facility is available (i) in Canadian Dollars by way of Prime Rate Loans, and (ii) in US Dollars, by way of US Base Rate Loans.

2.7.6	The US Swingline Facility is available in US Dollars by way of US Prime Rate Loans.

2.7.7	Each Term Loan Credit Facility is available (i) in Canadian Dollars, by way of Prime Rate Loans or the issuance of BA’s, (ii) in US Dollars, by way of US Base Rate Loans or Libor Loans, (iii) in Sterling and Euros, by way of Libor Loans.

2.7.8	Each Term Loan Credit Facility shall be available in multiple drawings to be made on or before the date that is not later than 60 days after the expiry of the Certain Funds Period and any unused amount of the Commitment under each Term Loan Credit Facility shall be automatically permanently cancelled as at the close of business on such date. The Term Loan Credit Facilities shall not revolve and any amount that is repaid or prepaid under a Term Loan Credit Facility may not be reborrowed and shall permanently reduce the applicable Term Loan Commitments (and each applicable Lender’s Term Loan Commitment ratably). Prior to the initial Advance under any Term Loan Credit Facility, the Cdn Borrower shall make arrangements satisfactory to the Co-Lead Arrangers for the repayment of any existing indebtedness of UK Target that is required by its terms to be repaid as a result of the closing of the UK Target Acquisition or otherwise could reasonably be expected to result in a default or event of default under any material indebtedness of the Cdn Borrower or any of its Subsidiaries as a result of the closing of the UK Target Acquisition.

2.8	Borrowing Procedures under Revolving Facilities

2.8.1	In order to obtain a Drawdown under the Cdn Revolving Facility or the Term Loan Credit Facilities, the Cdn Borrower must, and in order to obtain a Drawdown under the US Revolving Facility, the US Borrower must, deliver to the Administrative Agent a Draw Request by the times and stipulating the information specified hereunder. Once delivered, no Draw Request may subsequently be revoked or withdrawn by the Borrowers.

2.8.2	The proceeds of each Drawdown by way of Direct Advance requested by way of Draw Request shall, to the extent received by the Administrative Agent from the Lenders of the applicable Credit Facility under which such Drawdown is requested, or, to the extent not so received, at the Administrative Agent’s sole and unfettered discretion as per Section 2.20, be disbursed by the Administrative Agent on the Drawdown Date by bank transfer to the credit of the applicable Borrower’s Account.

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2.8.3	With respect to each Drawdown by way of the issuance of BAs, the BA Proceeds relating to such BAs shall, to the extent received by the Administrative Agent from the applicable Lenders, or, to the extent not so received, at the Administrative Agent’s sole and unfettered discretion as per Section 2.22, be disbursed by the Administrative Agent on the Drawdown Date by bank transfer to the credit of the Borrower’s Account of the Cdn Borrower.

2.8.4	With respect to each Drawdown by way of the issuance of an LC, the relevant LC Issuing Lender shall disburse such Drawdown by delivering on the Drawdown Date the requested LC to the Borrower that requested same or to the Person designated by such Borrower.

2.8.5	Where prior to crediting such funds to the appropriate Borrower’s Account as provided above, the Administrative Agent receives from the Borrower that requested such Drawdown, in form and substance satisfactory to the Administrative Agent, an unconditional and irrevocable direction of payment instructing the Administrative Agent as to how to dispose of such funds (including by way of wire transfer of funds), or alternatively, a particular Draw Request provides such a direction of payment, the Administrative Agent shall credit such funds to the appropriate Borrower’s Account as provided above and immediately thereafter shall comply with such direction of payment and for all purposes of this Agreement, such funds, irrevocably and conclusively, shall be deemed to have been disbursed to such Borrower, if they are disposed of in the manner contemplated in any such direction of payment.

2.9	Borrowing Procedures under the Swingline Facilities

2.9.1	Drawdown under each Swingline Facility may be obtained by the applicable Borrower by way of overdrafts on any of such Borrower’s Operating Accounts. Any cheque or payment instruction or debit authorization from the applicable Borrower and resulting in an overdraft in such Borrower’s Operating Account will be deemed to be a request for a Swingline Loan in an amount that is sufficient to cover such overdraft.

2.9.2	Any overdraft created, in each case, by the applicable Swingline Lender as hereinabove provided in the applicable Borrower’s Operating Account shall be a Prime Rate Loan, a US Base Rate Loan or a US Prime Rate Loan, as the case may be.

2.9.3

If (i) any Swingline Loan shall be outstanding on the last Business Day of any week, (ii) any Swingline Loan is or will be outstanding on a date when any Borrower requests that a Revolving Loan be made, (iii) the aggregate outstanding principal amount of the Cdn Swingline Loan or the US Swingline Loan, as the case may be, shall exceed at any time the then existing Cdn Swingline Commitment Amount or the US Swingline Commitment Amount, as the case may be, or (iv) any Default shall occur and be continuing, then the applicable Swingline Lender (by request to the Administrative Agent) may require each applicable Lender (other than the applicable Swingline Lender)

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and each such Lender irrevocably agrees, at the request of the Administrative Agent, to make a Revolving Loan (which shall initially be funded as a Prime Rate Loan, a US Base Rate Loan or a US Prime Rate Loan, as the case may be) in an amount equal to such Lender’s applicable Rateable Share of the aggregate principal amount of such Swingline Loan then outstanding (such outstanding Swingline Loan hereinafter referred to as the “Refunded Swingline Loans”). On or before 1:00 P.M. (Montréal time) on the Business Day on which each such Lender shall receive a request from the Administrative Agent to make Revolving Loans as provided in the preceding sentence, each applicable Lender shall wire transfer to an account specified by the Administrative Agent the amount so requested in same day funds and such funds shall be applied by the applicable Swingline Lender to repay the Refunded Swingline Loan. At the time the applicable Lenders make the above referenced Revolving Loans, the applicable Swingline Lender shall be deemed to have made, in consideration of the making of the Refunded Swingline Loan, a Revolving Loan in an amount equal to the applicable Swingline Lender’s applicable Rateable Share of the aggregate principal amount of the Refunded Swingline Loan.

2.9.4	Upon the making (or deemed making, in the case of the applicable Swingline Lender) of any Revolving Loan pursuant to subsection 2.7.3, the amount so funded shall become an outstanding applicable Revolving Loan and shall no longer be owed as a Swingline Loan. All interest payable with respect to any Revolving Loans made (or deemed made, in the case of the applicable Swingline Lender) pursuant to subsection 2.7.3 shall be appropriately adjusted to reflect the period of time during which the applicable Swingline Lender had an outstanding Swingline Loan in respect of which such Revolving Loans were made. Each Lender’s obligation to make the Revolving Loans referred to in subsection 2.7.3 shall be unconditional and irrevocable and shall not be affected by any circumstance, including (i) any set-off, counterclaim, recoupment, defense or other right which such Lender may have against the applicable Swingline Lender, any Borrower or any Person for any reason whatsoever, (ii) the occurrence or continuance of any Default, (iii) any adverse change in the condition (financial or otherwise) of any Restricted Credit Party, (iv) the acceleration or maturity of any Obligations or the termination of any Commitment after the making of any Swingline Loan, (v) any breach of any Operative Document by any Person, or (vi) any other circumstance, happening or event whatsoever, whether or not similar to any of the foregoing.

2.10	Voluntary Cancellation or Reduction of the Facilities

2.10.1

At any time during the Revolving Period, the Cdn Borrower may voluntarily cancel or reduce the Cdn Revolving Facility or the Cdn Swingline Facility and the US Borrower may voluntarily cancel or reduce the US Revolving Facility or the US Swingline Facility, in each case, in whole or in part, in minimum amounts of Cdn$5,000,000 and in whole multiples of Cdn$1,000,000. At any time from and after the date of this Agreement, the Cdn Borrower may voluntarily cancel or reduce any Term Loan Credit Facility, in each case, in

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whole or in part, in minimum amounts of £10,000,000 and in whole multiples of £1,000,000.

2.10.2	Prior to the effective date of any cancellation or reduction the Cdn Borrower or the US Borrower, as the case may be, shall deliver to the Administrative Agent a Reduction Notice. Where any such voluntary reduction results in a repayment of the whole or any part of any Loans, then the Cdn Borrower or the US Borrower, as the case may be, shall attach to the aforesaid notice a Repayment Notice.

2.10.3	Where the Cdn Borrower requests a cancellation of the whole of any Credit Facility, then, on the effective date of such cancellation, the Cdn Borrower shall repay the entire amount of the applicable Loans (including the Cdn Swingline Loan in the case of a cancellation of the Cdn. Revolving Facility) outstanding on such date including any Stand-By Fee and interest accrued and unpaid as at such date as well as any losses and expenses incurred or suffered by any Lender or the Administrative Agent as a result of such cancellation.

2.10.4	Where the US Borrower requests a cancellation of the whole of the US Revolving Facility, then, on the effective date of such cancellation, the US Borrower shall repay the entire amount of the US Revolving Loans and the US Swingline Loan outstanding on such date including any Stand-By Fee (as pertains to the US Revolving Facility) and interest accrued and unpaid as at such date as well as any losses and expenses incurred or suffered by any US Lender or the Administrative Agent as a result of such cancellation.

2.10.5	Any Reduction Notice shall be delivered to the Administrative Agent at least five (5) Business Days prior to the effective date of the relevant reduction provided that where such reduction results in a repayment of the whole or any part of the Libor Loans, then the Reduction Notice shall be delivered at least five (5) Banking Days prior to the effective date of such reduction. Once delivered, no Reduction Notice may be revoked or withdrawn by the Borrowers.

2.10.6	Unless under the provisions of this Agreement a reduction applies specifically to one of the Revolving Facilities, the Borrowers may, in the relevant Reduction Notice, specify to which of the Revolving Facilities such reduction applies or in which proportion it applies between the Cdn Revolving Facility and the US Revolving Facility.

2.11	Repayment of Entire Loans

2.11.1	The Cdn Borrower hereby binds and obliges itself to repay on the last day of the Revolving Period the entire amount of the Cdn Revolving Loans and the Cdn Swingline Loan outstanding on such date in principal, interest, fees and accessories and interest on arrears of interest, fees and accessories.

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2.11.2	The US Borrower hereby binds and obliges itself to repay on the last day of the Revolving Period the entire amount of the US Revolving Loans and the US Swingline Loan outstanding on such date in principal, interest, fees and accessories and interest on arrears of interest, fees and accessories.

2.11.3	The Cdn Borrower hereby binds and obliges itself to repay on the Term Loan A Maturity Date the entire amount of Loans outstanding under the Term Loan A Credit Facility on such date in principal, interest, fees and accessories and interest on arrears of interest, fees and accessories.

2.11.4	The Cdn Borrower hereby binds and obliges itself to repay on the Term Loan B Maturity Date the entire amount of the Loans outstanding under the Term Loan B Credit Facility on such date in principal, interest, fees and accessories and interest on arrears of interest, fees and accessories.

2.11.5	The Cdn Borrower hereby binds and obliges itself to repay on the Term Loan C Maturity Date the entire amount of the Loans outstanding under the Term Loan C Credit Facility on such date in principal, interest, fees and accessories and interest on arrears of interest, fees and accessories.

2.12	Compulsory Repayment of Excess Loans

2.12.1	Where under any circumstances, including any voluntary reduction of the Cdn Revolving Facility (including any reduction of the Cdn Revolving Facility resulting from an adjustment to the Revolving Facilities pursuant to Section 2.15) but excluding as a result solely of Exchange Rate fluctuations, the sum of the Cdn Revolving Loans and the Cdn Swingline Loan exceeds the Cdn Revolving Facility, then the Cdn Borrower shall forthwith repay such portion of the Cdn Revolving Loans as will reduce such excess to nil.

2.12.2	Where under any circumstances, including any voluntary reduction of the US Revolving Facility (including any reduction of the US Revolving Facility resulting from an adjustment to the Revolving Facilities pursuant to Section 2.15) but excluding as a result solely of Exchange Rate fluctuations, the sum of the US Revolving Loans and the US Swingline Loan exceeds the US Revolving Facility, then the US Borrower shall forthwith repay such portion of the US Revolving Loans as will reduce such excess to nil.

2.12.3	Where under any circumstances, including any voluntary reduction of a Term Loan Credit Facility but excluding as a result solely of Exchange Rate fluctuations, the Loans outstanding under a Term Loan Credit Facility exceeds the applicable Commitment in respect of such Term Loan Credit Facility, then the Cdn Borrower shall forthwith repay such portion of the applicable Loans as will reduce such excess to nil.

2.12.4	Concurrently with any repayment under this Section, the Cdn Borrower or the US Borrower, as the case may be, shall pay any losses and expenses incurred

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or suffered by any Lender or the Administrative Agent as a result of such repayment, to the extent provided for in this Agreement;

2.12.5	Concurrently with any such repayment, the Cdn Borrower or the US Borrower, as the case may be, shall issue a Repayment Notice.

2.13	Compulsory Repayment of Loans as a Result of Exchange Rate Fluctuations

2.13.1	Where the Administrative Agent determines that as a consequence of fluctuations in the Exchange Rate, (i) the sum of the Cdn Revolving Loans and the Cdn Swingline Loan exceeds by more than 5% the Cdn Revolving Facility, (ii) the sum of the US Revolving Loans and the US Swingline Loan exceeds by more than 5% the US Revolving Facility, or (iii) the sum of the Cdn Revolving Loans, the Cdn Swingline Loan, the US Revolving Loans and the US Swingline Loan exceeds the aggregate amount of the Revolving Facilities, the Administrative Agent may deliver to the Cdn Borrower or the US Borrower, as the case may be, a written notice requiring the Cdn Borrower or the US Borrower, as the case may be, to repay such portion of the Cdn Revolving Loans or the US Revolving Loans, as the case may be, as will reduce such excess to nil.

2.13.2	Where the Administrative Agent determines that as a consequence of fluctuations in the Exchange Rate, the Loans outstanding under a Term Loan Credit Facility exceeds by more than 3% the applicable Commitment under such Term Loan Credit Facility, the Administrative Agent may deliver to the Cdn Borrower a written notice requiring the Cdn Borrower to repay such portion of the applicable Loans as will reduce such excess to nil.

2.13.3	The Cdn Borrower and the US Borrower hereby bind and oblige themselves to repay within three (3) Business Days of receipt of such request such portion of the relevant Cdn Revolving Loans (in the case of the Cdn Borrower), the US Revolving Loans (in the case of the US Borrower), or the applicable Term Loans outstanding under the applicable Term Loan Credit Facility, as applicable, as will reduce such excess to nil. Concurrently with any such repayment, the Cdn Borrower or the US Borrower (as the case may be) shall issue a Repayment Notice.

2.14	Voluntary Repayment of Loans

2.14.1	At any time during the Revolving Period, the Cdn Borrower may voluntarily repay the whole or any part of the Cdn Revolving Loans or the Cdn Swingline Loan, and the US Borrower may voluntarily repay the whole or any part of the US Revolving Loans or the US Swingline Loan, in each case, in whole or in part, in minimum amounts of Cdn$5,000,000 and in whole multiples of Cdn$1,000,000.

2.14.2	At any time from and after the date of this Agreement, the Cdn Borrower may voluntarily repay the whole or any part of the Term Loans, in each case, in

CREDIT AGREEMENT – PAGE 15

whole or in part, in minimum amounts of £10,000,000 and in whole multiples of £1,000,000.

2.14.3	The Cdn Borrower or the US Borrower, as the case may be, shall issue a Repayment Notice prior to any such repayment of the Cdn Revolving Loans, the US Revolving Loans or Term Loans, as the case may be.

2.14.4	Where any such voluntary repayment relates to the whole or any part of the BA Liabilities or Libor Loans, then such repayment shall only be made on the Selected Maturity Date of the Selected Amounts proposed to be so repaid and the amount of such repayment shall be equal to the Selected Amounts proposed to be so repaid.

2.15	Repayment Notice

2.15.1	Unless otherwise specified or required hereunder, any Repayment Notice shall be delivered to the Administrative Agent at least:

2.15.1.1	one (1) Business Day prior to the date of the relevant repayment if such repayment relates only to Prime Rate Loans, US Base Rate Loans or US Prime Rate Loans;

2.15.1.2	three (3) Banking Days priors to the date of the relevant repayment if such repayment relates in whole or in part to Libor Loans; and

2.15.1.3	in all other cases, two (2) Business Days prior to the date of the relevant repayment.

Once	delivered, no Repayment Notice may be revoked or withdrawn by the Borrowers.

2.15.2	In the Repayment Notice, the Cdn Borrower or the US Borrower, as the case may be, may specify to which Types of Loans the repayment shall be imputed. In the event the Cdn Borrower or the US Borrower, as the case may be, fails to deliver a Repayment Notice or if the Repayment Notice is incomplete, then such repayment shall be applied in accordance with the provisions of Section 9.2.

2.16	Additional Borrowers

From and after the date of the first Advance of the Term Loan Credit Facilities, the Cdn Borrower may, upon giving not less than 15 days prior written notice to the Administrative Agent, designate (i) one or more of its Cdn Restricted Subsidiaries as an Additional Cdn Borrower under the Cdn Revolving Facility, or (ii) one or more of its US Restricted Subsidiaries as an Additional US Borrower under the US Revolving Facility, or (iii) one or more of its Foreign Restricted Subsidiaries as an Additional Foreign Borrower under the Cdn Revolving Facility or the US Revolving Facility, in each case by delivering to the Administrative Agent an Additional Borrower Accession Agreement executed by such Additional Cdn Borrower, Additional US Borrower or Additional Foreign Borrower, as the case may be, the Restricted

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Credit Parties and the Administrative Agent, together with an opinion of the Restricted Credit Parties’ Counsel in form and substance satisfactory to the Administrative Agent, and such other certificates, agreements, instruments and other documents as the Administrative Agent may reasonably request. Upon such delivery and subject to this Section 2.16, such Additional Cdn Borrower, Additional US Borrower or Additional Foreign Borrower, as the case may be, shall for all purposes of this Agreement be a Borrower hereunder and a party to this Agreement.

In addition to the foregoing, the Cdn Borrower shall obtain the prior written consent of the Majority Lenders with respect to any Foreign Restricted Subsidiary it intends to designate as an Additional Foreign Borrower hereunder pursuant to the terms of this Section 2.16, which consent shall not be unreasonably withheld but shall be subject to the satisfaction of all relevant “know your client checks” as set out in Section 22.19 and to the negotiation and conclusion between the Cdn Borrower and the Administrative Agent, acting on the instructions of the Majority Lenders, of terms and conditions to be applicable to such Foreign Restricted Subsidiary in respect of its inclusion as a Borrower hereunder and its rights and obligations under the Operative Documents.

The Administrative Agent shall promptly send a copy of the written notice from the Cdn Borrower contemplated under the first paragraph of Section 2.16 in respect of an Additional Foreign Borrower to each relevant Lender. Each Lender may, to the extent that the funding of such Foreign Additional Borrower by such Lender would be prohibited under Applicable Law or contravene applicable Lender policy and by notice to the Administrative Agent, refuse to be a Lender to an Additional Foreign Borrower within three (3) Business Days from receipt of such notice from the Administrative Agent.

2.17	Reallocations amongst Revolving Facilities

2.17.1	From and after the date of the first Advance of the Term Loan Credit Facilities, the Cdn Borrower may, upon giving not less than 10 days prior written notice to the Administrative Agent (a “Facility Reallocation Request”), request that the amount of the Revolving Facilities be apportioned differently as between the Cdn Revolving Facility and the US Revolving Facility. A Facility Reallocation Request may request a change (increase or decrease) in each such component of the Revolving Facilities (including, for greater certainty, the Swingline Facilities) so long as (i) the aggregate Revolving Commitments determined after such reallocation is made would not exceed the amount of the aggregate Revolving Commitments in effect immediately before such reallocation is made, (ii) the Cdn Swingline Commitment Amount and the US Swingline Commitment Amount, respectively, determined after such reallocation is made would not exceed the Cdn Revolving Facility and the US Revolving Facility, respectively, determined after such reallocation is made, and (iii) the sum of the Cdn Swingline Commitment Amount and the US Swingline Commitment Amount determined after such reallocation is made would not exceed the Aggregate Swingline Commitment Amount. Any such Facility Reallocation Request shall not be delivered more than once during any fiscal quarter of the Cdn Borrower.

2.17.2	Promptly following receipt of a Facility Reallocation Request, the Administrative Agent shall notify each Lender and request each Lender to

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approve the modifications requested therein. Each Lender may, subject to the provisions of the immediately following sentence of this subsection 2.17.2, elect to approve or refuse such Facility Reallocation Request by notice to the Administrative Agent to such effect. If a Lender or an Affiliate of such Lender is able to increase or assume a Revolving Commitment under a Revolving Facility so requested of such Lender pursuant to a Facility Reallocation Request in an amount that equals a reduction under the other Revolving Commitment of such Lender (or Affiliate thereof) pursuant to such Facility Reallocation Request without suffering any legal, regulatory or economic loss and expense, such Lender will not unreasonably withhold its approval of the Facility Reallocation Request. The Administrative Agent shall, promptly following receipt of such information, notify the Cdn Borrower of all Lenders which have approved such Facility Reallocation Request and those which have refused.

2.17.3	On or before the last Business Day of the fiscal quarter of the Cdn Borrower during which any Facility Reallocation Request is submitted to the Administrative Agent, the Cdn Borrower shall notify the Administrative Agent as to whether or not it wishes to modify the Revolving Commitments of the Lenders in accordance with the approvals and refusals of the Lenders to such Facility Reallocation Request. If the Cdn Borrower notifies the Administrative Agent that it does not wish to so modify the Revolving Commitments, then no such modification shall take place. If, however, the Cdn Borrower notifies the Administrative Agent that it wishes to so modify the Revolving Commitments, then the Administrative Agent shall promptly notify the Lenders of such fact and the Revolving Commitments of those Lenders which have consented to such Facility Reallocation Request shall be automatically modified as of the first Business Day of the fiscal quarter of the Cdn Borrower following the expiry of the 10-day notice period referred to in subsection 2.17.1 to the extent they have agreed to the changes requested and thereupon each component of the Revolving Facilities shall be modified accordingly and the Rateable Share of the respective Lenders in respect of the applicable Revolving Commitments and Revolving Loans shall be adjusted accordingly.

2.18	Extension of the Revolving Period

2.18.1	From and after the date of the first Advance of the Term Loan Credit Facilities, in any given year, or in any subsequent year if not requested in any such given year, the Borrowers may request that the Revolving Period be extended for a period of one (1) year pursuant to each such request (each such period to commence on the day immediately following the last day of the then current Revolving Period), by delivering to the Administrative Agent an Extension Request no earlier than 90 days and no later than 45 days prior to each anniversary of the date of this Agreement.

2.18.2

Upon receipt of an Extension Request, the Administrative Agent shall deliver a copy thereof to each Lender and no later than 30 days following the receipt thereof from the Administrative Agent, each such Lender shall inform the

CREDIT AGREEMENT – PAGE18

Administrative Agent of its decision to extend or not to extend the Revolving Period. The decision of a Lender to extend the Revolving Period is irrevocable. The failure by a Lender to inform the Administrative Agent of its decision within such period shall result in such Lender being deemed to have refused to extend its Revolving Period. Upon receipt by the Administrative Agent of the notices of acceptance or refusal (or deemed refusal) from the Lenders, the Administrative Agent shall promptly inform the Borrowers and the Lenders of the results.

2.18.3	If the aggregate amount of the Revolving Commitments of the Lenders that have agreed to extend the Revolving Period represents 662/3% or less of the Revolving Facilities, then the then current Revolving Period shall not be extended and shall expire in accordance with its terms unless subsequently extended in accordance with this Section 2.16.

2.18.4	If the aggregate amount of the Revolving Commitments of the Lenders that have agreed to extend the Revolving Period represents more than 662/3% of the Revolving Facilities, then, with respect to each Dissenting Lender, the Borrowers shall have the right, within one (1) year of the date on which the Extension Request is delivered to the Administrative Agent pursuant to Section 2.18.1, and at their sole expense and effort and upon notice to such Dissenting Lender and the Administrative Agent, to replace such Dissenting Lender as contemplated in Section 2.19 or cancel its Revolving Commitment as contemplated in Section 2.20, provided, however, that no Default has occurred and is continuing on the effective date of such replacement or cancellation, as the case may be.

2.18.5	If, within one (1) year of the date on which the Extension Request is delivered to the Administrative Agent pursuant to Section 2.18.1, the Borrowers have replaced all Dissenting Lenders as contemplated in Section 2.19 or cancelled their respective Revolving Commitments as contemplated in Section 2.20, then the Revolving Period shall be extended as hereinabove mentioned.

2.18.6	If, within one (1) year of the date on which the Extension Request is delivered to the Administrative Agent pursuant to Section 2.18.1, the Borrowers have not replaced all Dissenting Lenders as contemplated in Section 2.19 or cancelled their respective Revolving Commitments as contemplated in Section 2.20, then the then current Revolving Period shall not be extended and shall expire in accordance with its terms unless subsequently extended in accordance with this Section 2.18.

2.19	Replacement of Dissenting Lenders

With respect to each Dissenting Lender that the Borrowers desire to replace, and provided there does not then exist any Default:

2.19.1	the Borrowers shall initially be required to ask each Lender who has agreed to extend its Revolving Period, through the Administrative Agent, if it desires to

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have the Loan or any portion thereof of such Dissenting Lender Assigned to it and to assume the corresponding portion of the Revolving Commitment of such Dissenting Lender. If more than one Lender shall accept the foregoing offer, in whole or in part, then any such Assignment of the Loan or any portion thereof of such Dissenting Lender and any such assumption of the corresponding portion of the Revolving Commitment of such Dissenting Lender shall be allocated on a Rateable Share basis;

2.19.2	in the event that no such Lender informs the Administrative Agent within ten (10) Business Days of such request of the Borrowers of its intention to proceed with such an Assignment and assumption or in the event that the aggregate amount of the Loan and the Revolving Commitment that the Lenders desire to have Assigned to them is less than the amount of the Loan and the Revolving Commitment of such Dissenting Lender, the Borrowers may request that such portion of the Loan and the Revolving Commitment of such Dissenting Lender be Assigned to one or more financial institutions, the whole in accordance with Section 22.5; provided, however, that the Borrowers shall pay to the Administrative Agent the fees contemplated in paragraph 22.5.1.4.

2.20	Cancellation of the Revolving Commitments of Dissenting Lenders

With respect to each Dissenting Lender whose Revolving Commitment the Borrowers desire to cancel, the Borrowers shall so notify in writing the Administrative Agent and such Dissenting Lender five (5) Business Days prior to the effective date of such cancellation. On the effective date of such cancellation, the Revolving Commitment of such Dissenting Lender shall be cancelled and the Borrowers shall repay the entire amount of the Revolving Loan of such Dissenting Lender.

2.21	Accordion Feature

2.21.1	At any time from and after the date of the first Advance of the Term Loan Credit Facilities and provided that no Default has occurred and is continuing, the Borrowers may, by notice to the Administrative Agent, request that on the terms and subject to the conditions contained in this Agreement, the Lenders or New Lenders provide up to an aggregate amount of Cdn$750,000,000 in additional loan commitments consisting, at Borrowers’ option, of either Cdn Revolving Commitments or US Revolving Commitments (the “Additional Revolving Commitments”) or a combination thereof; provided, however, that any request for an increase shall be in a minimum amount of Cdn$50,000,000;

2.21.2

Upon receipt of such notice, the Administrative Agent shall use commercially reasonable efforts to arrange for the Lenders to provide such Additional Revolving Commitments, provided that the Administrative Agent will first offer each of the Lenders that then has a Revolving Commitment under the Revolving Facilities a pro rata portion (based upon the applicable Revolving Facility, at such time) of any such Additional Revolving Commitments. Nothing contained in this Section or otherwise in this Agreement is intended to

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commit any Lender or any Agent to provide any portion of any such Additional Revolving Commitments.

2.21.3	To the extent that any Lenders or New Lenders agree, in their sole discretion, to provide any Additional Revolving Commitments, (i) the applicable Revolving Facilities and the applicable Revolving Commitments shall be increased by the amount of the Additional Revolving Commitments agreed to be so provided, (ii) at such time and in such manner as the Borrowers and the Administrative Agent shall agree, the Lenders shall assign and assume outstanding applicable Revolving Loans held by each Lender to conform to the respective percentages of the applicable Revolving Commitments of the Lenders, and (iii) the Borrowers shall execute and deliver any amendments, supplements or modifications to any Operative Document as the Administrative Agent may reasonably request.

2.22	Temporary Advances by Administrative Agent

2.22.1	Unless the Administrative Agent shall have received a written notice from any given Lender by 5:00 P.M. (Montréal time) on the Business Day prior to any Drawdown Date, or is otherwise informed prior to making any Drawdown proceeds available to the relevant Borrower as contemplated in subsections 2.8.2 and 2.8.3, that such Lender will not make such proceeds available to the Administrative Agent, the Administrative Agent may assume that such Lender shall make such proceeds available on the relevant Drawdown Date in accordance with the applicable provisions of this Agreement, and the Administrative Agent may, in reliance upon such assumption but at its sole and unfettered discretion, make available to the relevant Borrower, on such Drawdown Date, the Rateable Share (as pertains to the relevant Facility) of such Lender of such proceeds.

2.22.2

If the relevant Lender does not make its Rateable Share of such proceeds available to the Administrative Agent and the Administrative Agent does make available to the relevant Borrower such Lender’s Rateable Share of such proceeds, such Lender shall pay its Rateable Share of such proceeds to the Administrative Agent on demand, together with interest thereon, for each day from and including the date such Rateable Share is made available by the Administrative Agent to the relevant Borrower to but excluding the date of repayment to the Administrative Agent, at a fluctuating rate per annum equal to the higher of the interbank rate for overnight funds or the rate charged to the Administrative Agent by its correspondent, plus 0.25%. A certificate of the Administrative Agent submitted to any such Lender with respect to any amount owing under this subsection 2.20.2 shall be conclusive, absent manifest error. If such amount and interest thereon is so made available to the Administrative Agent, such payment to the Administrative Agent by such Lender shall constitute such Lender’s Advance on the Drawdown Date for all purposes of this Agreement. If such amount is not so made available to the Administrative Agent, then the Administrative Agent shall notify the relevant Borrower of such failure and, without in any way affecting or otherwise

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diminishing the obligation of such Lender to pay such amount to the Administrative Agent on demand, on the third Business Day following the Drawdown Date, the relevant Borrower shall pay to the Administrative Agent such Rateable Share together with interest thereon for each day that the relevant Borrower had the use of such Rateable Share of the requested Advance at an annual rate applicable to such Advance computed and payable in the manner herein contemplated. A certificate of the Administrative Agent submitted to such Borrower with respect to any amount owing under this subsection shall be prima facie evidence thereof, absent manifest error.

ARTICLE 3

PRIME, US PRIME AND US BASE RATE LOANS

3.1	Request for Prime Rate Loans, US Prime Rate Loans or US Base Rate Loans

Any Draw Request or Conversion Request pursuant to which an Advance or conversion or rollover thereof is requested by way of Prime Rate Loan, US Base Rate Loan or US Prime Rate Loan shall be delivered at the latest by 1:00 P.M. (Montréal time) on the Business Day immediately preceding the proposed Borrowing Date and shall specify the following information:

3.1.1	the proposed Borrowing Date which must be a Business Day;

3.1.2	the principal amount requested to be Advanced; and

3.1.3	under which of the Facilities the Advance is requested.

3.2	Apportionment among the Lenders

The aggregate principal amount of any Advance requested under Section 3.1 shall be apportioned among the Lenders on a Rateable Share basis of the relevant Facility.

3.3	Interest on Prime Rate Basis

The Cdn Borrower shall pay each applicable Lender interest on such Lender’s Prime Rate Loan at an annual rate applicable for each day during which such Loan is outstanding equal to the Prime Rate at the close of business on each such day plus the Relevant Margin applicable on each such day.

3.4	Interest on US Base Rate Basis

The Cdn Borrower shall pay each applicable Lender interest on such Lender’s US Base Rate Loan at an annual rate applicable for each day during which such Loan is outstanding equal to the US Base Rate at the close of business on each such day plus the Relevant Margin applicable on each such day.

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3.5	Interest on US Prime Rate Basis

The US Borrower shall pay each US Lender interest on such Lender’s US Prime Rate Loan at an annual rate applicable for each day during which such Loan is outstanding equal to the US Prime Rate at the close of business on each such day plus the Relevant Margin applicable on each such day.

3.6	Computation of Interest

3.6.1	Interest in respect of the Prime Rate Loans shall be computed on the basis of a 365 day year for the actual number of days elapsed;

3.6.2	interest in respect of the US Base Rate Loans shall be computed on the basis of (i) a 365 day year for the actual days elapsed during any period when the US Base Rate is calculated using the Administrative Agent’s US Base Rate and (ii) a 360 day year for the actual number of days elapsed during any period when the US Base Rate is calculated using the Federal Funds Effective Rate;

3.6.3	interest in respect of the US Prime Rate Loans shall be computed on the basis of a 360 day year for the actual number of days elapsed; and

3.6.4	interest payable on each Loan is calculated upon the daily outstanding balance of such Loan from and including the date it is advanced until, but excluding, the date it is repaid in full.

3.7	Payment of Interest

Interest is payable in arrears on the applicable Interest Payment Date, with interest on all overdue interest at the rate applicable to principal during the period in which it remains unpaid plus, to the extent permitted by Applicable Law, 2% per annum, computed daily, compounded monthly on the applicable Interest Payment Date, such overdue interest being payable upon the demand of the Administrative Agent. Interest payable on the Loans shall be payable both before and after demand, default and judgment at the applicable rates set forth herein.

3.8	Interest on Loans Generally

Where no specific provision for interest on any amount outstanding and payable by the Borrowers is made in this Agreement, interest thereon shall be computed and payable on a Prime Rate Basis if the amount outstanding is denominated in Canadian Dollars or on a US Base Rate Basis if the amount outstanding is denominated in US Dollars.

3.9	Annual Equivalents

The annual rates of interest to which are equivalent the rates determined in accordance with the provisions of subsection 3.6.3 and with the provisions of clause (ii) of subsection 3.6.2 are the following rate: (the quoted rate) x (number of days in the year) ÷ 360 = % per annum. The annual rates to which are equivalent the rates determined in accordance with the provisions of subsection 3.6.1 and clause (i) of subsection 3.6.2 are the following rate: (the quoted rate) x (number of days in the year) ÷ 365 = % per annum.

CREDIT AGREEMENT – PAGE 23

ARTICLE 4

BANKER’S ACCEPTANCES

4.1	Requests for the Issuance of BAs

Any Draw Request or Conversion Request pursuant to which the Cdn Borrower requests an issue of BAs shall be delivered to the Administrative Agent by 10:00 A.M. (Montréal time) at least two (2) Business Days prior to the proposed Issuance Date and shall specify the following information:

4.1.1	the Selected Period during which it desires such issue of BAs to be outstanding. Such Selected Period must be of one, two, three or six months or such other period as may be acceptable to the Administrative Agent, acting in accordance with the instructions of all the applicable Lenders;

4.1.2	the aggregate face amount of such issue of BAs. Such aggregate face amount must be at least Cdn$5,000,000 and a whole multiple of Cdn$100,000;

4.1.3	the proposed Issuance Date which must be a Business Day falling (i) in the case of the Revolving Facilities, during the Revolving Period; and (ii) in the case of any Term Loan Credit Facility, prior to the maturity date thereof;

4.1.4	the Selected Maturity Date which must be a Business Day falling (i) in the case of the Revolving Facilities, during the Revolving Period; and (ii) in the case of any Term Loan Credit Facility, prior to the maturity date thereof; and

4.1.5	under which of the Facilities the BA is requested.

4.2	Notice to Lenders of Particulars Relating to BAs

4.2.1	At the latest on the Business Day immediately preceding any Issuance Date, the Administrative Agent shall notify each applicable Lender of the aggregate face amount of BAs to be accepted by it on the Issuance Date and of the Selected Period applicable to such BAs. The Administrative Agent shall promptly notify the Cdn Borrower and each applicable Lender, prior to 11:00 A.M. (Montréal time) on any Issuance Date of the Discount Rate, Stamping Fee and BA Proceeds applicable to such BAs.

4.2.2	The aggregate face amount of an issue of BAs shall be apportioned as among the applicable Lenders on a Rateable Share basis. Where such apportionment results in the aggregate face amount of BAs to be accepted by a Lender for the same Selected Period not to be a whole multiple of Cdn$100,000, such aggregate face amount shall be increased or reduced by the Administrative Agent in its sole discretion to the nearest whole multiple of Cdn$100,000, without affecting the aggregate face amount of BAs accepted by the applicable Lenders for the same Selected Period.

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4.3	Lenders to Accept Drafts

Each applicable Lender hereby severally and neither jointly nor solidarily agrees to accept as BAs, on each Issuance Date, an aggregate face amount of Drafts equal to the amount specified to such Lender by the Administrative Agent pursuant to Section 4.2.

4.4	Stamping Fee

4.4.1	In connection with and in consideration for the acceptance by each applicable Lender of Drafts as contemplated in Section 4.3, the Cdn Borrower shall pay to each applicable Lender, a stamping fee equal to the product resulting from multiplying the face amount of each Draft so accepted by such Lender by a fraction, the numerator of which shall consist of the product resulting from multiplying the applicable Relevant Margin in effect on the relevant Issuance Date by the number of days in the Selected Period applicable to such BA and the denominator of which shall consist of 365.

4.4.2	Where during any Selected Period, the Relevant Margin changes, on the Reset Date upon which such change has taken effect (or when the Administrative Agent is unable to proceed on the Reset Date, within five (5) Business Days of any request from the Administrative Agent), the Cdn Borrower, on the one hand, and the Administrative Agent, for the account of the applicable Lenders, on the other hand, shall settle as among themselves any amounts resulting from any adjustment of the Relevant Margin during such Selected Period, taking into consideration the Relevant Margin that would have been applicable on the date of any such change to any outstanding Advance made by way of BAs as of and from the date of any such change, the remaining term of the applicable Selected Period and the face amount of the relevant BAs. The applicable Lenders and the Cdn Borrower, through the Administrative Agent, shall pay to each other, as required, the appropriate amounts resulting from any such adjustment.

4.4.3	In payment of the Stamping Fee payable in connection with any BA, each applicable Lender shall retain from the Discounted Proceeds relating to such BA an amount equal to such Stamping Fee.

4.5	Lenders to Discount BAs

4.5.1	Each applicable Lender hereby severally and neither jointly nor solidarily agrees to purchase the BAs accepted by it under the terms hereof on the Issuance Date of such BAs for an amount equal to the Discounted Proceeds of such BAs.

4.5.2	Any BA so purchased by any Lender may be held by it for its own account or sold or traded in (y) the money market, either directly or through securities brokers or dealers, in accordance with such arrangements as such Lender may consider appropriate to make or (z) a clearing house within the meaning of the Depository Bills and Notes Act (Canada).

CREDIT AGREEMENT – PAGE 25

4.6	Lenders to Make BA Proceeds Available to Administrative Agent

On each Issuance Date, each applicable Lender shall make available to the Administrative Agent, the BA Proceeds relating to the BAs accepted and purchased by it on such date.

4.7	Payment of BAs

On each Selected Maturity Date, the Cdn Borrower shall pay the face amount of all BAs maturing on such date. Where the Cdn Borrower fails to make such payment, the Cdn Borrower shall be deemed to have requested that portion of the BA Liabilities corresponding to the BAs then maturing to be converted on such Selected Maturity Date into a Prime Rate Loan.

4.8	Waiver

The Cdn Borrower shall not claim from any Lender any days of grace for the payment at maturity of any BA issued and accepted by that Lender. Furthermore, the Cdn Borrower waives any defence to payment which might otherwise exist if for any reason a BA issued hereunder shall be held by or for the account of a Lender in its own right at the maturity thereof.

4.9	Obligations Absolute

The obligations of the Cdn Borrower with respect to BAs hereunder are unconditional and irrevocable, and shall be paid strictly in accordance with the terms of this Agreement under all circumstances, including the following circumstances:

4.9.1	any lack of validity or enforceability of any Draft accepted by any Lender as a BA, except where such lack of validity or enforceability shall have resulted from such Lender’s intentional or gross fault or wilful misconduct or that of its directors, officers, employees, advisors, representatives and agents; or

4.9.2	the existence of any defence, right of action, right of compensation or set-off or claim of any nature whatsoever which the Cdn Borrower may at any time have or have had against the holder of a BA, the Administrative Agent, a Lender or any other Person, whether in connection with this Agreement or otherwise.

4.10	Power of Attorney to Sign Drafts

In order to facilitate the issuance of BAs hereunder, the Cdn Borrower hereby authorizes each of the applicable Lenders to sign, endorse and complete Drafts on its behalf in handwritten or by facsimile or mechanical signature or otherwise and once so signed, endorsed and completed, to purchase, discount and negotiate same or, as the case may be, deposit same in a clearing house as contemplated in the Depositary Bills and Notes Act (Canada), the whole as and when deemed necessary by any such Lender for all purposes of this Article 4. In this regard, the parties hereto do hereby agree as follows:

4.10.1

all Drafts so signed, endorsed and completed on behalf of the Cdn Borrower by any Lender shall bind the Cdn Borrower as fully and effectually as if signed in the handwriting of and duly issued by the proper signing officers of the Cdn

CREDIT AGREEMENT – PAGE 26

Borrower;

4.10.2	neither the Administrative Agent nor the Lenders nor any of their respective directors, officers, employees or representatives shall be liable for any action taken or omitted to be taken by it or them under this Article 4, except for its or their own intentional or gross fault or wilful misconduct;

4.10.3	the Cdn Borrower shall pay upon demand to each applicable Lender, the face amount of any form of Draft which on its face appears or purports to have been issued by the Cdn Borrower and circulated fraudulently or without authority by any Person other than the Administrative Agent, the applicable Lenders or any of their respective directors, officers, employees or representatives and which was subsequently presented to a Lender for payment and paid by such Lender and shall indemnify and hold harmless such Lender from and against any and all losses and expenses which may be imposed on or incurred by or asserted against such Lender in any way relating to, arising out of or resulting from such fraudulent, unauthorized or illegal issuance or use of such Drafts, except where such fraudulent, unauthorized or illegal issuance or use of such Drafts shall have resulted from such Lender’s intentional or gross fault or wilful misconduct or that of its directors, officers, employees, advisors, representatives and agents. To the extent the Cdn Borrower shall have paid such payment relating to, arising out of, or resulting from, such fraudulent unauthorized or illegal issuance or use of such Drafts and to the extent further that such fraudulent, unauthorized or illegal issuance or use of such Drafts shall have resulted from such Lender’s intentional or gross fault or wilful misconduct, such Lender shall promptly reimburse to the Cdn Borrower the amounts so paid by the Cdn Borrower and shall furthermore indemnify and hold harmless the Cdn Borrower from and against any and all losses and expenses incurred by or asserted against the Cdn Borrower in any way relating to, arising out of, or resulting from, such fraudulent, unauthorized or illegal issuance or use of such Drafts. Subject to the immediately proceeding sentence, following any such payment by the Cdn Borrower, any amount recovered by the applicable Lender from a third party in connection with such Draft shall be remitted to the Cdn Borrower by such Lender forthwith after deducting therefrom any amounts (including the reasonable costs and expenses incurred by such Lender in connection with such recovery) not otherwise paid by the Cdn Borrower; and

4.10.4	upon the request of the Cdn Borrower, any Lender shall cancel all of the forms of Drafts which shall have been signed, endorsed and completed by such Lender on behalf of the Cdn Borrower as hereinabove contemplated in this Section and which shall not as yet have been issued in accordance with such instructions of the Cdn Borrower, provided that under such circumstances, such Lender shall have no liability for failing to make any further requested Advance by way of BAs.

CREDIT AGREEMENT – PAGE 27

4.11	Special Provisions with respect to Non-BA Lenders

4.11.1	The provisions of this Article 4 shall apply to any Non-BA Lender, save and except that such Non-BA Lender shall perform its obligations under this Article not by the acceptance of bills of exchange or, as the case may be, depository bills as such expression is defined in the Depository Bills and Notes Act, but rather, subject to all of the terms and conditions of this Agreement, shall make direct Advances to the Cdn Borrower equal to its Rateable Share of any Advance that, pursuant to a Draw Request or a Conversion Request, the Cdn Borrower may request, be or become outstanding by way of BAs.

4.11.2	The principal amount of the Indebtedness of the Cdn Borrower towards such Non-BA Lender with respect to any Advance made by such Non-BA Lender under this Section 4.11, shall be equal to the face amount of any BA Equivalent Note issued by the Cdn Borrower in order to evidence such Advance.

4.11.3	In order to provide such Non-BA Lender with comparable benefits to those enjoyed by the other Lenders under this Article 4, in connection with each BA Equivalent Note issued by the Cdn Borrower to such Non-BA Lender, such Non-BA Lender shall make available to the Cdn Borrower an amount equal to the BA Proceeds relating to such BA Equivalent Note.

4.11.4	Save as otherwise expressly altered by this Section 4.11, the remaining provisions of this Agreement pertaining to BAs shall apply in all respects to such BA Equivalent Notes and such Non-BA Lender mutatis mutandis.

ARTICLE 5

LIBOR LOANS

5.1	Request for Libor Loans

Any Draw Request or Conversion Request pursuant to which a Borrower requests a Libor Loan shall be delivered to the Administrative Agent by 10:00 A.M. (Montréal time) three (3) Banking Days prior to the proposed Borrowing Date and shall specify the following information:

5.1.1	the Selected Period applicable to such Libor Loans. Such Selected Period must be of one, two, three or six months or such other period as may be acceptable to the Administrative Agent, acting in accordance with the instructions of (i) all the Cdn Lenders in the case of the Cdn Revolving Libor Loans, (ii) all the US Lenders in the case of the US Revolving Libor Loans, and (iii) all of the applicable Term Loan Lenders under the applicable Term Loan Credit Facility;

5.1.2

for each Selected Period, the aggregate principal amount requested to be outstanding on a Libor Basis. Such aggregate principal amount must be at least (i) US$5,000,000 and a whole multiple of US$100,000 for a Libor Loan denominated in US Dollars, (ii) £3,000,000 and a whole multiple of £100,000

CREDIT AGREEMENT – PAGE 28

for a Libor Loan denominated in Sterling, and (iii) €4,000,000 and a whole multiple of €100,000 for a Libor Loan denominated in Euros;

5.1.3	the proposed Borrowing Date which must be a Banking Day falling (i) in the case of the Revolving Facilities, during the Revolving Period; and (ii) in the case of any Term Loan Credit Facility, prior to the maturity date thereof;

5.1.4	the Selected Maturity Date which must be a Banking Day falling (i) in the case of the Revolving Facilities, during the Revolving Period; and (ii) in the case of any Term Loan Credit Facility, prior to the maturity date thereof; and

5.1.5	under which of the Facilities the Advance is requested.

5.2	Establishment of Libor and Selected Amounts

5.2.1	Libor shall be established by the Administrative Agent on the applicable Quotation Date prior to the relevant Borrowing Date. By 2:00 P.M. (Montréal time) on the applicable Quotation Date prior to the relevant Borrowing Date, the Administrative Agent shall notify the relevant Borrower and each Lender of:

5.2.1.1	the Facility under which the Advance is requested, the Selected Amount to be Advanced by each Lender on the proposed Drawdown Date and the Selected Period applicable to each such Selected Amount; and

5.2.1.2	the Libor applicable to each Selected Amount for each Selected Period.

5.2.2	For each Selected Period, the aggregate principal amount requested by a Borrower to be outstanding on a Libor Basis shall be apportioned as among the Lenders on a Rateable Share basis of the applicable Facility under which such Libor Loan is requested.

5.3	Interest on Libor Basis

5.3.1	The Cdn Borrower shall pay each applicable Lender interest on each Selected Amount forming part of the applicable Libor Loan of such Lender; and

5.3.2	The US Borrower shall pay each US Lender interest on each Selected Amount forming part of the US Revolving Libor Loan of such US Lender;

in each case, at an annual rate applicable for each day during which such Selected Amount is outstanding equal to the Libor applicable to such Selected Amount plus the Relevant Margin applicable on each such day.

5.4	Computation of Interest

5.4.1	Interest in respect of the Libor Loans shall be computed on the basis of a (i) 360 day year for the actual number of days elapsed in the case of Libor Loans

CREDIT AGREEMENT – PAGE 29

denominated in US Dollars and Euros, and (ii) 365 day year for the actual number of days elapsed in the case of Libor Loans denominated in Sterling.

5.4.2	Interest payable on each Selected Amount is calculated upon the daily outstanding balance of such Selected Amount from and including the date it is advanced until, but excluding, the date it is repaid in full.

5.5	Payment of Interest

5.5.1	Interest in respect of the Libor Loans is payable in arrears on the applicable Interest Payment Date.

5.5.2	Overdue interest bears interest at an annual rate applicable for each day during which such interest is outstanding equal to:

5.5.2.1	where the Selected Amount to which such interest relates forms part of the Cdn Revolving Libor Loans or Cdn Term Loan Libor Loans denominated in US Dollars, the US Base Rate;

5.5.2.2	where the Selected Amount to which such interest relates forms part of the US Revolving Libor Loans denominated in US Dollars, the US Prime Rate; and

5.5.2.3	where the Selected Amount to which such interest relates forms part of the Cdn Revolving Libor Loans, the US Revolving Libor Loans or Cdn Term Loan Libor Loans denominated in Sterling or Euros, the interest rate which would apply if such overdue interest had been a Libor Loan in the amount and currency of such overdue interest and for a period equivalent to the period during which such overdue interest remains unpaid (as such period may be divided into successive periods, the duration of which shall be selected by the Administrative Agent, acting reasonably);

in each case at the close of business on each such day plus the Relevant Margin applicable on each such day, plus, to the extent permitted by Applicable Law, 2% per annum, compounded monthly on the first (1st) day of each month and payable upon the demand of the Administrative Agent.

5.5.3	Interest payable on the Libor Loans shall be payable both before and after demand, default and judgment at the applicable rates set forth herein.

5.6	Annual Equivalents

The annual rates of interest to which are equivalent the rates determined in accordance with the provisions of clause (i) of subsection 5.4.1 are the following rates: (the quoted rate) x (number of days in the year) ÷ 360 = % per annum. The annual rates of interest to which are equivalent the rates determined in accordance with the provisions of clause (ii) of subsection 5.4.1 are the following rates: (the quoted rate) x (number of days in the year) ÷ 365 = % per annum

CREDIT AGREEMENT – PAGE 30

5.7	Payment on Selected Maturity Date

On each Selected Maturity Date:

5.7.1	the Cdn Borrower shall pay in full the Selected Amounts maturing on such date and which form part of the Cdn Revolving Libor Loans or Cdn Term Loan Libor Loans; and

5.7.2	the US Borrower shall pay in full the Selected Amounts maturing on such date and which form part of the US Revolving Libor Loans.

Where the relevant Borrower fails to make such payment, such Borrower shall be deemed to have requested that portion of the Libor Loans corresponding to such Selected Amounts then maturing to be converted on such Selected Maturity Date into a:

5.7.3	Cdn Revolving US Base Rate Loan, where such Selected Amount formed part of the Cdn Revolving Libor Loans;

5.7.4	US Revolving US Prime Rate Loans, where such Selected Amount formed part of the US Revolving Libor Loans; and

5.7.5	Cdn Term Loan US Base Rate Loan, where such Selected Amount formed part of a Cdn Term Loan Libor Loan.

ARTICLE 6

LETTERS OF CREDIT

6.1	Requests for the Issuance of LCs

Any Draw Request or Conversion Request pursuant to which the Cdn Borrower or the US Borrower requests the issuance of one or more LCs shall be delivered to the Administrative Agent and the relevant LC Issuing Lender by 10:00 A.M. (Montréal time) at least two (2) Business Days prior to the proposed Issuance Date and shall specify the following information:

6.1.1	the Selected Maturity Date of each LC so requested. Other than as set out in Section 6.9 and subject to the terms of Section 6.10, each LC shall by its terms be stated to expire on a date no later than the earlier to occur of (i) one (1) year after the last day of the Revolving Period, and (ii) three (3) years from the date of its issuance or extension;

6.1.2	the face amount of each LC so requested. Such face amount must be denominated in Canadian Dollars, US Dollars, Sterling, Euros or other Agreed Foreign Currencies where such LC is requested under the Cdn Revolving Facility and in US Dollars, Sterling, Euros or other Agreed Foreign Currencies where such LC is requested under the US Revolving Facility;

6.1.3	the beneficiary of each LC so requested, the conditions of payment under each such LC and all other information required to prepare each such LC;

CREDIT AGREEMENT – PAGE 31

6.1.4	the Person (if not the Borrower that requested same) to whom each such LC should be delivered on the Issuance Date; and

6.1.5	under which of the Revolving Facilities each such LC is requested to be issued.

Where the Cdn Borrower requests the issuance of an LC, then the relevant Draw Request or Conversion Request must be delivered to the Cdn LC Issuing Lender and when the US Borrower requests the issuance of an LC, then the relevant Draw Request or Conversion Request must be delivered to the US LC Issuing Lender.

No LC may be requested to be issued under any of the Revolving Facilities where as a result of the issuance of such LC, the aggregate LC Liabilities then outstanding would exceed Cdn$200,000,000.

If reasonably acceptable to the relevant Borrower, an LC Issuing Lender may cause an LC denominated in an Agreed Foreign Currency to be issued by an Affiliate of such LC Issuing Lender. Such an LC shall be considered to be an LC and such LC Issuing Lender shall be considered to be the issuer of the LC, for all purposes of the Operative Documents.

6.2	Issuance of LCs

Provided all conditions of this Agreement have been met, by no later than 11:00 A.M. (Montréal time) on the relevant Issuance Date, the relevant LC Issuing Lender shall deliver to the Borrower that requested same, or to the Persons designated in the relevant Draw Request or Conversion Request, the LCs requested to be issued on such date.

6.3	LC Fee

The Cdn Borrower (in the case of an LC requested under the Cdn Revolving Facility) or the US Borrower (in the case of an LC requested under US Revolving Facility) shall pay to the Administrative Agent in connection with any LC:

6.3.1	a fee, which shall be in the amount determined by the Administrative Agent to be equal to the sum of the products for each day during the Selected Period of such LC of (a) the Stated Amount of such LC at the end of the day, multiplied by (b) the quotient of (i) the Relevant Margin divided by (ii) (A) 365 in the case of an LC requested under the Cdn Revolving Facility, and (B) 360 in the case of an LC requested under the US Revolving Facility. Such fee shall be paid quarterly in arrears on the first Business Day of each calendar quarter until the Stated Amount of such LC is reduced to nil, at which time the final payment of such fee shall be paid;

6.3.2	in addition to the amounts payable under subsections 6.3.1 and 6.3.3, a fee payable in accordance with the fee schedule of the LC Issuing Lender issuing same in force from time to time with respect to the issuance, renewal, amendment or cancellation of such LC; and

6.3.3	in addition to the amounts payable under subsections 6.3.1 and 6.3.2, a fronting fee, calculated and payable in the same manner as the fee referred to in

CREDIT AGREEMENT – PAGE 32

subsection 6.3.1, save that the reference to the Relevant Margin in clause (b) thereof shall be replaced by a reference to 0.25% per annum.

6.4	Distribution of LC Fee

Upon receipt of any payment on account of the LC Fee applicable to any LC, the Administrative Agent shall forthwith distribute same among the Lenders as follows:

6.4.1	to the LC Issuing Lender that issued such LC, for its own account and exclusive benefit, the fees referred to in subsections 6.3.2 and 6.3.3; and

6.4.2	to the Lenders (including the Lender that is also the LC Issuing Lender) the fee referred to in subsection 6.3.1 on a Rateable Share basis of the Revolving Facility under which such LC is issued.

6.5	Payment by a LC Issuing Lender under LCs

6.5.1	The aggregate principal amount or amounts of monies paid by a LC Issuing Lender at any time and from time to time under any LC which is in excess of the amount previously provided to such LC Issuing Lender by the Cdn Borrower or the US Borrower, as the case may be, in connection with such LC, shall constitute an Advance:

6.5.1.1	to the Cdn Borrower under the Cdn Revolving Facility where such LC was issued under such Revolving Facility, in a principal amount equal to such unreimbursed disbursement (if denominated in Canadian Dollars or US Dollars) or the equivalent in Canadian Dollars of such unreimbursed disbursement determined at the rate of exchange quoted to the Administrative Agent by the Cdn LC Issuing Lender (if denominated in any other currency), and shall form part of the Cdn Revolving Prime Rate Loans or the Cdn Revolving US Base Rate Loans, as the case may be; and

6.5.1.2	to the US Borrower under the US Revolving Facility where such LC was issued under such Revolving Facility, in a principal amount equal to such unreimbursed disbursement (if denominated in US Dollars) or the equivalent in US Dollars of such unreimbursed disbursement determined at the rate of exchange quoted to the Administrative Agent by the US LC Issuing Lender (if denominated in any other currency) and shall form part of the US Revolving US Prime Rate Loans.

6.5.2

Where a LC Issuing Lender shall have received a demand for payment under any LC it has issued hereunder and has determined to effect payment, unless it shall have been previously put into funds by the Cdn Borrower (where such LC was issued under the Cdn Revolving Facility) or the US Borrower (where such LC was issued under the US Revolving Facility) sufficient to effect such payment, it shall issue a written notice to the Administrative Agent and the Cdn Borrower or the US Borrower (as the case may be) advising them of the

CREDIT AGREEMENT – PAGE 33

amount of and the currency in which such payment shall be made by such LC Issuing Lender and, if such currency shall not be Cdn Dollars or US Dollars, the equivalent of such amount, based on the applicable exchange rate, in Cdn Dollars (in the case of an LC issued under the Cdn Revolving Facility) or US Dollars (in the case of an LC issued under the US Revolving Facility), and requesting that:

6.5.2.1	where such LC was issued under the Cdn Revolving Facility, the Cdn Lenders make an Advance by way of Cdn Revolving Prime Rate Loans or Cdn Revolving US Base Rate Loans, as the case may be, equal to such equivalent amount by the Business Day next following such notice; and

6.5.2.2	where such LC was issued under the US Revolving Facility, the US Lenders make an Advance by way of US Revolving US Prime Rate Loans equal to such equivalent amount by the Business Day next following such notice.

6.5.3	Where the Administrative Agent has received such a notice prior to 11:00 A.M. (Montréal time), on any Business Day, it shall issue a notice to the applicable Lenders under Section 21.1 and the applicable Lenders, by no later than 11:00 A.M. (Montréal time) on the Business Day following the receipt of such notice from the Administrative Agent, shall make available to the Administrative Agent, in the Administrative Agent’s Account, by wire-transfer of funds, in each currency which has been requested, in same-day funds, the amount or amounts specified for such Lender in the aforesaid notice. The Administrative Agent shall on such Business Day disburse the amounts requested by a LC Issuing Lender, on behalf of the applicable Lenders, by crediting the funds it shall have received to the account of such LC Issuing Lender at its LC Issuing Office.

6.5.4	In the event that a LC Issuing Lender shall have effected payment under a LC prior to receipt of the amounts requested from the Administrative Agent, such LC Issuing Lender shall have the exclusive benefit of the interest accruing on such amounts under the terms of this Agreement.

6.5.5	Where the Administrative Agent receives a notice from a LC Issuing Lender at any time after 11:00 A.M. (Montréal time) on any Business Day, it shall be deemed to have received such notice prior to 11:00 A.M. (Montréal time) on the following Business Day.

6.5.6	Subject to the provisions of Section 6.7, the Cdn Borrower covenants and agrees to indemnify the Cdn LC Issuing Lender for any amount which it may be required to pay under any LC issued by it under the terms hereof and the US Borrower covenants and agrees to indemnify the US LC Issuing Lender for any amount which it may be required to pay under any LC issued by it under the terms hereof.

CREDIT AGREEMENT – PAGE 34

6.6	Lenders’ Covenant to each LC Issuing Lender

6.6.1	Each Cdn Lender does hereby unconditionally and irrevocably covenant and agree to and in favour of the Cdn LC Issuing Lender, to purchase, at the request of the Cdn LC Issuing Lender, up to its Rateable Share (as it pertains to the Cdn Revolving Facility) of any amount the Cdn LC Issuing Lender is required to pay under any LC issued under the Cdn Revolving Facility which may be outstanding, its claim against the Cdn Borrower for any amount the Cdn LC Issuing Lender may be required to pay under any LC issued under the Cdn Revolving Facility which may be outstanding. Each Cdn Lender hereby covenants to pay to the Cdn LC Issuing Lender as a purchase price of such claim an amount equal to such Rateable Share, in the manner and within the delays contemplated in Section 6.5. Any arrears on the payment of any such Rateable Share shall bear interest on a Prime Rate Basis if the amount of such arrears is denominated in Canadian Dollars or on a US Base Rate Basis if the amount of such arrears is denominated in US Dollars.

6.6.2	Each US Lender does hereby unconditionally and irrevocably covenant and agree to and in favour of the US LC Issuing Lender, to purchase, at the request of the US LC Issuing Lender, up to its Rateable Share (as it pertains to the US Revolving Facility) of any amount the US LC Issuing Lender is required to pay under any LC issued under the US Revolving Facility and which may be outstanding, its claim against the US Borrower for any amount the US LC Issuing Lender may be required to pay under any LC issued under the US Revolving Facility which may be outstanding. Each US Lender hereby covenants to pay to the US LC Issuing Lender such Rateable Share, in the manner and within the delays contemplated in Section 6.5. Any arrears on the payment of any such Rateable Share shall bear interest on a US Prime Rate Basis.

6.7	Obligations Absolute

The obligations of the Cdn Borrower and the US Borrower with respect to LCs hereunder are unconditional and irrevocable, and shall be paid strictly in accordance with the terms of this Agreement under all circumstances, including the following circumstances:

6.7.1	any lack of validity or enforceability of any draft or other document presented in connection with any payment requested under any LC except in the event of the LC Issuing Lender’s (that issued such LC) intentional or gross fault or wilful misconduct or that of its directors, employees, advisors, representatives and agents; or

6.7.2	the existence of any defence, right of action, right of compensation or set-off or claim of any nature whatsoever which the Cdn Borrower or the US Borrower may at any time have or have had against the beneficiary of a LC, the LC Issuing Lenders, the other Finance Parties or any other Person, whether in connection with this Agreement or otherwise.

CREDIT AGREEMENT – PAGE 35

Neither the LC Issuing Lenders nor any of their respective correspondents, participants or assignees shall be liable or responsible for any of the matters described in clauses 6.7.1 or 6.7.2; provided, however, that anything in such clauses to the contrary notwithstanding, the Cdn Borrower may have a claim against the Cdn LC Issuing Lender and the US Borrower may have a claim against the US LC Issuing Lender, in each case, to the extent, but only to the extent, of any direct, as opposed to consequential, punitive or exemplary damages suffered by the Cdn Borrower or the US Borrower, as the case may be, that are found in a final, non-appealable judgment by a court of competent jurisdiction to have resulted from such LC Issuing Lender’s intentional or gross fault or wilful misconduct or that of its directors, employees, advisors, representatives and agents.

6.8	Existing LCs

The parties hereto expressly acknowledge and agree that as of and from the date a letter of credit is designated as an Existing LC by the Administrative Agent:

6.8.1	the Existing LCs shall continue to be considered to have been issued pursuant to a Drawdown under the Cdn Revolving Facility and to form part of the Cdn Revolving LC Liabilities hereunder;

6.8.2	each one of the issuing lenders thereunder shall continue to be considered to be a Cdn LC Issuing Lender with respect to such Existing LCs issued by it or by an Affiliate;

6.8.3	the Borrowers shall pay an LC Fee with respect to such Existing LCs calculated in accordance with the provisions of Section 6.3 and distributed in accordance with the provisions of Section 6.4.

6.9	Other LCs

Subject to compliance with the terms of Section 6.10, the Borrowers may request LCs, up to a maximum of aggregate LC Liabilities of Cdn$50,000,000 (but subject to the maximum aggregate LC Liabilities amount set out in the second to last paragraph of Section 6.1), which expire on a date no later than five (5) years from the date of its issuance or extension. Each LC Issuing Lender may elect to approve or refuse, at its sole and unfettered discretion, any request made by the Borrowers under this Section 6.9 by notice to the Borrowers and the Administrative Agent to such effect.

6.10	Repayment of LCs under certain Circumstances

If (x) any Event of Default shall occur and be continuing or (y) there shall exist any LCs which expire on a date which is later than the then last day of the Revolving Period, then, in the case of (x) above, on the Business Day that the Borrowers receive notice from the Administrative Agent (acting on the instructions of the Majority Lenders) or from any LC Issuing Lender and, in the case of (y) above, without demand or notice of any kind and at least one (1) Business Day prior to the then last day of the Revolving Period, each of the Cdn Borrower (with respect to all such LCs issued under the Cdn Revolving Facility) and the US Borrower (with respect to all such LCs issued under the US Revolving Facility) shall repay all such outstanding LCs, in an amount in

CREDIT AGREEMENT – PAGE 36

Canadian Dollars or US Dollars (for each such LC denominated in Canadian Dollars or US Dollars, respectively), the Equivalent amount in Canadian Dollars (for each such LC denominated in any other currency) or, if requested by the relevant LC Issuing Lender, in the currency in which the relevant LC is denominated, as the case may be, equal to the aggregate LC Liability of all such LCs, and such repayment shall be held and applied in the manner set out in Section 9.5. The agreements of the Borrowers under this Section 6.10 shall survive the termination of the Facilities.

ARTICLE 7

CONVERSIONS AND ROLLOVERS

7.1	Request for Conversions and Rollovers

Any Borrower may request the Lenders to convert, within the same Facility, all or any portion of any Type of the Loans into another Type of Loans or to rollover any Type of the Loans into the same Type, by delivering to the Administrative Agent a Conversion Request within the delays contemplated in the provisions of this Agreement relating to Drawdowns for the Type of the Loans into which the relevant Borrower desires to convert or rollover. Any Conversion Request relating to (i) the Cdn Revolving Facility or a Term Loan Credit Facility must be issued by the Cdn Borrower, and (ii) the US Revolving Facility must be issued by the US Borrower. Any Conversion Request delivered on any Business Day after the time by which it is required hereunder to be delivered, shall be deemed to have been received the next following Business Day.

7.2	Requirements for Conversions or Rollovers

Any conversion or rollover requested pursuant to Section 7.1:

7.2.1	of BA Liabilities, may only be made on a Selected Maturity Date and only with respect to such part of the BA Liabilities represented by the BAs maturing on such date, unless the Cdn Borrower previously repays such BAs as set forth in Section 9.4;

7.2.2	of Libor Loans, may only be made on a Selected Maturity Date and only with respect to such part of the Libor Loans maturing on such date;

7.2.3	of LC Liabilities, may only be made on a Selected Maturity Date and only with respect to the LCs for which it is the Selected Maturity Date; and

7.2.4	of Prime Rate Loans, US Base Rate Loans or US Prime Rate Loans may only be made on a Business Day.

Save as otherwise provided in Sections 4.7, 5.7 and 6.5, a conversion or rollover requested pursuant to Section 7.1 may only be effected if, on the relevant Conversion Date, no Default has occurred and is continuing.

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7.3	No Revocation or Withdrawal of Conversion Requests

Once delivered, no Conversion Request may subsequently be revoked or withdrawn by the Borrowers.

ARTICLE 8

FEES

8.1	Stand-By Fees

8.1.1	The Cdn Borrower hereby covenants and agrees to pay to the Administrative Agent for the account of each Cdn Lender, with respect to such Cdn Lender’s Cdn Revolving Commitment, a stand-by fee equal for each day to the percentage per annum set out in Schedule “C” applicable on each such day to the Cdn Revolving Facility. Such fee is computed daily by the Administrative Agent on the daily balance of the Available Cdn Revolving Commitment of such Cdn Lender, as of and from the date that is 21days after the date of this Agreement until the last day of the Revolving Period.

8.1.2	The US Borrower hereby covenants and agrees to pay to the Administrative Agent for the account of each US Lender, with respect to such US Lender’s US Revolving Commitment, a stand-by fee equal for each day to the percentage per annum set out in Schedule “C” applicable on each such day to the US Revolving Facility. Such fee is computed daily by the Administrative Agent on the daily balance of the Available US Revolving Commitment of such US Lender as of and from the date that is 21 days after the date of this Agreement until the last day of the Revolving Period.

8.1.3	The Cdn Borrower hereby covenants and agrees to pay to the Administrative Agent for the account of each Term Loan Lender, with respect to such Term Loan Lender’s applicable Term Loan Commitment, a stand-by fee equal for each day to the percentage per annum set out in Schedule “C” applicable on each such day to the Term Loan Credit Facilities. Such fee is computed daily by the Administrative Agent on the daily balance of the Available Term Loan Commitment of such Term Loan Lender, as of and from the date of this Agreement until the expiry of the Certain Funds Period.

8.1.4

The Stand-By Fees are payable quarterly in arrears on (i) in respect of the Revolving Facilities, the first Business Day of each fiscal quarter of the Borrowers; and (ii) in respect of the Term Loan Credit Facilities, on or before the fourth Business Day of each fiscal quarter of the Borrowers . The first such payment of the Stand-By Fees shall become due and payable on the first (or on or before the fourth, as applicable) Business Day after the fiscal quarter ending after the date of this Agreement and the last payment thereof (i) in respect of the Revolving Facilities shall become due and payable on the last day of the Revolving Period; and (ii) in respect of the Term Loan Credit Facilities, on the expiry of the Certain Funds Period, in each case, whether or not such day

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coincides with the first Business Day of a fiscal quarter of the Borrowers. Stand-By Fees under (i) the Cdn Revolving Facility shall be payable in Canadian Dollars; (ii) the US Revolving Facility shall be payable in US Dollars; and (iii) under the Term Loan Credit Facilities shall be payable in Sterling.

8.1.5	Any arrears on the payment of the Stand-By Fees shall bear interest, computed daily, on the daily balance thereof, on a Prime Rate Basis from and including the date it becomes due up to but excluding the day of full payment thereof. The percentages per annum referred to in subsections 8.1.1, 8.1.2 and 8.1.3 are based on a 365-day year.

8.2	Agency Fees

The Borrowers solidarily covenant and agree to pay to the Administrative Agent, for its exclusive benefit, the fees contemplated in a separate letter agreement executed by the Administrative Agent and the Cdn Borrower from time to time, the whole in accordance with the terms and conditions of said letter agreement. The obligations of the Borrowers with respect to the payment of such fees shall form part of the Obligations.

ARTICLE 9

MANNER OF PAYMENTS

9.1	Currency of Payments

All payments or repayments, as the case may be:

9.1.1	of principal under any of the Loans or any part thereof, shall be made in the same currency in which such Loans are outstanding;

9.1.2	of interest, shall be made in the same currency as the outstanding principal amount to which it relates;

9.1.3	of the Stamping Fee, shall be made in Canadian Dollars only;

9.1.4	of the Stand-By Fee, shall be payable in the currency specified in Section 8.1;

9.1.5	of the LC Fee with respect to the Cdn Revolving Facility, shall be made in US Dollars as it pertains to LCs denominated in US Dollars, and in Canadian Dollars otherwise;

9.1.6	of the LC Fee with respect to the US Revolving Facility, shall be made in US Dollars only; and

9.1.7	of amounts referred to in Article 18 and Article 19, shall be made in the same currency as the losses and expenses to which they relate.

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9.2	Imputation of Payments

9.2.1	Where the Cdn Borrower makes a payment or repayment of the Cdn Revolving Loans, unless the Cdn Borrower issues to the Administrative Agent a Repayment Notice, the Administrative Agent shall apply such payment or repayment:

9.2.1.1	first, in reduction of the Cdn Revolving Prime Rate Loans and/or Cdn Revolving US Base Rate Loans; and then

9.2.1.2	in reduction of such of the Cdn Revolving Libor Loans, BA Liabilities and/or Cdn Revolving LC Liabilities as the Administrative Agent considers appropriate.

9.2.2	Where the US Borrower makes a payment or repayment of the US Revolving Loan, unless the US Borrower issues to the Administrative Agent a Repayment Notice, the Administrative Agent shall apply such payment or repayment:

9.2.2.1	first, in reduction of the US Revolving US Prime Rate Loans; and then

9.2.2.2	in reduction of such of the US Revolving Libor Loans and/or US Revolving LC Liabilities as the Administrative Agent considers appropriate.

9.2.3	Where the Cdn Borrower makes a payment or repayment of a Term Loan, unless the Cdn Borrower issues to the Administrative Agent a Repayment Notice, the Administrative Agent shall apply such payment or repayment:

9.2.3.1	first, in reduction of the Prime Rate Loans and/or US Base Rate Loans thereunder; and then

9.2.3.2	in reduction of such of the Libor Loans and/or BA Liabilities thereunder as the Administrative Agent considers appropriate.

9.2.4	Where the relevant Borrower issues to the Administrative Agent a Repayment Notice, then such payment or repayment shall be applied in accordance with the provisions of such Repayment Notice.

9.3	Compulsory Repayment of BA Liabilities, Libor Loans and/or LC Liabilities

Where any of the Borrowers is required to make a repayment, then, if the amount of the repayment required to be made is greater than:

9.3.1	in the case of the Cdn Revolving Loans or Term Loans, the sum of the Prime Rate Loans and the US Base Rate Loans, as applicable, thereunder; and

9.3.2	in the case of the US Revolving Loans, the US Revolving US Prime Rate Loans;

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then, subject to the provisions of Article 19 with respect to losses and expenses, the relevant Borrower shall repay such portion of the relevant Libor Loans, BA Liabilities and/or LC Liabilities prior to a Selected Maturity Date as will permit such Borrower to make such repayment.

9.4	Proceeds Resulting from Repayment of BA Liabilities

Where the Cdn Borrower repays any part of the BA Liabilities on any day other than the Selected Maturity Date of the BAs to which such BA Liabilities relate, with respect to the amount so repaid, the parties hereto do hereby acknowledge and agree that same:

9.4.1	no longer forms part of the patrimony of the Cdn Borrower;

9.4.2	shall be held by the Administrative Agent in a non-interest bearing account for the account and benefit of the Lender or Lenders that accepted such BAs; and

9.4.3	upon the maturity of the BAs constituting such BA Liabilities, shall be made available by the Administrative Agent to such Lender or Lenders, from the amounts so held by the Administrative Agent under the provisions of this Section 9.4; and the Cdn Borrower shall have no further liability in respect of each such BA and the Lenders that accepted such BAs shall be entitled to all of the benefits of the amounts so repaid by the Cdn Borrower in the same manner as any other payment of the principal amount of its Loan and shall be responsible for all payments to third parties under such BAs.

9.5	Proceeds Resulting from Repayment of LC Liabilities

Where the Cdn Borrower repays any part of the Cdn Revolving LC Liabilities or the US Borrower repays any part of the US Revolving LC Liabilities, on any day other than the Selected Maturity Date of the LC to which such LC Liabilities relate, with respect to the amount so repaid, the parties hereto do hereby acknowledge and agree that same:

9.5.1	no longer forms part of the patrimony of the Borrower that made such repayment;

9.5.2	shall be held by the Administrative Agent in a non-interest bearing account for the account and benefit of the Lenders;

9.5.3	in the case of any repayment by the Borrower made pursuant to Section 6.10 in respect of LCs which expire on a date which is later than the then last day of the Revolving Period, shall be held by the relevant LC Issuing Lender, with interest thereon at a fluctuating rate per annum equal to the interbank rate for overnight funds which is applicable to deposits with such LC Issuing Lender in the same currency as that in which such repayment is made in accordance with market practice, for its own account and benefit and the Borrowers shall execute such other documents as may be reasonably required by the applicable LC Issuing Lender (the provisions of this subsection 9.5.3 shall survive the termination of the Facilities);

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9.5.4	upon the receipt by the Administrative Agent of (i) a notice from the LC Issuing Lender that issued such LC under the provisions of Section 6.5 relating to a demand for payment made upon such LC Issuing Lender under the terms of any LC forming part of the LC Liabilities so repaid or (ii) a repayment from the Borrower made pursuant to Section 6.10 further to an Event of Default which has occurred and is continuing, the Administrative Agent shall make available to the relevant LC Issuing Lender, from the amounts, including any interest they so generated, so held by the Administrative Agent under the provisions of this Section 9.5, an amount sufficient to meet the obligations of such LC Issuing Lender under such LC; and

9.5.5	where no such demand for payment is made upon the relevant LC Issuing Lender under such LC at the relevant Selected Maturity Date, the Administrative Agent shall apply a portion of the amounts so held by it under the provisions of this Section 9.5 equal to the Stated Amount of such LC in reduction of the Cdn Revolving Loans if such LC was issued under the Cdn Revolving Facility or the US Revolving Loans if such LC was issued under the US Revolving Facility, in the same manner as if the applicable Borrower that made such repayment had made voluntary repayment under the provisions of Section 9.2 or, when the Majority Lenders have exercised their rights under Section 17.1, the Administrative Agent shall use the amounts so held by the Administrative Agent under this Section 9.5 in conformity with the provisions of Section 17.2.

9.6	Payments of Loans to Administrative Agent Only

9.6.1	Except for payments to be made directly to each Swingline Lender under its applicable Swingline Facility, all payments or repayments of principal and interest on the Loans and of fees and other amounts due and to become due hereunder with respect to the Loans and the Credit Facilities by the Borrowers must be effected by direct payments to the Administrative Agent at the Canadian Account Branch (in the case of the Cdn Borrower) and at the American Account Branch (in the case of the US Borrower). The Borrowers hereby authorize the Administrative Agent to effect all necessary debits in the applicable Borrower’s Accounts, to effect such payments. The receipt by the Administrative Agent of such amounts shall be deemed to constitute the receipt of such amounts by the Lenders.

9.6.2	Except as otherwise expressly provided herein upon receipt of any such payments or repayments, the Administrative Agent shall forthwith distribute to each of the Lenders, their respective Rateable Share of such payments and repayments as relate to the Loans so repaid. Where any such payment or repayment pertains to any of the BA Liabilities, the Rateable Share of any Lender with respect thereto shall, for all purposes hereof, be deemed to be the aggregate of the face amounts of the BAs of such Lender forming part of such BA Liabilities.

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9.6.3	If for whatever reason any such payment or repayment is made directly to any Lender, such Lender shall promptly remit any amounts so received to the Administrative Agent at the Administrative Agent’s Office for distribution.

9.7	Payment on Any Business Day by 3:00 P.M. (Montréal time)

Whenever any payment or repayment falls due on a day which is not a Business Day, such payment or repayment shall be made on the next following Business Day. Furthermore, any amount received after 3:00 P.M. (Montréal time) on any Business Day shall be applied to the appropriate payment or repayment which was required to be made on such Business Day, on the next following Business Day. Until so applied, interest shall continue to accrue as provided in this Agreement on the amount of such payment or repayment.

9.8	Netting

Where on the date that any Advance is required to be made to a Borrower, such Borrower is required to make or voluntarily makes any payment or repayment of any of the Loans and such payment or repayment is denominated in the same currency as that of the requested Advance, the Administrative Agent shall be entitled to net amounts payable by such Borrower to the Administrative Agent for the account of any Lender against amounts that such Lender is requested to pay to the Administrative Agent in such currency for the purpose of effecting its Rateable Share of such Advance. This Section 9.8 does not apply when the Advance is to be made by the issuance of an LC.

9.9	Payment at Respective Branches of Account of the Lenders

All payments required to be made by the Administrative Agent to any of the Lenders or of the LC Issuing Lenders, as the case may be, shall be made at such office or branch of such Lender or LC Issuing Lender as such Lender or LC Issuing Lender may specify from time to time, in same day funds.

9.10	Administrative Agent May Presume that Payments will be Made by the Borrowers

9.10.1	Unless the Administrative Agent shall have received a written notice from the relevant Borrower by 5:00 P.M. (Montréal time) on the Business Day prior to the due date of any payment or repayment or is otherwise informed prior to making any amount available to any Lender as in this Section 9.10 contemplated, that such Borrower will not make such payment or repayment, the Administrative Agent may assume that such Borrower shall make such payment or repayment on the due date thereof in accordance with the applicable provisions of this Agreement, and the Administrative Agent may, in reliance upon such assumption, make available to each Lender on such date, the Rateable Share (as pertains to the relevant Facility) of such Lender of such payment or repayment.

9.10.2

If the relevant Borrower does not make such payment or repayment and the Administrative Agent does make available to such Lender its Rateable Share of such payment or repayment, the Indebtedness under this Agreement of such

CREDIT AGREEMENT – PAGE 43

Borrower, with respect to any amount so made available by the Administrative Agent, shall not be novated and such Borrower shall thereupon be and become liable to the Administrative Agent for the immediate payment of the amount so made available by the Administrative Agent to such Lender, together with interest thereon for each day from and including the date the Administrative Agent shall have so made available such amount to such Lender at the rate that such amount would have borne under the terms of this Agreement had the Administrative Agent not so made it available, computed and payable in the manner herein contemplated, the whole without any notice or demand on the part of the Administrative Agent. A certificate of the Administrative Agent submitted to such Borrower with respect to any amount owing under this Section shall be prima facie evidence thereof, absent manifest error.

9.10.3	If such amount is so made available to such Lender, such payment to the Administrative Agent by the Borrower that was required to make such payment shall constitute such Borrower’s payment or repayment of the share of such Lender of the relevant payment or repayment on the date such Borrower pays same to the Administrative Agent, for all purposes of this Agreement. If such amount is not so paid to the Administrative Agent by such Borrower, then the Administrative Agent shall notify such Lender of such failure and, without in any way affecting or otherwise diminishing the obligation of such Borrower to pay such amount to the Administrative Agent immediately, as herein contemplated, on the first (1st) Business Day following the due date of such payment or repayment, such Lender shall pay to the Administrative Agent the amount made available to it by the Administrative Agent together with interest thereon for each day that such Lender had the use of such amount at a rate per annum equal to the rate payable by such Borrower on such amount under the terms hereof computed daily, compounded monthly on the first day of each calendar month and payable upon the demand of the Administrative Agent.

9.10.4	Considering the authorization given in subsection 9.6.1, to the extent that, on the due date of any payment or repayment, the monies then available in the Borrower’s Accounts that is required to make such payment are sufficient to fund such payment or repayment, then the Administrative Agent may fund such payment or repayment from such monies so that such payment may be made on the due date thereof.

9.11	Default Interest

Upon the occurrence and during the continuance of an Event of Default, the principal of and, to the extent permitted by Applicable Law, interest on the Loans and any other amounts owing hereunder or under the other Operative Documents shall bear interest, payable on demand, at a per annum rate equal to (i) in the case of principal of any Loan, the rate otherwise applicable to such Loan during such period pursuant to the other provisions of this Agreement plus 2%, (ii) in the case of interest on any Loan, the rate specified for overdue interest in Sections 3.7 and 5.5, as applicable, and (iii) in the case of any other amount, if expressly provided herein, at the rate so

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provided and otherwise on a Prime Rate Basis or a US Base Rate Basis, as the case may be, plus, in each case, 2%.

ARTICLE 10

GUARANTEES

10.1	Guarantees

To secure the due payment and performance of the Obligations, each of the Borrowers shall:

10.1.1	solidarily guarantee the Obligations (other than those that are its direct obligations); and

10.1.2	cause each of the Restricted Subsidiaries to solidarily guarantee the Obligations.

For such purpose, each Borrower shall and shall cause each of the Restricted Subsidiaries to also enter into such guarantee agreement on or prior to the earlier of (y) the date that is 30 days after the date of this Agreement, and (z) the date of the initial Advance under the Term Loan Credit Facilities. The Obligations guaranteed under any guarantee delivered pursuant to the provisions of this Section 10.1 or Section 10.2 shall rank at least on a pari passu basis with the obligations of the Borrowers and the relevant Restricted Subsidiaries to finance parties under or in relation to the Existing Revolving Credit Agreement, the holders of notes under or in relation to the Note Purchase Agreements and to any other holders of other Senior Indebtedness.

10.2	Designation of Restricted Subsidiaries

The Cdn Borrower may designate (or re-designate) its Subsidiaries as Restricted Subsidiaries or Unrestricted Subsidiaries provided that (i) at the time of any such designation (or re-designation), no Event of Default exists or results therefrom, (ii) without the consent of the Majority Lenders, the Cdn Borrower shall not be permitted to re-designate any Subsidiary more than two (2) times, (iii) any re-designation shall be effective as of the end of a fiscal quarter of the Cdn Borrower, (iv) no Subsidiary may be designated as a Restricted Subsidiary to the extent such Subsidiary would be prohibited from distributing its earnings in cash to its shareholders as a consequence of any restriction arising out of any agreement, constating document, foreign exchange or currency control, Applicable Law or Lien, and (v) no Subsidiary may be designated as a Restricted Subsidiary unless it is a wholly-owned Subsidiary of the Cdn Borrower, provided however that, notwithstanding the forgoing provisions of this clause (v), in the case of any Permitted Acquisition of any public company (a “Public Company Acquisition”), such public company may, subject to the conditions hereinabove contemplated in clauses (i) to (iv) of this paragraph, be designated as a Restricted Subsidiary on condition that (y) upon such Permitted Acquisition, such public company shall be a Subsidiary of the Cdn Borrower, and (z) such Subsidiary shall become a wholly-owned Subsidiary of the Cdn Borrower within 90 days following such Permitted Acquisition, it being agreed that if such Subsidiary does not so become a wholly-owned Subsidiary of the Cdn Borrower within such delay, then such Subsidiary shall cease to be considered for all purposes of this Agreement as a Restricted Subsidiary upon the expiry of such 90-day delay (in which case such Subsidiary shall thereupon be released of its obligations as a

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guarantor of the Obligations pursuant to the relevant Guarantee Agreement). The parties hereto acknowledge and agree that the UK Target Acquisition is a “Public Company Acquisition” for purposes of this Agreement.

Within (i) 60 days, in the case of any Public Company Acquisition, or (ii) 20 days in any other case, of any such Subsidiary becoming a Restricted Subsidiary, the Borrowers shall cause such Person to solidarily guarantee the Obligations. For such purpose, the Borrowers shall cause such Subsidiary to become party to a Guarantee Agreement provided that if the guarantee of any such Subsidiary is required by Applicable Law to be limited, the limitation shall be acceptable to the Majority Lenders, it being understood that the Majority Lenders shall not be required to accept a Subsidiary as a Restricted Subsidiary in the event of any such limitation, but will act reasonably in accepting or rejecting any such Subsidiary as a Restricted Subsidiary.

Notwithstanding anything to the contrary in any Operative Document in respect of the continuing nature of the obligations as a Guarantor under a Guarantee Agreement, if any Restricted Subsidiary is re-designated as an Unrestricted Subsidiary in accordance with the provisions of this Section 10.2, such Subsidiary shall automatically cease to be a guarantor under the relevant Guarantee Agreement and be released of its obligations thereunder.

10.3	Designation of Pledged Restricted Subsidiaries

Notwithstanding anything to the contrary contemplated in Section 10.2, in the case of a Subsidiary which is either prevented from or limited in its ability to solidarily guarantee the Obligations under any Applicable Law or otherwise, such Subsidiary may, subject to the condition contemplated in clause (i) to (iv) of the first paragraph of Section 10.2, be designated as a Restricted Subsidiary even without becoming a party to a Guarantee Agreement (any such Subsidiary is hereinafter referred to as a “Pledged Restricted Subsidiary”) on condition that:

10.3.1	in the case of a Permitted Acquisition which constitutes a Public Company Acquisition of such Pledged Restricted Subsidiary, (x) upon such Permitted Acquisition, such Pledged Restricted Subsidiary shall be a Subsidiary of the Cdn Borrower, (y) within 60 days following such Permitted Acquisition, the Cdn Borrower or any Authorized Restricted Subsidiary (a “Permitted Pledgor”) shall grant to the Finance Parties a valid first-ranking pledge upon not less than 662/3% of the total amount of Capital Stock ultimately acquired and held by such Permitted Pledgor in such acquired Pledged Restricted Subsidiary, and (z) within 90 days following such Permitted Acquisition, any such Permitted Pledgor granting such first-ranking pledge shall hold, except as otherwise permitted by the Supermajority Lenders, not less than 85% of the Capital Stock of such acquired Pledged Restricted Subsidiary, it being agreed that if such level of ownership is not met within such delay, then such acquired Pledged Restricted Subsidiary shall cease to be considered for all purposes of this Agreement as a Restricted Subsidiary upon the expiry of such 90-day delay (in which case the aforesaid Pledge shall thereupon be discharged); and

10.3.2

in any other case, within 40 days of any such Pledged Restricted Subsidiary becoming a Restricted Subsidiary, (y) a Permitted Pledgor shall hold, except as otherwise permitted by the Supermajority Lenders, not less than 85% of the

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Capital Stock of such Pledged Restricted Subsidiary, and (z) such Permitted Pledgor shall grant to the Finance Parties a valid first-ranking pledge upon not less than 662/3% of the total amount of Capital Stock ultimately acquired and held by such Permitted Pledgor in such Pledged Restricted Subsidiary.

10.4	Accessory Documents with respect to Future Restricted Subsidiaries

In connection and concurrently with any Restricted Subsidiary entering into a Guarantee Agreement or any Permitted Pledgor granting a Pledge pursuant to Section 10.3 at any time after the date of this Agreement, the Borrowers shall deliver or cause to be delivered to the Administrative Agent, in form and substance satisfactory to it:

10.4.1	with respect to each such Restricted Subsidiary or, as the case may be, each such Permitted Pledgor and the Pledged Restricted Subsidiary, the documentation referred to in subsection 11.1.1;

10.4.2	a certificate substantially in the form of the one attached hereto as Schedule “E”, duly executed by one (1) Responsible Officer of such Restricted Subsidiary or by one (1) Responsible Officer of the Cdn Borrower; and

10.4.3	the legal opinions of counsel to such Restricted Subsidiary or, as the case may be, to such Permitted Pledgor and to the Pledged Restricted Subsidiary, addressed to the Finance Parties and Lenders’ Counsel.

ARTICLE 11

CONDITIONS PRECEDENT

11.1	Conditions Precedent to the Coming in Effect of this Agreement

Notwithstanding the execution of this Agreement, the provisions hereof shall not come into effect until the following conditions precedent shall have been met to the satisfaction of all the Lenders on or prior to May 31, 2012 (or such later date determined by the Cdn Borrower and all the Lenders) or, as the case may be, waived by all the Lenders:

CORPORATE MATTERS

11.1.1	the Administrative Agent shall have received:

11.1.1.1	true and complete copies of the constitutive documents, charter and by-laws of the Cdn Borrower;

11.1.1.2

true and complete copies of the resolutions of the board of directors, the executive committee, the shareholders or the shareholders committee, the partners or partners committee, as appropriate, authorizing or ratifying the execution and delivery of, and the performance by the Cdn Borrower of its obligations under the Operative Documents to which it is a party and stating the offices of

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the Responsible Officers or other Persons who are, as appropriate, authorized to sign such documents;

11.1.1.3	a certificate of the Cdn Borrower stating the name, office and the true signature or other individual as appropriate, executing the Operative Documents;

11.1.1.4	in respect of the Cdn Borrower, a certificate of good standing (including, where appropriate, a certificat d’attestation) or the equivalent thereof from the jurisdiction of its organization in respect of such Restricted Credit Party issued by the appropriate authorities in its jurisdiction of organization;

MATTERS RELATING TO LIENS AND GUARANTEES

11.1.2	[intentionally deleted];

11.1.3	[intentionally deleted];

FEES, EXPENSES AND COSTS

11.1.4	the Administrative Agent, the Co-Lead Arrangers and the Lenders shall have received all fees which any of them is entitled to receive on or prior to the date of this Agreement under any agreement with the Cdn Borrower;

11.1.5	the Administrative Agent and the Co-Lead Arrangers shall have received full payment from the Cdn Borrower of the fees and expenses of Lenders’ Counsel which are billed through the date of this Agreement;

LEGAL OPINIONS

11.1.6	the Administrative Agent and the Co-Lead Arrangers shall have received the legal opinions of the Cdn Borrower’s Counsel addressed to the Finance Parties and Lenders’ Counsel. Such legal opinions shall cover such matters incident to the transactions contemplated by the Operative Documents as the Administrative Agent and the Co-Lead Arrangers may reasonably request, including the legality, validity, binding nature and enforceability of the Operative Documents;

COMPLIANCE/OTHER

11.1.7	the representations and warranties made by the Restricted Credit Parties under any of the Operative Documents are true and correct as at the date of this Agreement and will remain true and correct immediately following the making of the first Drawdown, rollover or conversion on or immediately after such date;

11.1.8	the Administrative Agent shall have received a Compliance Certificate setting forth the calculations required to establish compliance with the Ratios as at

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March 31, 2012 and confirming the absence of any Material Adverse Effect since September 30, 2011;

11.1.9	the Administrative Agent shall have received a Certificate of Officer, it being understood that such certificate may address certain additional matters of fact;

11.1.10	[intentionally deleted];

11.1.11	the Administrative Agent and the Co-Lead Arrangers shall have received a sources and uses statement substantially in the form attached hereto as Schedule W;

11.1.12	the Administrative Agent and the Lenders shall have received all applicable “know-your-client” and anti- money laundering rules and regulations information;

11.1.13	no Default shall have occurred and be continuing;

SCHEME DOCUMENTS

11.1.14	the Administrative Agent and the Co-Lead Arrangers shall have received drafts of the Scheme Press Release and the Co-Operation Agreement; and

11.1.15	[intentionally deleted].

11.2	Documentary Conditions Precedent to Initial Advances

(A) In respect of Sections 11.2.1, 11.2.2, 11.2.3, 11.2.4 and 11.2.7, on or before the earlier of (y) the date that is 30 days after the date of this Agreement, and (z) the date of the initial Advance under the Term Loan Credit Facility, and (B) in respect of all other Sections in this Section 11.2, the date of the initial Advance under the Term Loan Credit Facilities, the Borrower shall deliver or cause to be delivered to the Administrative Agent, in form and substance satisfactory to it the following documents or take or make the following actions (provided that (i) for greater certainty, the taking of the following actions and the delivery of the following documents shall not be a condition to the making of any Certain Funds Advance; (ii) failure to take the following actions or deliver any of the following documents prior to the making of the initial Advance shall be an Event of Default hereunder; and (iii) immediately upon the expiry of the Certain Funds Period all rights, remedies and entitlements in respect of such Event of Default shall be available to the Finance Parties notwithstanding that they may not have been used or been available for use during the Certain Funds Period):

CORPORATE MATTERS

11.2.1	the Administrative Agent shall have received:

11.2.1.1	true and complete copies of the constitutive documents, charter and by-laws of each Borrower and each of the Restricted Credit Parties;

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11.2.1.2	true and complete copies of the resolutions of the board of directors, the executive committee, the shareholders or the shareholders committee, the partners or partners committee, as appropriate, authorizing or ratifying the execution and delivery of, and the performance by each Borrower and each of the Restricted Credit Parties of its obligations under the Operative Documents to which it is a party and stating the offices of the Responsible Officers or other Persons who are, as appropriate, authorized to sign such documents;

11.2.1.3	a certificate stating the name, office and the true signature of each Responsible Officer or other individual as appropriate, of each Borrower and each of the Restricted Credit Parties executing the Operative Documents;

11.2.1.4	in respect of the Borrowers and each Restricted Credit Party, a certificate of good standing (including, where appropriate, a certificat d’attestation) or the equivalent thereof from the jurisdiction of its organization in respect of such Borrower and each such Restricted Credit Party issued by the appropriate authorities in its jurisdiction of organization;

MATTERS RELATING TO LIENS AND GUARANTEES

11.2.2	the Administrative Agent shall have received satisfactory evidence that, by no later than the date of the initial Advance under the Term Loan Credit Facilities, it shall receive releases, discharges and mainlevées with respect to all Liens, if any, other than Permitted Liens, affecting any of the Restricted Credit Parties or their assets, duly executed by all of the Persons who benefit from such Liens, if any, or have been granted security on such Liens, if any, or a satisfactory evidence that all Debt that was secured or purported to be secured by such Liens has been paid in full and that no further Debt may in any way be secured by such Liens;

11.2.3	the Administrative Agent shall have received a Guarantee Agreement duly executed by the Borrowers and each of the Authorized Restricted Subsidiaries;

11.2.4	the Administrative Agent shall have received a certificate, substantially in the form of the one attached hereto as Schedule “E”, duly executed by one (1) Responsible Officer of the Borrowers and each of the Restricted Credit Parties;

FEES, EXPENSES AND COSTS

11.2.5	the Administrative Agent, the Co-Lead Arrangers and the Lenders shall have received all fees which any of them is entitled to receive on or prior to the date of the initial Advance under the Credit Facilities under any agreement with the Cdn Borrower;

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11.2.6	the Administrative Agent and the Co-Lead Arrangers shall have received full payment from the Cdn Borrower of the fees and expenses of Lenders’ Counsel which are billed through the date of the initial Advance under the Credit Facilities;

LEGAL OPINIONS

11.2.7	the Administrative Agent shall have received the legal opinions of the Borrowers’ and each of the Restricted Credit Parties’ Counsel addressed to the Finance Parties and Lenders’ Counsel. Such legal opinions shall cover such matters incident to the transactions contemplated by the Operative Documents as the Administrative Agent may reasonably request, including (i) the legality, validity, binding nature and enforceability of the Operative Documents, and (ii) the conflicts of laws rules governing the enforceability of foreign judgments and the recognition of foreign Law;

COMPLIANCE

11.2.8	the representations and warranties made by the Borrowers and each of the Restricted Credit Parties under any of the Operative Documents are true and correct as at the date of this Agreement and will remain true and correct immediately following the making of the first Drawdown, rollover or conversion on or immediately after such date;

11.2.9	the Administrative Agent shall have received a Compliance Certificate setting forth the calculations required to establish compliance with the Ratios as at the last day of the financial quarter immediately preceding the date of the Initial Advance under the Term Loan Credit Facilities (calculated on a pro forma basis after giving effect to the UK Target Acquisition and the incurrence of indebtedness in connection therewith) and confirming the absence of any Material Adverse Effect since September 30, 2011;

11.2.10	the Administrative Agent shall have received a Certificate of Officer, it being understood that such certificate may address certain additional matters of fact;

11.2.11	the Administrative Agent shall have received a certificate of a Responsible Officer of the Cdn Borrower certifying (without personal liability of such Responsible Officer) that the entering into of this Agreement and the other Operative Documents, the completion of the UK Target Acquisition and the making of the Advances contemplated hereunder will not constitute or result in any default or event of default under (A) the Existing Revolving Credit Agreement (other than the Required Amendments), or (B) the 2011 Note Purchase Agreement, or (C) the 2004 Note Purchase Agreement;

11.2.12

the Administrative Agent and the Co-Lead Arrangers shall have received a structure chart which shows the Cdn Borrower and its subsidiaries assuming the effective date of the Scheme has occurred and identifying each “Restricted

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Subsidiary”, each “Pledged Restricted Subsidiary” and each “Permitted Pledgor”; and

11.2.13	no Default shall have occurred and be continuing.

11.3	UK Target Acquisition Related Conditions

The obligation of each Lender to make its initial Advance under any Credit Facility or otherwise give effect to any Drawdown Notice hereunder shall be subject to satisfaction of each of the UK Target Acquisition Related Conditions.

11.4	General Conditions

Subject to and upon compliance with all of the relevant terms and conditions of this Agreement, at any time and from time to time (i) during the Revolving Period, the Cdn Borrower can request an Advance, conversion or rollover under the Cdn Revolving Facility and the Cdn Swingline Facility and the US Borrower can request an Advance, conversion or rollover under the US Revolving Facility and the US Swingline Facility only; and (ii) at any time prior to the expiry of the period set forth in Section 2.7.8, the Cdn Borrower can request an Advance under the applicable Term Loan Credit Facility, in each case, if, on the requested Borrowing Date:

11.4.1	where a Draw Request or a Conversion Request is required, the Administrative Agent and, in the case where an LC is requested to be issued, the relevant LC Issuing Lender, shall have received such Draw Request or Conversion Request, in each case, within the delays herein provided;

11.4.2	the representations and warranties made by the Restricted Credit Parties under the Operative Documents are true and correct as of the date of such requested Advance, conversion or rollover and will remain true and correct immediately following the making of such Advance, conversion or rollover;

11.4.3	in the case an LC is requested to be issued, the appropriate LC Issuing Lender shall have received concurrently with such Draw Request or Conversion Request all documents and information as it may consider necessary as to the beneficiary of such LC and to the conditions under which it shall become obliged to make payments thereunder so that it can prepare the appropriate form thereof; and

11.4.4	no Default shall have occurred and be continuing.

11.5 Certain Funds

11.5.1

Subject to Section 11.3, during the Certain Funds Period, the Lenders will only be obliged to comply with a Draw Request under Clause 11.4 (or otherwise provide an Advance hereunder) in relation to a Certain Funds Advance, if on the date of the Draw Request and on the proposed Drawdown Date: (i) no Major Default is

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continuing or would result from the proposed Advance; and (ii) all the Major Representations are true.

11.5.2	During the Certain Funds Period (save in circumstances where, pursuant to Section 11.5.1 above, a Lender is not obligated to comply with a Draw Request under Clause 11.4 (or otherwise provide an Advance hereunder)), none of the Finance Parties shall be entitled to: (i) cancel any of its Commitments to the extent to do so would prevent or limit the making of a Certain Funds Advance; (ii) rescind, terminate or cancel this Agreement or exercise any similar right or remedy or make or enforce any claim under the Operative Documents it may have to the extent to do so would prevent or limit the making of a Certain Funds Advance; (iii) refuse to participate in the making of a Certain Funds Advance; (iv) exercise any right of set-off or counterclaim in respect of a Certain Funds Advance to the extent to do so would prevent or limit the making of a Certain Funds Advance; or (v) cancel, accelerate or cause repayment or prepayment of any amounts owing under this Agreement or under any other Operative Document to the extent to do so would prevent or limit the making of a Certain Funds Advance, provided that immediately upon the expiry of the Certain Funds Period all such rights, remedies and entitlements shall be available to the Finance Parties notwithstanding that they may not have been used or been available for use during the Certain Funds Period.

ARTICLE 12

REPRESENTATIONS AND WARRANTIES

To induce the Lenders to make the Facilities available to the Borrowers, the Borrowers solidarily represent and warrant to and in favour of the Lenders as follows:

12.1	Existence

Each Restricted Credit Party is a corporation, general or limited partnership or other legal person duly and validly incorporated or formed, organized and existing under the Laws of its jurisdiction of organization disclosed in Schedule “F” and has the legal capacity to own its Business Assets and to carry on its business in each jurisdiction in which its Business Assets are located or it carries on business.

12.2	Authority and Enforceability

Each Restricted Credit Party has the legal capacity to enter into the Operative Documents to which it is a party and do all acts and things and execute and deliver all agreements, documents and instruments as are required thereunder to be done, observed or performed by it in accordance with the terms and conditions thereof, and each Operative Document to which such Restricted Credit Party is a party constitutes a valid and legally binding obligation enforceable against it in accordance with its terms, subject only, with respect to the performance by such Restricted Credit Party of its obligations under each such Operative Document and the enforceability of each such Operative Document, to bankruptcy, insolvency, winding-up, dissolution, administration, reorganization, arrangement or other Applicable Laws affecting the enforcement

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of creditors’ rights in general and to general principles of equity under which specific performance and injunctive relief may be refused by a court in its discretion.

12.3	Due Authorization

Each Restricted Credit Party has taken all necessary action to authorize the execution and delivery of each Operative Document to which it is a party, the creation and performance of its obligations thereunder and the consummation of the transactions contemplated in the Operative Documents to which it is a party.

12.4	Due Execution

Each Restricted Credit Party has duly executed and delivered each Operative Document to which it is a party.

12.5	Validity of Loan Documents – Non-Conflict

None of the authorization, execution, delivery or performance of the Operative Documents by any Restricted Credit Party, nor the consummation of any of the transactions contemplated in the Operative Documents to which such Restricted Credit Party is a party:

12.5.1	requires any Authorization to be obtained or Registration to be made (except such as have already been obtained or made and are now in full force and effect and those not yet required to be obtained or made and to be in full force and effect);

12.5.2	conflicts with, contravenes or gives rise to any default under (i) any of the articles (or equivalent or analogous organization documents) or by-laws or resolutions of the directors, shareholders or partners of such Restricted Credit Party, (ii) the provisions of any indenture, instrument, agreement or undertaking to which such Restricted Credit Party is a party or by which such Restricted Credit Party or any of its Business Assets are or may become bound, or (iii) any Applicable Law except, with respect to clauses (ii) and (iii) only, for such conflicts, contraventions and defaults, which, singly or in the aggregate, could not reasonably be expected to have a Material Adverse Effect; or

12.5.3	has resulted or will result in the creation or imposition of any Lien upon any of the Business Assets of such Restricted Credit Party other than any Pledge.

12.6	Absence of Litigation

There is no existing, pending or threatened Litigation against any Restricted Credit Party which could reasonably be expected to have a Material Adverse Effect. No event has occurred, and no state or condition exists, which could reasonably be expected to give rise to any such Litigation and there is no Award outstanding against any Restricted Credit Party which could reasonably be expected to have a Material Adverse Effect.

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12.7	Financial Statements

Each financial report and Financial Statement delivered to the Lenders pursuant to or in connection with this Agreement has been prepared in accordance with GAAP (subject to year end audit adjustments, where applicable) and fairly presents in all material respects the financial information and the financial condition and results of operations contained therein as at their respective preparation dates.

12.8	Contingent Liabilities and Indebtedness

None of the Restricted Credit Parties has (i) any material contingent liabilities known to the Borrowers which are not disclosed or referred to in the most recent Financial Statements or otherwise disclosed to the Administrative Agent in writing, or (ii) incurred any Indebtedness which is not disclosed in or reflected in such Financial Statements, or otherwise disclosed to the Administrative Agent in writing, other than Indebtedness incurred in the ordinary course of business and Debt permitted hereunder.

12.9	Accuracy of Information

No information furnished by any Restricted Credit Party to the Lenders or the Agents in connection with any of the Operative Documents contains any material misstatement of fact or omits to state a material fact necessary to make the statements contained therein not misleading in light of the circumstances in which they were made and as of the date made. No undisclosed fact is currently known to the Restricted Credit Parties which has or may have a Material Adverse Effect which has not been specifically disclosed in writing to the Lenders or the Agents.

12.10	Accuracy of Forecasts

Each financial forecast and projection with respect to any Restricted Credit Party prepared by any Restricted Credit Party and furnished to the Lenders was based upon assumptions believed to be reasonable by the Restricted Credit Parties as of the date of preparation.

12.11	No Material Adverse Change

Since the date of the most recent audited consolidated Financial Statements of the Cdn Borrower furnished to the Lenders prior to the date of this Agreement, there has been no change which could reasonably be expected to have a Material Adverse Effect.

12.12	Compliance with Laws

Each Restricted Credit Party is in compliance in all material respects with all Applicable Laws, non-compliance with which could reasonably be expected to have a Material Adverse Effect.

12.13	All Authorizations Obtained and Registrations Made

All Authorizations and Registrations necessary or of advantage to permit each Restricted Credit Party to (i) execute, deliver and perform each Operative Document to which it is party and consummate the transactions contemplated thereby and (ii) own its Business Assets and carry on its business, have been obtained or effected and are in full force and effect and for such

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Authorizations and Registrations not yet required to be obtained or made and, in the case of paragraph (ii) only, for such Authorizations and Registrations the failure to obtain, effect or to be in full force and effect could not reasonably be expected to have a Material Adverse Effect. Each Restricted Credit Party is in compliance with the requirements of all such Authorizations and Registrations and there is no Award outstanding or Litigation existing, pending or threatened which could result in the revocation, cancellation, suspension or any adverse modification of any of such Authorizations and Registrations.

12.14	ERISA

12.14.1	No Restricted Credit Party has breached the fiduciary rules of ERISA or engaged in any prohibited transaction in connection with which such Restricted Credit Party would be subjected to (in the case of any such breach) a suit for damages or (in the case of any such prohibited transaction) either a civil penalty assessed under Section 502(i) of ERISA or a tax imposed by Section 4975 of the Code that, in any case, could, singly or in the aggregate, reasonably be expected to have a Material Adverse Effect.

12.14.2	No ERISA Event has occurred or is reasonably expected to occur that, when taken together with all other such ERISA Events for which liability is reasonably expected to occur, could reasonably be expected to result in a Material Adverse Effect. The present value of all accumulated benefit obligations under each Plan (based on the assumptions used for purposes of Statement of Financial Accounting Standards No. 87) did not, as of the date of the most recent Financial Statements reflecting such amounts, exceed by more than US$5,000,000 the fair market value of the assets of such Plan, and the present value of all accumulated benefit obligations of all underfunded Plans (based on the assumptions used for purposes of Statement of Financial Accounting Standards No. 87) did not, as of the date of the most recent Financial Statements reflecting such amounts, exceed by more than US$15,000,000 the fair market value of the assets of all such underfunded Plans.

12.14.3	Full timely payment has been made of all amounts, if any, which any Related Person is required under Applicable Law, the terms of each Plan or Multiemployer Plan, or any collective bargaining agreement to have paid as contributions to such Plan or Multiemployer Plan, and no accumulated funding deficiency (as defined in Section 302 of ERISA and Section 412 of the Code), whether or not waived, exists or is reasonably expected to exist with respect to any Plan.

12.15	Canadian Pension Plans

Each Canadian Plan of the Restricted Credit Parties is in substantial compliance with all applicable pension benefits and Tax Laws. As of the date of the last completed actuarial evaluation, no Canadian Plan of the Restricted Credit Parties had any unfunded liability determined in accordance with all Applicable Laws and using assumptions and methods that are appropriate in the circumstances and in accordance with generally accepted actuarial principles

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and practices in Canada in connection with an on-going Canadian Plan, except for any such unfunded liability that is being amortized in accordance with Applicable Laws. All contributions, including any special payments to amortize any unfunded liability, required to have been made in accordance with all Applicable Laws and the terms of each Canadian Plan have been made. No event has occurred and no condition exists with respect to any Canadian Plan that has resulted or is reasonably likely to result in any Canadian Plan being ordered or required to be wound up in whole pursuant to any applicable pension benefits Laws or having its registration revoked or refused for the purposes of any applicable pension benefits or Tax Laws or being placed under the administration of any relevant pension benefits regulatory authority or being required to pay any Taxes or penalties under any applicable pension benefits or Tax Laws except, in each case, as would not reasonably be expected to have a Material Adverse Effect. No event has occurred and no condition exists that has resulted, or could reasonably be expected to result, in any Restricted Credit Party being required to pay, repay or refund any amount (other than contributions required to be made or benefits or expenses required to be paid in the ordinary course) to or on account of any Canadian Plan or a current or former member thereof where such requirement to pay, repay or refund could reasonably be expected to have a Material Adverse Effect. No event has occurred and no condition exists that has resulted, or could reasonably be expected to result, in a payment being made out of a guarantee fund established under any applicable pension benefits Laws in respect of a Canadian Plan.

12.16	No Default

No Default has occurred which has not been disclosed to the Lenders or the Administrative Agent and either remedied (or otherwise ceased to be continuing) or expressly waived by the Lenders in writing.

12.17	Immovable and Real Property

Each Restricted Credit Party has a subsisting leasehold interest in, or good and marketable title to, in each case free and clear of all Liens, other than Permitted Liens, all of the immovable and real property leased or owned by it which are reflected in the latest consolidated Financial Statements of the Cdn Borrower provided to the Lenders, except for immovable or real property interests disposed since the date of those Financial Statements in compliance with the provisions of the Operative Documents.

12.18	Movable and Personal Property

Each Restricted Credit Party is the sole legal and beneficial owner of, free and clear of all Liens, other than Permitted Liens, all movable and personal property reflected as an asset in the latest consolidated Financial Statements of the Cdn Borrower provided to the Lenders, except for personal property disposed since the date of those Financial Statements in compliance with the provisions of the Operative Documents.

12.19	Intellectual Property

Each Restricted Credit Party owns or possesses, or has a license to or otherwise has the right to use, all patents, trademarks, service marks, trade names and copyrights, technology, know-how and processes, and all rights with respect to the foregoing, which are necessary for the operation

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of its business as presently conducted and as currently proposed to be conducted without any known material conflict, to the best of its knowledge, with the rights of others, except those the failure to own or possess (or be licensed or otherwise have the right to use) could not, singly or in the aggregate, reasonably be expected to have a Material Adverse Effect. The consummation of the transactions contemplated by the Operative Documents will not alter or impair in any material respect any such rights. To the best of the Restricted Credit Parties’ knowledge, none of the products of the Restricted Credit Parties infringes any patent, trademark, service mark, trade name, copyright, license or other right owned by any other Person in any manner that could, singly or in the aggregate, reasonably be expected to have a Material Adverse Effect. No Litigation is pending or (to the best of the Restricted Credit Parties’ knowledge, after diligent inquiry) threatened against any Restricted Credit Party or affecting any Restricted Credit Party, contesting its rights to sell or use any product or material, which Litigation could, singly or in the aggregate, reasonably be expected to have a Material Adverse Effect. To the best of the Restricted Credit Parties’ knowledge, after diligent inquiry, there is no violation by any Person of any of its right with respect to any patent, trademark, trade name or service mark owned by any Restricted Credit Party or used by any Restricted Credit Party or used in connection with the assets of any Restricted Credit Party in any manner that could, singly or in the aggregate, reasonably be expected to have a Material Adverse Effect.

12.20	Corporate Structure

Schedule “F” (as updated where applicable upon delivery of the structure chart provided by the Cdn Borrower pursuant to Section 11.2.12 and each Compliance Certificate) sets forth a complete and accurate list of all Subsidiaries of the Cdn Borrower (and after the delivery of the structure chart provided by the Cdn Borrower pursuant to Section 11.2.12 after giving effect to the UK Target Acquisition), indicating (i) the jurisdiction of organization of each such Subsidiary, (ii) whether such Subsidiary is a Restricted Subsidiary (and if less than all the Obligations of the Borrowers are guaranteed by such Restricted Subsidiary, a description of the Obligations guaranteed by such Restricted Subsidiary or a note to the effect that such Restricted Subsidiary is a Pledged Restricted Subsidiary), (iii) each Person holding ownership interests in each such Restricted Subsidiary and voting ownership interests in each Unrestricted Subsidiary, the nature of such ownership interests and the percentage of ownership of such Subsidiary represented by such ownership interests, (iv) any option or right, if any, granted by each such Subsidiary to any Person to acquire Capital Stock in such Subsidiary, (v) the location of the registered and chief executive offices of each such Subsidiary, and (vi) the exact name of each such Subsidiary.

12.21	Taxes

Each Restricted Credit Party has:

12.21.1	delivered or caused to be delivered, as and when required, all income, sales, goods and services and other returns for Taxes to the appropriate Governmental Authorities;

12.21.2

paid and discharged all Taxes payable by it when due except with respect to any such Tax which is being contested in good faith by appropriate proceedings and which is not required, by Applicable Law, to be paid prior to

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such contestation and for which appropriate reserves have been provided in its books and as to which neither any Lien (other than a Permitted Lien) has attached nor any foreclosure, distraint, seizure, attachment, sale or similar proceedings shall have been commenced; and

12.21.3	made provision for appropriate amounts in respect of any Taxes likely to be exigible in accordance with GAAP;

and the charges, accruals and reserves on its books in respect of Taxes are adequate, in its judgement.

12.22	Solvency

As at the date of execution by each Restricted Credit Party of (i) the Credit Agreement (to the extent such Restricted Credit Party is a party thereto), and (ii) the Guarantee Agreement to which such Restricted Credit Party is a party, each Restricted Credit Party is Solvent. As at the date of the making of the initial Advance under the Term Loan Credit Facilities, the Cdn Borrower will be solvent.

12.23	Environment

With respect to environmental matters:

12.23.1	each Restricted Credit Party is in compliance with all Environmental Laws;

12.23.2	the Business Assets of each Restricted Credit Party are owned, leased, managed, controlled or operated in compliance with all Environmental Laws;

12.23.3	there are no existing, pending or, to the knowledge of the Restricted Credit Parties threatened:

(i)	claims, complaints, notices or requests for information received by any Restricted Credit Party with respect to any alleged violation by any Restricted Credit Party of or alleged liability of any Restricted Credit Party under any Environmental Law relating to any of the Business Assets of the Restricted Credit Parties, or

(ii)	orders from any Governmental Authority, including stop, Clean-Up or preventative orders, directions or action requests issued under Environmental Law which have been received by any Restricted Credit Party requiring any work, repair, Clean-up, construction or Capital Expenditures by any Restricted Credit Party with respect to any of the Business Assets of the Restricted Credit Parties;

12.23.4	except in compliance with Environmental Law, no Hazardous Materials have been generated, received, handled, used, stored, treated or shipped at or from, and there has been no release of Hazardous Materials at, on, from or under any of the Business Assets of any of the Restricted Credit Parties;

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12.23.5	except in compliance with Environmental Law, as far as the Restricted Credit Parties are aware, none of the lands and premises comprising any of the Business Assets of the Restricted Credit Parties has been used for the disposal of waste or as a landfill or waste disposal site; and

12.23.6	no Restricted Credit Party has directly transported or directly arranged for the transportation of any Hazardous Materials to any location, except in compliance in all material respects with Environmental Law, with the exception of any matter or matters that could not reasonably be expected to, singly or in the aggregate, have a Material Adverse Effect.

12.24	Employee Relations

As of the date of this Agreement, no Restricted Credit Party nor any employees of the Restricted Credit Parties is subject to any collective bargaining agreement and no petition for certification or union election is pending with respect to employees of the Restricted Credit Parties and no union or collective bargaining unit has sought such certification or recognition with respect to employees of the Restricted Credit Parties. There are no strikes, slowdowns, lock-outs or stoppages pending or, to the best of the Restricted Credit Parties knowledge, threatened against any Restricted Credit Party and its employees, or any of them which could reasonably be expected to have a Material Adverse Effect.

12.25	Status Under Certain Statutes

None of the Borrowers nor any Subsidiary is, and, after giving effect to any Advance, no Borrower nor any Subsidiary will be:

12.25.1	an “investment company” or a company “controlled” by an “investment company” within the meaning of the United States Investment Company Act of 1940, as amended;

12.25.2	subject to regulation under the United States Public Utility Holding Company Act of 2005, as amended, the United States ICC Termination Act of 1995, as amended, or the United States Federal Power Act, as amended;

12.25.3	a Person or entity described by Section 1 of Executive Order 13224 of September 24, 2001 Blocking Property and Prohibiting Transactions With Persons Who Commit, Threaten To Commit, or Support Terrorism, 66 Fed. Reg. 49,079 (2001), or to the best knowledge and belief of the Cdn Borrower and its Affiliates, a Person or entity who engages or will engage in any dealings or transactions, or are or will be otherwise associated, with any such Persons or entities; or

12.25.4	in violation of the Patriot Act, the Trading with the Enemy Act, or any of the foreign assets control regulations of the United States Treasury Department (31 CFR, Subtitle B Chapter V, as amended) and any other enabling legislation or executive order relating thereto.

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12.26	Federal Reserve Regulations

No Restricted Credit Party is engaged, directly or indirectly, principally or as one of its important activities, in the business of extending, or arranging for the extension of, credit for the purpose of purchasing or carrying margin stock (as defined in Regulation U). Neither the borrowing of any Advance hereunder, nor the use of the proceeds thereof, will violate or be inconsistent with the provisions of Regulation U, Regulation X or Regulation T.

12.27	Business

The Restricted Credit Parties specialize in the Core Business and other activities incidental or complementary thereto.

12.28	Foreign Assets Control Regulations and Anti-Terrorism and Money Laundering Laws

12.28.1	None of the Borrowers nor any of their respective Affiliates is:

12.28.1.1	an OFAC Listed Person;

12.28.1.2	a Person that is otherwise a sanctions target of the OFAC sanctions programs;

12.28.1.3	a Person described or designated in Section 1 of the Anti-Terrorism Order; or

12.28.1.4	a department, agency or instrumentality of, or is otherwise controlled by or acting on behalf of, directly or indirectly, (i) any Person or entity described in paragraphs 12.28.1.1, 12.28.1.2 or 12.28.1.3 or (ii) any Person, entity, organization, foreign country or regime that is subject to any U.S. economic or trade sanctions program administered or enforced by OFAC (each OFAC Listed Person and each other Person or entity described in this Section 12.28.1, a “Blocked Person”).

12.28.2	No part of the proceeds of the Loans constitutes or will constitute funds obtained on behalf of any Blocked Person or will otherwise be used, directly by the Borrowers or indirectly through any of their Affiliates, in connection with any investment in, or any transactions or dealings with, any Blocked Person.

12.28.3	To each of the Borrowers’ actual knowledge, after making due inquiry, none of the Borrowers nor any of their respective Affiliates:

12.28.3.1

is under investigation by any Governmental Authority for, or has been charged with, or convicted of, money laundering, drug trafficking, terrorist-related activities or other money laundering predicate crimes under any Applicable Law (collectively, and including the Proceeds of Crime (Money Laundering) and Terrorist

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Financing Act (Canada), the Criminal Code (Canada) and all rules and regulations made under such Acts and any similar Law enacted in Canada or the United States of America, “Anti-Terrorism and Money Laundering Laws”);

12.28.3.2	has been assessed civil penalties under any Anti-Terrorism and Money Laundering Laws; or

12.28.3.3	has had any of its funds seized or forfeited in an action under any Anti-Terrorism and Money Laundering Laws. Each of the Borrowers has taken reasonable measures appropriate to the circumstances (in any event as required by Applicable Law) to ensure that each Borrower and each of its Affiliates is and will continue to be in compliance with all Anti-Terrorism and Money Laundering Laws.

12.28.4	No part of the proceeds of the Loans will be used, directly or indirectly, for any improper payments to any governmental official or employee, political party, official of a political party, candidate for political office, official of any public international organization or anyone else acting in an official capacity, in order to obtain, retain or direct business or obtain any improper advantage in violation of the United States Foreign Corrupt Practices Act of 1977. Each of the Borrowers has taken reasonable measures appropriate to the circumstances (in any event as required by Applicable Law) to ensure that each Borrower and each of its Affiliates is and will continue to be in compliance with all applicable anti-corruption laws and regulations applicable to it.

12.29	The Acquisition Documents

12.29.1	The UK Acquisition Documents: (i) are or will be in compliance in all material respects with the UK Code (subject to any waivers granted by the Panel); and (ii) contain or will contain all the material terms relating to the UK Target Acquisition as of the date of publication.

12.30	Repetition of Representations and Warranties

All statements contained in any certificate, financial statement, or other document delivered to the Agents or any of the Lenders by any Restricted Credit Party including or pursuant to or in connection with this Agreement or any other Operative Document shall constitute representations and warranties made under this Agreement. The representations and warranties made under this Agreement shall be deemed to be repeated by the Borrowers on each Borrowing Date by reference to the facts and circumstances then existing, it being understood that to the extent such representations and warranties relate to a specifically identified earlier date they shall be true and correct as of such earlier date.

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12.31	Nature of Representations and Warranties

The representations and warranties made under this Agreement shall survive the execution and delivery of this Agreement, the making of each Advance and any conversion or rollover pursuant to Article 7 notwithstanding any investigation or examination which may be made by any Finance Party or Lenders’ Counsel and the Finance Parties shall be deemed to have relied on such representations and warranties in the making of each Advance and any such conversion or rollover.

ARTICLE 13

GENERAL COVENANTS

So long as any Loan or any other amount payable hereunder is outstanding and unpaid or any of Borrowers shall have the right to borrow hereunder (whether or not the conditions to borrowing have been or can be fulfilled), and unless the Administrative Agent, acting in accordance with the instructions of the Required Lenders, shall otherwise consent in writing, the Borrowers hereby solidarily covenant that:

13.1	Preservation of Existence, etc.

Each Restricted Credit Party will (i) subject to Section 15.4, preserve and maintain its existence, and (ii) preserve and maintain all Authorizations and Registrations necessary or required in the normal conduct of its business and qualify and remain qualified and authorized to do business in each jurisdiction in which it carries on business or owns or leases Business Assets except, in all cases contemplated in this clause (ii), where the failure to do so could not reasonably be expected to have a Material Adverse Effect.

13.2	Preservation of Authorizations

Each Restricted Credit Party will maintain, and take all actions necessary to maintain, in full force and effect the action taken by it to authorize the execution, delivery and performance in accordance with their respective terms of each of the Operative Documents to which it is a party and the consummation of the transactions contemplated by each one thereof.

13.3	Obtain Authorizations

Each Restricted Credit Party will obtain and maintain any Authorization of or from any Governmental Authority which may be or become necessary or required in order that it may (y) carry on its business as contemplated in Section 12.27 and (z) fulfil its obligations under each of the Operative Documents to which it is a party.

13.4	Business, Compliance with Applicable Law

Each Restricted Credit Party will engage principally in the business referred to in Section 12.27 and carry on and conduct its business in a proper and efficient manner so as to preserve and protect the earnings, incomes and profits therefrom and comply with all requirements of Applicable Law, and the terms and conditions of all Authorizations necessary or required in the normal conduct of its business, and in order to complete any Permitted Acquisition, provided,

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however, that nothing herein shall require it to comply with the requirements of any Applicable Law or the terms or conditions of any Authorization so long as non-compliance could not reasonably be anticipated to (i) have a Material Adverse Effect, or (ii) prevent or impose adverse conditions on any Permitted Acquisition.

13.5	Keeping of Records

Each Restricted Credit Party will keep or cause to be kept, proper and lawful records and books of account and make or cause to be made therein, true and faithful entries of all dealings and transactions in relation to its business, all in accordance with GAAP applied on a consistent basis.

13.6	Insurance

Each Restricted Credit Party will insure and keep insured its property, assets and business, and will maintain business interruption and civil liability insurance, in each case for such coverage as a prudent administrator would obtain in the case of similar property, assets and business, provided that any such insurance shall not contain any co-insurance provisions which would require such Restricted Credit Party to become co-insurer save and except to the extent any such co-insurance provisions would be customary for companies carrying on businesses similar to that being carried on by such Restricted Credit Party. Each Restricted Credit Party will duly and punctually pay or cause to be paid the premiums and other sums of money payable in connection with such insurance.

13.7	Payment of Taxes and Claims

Each Restricted Credit Party will pay and discharge all Taxes imposed upon it or upon its income, capital or profits or upon any properties belonging to it prior to the date on which penalties attach thereto, and all lawful claims for rents, labour, materials and supplies which, if unpaid, might become a Lien upon any of its properties; provided, however, that no such Tax, to the extent permitted by Applicable Law, need be paid which is being contested in good faith by appropriate proceedings and for which appropriate reserves shall have been set aside on the appropriate books, but only so long as such Tax does not become a Lien, other than a Permitted Lien and no Default occurs as a result thereof.

13.8	Visits and Inspections

Upon five (5) Business Days prior written notice, each Restricted Credit Party shall permit representatives of any of the Finance Parties to visit and inspect its properties during normal business hours, inspect and make extracts from and copies of its books and records and discuss with its principal officers its business, assets, liabilities, financial position, results of operations and business prospects, it being agreed that the costs and expenses relating to such visits and inspections shall be for the account of the Lenders if no Default exists at the time same are made.

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13.9	Payment of Legal and Other Fees and Disbursements

The Borrowers solidarily covenant to pay upon demand all reasonable legal, notarial, consulting and professional fees and disbursements or any out of pocket costs and expenses incurred from time to time by the Finance Parties or any one thereof, in connection with:

13.9.1	the negotiation, preparation and delivery of this Agreement, the other Operative Documents as well as any amendment, restatement, supplement or other modification to be made to any of the foregoing at any time and from time to time;

13.9.2	any Registrations made in connection with the Operative Documents;

13.9.3	any advice sought by the Agents, the Lenders or any one thereof on the construction of this Agreement, any of the other Operative Documents or in anticipation of the exercise of or for the purpose of determining whether or not to exercise any or all of their rights and recourses under the Operative Documents;

13.9.4	the collection of any moneys due under the Operative Documents or ensuring compliance with the provisions of the Operative Documents;

13.9.5	any disagreement as to the meaning of any provision of the Operative Documents or any Litigation arising under or in connection with the Operative Documents;

13.9.6	the exercise of the rights of visits and inspections contemplated in Section 13.8 at any time where a Default has occurred and is continuing; and

13.9.7	the legal fees incurred in connection with any Assignment;

provided, however, that, prior to the exercise by the Lenders of their rights under Article 17 or the occurrence of any Insolvency Event, the obligations of the Borrowers under this Section as they relate to legal fees and disbursements, shall be limited only to the legal fees and disbursements charged or to be charged by Lenders’ Counsel.

13.10	Transactions with Affiliates

Each Restricted Credit Party will cause all material agreements or transactions to be entered into from time to time, as between such Restricted Credit Party and any one or more of its Affiliates or Subsidiaries (other than the Borrowers and Solvent Authorized Restricted Subsidiaries), to be negotiated and concluded on an arm’s length basis for fair market value on commercially reasonable market terms prevailing from time to time in the industry (including as to payment terms).

13.11	Federal Reserve Regulations

No portion of any Loan is to be used in violation of Regulation U. If requested by any Lender or the Administrative Agent, the Borrowers shall furnish to the Administrative Agent and each

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Lender a statement in conformity with and to the extent required by the requirements of FR Form G-3 or FR Form U 1 referred to in Regulation U

13.12	Offer Conversion

The Cdn Borrower shall procure that UK Bidco shall initiate the UK Target Acquisition pursuant to a Scheme. Subject to the consent of the Panel, the Co-Lead Arrangers and the Majority Lenders, the Cdn Borrower, on behalf of UK Bidco, may, before the Scheme Date, give written notice (an “Offer Conversion Notice”) to the Administrative Agent that it intends to withdraw the Scheme and to launch an Offer. Notwithstanding the foregoing, the consent of the Majority Lenders shall not be required to withdraw the Scheme and launch an Offer if (i) the Offer is recommended by the board of directors of the UK Target, (ii) the Offer is on substantially the same terms and conditions as the Scheme; and (iii) the Offer includes a minimum tender condition of not less than 90 per cent in value of each class of the shares (including options and equivalent or similar securities) to which the Offer relates and, where the shares are voting shares, not less than 90 per cent of the voting rights carried by those shares (or, in each case, if required by the Panel and agreed to by the Co-Lead Arrangers, such lesser percentage (being at least 75%) as the Panel specifies). The Cdn Borrower shall procure that UK Bidco shall within 28 days of the date of the Offer Conversion Notice (or such longer period as permitted by the Panel) withdraw the Scheme and issue an Offer Press Release (such actions together being an “Offer Conversion”).

13.13	Scheme Undertakings/Offer Undertakings

Comply with each of the Scheme Undertakings and/or Offer Undertakings, as applicable.

ARTICLE 14

FINANCIAL AND INFORMATION COVENANTS

So long as any Loan or any other amount payable hereunder is outstanding and unpaid or any Borrower shall have the right to borrow hereunder (whether or not the conditions to borrowing have been or can be fulfilled) and unless the Administrative Agent, acting in accordance with the instructions of the Required Lenders, shall otherwise consent in writing, the Borrowers solidarily covenant and agree that:

14.1	Maintenance of Ratios

The Cdn Borrower shall maintain at all times the following ratios tested on a quarterly basis, on a Consolidated Basis or Adjusted Consolidated Basis (as applicable pursuant to Section 14.2):

14.1.1	a Leverage Ratio not greater than 3.00 to 1.00. Notwithstanding the foregoing, following a Permitted Acquisition in an amount exceeding Cdn$150,000,000, the Leverage Ratio may increase to a level not exceeding 3.50 to 1.00 for a period of twelve (12) months following such Permitted Acquisition;

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14.1.2	an Interest and Rent Coverage Ratio of not less than 1.50:1.00.

14.2	Tangible Net Assets and Revenues of Restricted Group

The Tangible Net Assets of the Restricted Group and the reported combined revenues of the Restricted Group shall, at all times, never be less than 75% of the Tangible Net Assets of the Cdn Borrower and the Revenues of the Cdn Borrower. If, at any time:

14.2.1	the Tangible Net Assets of the Restricted Group as at the last day of any Test Period are less than 75% of the Tangible Net Assets of the Cdn Borrower as at such last day of such Test Period; or

14.2.2	the reported combined revenues of the Restricted Group for such Test Period are less than 75% of the Revenues of the Cdn Borrower for such Test Period;

then the Cdn Borrower shall, within ten (10) days of such determination, designate one or more Subsidiaries to become Restricted Subsidiaries in order to comply with this covenant, and shall complete all necessary documentation within a further 20-day delay or such longer delay as may be agreed to by the Administrative Agent, acting in accordance with the instructions of the Majority Lenders. Any such designation shall be made in accordance with and subject to the terms and conditions set forth in Sections 10.2, 10.3 and 10.4.

In addition to and without in any way limiting the foregoing, where at any time:

(i)	both the Tangible Net Assets of the Restricted Group as at the last day of any Test Period and the reported combined revenues of the Restricted Group for such Test Period are, in each case, greater than 85% of the Tangible Net Assets of the Cdn Borrower as at such last day of such Test Period and the Revenues of the Cdn Borrower for such Test Period, respectively, then all the Ratios shall be calculated, as at the end of such Test Period, for all purposes of this Agreement, on a Consolidated Basis; and

(ii)	either the Tangible Net Assets of the Cdn Borrower as at the last day of any Test Period or the reported combined revenues of the Restricted Group for such Test Period are equal to or less than 85% of the Tangible Net Assets of the Cdn Borrower as at such last day of such Test Period and the Revenues of the Cdn Borrower for such Test Period, respectively, then all the Ratios shall be calculated, as at the end of such Test Period, for all purposes of this Agreement, on an Adjusted Consolidated Basis.

14.3	Quarterly Financial Statements and Information

Within sixty (60) days after the end of each of the first three (3) fiscal quarters in each of the fiscal years of the Cdn Borrower, the Cdn Borrower shall furnish to the Administrative Agent, by electronic mail, one (1) copy of:

14.3.1	the management prepared Financial Statements of the Cdn Borrower on a Consolidated Basis, together with the supporting schedules, setting forth, in

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comparative form, the figures for the corresponding period of the previous fiscal year;

14.3.2	the management prepared Financial Statements of the Cdn Borrower (other than the statements of cash flows) on an Adjusted Consolidated Basis, together with the supporting schedules; and

14.3.3	a Compliance Certificate.

14.4	Annual Financial Statements and Information

Within 90 days after the end of each fiscal year of the Cdn Borrower, the Cdn Borrower shall furnish to the Administrative Agent, by electronic mail, one (1) copy of:

14.4.1	the audited consolidated Financial Statements of the Cdn Borrower for such fiscal year as audited by a national firm of chartered accountants of recognized standing and accompanied by such auditors’ report which must not contain any expression of any material concern as to whether or not such Financial Statements do present fairly the financial position of the Cdn Borrower as at the end of such fiscal year, and setting forth in comparative form, the figures for the previous fiscal year;

14.4.2	the management prepared Financial Statements of the Cdn Borrower (other than the statements of cash flows) on an Adjusted Consolidated Basis for such fiscal year, together with the supporting schedules; and

14.4.3	a Compliance Certificate.

14.5	Business Plan and Budget Information

No later than 90 days after the beginning of each fiscal year of the Cdn Borrower, the Cdn Borrower shall furnish to the Administrative Agent, by electronic mail, one (1) copy of the budget and the forecasted statements of earnings, retained earnings, shareholders’ equity and cash flows of the Cdn Borrower for such fiscal year, in each case on a Consolidated Basis, with all reasonable explanations and copies of the information and assumptions upon which such budget and forecasted statements are based.

14.6	Notice of Acquisition

The Cdn Borrower shall advise the Administrative Agent forthwith of, and in any event not less than five (5) Business Days prior to, any proposed utilization of the Facilities for any Acquisition where the amount of the proposed utilization, together with any Debt assumed in connection with such Acquisition, exceed 10% of the Shareholders’ Equity of the Cdn Borrower as determined in the last quarterly or annual Financial Statements, whichever were most recently submitted, and shall furnish to the Administrative Agent, by electronic mail, one (1) copy of:

14.6.1	notification of the Acquisition and information with respect to its purchase price;

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14.6.2	historical audited financial statements of the target of the Acquisition (the “Target”), or, if not available, as set out in unaudited financial statements or in any other information that has been reviewed;

14.6.3	(i) if EBITDA and EBITDAR of the Target is included in the calculation of EBITDA and EBITDAR, a balance sheet, income statement and statement of cash flows of the Cdn Borrower on a Consolidated Basis or Adjusted Consolidated Basis (as applicable pursuant to Section 14.2), or (ii) if EBITDA and EBITDAR of the Target is not included in the calculation of EBITDA and EBITDAR, a balance sheet of the Cdn Borrower on a Consolidated Basis or Adjusted Consolidated Basis (as applicable pursuant to Section 14.2), in all cases, taking into consideration the Acquisition and showing the projected impact of the Acquisition both currently and for the immediately succeeding year, including compliance with the Ratios on a Pro Forma Basis; and

14.6.4	an Acquisition Certificate.

14.7	Notice of Customer Contract

The Cdn Borrower shall advise the Administrative Agent forthwith of, and in any event not less than five (5) Business Days prior to, any proposed utilization of the Facilities for the financing of any Customer Contract where the amount of the proposed utilization, together with any Debt assumed in connection with such Customer Contract, exceed 10% of the Shareholders’ Equity of the Cdn Borrower as determined in the last quarterly or annual Financial Statements, whichever were most recently submitted and shall furnish to the Administrative Agent, by electronic mail, one (1) copy of:

14.7.1	notification of the Customer Contract and information with respect to its financing;

14.7.2	balance sheet and income statement of the Cdn Borrower, on a Consolidated Basis or Adjusted Consolidated Basis (as applicable pursuant to Section 14.2), taking into consideration the Customer Contract and showing the projected impact of the Customer Contract both currently and for the immediately succeeding year, including compliance with the Ratios on a Pro Forma Basis; and

14.7.3	a Customer Contract Certificate.

14.8	Other Information

The Borrowers shall furnish to the Administrative Agent:

14.8.1

after the sending or filing thereof, copies of all reports, notices, prospectuses and registration statements which the Cdn Borrower or any other Restricted Credit Party files with the Toronto Stock Exchange, the Securities and Exchange Commission or any other securities exchange, securities commissions or similar governmental authority or commissions and which are

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not available on SEDAR, EDGAR or the website of the Cdn Borrower on the internet at http://www.cgi.com; it being understood that any posting on SEDAR, EDGAR or such website of the Cdn Borrower shall constitute sufficient delivery for the purposes of this subsection 14.8.1;

14.8.2	upon receipt thereof, copy of each special audit made by independent accountants of the books of any Restricted Credit Party;

14.8.3	upon each request from the Administrative Agent, such other data, certificates, reports, statements, documents or further information regarding the business, assets, liabilities, financial position, results of operations or business prospects of any Restricted Credit Party as the Administrative Agent may reasonably request, provided that the Borrowers shall not be required to disclose information pursuant to this subsection if the disclosure of such information in the written opinion of the Restricted Credit Parties’ Counsel furnished to the Administrative Agent and the Lenders at the Borrowers’ expense or, solely in the case of (ii) below, as advised in writing by an appropriate official of the Toronto Stock Exchange or the New York Stock Exchange, (i) would be prohibited by Applicable Law or by the terms of an obligation of confidentiality comprised in any agreement binding on the Borrowers, their Affiliates or any one thereof, or (ii) would require any Borrower to make public disclosure of such information to comply with any of its continuing obligations to the Toronto Stock Exchange or New York Stock Exchange (provided that, after receipt of such opinion, the Administrative Agent and the Lenders shall have been afforded an opportunity to meet with official(s) of the applicable exchange and such officials confirm to the Administrative Agent and the Lenders that the disclosure of such information by any Borrower to the Administrative Agent and the Lenders is so prohibited by the requirements of such exchange unless such Borrower publishes such information).

14.9	Notice of Litigation and Other Matters

The Borrowers shall furnish to the Administrative Agent prompt notice of the following events after any Restricted Credit Party has become aware thereof and has made a reasonable determination with respect thereto (which notice shall in any event be given within ten (10) Business Days after any Restricted Credit Party has become aware thereof):

14.9.1	the commencement of any Litigation against, or (to the extent known to any Restricted Credit Party) in any other way relating adversely to a Restricted Credit Party or any of its Business Assets which singly or when aggregated with all other such Litigations could have a Material Adverse Effect;

14.9.2	any event or events which, singly or in the aggregate, could have a Material Adverse Effect; and

14.9.3	any Default.

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ARTICLE 15

NEGATIVE COVENANTS

So long as any Loan or any other amount payable hereunder is outstanding and unpaid or any Borrower shall have the right to borrow hereunder (whether or not the conditions to borrowing have been or can be fulfilled) and unless the Administrative Agent, acting in accordance with the instructions of the Required Lenders, shall otherwise consent in writing, the Borrowers hereby solidarily covenant that:

15.1	Liens

No Restricted Credit Party will create, incur, assume or suffer to exist any Lien upon or in respect of any of its present or future Business Assets other than Permitted Liens.

15.2	Indebtedness

No Restricted Subsidiary which is not an Authorized Restricted Subsidiary will incur, create, assume or suffer to exist any Debt except for:

15.2.1	Debt under this Agreement and the other Operative Documents;

15.2.2	Guarantees under the Existing Revolving Credit Agreement and the Note Purchase Agreements;

15.2.3	Debt secured by a Lien which is a Permitted Lien;

15.2.4	unsecured Debt that is pari passu with the Loans for an aggregate amount not exceeding Cdn$15,000,000, which Debt shall be used for the sole purpose of funding local payroll, cash management services and other local expenses (provided that the foregoing Cdn$15,000,000 amount shall be increased to Cdn$50,000,000 on the date that the Cdn Borrower shall have obtained a corresponding amendment to the 2004 Note Purchase Agreement and the 2011 Note Purchase Agreement, as applicable); and

15.2.5	Debt to the Borrowers or any Authorized Restricted Subsidiary.

15.3	Derivative Instruments

No Restricted Credit Party will enter into, be a party to or Guarantee any Derivative Instrument other than ISDA Contracts, and not for speculative purposes of any kind.

15.4	Amalgamations

No Restricted Credit Party will wind-up, liquidate or dissolve its affairs or enter into any transaction of amalgamation, merger or consolidation or convey, sell, alienate, lease or otherwise dispose of (or agree to do any of the foregoing, at any future time) all or substantially all of its Business Assets except for any amalgamation, merger or consolidation or any such sale,

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alienation or other form of disposition between two or more Restricted Credit Parties provided that:

15.4.1	the Person formed by or surviving any such transaction shall have assumed, as primary obligor, by an agreement satisfactory in form and substance to the Administrative Agent or by operation of law, the Obligations (with delivery, in connection with such assumption, of such opinions of the Restricted Credit Parties’ Counsel as the Administrative Agent may reasonably request); and

15.4.2	immediately before and after such transaction, no Default exists.

15.5	Acquisitions and Investments

No Restricted Credit Party will make any Acquisition or Investment, in any manner whatsoever, directly or indirectly, other than Acquisitions or Investments which relate to activities which are substantially the same as one or more of the activities forming part of the Core Business. Notwithstanding the foregoing, no Restricted Credit Party will make any Investment (other than Investments in the Borrowers or the Authorized Restricted Subsidiaries) if a Default exists or would result therefrom. For greater certainty, Cash Equivalent Investments and investments of funds held for clients in Marketable Securities shall not constitute Investments for the purposes of this Section 15.5.

15.6	Distribution

The Cdn Borrower will not declare, set apart for payment or make any Distribution to any shareholder, Affiliate or holder of any option, warrant or right to purchase or acquire shares of its Capital Stock where any Default shall exist or would result from such Distribution.

15.7	Sale of Assets

No Restricted Credit Party will make any Asset Disposition, except for:

15.7.1	transactions made in the ordinary course of the carrying on its day to day business for cash or Cash Equivalent Investments;

15.7.2	Sale-Leaseback Transactions, Capital Leases and similar transactions not in excess of the amount permitted under clause 8 of the definition of Permitted Liens found in Schedule “B”;

15.7.3	Asset Dispositions by a Restricted Credit Party to any Borrower or any Authorized Restricted Subsidiary;

15.7.4

Asset Dispositions of assets acquired in a Permitted Acquisition to the extent that such assets are disposed of (i) immediately prior, concurrently with or immediately after such Permitted Acquisition, or (ii) within 12 months following such Permitted Acquisition in the case of any such assets which either do not form part of the Core Business or are otherwise identified and disclosed in writing to the Administrative Agent by the relevant Restricted Credit Party at the time of such Permitted Acquisition as being non-strategic,

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in all cases, for cash or any other consideration payable in full upon completion of such disposition and which represents the fair market value thereof;

15.7.5	Asset Dispositions for fair market value to the extent that the Net Proceeds of such transaction are applied as follows:

(i)	for Asset Dispositions in any period of 12 consecutive months, having an aggregate book value or fair market value, whichever is greater, that does not exceed 10% of the Tangible Net Assets of the Cdn Borrower, as determined in the last quarterly or annual Financial Statements, whichever were most recently submitted, the Restricted Credit Parties may apply the Net Proceeds thereof at their discretion;

(ii)	for Asset Dispositions in any period of 12 consecutive months, having an aggregate book value or fair market value, whichever is greater, that exceeds 10% but does not exceed 20% of the Tangible Net Assets of the Cdn Borrower, as determined in the last quarterly or annual Financial Statements, whichever were most recently submitted, the Borrowers shall apply the Net Proceeds thereof, at the Borrowers’ election, to either or both of (A) within 12 months following such transaction, the purchase, acquisition or construction of assets (including Capital Stock) which are to be used in the Core Business of the Restricted Credit Parties or (B) not later than five (5) Business Days after the expiration of the 12-month period referred to in (A), the repayment or prepayment of Senior Indebtedness on a Pro Rata Basis in an amount equal to the Net Proceeds which at that time have not been used or applied to purchase, acquire or construct assets (including Capital Stock) as contemplated in clause (ii)(A) above;

(iii)	for Asset Dispositions in any period of 12 consecutive months, having an aggregate book value or fair market value, whichever is greater, that exceeds 20% of the Tangible Net Assets of the Cdn Borrower, as determined in the last quarterly or annual Financial Statements, whichever were most recently submitted, the Borrowers shall apply the Net Proceeds thereof which at that time have not been used or applied to purchase, acquire or construct assets (including Capital Stock) as contemplated in clause (ii)(A) above, not later than five (5) Business Days after such transaction, to the repayment or prepayment of Senior Indebtedness on a Pro Rata Basis, provided that concurrently with any such transaction, the Cdn Borrower shall have furnished to the Administrative Agent a Disposition Certificate;

15.7.6	the sale of accounts receivable in connection with a Securitization Program, in an aggregate amount (when added to the amount of any then-existing Securitization Program) that does not exceed, at any time, 60% of the Total Accounts Receivable of the Cdn Borrower, as determined in the last quarterly or annual Financial Statements, whichever were most recently submitted.

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15.8	Change of Year-End

The Cdn Borrower will not change its fiscal year-end or the end of any of its fiscal quarters except if required by GAAP and provided that the Administrative Agent, acting upon the instruction of the Majority Lenders, will act reasonably and in good faith in addressing any request from the Cdn Borrower to make any such change. On the date of this Agreement, the fiscal year-end of the Cdn Borrower is September 30.

15.9	Change in Business

No Restricted Credit Party will effect any material change in the nature of its business as described in Section 12.27.

15.10	Ownership of Shares and Subsidiaries

No Restricted Credit Party will permit the US Borrower or any Restricted Subsidiary to cease to be wholly-owned, directly or indirectly, by the Cdn Borrower, save and except (i) pursuant to an Asset Disposition permitted hereunder and then, only if all the Capital Stock of such Restricted Subsidiary is sold, and (ii) for any Pledged Restricted Subsidiary.

15.11	Accounting Treatment and Reporting Practices

No Restricted Credit Party will make any material changes in its accounting or reporting or financial reporting practices, except as required or preferred by GAAP, in which case such changes shall be promptly disclosed to the Administrative Agent.

15.12	Terrorism Sanctions Regulations

The Borrowers will not, nor will they permit any of their respective Affiliates to, become a Blocked Person or have any investments in, or finance or engage in any dealings or transactions with, any Blocked Person where such investments, dealings or transactions could reasonably be expected to result in any Lender being in violation of the laws and regulations referenced in Section 12.28.1, Section 12.25.4, Section 1 of the Anti-Terrorism Order or CISADA (as the same may be amended from time to time, or any successor or supplemental laws or regulations of similar substance).

ARTICLE 16

EVENTS OF DEFAULT

The occurrence of any one or more of the following events shall constitute an Event of Default (each such event being herein referred to as an “Event of Default”):

16.1	Non-Payment

Any Borrower fails to pay, when due, any amount of principal owed by it and outstanding hereunder or fails to pay interest or any other amount outstanding hereunder or under any other Operative Document within three (3) Business Days of the due date thereof.

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16.2	Misrepresentation

Any representation or warranty made or deemed made by any Restricted Credit Party hereunder or in any other Operative Document is found to have been, when made or deemed made, either incorrect or substantially inaccurate with respect to a material aspect.

16.3	Ratio

The Cdn Borrower fails to maintain any Ratio in accordance with Section 14.1.

16.4	Negative Covenants

Any Restricted Credit Party fails to comply with the provisions of Article 15.

16.5	Breach of Other Covenants

Any Restricted Credit Party fails to perform or comply with any provision or obligation (other than those specifically referred to in the other Sections of this Article) contained in any Operative Document to which it is a party and such failure continues unremedied for a period of 30 days following the issuance to the Borrowers by the Administrative Agent of notice thereof.

16.6	Cross-Default

Any Restricted Credit Party defaults under any one or more agreements, documents or instruments relating to any Debt (other than any Debt due to the Lenders hereunder), the amount of which singly, exceeds Cdn$50,000,000 or, when aggregated with all such Debt in default by the Restricted Credit Parties, exceeds Cdn$50,000,000, provided that, if any legal or collection proceedings are commenced against any Restricted Credit Party, such Restricted Credit Party shall have the right to contest same in good faith and no Event of Default shall ensue provided that the Majority Lenders, once notified by the Borrowers through the Administrative Agent, are absolutely satisfied, in their complete discretion, that the repayment of the Loans and the ability of the Borrowers to service their Debt shall not be compromised.

16.7	Insolvency

An Insolvency Event shall have occurred with respect to any Restricted Credit Party.

16.8	Unsatisfied Awards

One or more Awards are rendered by a competent tribunal against any of the Restricted Credit Parties in an aggregate amount in excess of Cdn$25,000,000 (net of applicable insurance coverage pursuant to which liability is acknowledged in writing by the insurer, with a copy promptly provided to the Administrative Agent) and remains unsatisfied until the earlier of (a) 30 days following the date of such Award, or (b) the fifth (5th) Business Day before the date on which such Award becomes executory, or such longer period as may be agreed to by the Majority Lenders, in their absolute discretion; provided that the Lenders will permit any such Restricted Credit Party to contest such Award for the period necessary to conclude such contestation if at all times during such period: (x) such Restricted Credit Party appeals such Award and enforcement proceedings are suspended as a result of such appeal, (y) the amount of

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any such Award, when added to the Cdn Borrower’s consolidated Debt as if the amount of such Award were Debt hereunder, would not cause the Cdn Borrower to breach any Ratio, and (z) the Restricted Credit Parties have the cash on hand or sufficient availability under the Facilities to pay the amount of such Award.

16.9	Enforcement Proceedings

Property of any of the Restricted Credit Party having a total value (calculated at the greater of book value and fair market value) of more than Cdn$10,000,000 is the object of a seizure or of a taking of possession or other legal proceeding by a creditor, provided that if such legal proceedings are commenced, any such Restricted Credit Party shall have the right to contest same in good faith and no Event of Default shall ensue provided that the Majority Lenders, once notified by the Borrowers through the Administrative Agent, are absolutely satisfied, in their complete discretion, that the repayment of the Loans and the ability of the Borrowers to service their Debt will not be compromised.

16.10	Enforceability of Operative Documents

If a court of competent jurisdiction shall render a judgment or order, or any Law, ordinance, decree or regulation shall be enacted, the effect of which is to render any material provision of any Operative Document invalid, not binding or unenforceable or if any Operative Document shall cease to be in full force and effect and valid and enforceable, provided that if such matter is (in the opinion of the Administrative Agent) capable of being remedied, the Restricted Credit Parties shall have failed, within 20 days thereafter to furnish or cause to be furnished to the Administrative Agent on behalf of the Lenders replacement documents adequately remedying the aforementioned effect, in the opinion of the Administrative Agent.

16.11	Material Adverse Change

In the opinion of the Lenders, acting in good faith, there occurs a change which has had or could reasonably be expected to have a Material Adverse Effect and the situation has not been remedied within ten (10) Business Days following the issuance to the Borrowers by the Administrative Agent of notice thereof.

16.12	Termination of Guarantees

Any Guarantee or any Pledge to be provided by any of the Restricted Credit Parties pursuant to the terms of this Agreement is or purports to be terminated by notice given under Article 2362 of the Civil Code of Québec or other Applicable Law, unless such termination is effected in the context of replacing a Restricted Subsidiary with another in accordance with the relevant provisions of this Agreement or, if despite such termination, no Default occurs under Section 14.2.

16.13	Change of Control

A Change of Control occurs.

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16.14	Impermissible Qualification

The auditors of the Cdn Borrower qualify their opinion on the Financial Statements or in any notes to such Financial Statements in any material adverse respect.

16.15	ERISA Event

An ERISA Event shall have occurred that, in the opinion of the Majority Lenders, when taken together with all other ERISA Events that have occurred, could reasonably be expected to result in liability of the Restricted Credit Parties in an aggregate amount exceeding (i) US$10,000,000 in any year, or (ii) US$30,000,000 for all periods.

ARTICLE 17

REMEDIES

17.1	Termination and Acceleration

If an Event of Default shall have occurred and be continuing, the Administrative Agent may do any one or more of the following:

17.1.1	declare the whole or any item or part of the Facilities and the Commitments made hereunder to be cancelled, terminated or reduced, whereupon the Lenders shall not be required to make any further Advance hereunder in respect of such portion of the Facilities and Commitments so cancelled, terminated or reduced;

17.1.2	accelerate the maturity of all or any item or part of the Loans and declare them to be immediately due and payable, whereupon they shall be so accelerated and become so due and payable;

17.1.3	demand that the Cdn Borrower prepay the BA Liabilities then outstanding, whereupon the Cdn Borrower shall be obliged to prepay to the Administrative Agent the face amount of all outstanding BAs issued for its account notwithstanding that the holders of the outstanding BAs shall not have demanded payment or shall not then be entitled to do so;

17.1.4	demand that the Cdn Borrower prepay the Cdn Revolving LC Liabilities then outstanding whereupon the Cdn Borrower shall be obliged to prepay to the Administrative Agent the aggregate maximum liability of the Cdn LC Issuing Lender under the LCs issued under the Cdn Revolving Facility and then outstanding notwithstanding that the beneficiaries of such outstanding LCs shall not have demanded payment in whole or in part, or shall have demanded payment in part only or shall not then be entitled to do so;

17.1.5

demand that the US Borrower prepay the US Revolving LC Liabilities then outstanding whereupon the US Borrower shall be obliged to prepay to the Administrative Agent the aggregate maximum liability of the US LC Issuing Lender under the LCs issued under the US Revolving Facility and then

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outstanding notwithstanding that the beneficiaries of such outstanding LCs shall not have demanded payment in whole or in part, or shall have demanded payment in part only or shall not then be entitled to do so;

17.1.6	demand payment under any Guarantee comprised in the Operative Documents;

17.1.7	suspend any rights of any Restricted Credit Party under any Operative Document, whereupon such rights shall be so suspended; and

17.1.8	take any other action, commence any other suit, action or proceeding or exercise such other rights as may be permitted by Applicable Law (whether or not provided for in any Operative Document) at such times and in such manner as the Administrative Agent may consider expedient, all without any additional notice, demand, presentment for payment, protest, noting of protest, dishonour, notice of dishonour or any other action being required other than those required by Law. If an Event of Default referred to in Section 16.7 occurs, the Facilities and the Commitments made thereunder shall immediately and automatically be terminated and cancelled and the Loans shall be accelerated and become immediately and automatically due and payable (including any obligations under LC Liabilities, notwithstanding that the beneficiaries of such outstanding LCs shall not have demanded payment in whole or in part or shall have demanded payment in part only or shall not then be entitled to do so) without any action on the part of the Administrative Agent or any other Finance Party or any other Person being required.

17.2	Distribution of Proceeds of Realization

Any Proceeds of Realization received by any one of the Finance Parties, shall be applied as follows:

17.2.1	firstly, to pay all fees due to and costs incurred by the Administrative Agent up to and including the day a payment is made to or Proceeds of Realization are retained by the Finance Parties under subsection 17.2.3;

17.2.2	secondly, to pay all Realization Costs incurred and paid by any one of the Finance Parties up to and including the day a payment is made to or Proceeds of Realization are retained by the Finance Parties under subsection 17.2.3;

17.2.3	thirdly, to pay to the Finance Parties (including Affiliates thereof parties to ISDA Contracts) the Obligations outstanding on the date any payment is made under this subsection 17.2.3; and

17.2.4	fourthly, to pay any surplus to or to the order of any Person, including the Borrowers which under Applicable Law may be entitled to receive same.

17.3	Pro Rata Sharing of Realization Costs

Until such time as the Realization Costs are paid in the manner contemplated in subsection 17.2.2, all Realization Costs incurred and paid by any one of the Finance Parties shall be shared by the Finance Parties on the basis of their respective Rateable Share.

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17.4	Indemnities and Payments

Nothing herein contained shall be construed or interpreted as in any way obliging the Finance Parties to make any payment as provided for in this Agreement unless they or it are firstly supplied with such indemnifications as the Majority Lenders may consider to be necessary or desirable to protect and save the Finance Parties harmless from any liability or penalty for which any one thereof may become liable under any applicable Law as a result of making such payment.

17.5	Compensation and Set-Off

17.5.1	In addition to any rights now or hereafter granted under applicable Law and not by way of limitation of any such rights, upon the occurrence of an Event of Default, each Finance Party is hereby authorized by each of the Borrowers, at any time and from time to time, without notice to any of the Borrowers or to any other Person, any such notice being hereby expressly waived, to effect compensation, to set off and to appropriate and to apply any and all deposits (general or special, time or demand, including Indebtedness evidenced by certificates of deposit, in each case whether matured or unmatured), and any other Indebtedness at any time held or owing by such Finance Party to or for the credit or the account of a Borrower against and on account of the obligations and liabilities of any Borrower to such Finance Party under the Operative Documents, irrespective of whether or not the Agent shall have made any demand hereunder or shall have declared the Loans to be due and payable as permitted hereunder and although said obligations and liabilities, or any of them, shall be contingent or unmatured.

17.5.2	For the purposes of the application of this Section 17.5, each of the Borrowers and the Finance Parties agree that the benefit of any term applicable to any Finance Party’s deposit or other Indebtedness referred to in this Section 17.5 shall be lost immediately before the time when such Finance Party shall exercise its rights under this Section 17.5 in respect of such deposit or Indebtedness of such Finance Party.

17.5.3	Furthermore, in the exercise of its rights under this Section 17.5, where any Indebtedness of any Finance Party to a Borrower is not outstanding in the same currency as the Indebtedness of such or any other Borrower against which such Finance Party desires to exercise its rights under this Section 17.5, then such Finance Party may effect all currency conversions with respect to any such liability as it considers appropriate in accordance with its normal practices by using its own rate of exchange in effect on the Business Day preceding that on which it exercised its rights under this Section.

17.6	Recovery for the Finance Parties

Each Finance Party agrees that if it shall exercise any right under Section 17.5 or any other right of counterclaim, compensation, set-off, banker’s lien, realization of security, or similar right with respect to property of a Borrower or if, under any applicable bankruptcy, insolvency or other

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similar Law, it receives a secured claim the security for which is a debt owed by it to a Borrower, the amount thereof shall constitute Proceeds of Realization under Section 17.2 and shall be dealt with in the same manner as therein provided as if a realization had occurred. All amounts thus recovered by any Finance Party shall promptly be delivered to the Administrative Agent for distribution. The provisions of this Section 17.6 shall not apply to the exercise of any such right of counterclaim, compensation, set-off, banker’s lien, realization of security or similar right with respect to property of a Borrower in favour of such Lender as regards any Indebtedness of such Borrower to such Lender, as the case may be, which would not constitute a part of the Obligations or the Loan of such Lender, as the case may be, or which was not created in furtherance of the Commitments of such Lender, as the case may be.

17.7	Notices

Save as otherwise expressly provided for herein, no notice or mise en demeure of any kind shall be required to be given to the Borrowers by the Administrative Agent or the other Finance Parties for the purpose of putting the Borrowers in default, the Borrowers being in default by the mere lapse of time allowed for the performance of an obligation or by the mere occurrence of any event constituting an Event of Default.

17.8	Dealings with the Borrowers

The Administrative Agent may grant extensions of time and other indulgences, take and give up securities, accept compositions, grant releases and discharges and otherwise deal with the Borrowers as the Required Lenders may see fit, without prejudice to the liability of the Borrowers or to the Finance Parties’ rights in respect of the security conferred upon them pursuant to the terms of the Operative Documents.

17.9	No Deemed Payment

Where any Finance Party, whether under the provisions of the Operative Documents or otherwise, receives or recovers from a Borrower an amount ultimately payable to it under the provisions of the Operative Documents, but as a consequence of the provisions of Sectio n 9.6 or 17.6 does not retain the totality of such amount, as between such Borrower, on the one hand, and that Finance Party, on the other hand, that excess amount not retained by such Finance Party shall be treated as not having been paid to such Finance Party for the purposes of this Agreement.

17.10	ISDA Contracts

In the event the Administrative Agent exercises any one of the rights referred to in Section 17.1, any Finance Party having entered into or whose Affiliate has entered into an ISDA Contract with any Restricted Credit Party shall have the right to claim from that Restricted Credit Party all amounts due under such ISDA Contract as a consequence of the exercise by such Finance Party or such Affiliate of its right to terminate such agreement under the terms thereof.

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17.11	Finance Parties to Exercise Rights through Administrative Agent

Subject only to the extent that under the provisions of Article 18 and Article 19 a single Finance Party is affected and subject to the provisions of Sections 17.5 and 17.10, the Finance Parties shall only exercise their Rights, Remedies and/or Recourses with respect to the Operative Documents through the Administrative Agent.

ARTICLE 18

TAXES AND OTHER CHARGES

18.1	Payments without Deductions

18.1.1	The Borrowers solidarily agree to pay the Loans of each Finance Party in principal, interest, fees and accessories, free and clear of and without deduction or withholding for (i) any and all present and future Taxes (but excluding, however, withholding taxes imposed under FATCA as well as Taxes imposed upon such Finance Party (any such Finance Party shall be referred to herein as a “Taxed Party”) by the jurisdiction and political subdivision in which it or its relevant lending office may be located or under the Laws of which it may have been constituted) that may be imposed from time to time by any jurisdiction (including any jurisdiction from which payment is made) in connection with any amount required to be paid to such Finance Party pursuant to this Agreement or by any jurisdiction with respect to the preparation, execution, delivery, registration, performance, amendment or enforcement of this Agreement (all of the foregoing, other than the excluded items shall be collectively referred to herein as the “Local Taxes”), and (ii) any and all present and future Taxes that may be imposed from time to time by any jurisdiction with respect to the payment by the Borrowers of or the reimbursement by the Borrowers for any Local Taxes (all of the foregoing listed in clauses (i) and (ii) other than the excluded items shall be collectively referred to herein as the “Indemnified Taxes”). In the event that any Taxed Party shall have paid any Indemnified Taxes, which under the terms of this Section 18.1, the Borrowers are obliged to pay, the Borrowers solidarily covenant and agree to reimburse, upon demand, such Taxed Party on an after-tax-basis as contemplated in Section 18.2 for the amount of any such Indemnified Taxes so paid by the latter, with interest on such amount as contemplated in this Agreement, and any such reimbursement paid by the Borrowers shall benefit from and be subject to the provisions of this Section 18.1 and Section 18.2.

18.1.2

If a payment made to a Finance Party under this Agreement would be subject to U.S. federal withholding Tax imposed by FATCA if such Finance Party were to fail to comply with the applicable reporting requirements of FATCA (including those contained in Section 1471(b) or 1472(b) of the Code, as applicable), such Finance Party shall deliver to the applicable withholding agent, at the time or times prescribed by law and at such time or times reasonably requested by such withholding agent, such documentation

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prescribed by applicable law (including as prescribed by Section 1471(b)(3)(C)(i) of the Code) and such additional documentation reasonably requested by the withholding agent as may be necessary for the withholding agent to comply with its obligations under FATCA, to determine that such Finance Party has or has not complied with such Finance Party’s obligations under FATCA or to determine the amount to deduct and withhold from such payment. Solely for purposes of this subsection 18.1.2, “FATCA” shall include any amendments made to FATCA after the date of this Agreement.

18.2	Payments of Additional Amounts

If any Borrower is at any time (x) required by Law to make any deduction or withholding in respect of any Indemnified Taxes from any amount payable under this Agreement or (y) prevented by operation of Law from paying, causing to be paid or reimbursing the payment of any Indemnified Taxes or (z) required to reimburse a Taxed Party for any Indemnified Taxes paid by the latter but which, under the terms hereof, such Borrower is obliged to pay, the Borrowers solidarily covenant and agree to pay such additional amounts as may be necessary in order that the net amounts retained by any Taxed Party, after any deduction or withholding, after the deduction of any such Indemnified Taxes not paid, caused to be paid or reimbursed by such Borrower, after the payment of such Indemnified Taxes by the Taxed Party and after any Taxes imposed on or measured by the net income, profit or capital of the Taxed Party as a result of its receipt of additional amounts hereunder, shall equal the net after-tax amounts which would have been retained by such Taxed Party if any deduction or withholding had not been made, if such Indemnified Taxes had been paid, caused to be paid or reimbursed by such Borrower, if such Indemnified Taxes had not been paid by the Taxed Party and if no additional amounts had been paid hereunder. Such additional amounts shall be paid (i) in the case of amounts payable as a result of a deduction or withholding from an amount payable under this Agreement, on the date the latter amount is payable, (ii) in the case of amounts payable as a result of the failure by a Borrower to pay or reimburse such Indemnified Taxes, on the earlier of the date on which such Indemnified Taxes are due and the fifth day following the receipt by such Borrower of a notice from the Taxed Party that such Indemnified Taxes have been paid by such Taxed Party,(iii) in the case of Indemnified Taxes paid by a Taxed Party and that a Borrower is obliged to pay, on demand from the Taxed Party and (iv) in the case of amounts payable as a result of Taxes imposed on or measured by the net income, profit or capital of any Taxed Party as a result of its receipt of additional amounts hereunder, on the fifth day following the receipt by the Borrowers of a request therefor by such Taxed Party. Upon request from a Borrower, the Taxed Party claiming payment of Indemnified Taxes under the provisions of this Section shall provide such Borrower with such information and documentation as such Borrower may reasonably request.

18.3	Increase in Interest Rates

If a Borrower is prevented by operation of Law from paying or causing to be paid any amount required to be paid by Section 18.2, the Borrowers solidarily covenant and agree to pay as additional interest payable under this Agreement an amount equal to such required amount, on the applicable Interest Payment Date if such amount is in respect of interest or, if otherwise, on the next succeeding Interest Payment Date, it being expressly understood and agreed that any such additional interest payment shall be paid on an after-tax-basis as contemplated in Section 18.2 and shall be subject to the provisions of Sections 18.1 and 18.2. The Borrowers, at the

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request of any Taxed Party, shall sign such documents, deeds and instruments and shall do all such things as such Taxed Party shall reasonably consider useful or necessary to give full force and effect to such increase in the rate of interest.

18.4	Remittances by Taxed Party

With respect to any of such Indemnified Taxes, the relevant Borrower shall make any required payment thereof within the time allowed under applicable Law and, within 15 days thereafter, shall furnish to the Administrative Agent and any Taxed Party evidence of such payment together with such certificates, receipts and other documents as may be available to establish any Tax credit to which such Taxed Party may be entitled. If such Taxed Party shall determine in its sole discretion that it has irrevocably obtained a credit or similar Tax benefit with respect to Income Taxes imposed by a jurisdiction in which it or its relevant lending office may be located or under the Laws of which it has been constituted, on the basis of the payment of such Taxes by such Borrower, such Taxed Party shall remit to such Borrower promptly an amount equal to the amount of such credit or benefit as is, in its discretion, exercised in good faith, equitably allocable to such payment by such Borrower having taken into account all its dealings giving rise to similar credits or benefits in relation to the same Tax period. If such Taxed Party shall determine subsequently that, for any reason, the amount of such credit or benefit has directly or indirectly been reduced, the Borrowers solidarily covenant and agree to pay, upon the request of such Taxed Party accompanied by evidence of such reduction, to such Taxed Party an amount equal to the amount of such reduction. All determinations and computations required or permitted by this Section shall be made, and all assumptions, methods of allocation and other principles necessary for or related to such determinations and computations shall be made or selected, by such Taxed Party in its sole discretion (exercised in good faith) and shall constitute, in the absence of manifest error, prima facie evidence of the amounts or matters so determined or computed.

18.5	U.S. Tax Forms and Certificates

Each US Lender that is not a “United States person” within the meaning of Section 7701(a)(30) of the Code (a “Non-US Lender”), on or prior to the date of its execution and delivery of this Agreement in the case of each such US Lender listed on the signature pages hereof and on or prior to the date on which it becomes a US Lender in the case of each such other US Lender, and thereafter as reasonably requested from time to time by the US Borrower or the Administrative Agent, shall provide the US Borrower and the Administrative Agent with duly completed copies of whichever of the following forms and certificates (as applicable) that such US Lender is legally able to deliver: (i) Internal Revenue Service Form W-8BEN, certifying that such Non-US Lender is entitled to benefits under an income tax treaty to which the United States is a party that reduces to zero the rate of withholding of US federal income tax on payments of interest; (ii) Internal Revenue Service Form W-8ECI; (iii) in the case of a Non-US Lender claiming the benefits of the exemption for portfolio interest under Section 881(c) of the Code, (y) Internal Revenue Service Form W-8BEN and (z) a certificate to the effect that such Non-US Lender is not (A) a “bank” within the meaning of Section 881(c)(3)(A) of the Code, (B) a “10 percent shareholder” of the US Borrower within the meaning of Section 881(c)(3)(B) of the Code, or (C) a “controlled foreign corporation” described in Section 881(c)(3)(C) of the Code; or (iv) any other form or certificate required under the Code or the Treasury Regulations certifying that such Non-US Lender or each of its beneficial owners is entitled to a complete exemption from US

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federal income tax on payments of interest pursuant to this Agreement or any other Senior Finance Document.

18.6	Failure to Provide Tax Forms and Certificates

For any period with respect to which a US Lender that is a Non-US Lender has failed to provide the US Borrower and the relevant Administrative Agent with the appropriate form and/or certificate pursuant to Section 18.5 (unless such failure is due to a Change in Law or an income tax treaty to which the United States is a party that occurred subsequent to the date on which a form and/or certificate originally was required to be provided by such US Lender), and notwithstanding anything in this Article 18 to the contrary such US Lender shall not be entitled to receive any additional amounts or indemnification under Article 18 with respect to withholding of United States federal income tax on interest payments made with respect to such period on its US Revolving Loans; provided, however, that should a US Lender, which is otherwise exempt from or subject to a reduced rate of withholding of United States federal income tax, become subject to such Taxes because of its failure to deliver a form required to be delivered hereunder, the US Borrower shall take such steps as such Non-US Lender shall reasonably request to assist such Non-US Lender to recover such Taxes; provided that any such steps shall not subject the US Borrower to any unreimbursed cost or expense and would not otherwise be disadvantageous to such Borrower in any material respect.

18.7	Obligations in Respect of Non-US Lenders

Notwithstanding anything in this Article 18 to the contrary, the US Borrower shall not be required to indemnify or pay any additional amounts pursuant to Article 18 to any US Lender that is a Non-US Lender in respect of withholding of United States federal income tax on interest payments on its US Revolving Loans to the extent that the obligation to withhold United States federal income tax on interest payments on its US Revolving Loans existed on the date such US Revolving Lender became a party to this Agreement; provided, however, that this Section 18.7 shall not apply to any Assignee under any Assignment made pursuant to a request by the US Borrower.

18.8	Mitigation

If any Borrower is required to pay additional amounts to or for the account of any Lender pursuant to this Article 18, then such Lender shall use reasonable efforts to change the jurisdiction of its applicable lending office so as to eliminate or reduce any such additional payment which may thereafter accrue if such change, in the judgment of such Lender, would not subject such Lender to any unreimbursed cost or expense and would not otherwise be disadvantageous to such Lender in its sole discretion (exercised in good faith).

18.9	Obligations in Respect of Canadian Withholding Taxes

For any period with respect to which any Cdn Lender has ceased to qualify as a Canadian resident (unless such Cdn Lender, as the case may be, has ceased to qualify as a Canadian resident as a result of a Change in Law), such Cdn Lender shall not be entitled to receive any additional amounts or indemnification under this Article 18 with respect to any Canadian

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withholding tax on interest payments made with respect to such period on its Cdn Revolving Loan.

18.10	Survival of Agreements

The agreements of the Borrowers under this Article 18 shall survive the repayment of the Loans and the cancellation in full of the Facilities.

ARTICLE 19

INDEMNITIES

19.1	Market Disruption

If, on the date of issuance of any BAs or on the date referred to in subsection 5.2.1, the Affected Lenders, or any Affected Lender, as applicable, determine in good faith and acting reasonably (which determination shall be presumptively correct, absent manifest error) that, by reason of circumstances affecting the interbank market or the Canadian money market, as applicable, generally, for any Selected Period,

19.1.1	adequate and fair means do not exist for ascertaining Libor or the Discount Rate; or

19.1.2	deposits in the relevant currencies are not available to such Affected Lender(s) in such markets in the ordinary course of business in sufficient amounts to enable it to make a Libor Loan, to accept Drafts or discount BAs; or

19.1.3	it is impracticable or unfeasible for such Affected Lender(s) to accept or discount BAs or to make or maintain a Libor Loan (whether, in the case of BAs, because there is no market for BAs or because the demand for BAs is insufficient to allow the sale or trading of BAs accepted or to be accepted and purchased hereunder); or

19.1.4	Libor or the Discount Rate is less than the actual cost of making or maintaining a BA or a Libor Loan;

then the Affected Lender(s) shall promptly give notice of this situation to the Administrative Agent and the Administrative Agent shall forthwith remit such notice to the Borrowers. Notwithstanding the foregoing, any Affected Lender specified under clause (iii) of the definition of “Affected Lenders” herein shall (as a condition to claiming Affected Lender status under such clause) provide the Cdn Borrower with a certificate setting forth all relevant information supporting any such determination and, in the absence of demonstrated error, such certificate shall constitute prima facie evidence of the subject matter thereof.

19.2	Suspension of Rights to Convert

If notice has been given by the Administrative Agent pursuant to Section 19.1:

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19.2.1	the Libor Loans or any part thereof, as the case may be, shall not be made, the Drafts shall not be accepted or the BAs shall not be discounted (whether pursuant to an Advance, a conversion or a rollover) by the Affected Lenders and the Borrowers’ right to elect that Advances be made or once made be converted into or continued as BAs or Libor Loans by any Affected Lender shall be suspended until such time as the Administrative Agent shall notify the Borrowers that the circumstances having given rise to such suspension no longer exist, and any Draw Requests or Conversion Requests requesting (i) a BA shall be deemed to be Draw Requests or Conversion Requests requesting a Cdn Revolving Prime Rate Loan, and (ii) a Libor Loan shall be deemed to be Draw Requests or Conversion Requests requesting, in the case of the Cdn Borrower, a US Base Rate Loan, and in the case of the US Borrower, a US Prime Rate Loan;

19.2.2	each Affected Lender, over the course of the next twenty (20) Business Days following the issuance of the notice by the Administrative Agent under Section 19.1, shall negotiate in good faith with the Borrowers and deliver to the Borrowers in writing the terms of a substitute basis for the continuation of the BA Liability or Libor Loan of such Affected Lender or any part thereof, as the case may be, which is, financially, the substantial equivalent to such Affected Lender of the terms provided herein. The terms of the Substitute Basis for the BA Liability or Libor Loan of such Affected Lender or any part thereof, as the case may be, if they are accepted by the Borrowers, shall be effective from any such acceptance and the provisions of this Agreement respecting such BA Liability or Libor Loan as the case may be, ipso facto, shall be amended to accord with the terms of the Substitute Basis for such Affected Lender. The Borrowers shall sign such documents, deeds and instruments, and shall do all such things as the Affected Lenders shall reasonably consider useful or necessary to give effect to the Substitute Basis. If by the expiry of the said twenty (20) Business Days no agreement has been reached with respect to the Substitute Basis, the Borrower shall have the rights set forth in Section 19.8.

19.3	Change in Law

If any Finance Party determines (which determination shall be evidenced by a certificate submitted to the Borrowers and the Administrative Agent by such Finance Party and, in the absence of demonstrable error, such certificate shall constitute prima facie evidence of the subject matter thereof among the parties hereto) that:

19.3.1

a Change in Law has made or shall make it unlawful or contrary to any Applicable Law for such Finance Party to maintain or give effect to all or any part of its obligations as contemplated by this Agreement and the other Operative Documents, or to make or maintain all or any part of the BA Liabilities or the Libor Loan hereunder of such Finance Party, then the obligations of such Finance Party to maintain or give effect to such part of such obligations, or to make or maintain such part of such BA Liabilities or such Libor Loan shall terminate and, subject to the provisions of any such Applicable Law and those of Sections 19.5 and 19.6 with respect to losses and

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expenses, the Borrowers may convert such BA Liabilities or such Libor Loan or any part thereof or alternatively may repay in full any such or other affected Loan or liability to such Finance Party, together, in each case, with all interest accrued thereon, which conversion or repayment shall be made, with respect to each relevant Selected Amount, at the expiry of its Selected Period, or if in the judgment of such Finance Party immediate conversion or repayment is required, immediately upon demand of such Finance Party; or

19.3.2	a Change in Law has:

19.3.2.1	imposed, modified, or deemed applicable any loan ceiling against such Finance Party or imposed, modified or deemed applicable any special Tax (other than a Tax on the overall net income of such Finance Party) deposit insurance, reserve, deposit or similar requirement with respect to assets held by, deposits in or for the account of, the acquisition of funds by, or loans by such Finance Party; or

19.3.2.2	changed the basis of taxation of payments to such Finance Party under this Agreement (other than a change affecting taxation on the overall net income of such Finance Party); or

19.3.2.3	imposed on such Finance Party any other condition (including the amount of capital required or expected to be maintained by such Finance Party as a result of this Agreement or its Commitment, including any additional liquidity requirements imposed by the Bank of International Settlements, the Basel Committee, the Banking Regulations and Supervisory Practices (or any successor or similar authority) or any other financial regulatory authority or otherwise) or monetary restraint with respect to this Agreement, the BA Liabilities, the Libor Loan or any part thereof of such Finance Party or any other Operative Document; and

the result of any of the foregoing is to increase the cost to such Finance Party of making or maintaining its Commitments, BA Liabilities, Libor Loan or LC Liabilities or any part of any one thereof or to reduce any amount receivable by such Finance Party with respect to the BA Liabilities, the Libor Loan or LC Liabilities or any part of any one thereof of such Finance Party by an amount which such Finance Party deems in its sole discretion to be material, then, the Borrowers, within fifteen (15) Business Days of receipt of the certificate referred to above (which certificate shall contain all required computations and reasonable explanations of the amounts required to be paid):

19.3.2.4	shall pay to such Finance Party, such additional amount computed by such Finance Party as will, on an after-tax basis, compensate such Finance Party for such additional cost or reduction in amounts receivable which such Finance Party determines to be attributable to the Borrowers or the Loans made to the Borrowers; and

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19.3.2.5	subject to the provisions of Sections 19.5 and 19.6 with respect to losses and expenses, may (i) convert such Libor Loans or any part thereof into a US Base Rate Loan or may repay it, (ii) convert such Libor Loans or any part thereof into a US Prime Rate Loan or may repay it, and (iii) shall repay in full the BA Liabilities and LC Liabilities together, in each case, with accrued interest thereon.

19.4	Notice of Change in Law

The Administrative Agent shall promptly give notice of receipt by it of any certificate delivered pursuant to the provisions of Section 19.3 to the Borrowers and the Finance Parties.

19.5	Reimbursement of Losses and Expenses

Whenever any Finance Party or the Administrative Agent shall sustain or incur any losses and expenses in connection with:

19.5.1	the failure of a Borrower to borrow pursuant to a Draw Request once delivered (whether by reason of such Borrower’s decision not to proceed, the non-fulfilment of any of the conditions set forth in this Agreement, the existence of a Default on the relevant Drawdown Date or for any other reason); or

19.5.2	the declaration by the Administrative Agent following the occurrence of an Event of Default, that the Loans are immediately due and payable; or

19.5.3	the failure of the Borrowers to pay when due principal, interest, fees or any other amount under this Agreement (whether at maturity, by reason of acceleration or otherwise); or

19.5.4	the conversion or repayment of the whole or any part of the BA Liabilities, the LC Liabilities or the Libor Loans on any day other than a Selected Maturity Date; or

19.5.5	the conversion or repayment of the whole or any part of any affected Loans or liabilities pursuant to Sections 19.1 or 19.3; or

19.5.6	the failure of a Borrower to convert pursuant to a Conversion Request once delivered any part of the Loans into or continue any part thereof as BA Liabilities, LC Liabilities or Libor Loans (whether by reason of such Borrower’s decision not to proceed, the non-fulfilment of any of the conditions set forth in this Agreement, the existence of a Default on the relevant Conversion Date or for any other reason);

(the events contemplated above shall be referred to individually as a “Loss Event” and the funds converted, repaid, not borrowed or not repaid, as the case may be, which are subject to any such Loss Event shall be collectively referred to as the “Affected Funds”);

the Borrowers solidarily agree to pay such Finance Party or the Administrative Agent, upon demand, an amount certified by such Finance Party or the Administrative Agent to be necessary

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to compensate it for all such losses and expenses. The certificate of such Finance Party or the Administrative Agent, as the case may be, shall also specify the computation and reasonable explanations of the amount to be paid. The agreements of the Borrowers under this Section 19.5 shall survive the repayment of the Loans and the termination of the Facilities.

19.6	Amount of Losses with respect to Libor Loans

With respect to the Libor Loans, the losses and expenses referred to in Section 19.5 shall consist of and be limited to, losses and expenses incurred by any Finance Party in connection with the redeployment of the Affected Funds in an amount equal to the premium, if any, that such Finance Party would be required to pay were it to purchase, in the relevant market, prior to its maturity, on the date of such Loss Event, a term deposit instrument in a principal amount equal to the affected Selected Amount and whose maturity is equal to the remaining term of the affected Selected Period and bearing interest at a rate equal to the rate applicable or that would have been applicable under the terms hereof to the Affected Funds on the date of such Loss Event.

19.7	General Indemnity

The Borrowers hereby solidarily indemnify and hold harmless the Indemnified Parties from and against any and all losses and expenses that may be incurred by or asserted or awarded against any Indemnified Party, in each case arising out of or in connection with or relating to any investigation, litigation or proceeding or the preparation of any defense with respect thereto arising out of or in connection with or relating to this Agreement, the other Operative Documents or the transactions contemplated hereby or thereby, or any use made or proposed to be made with the proceeds of the Facilities, whether or not such investigation, litigation or proceeding is brought by the Borrowers or any one thereof, any shareholder or creditor thereof, an Indemnified Party or any other Person, or an Indemnified Party is otherwise a party thereto and whether or not the transactions contemplated hereby are consummated, except to the extent such losses and expenses (i) are found in a final, non-appealable judgment by a court of competent jurisdiction to have resulted from such Indemnified Party’s intentional or gross fault or wilful misconduct, or (ii) result from a claim brought by any Restricted Credit Party against an Indemnified Party for breach in bad faith of such Indemnified Party’s obligations hereunder or under any other Operative Document, if such Restricted Credit Party has obtained a final, non-appealable judgment in its favour on such claim by a court of competent jurisdiction.

19.8	Option to Replace Affected Lenders

19.8.1	If any Lender shall become an Affected Lender then, in each such case, provided no Default has occurred and is continuing, the Borrowers shall have the right, at their sole expense and effort and upon notice to such Affected Lender and the Administrative Agent, to replace such Affected Lender. The Borrowers shall exercise such right within thirty (30) Business Days of such Lender becoming an Affected Lender. The replacement of any Affected Lender shall be made for its entire Loan and Commitments.

19.8.2	Where the Borrowers shall wish to replace any Affected Lender then, provided there does not then exist any Default:

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19.8.2.1	the Borrowers shall initially be required to offer the other Lenders, through the Administrative Agent, to acquire the whole or any portion of the Loan and assume the corresponding portion of the Commitments of the Affected Lender. The other Lenders shall be required to inform the Administrative Agent of their decision within ten (10) Business Days of such offer; and

19.8.2.2	with respect to any portion of the Loan and Commitments of the Affected Lender that the other Lenders have not decided to acquire within the delay stipulated above, the Borrowers may then request that such portion be Assigned to one or more financial institutions, provided that the Administrative Agent and the LC Issuing Lenders consent to each such Assignment, which consent shall not be unreasonably withheld.

19.8.3	Any Assignment under the provisions of this Section 19.8 shall be effected in accordance with the provisions of Section 22.5 provided, however, that the Borrowers shall pay to the Administrative Agent the fee referred to in paragraph 22.5.1.4. The Affected Lender shall cooperate with the Administrative Agent and the Borrowers for the purpose of completing any Assignment requested by the Borrowers under the provisions of this Section 19.8 in a timely manner.

ARTICLE 20

THE AGENTS

20.1	Appointment and Authorization

Each Lender irrevocably appoints and authorizes, and hereby agrees that it will require any Assignee, irrevocably to appoint and authorize each Agent to execute, deliver and take such actions as its agent under each Operative Document to which each Agent is party and to exercise such rights under each such Operative Document as are specifically delegated to each Agent by the terms thereof, together with such rights as are reasonably incidental thereto. The Agents accept such appointment and agree to perform its obligations as Agents under the Operative Documents in accordance with the provisions thereof.

20.2	Declaration of Agency

Each Agent declares that it shall hold the rights granted to it under each Operative Document, for its own benefit and as agent for the rateable benefit of each Lender and each Affiliate thereof party to an ISDA Contract. The rights vested in each Agent by any Operative Document shall be performed by each Agent in accordance with the provisions of this Article.

20.3	Interest Holders

The Agents may treat each Lender as the holder of all of the interests of such Lender in respect of the Facilities until a duly executed and delivered Loan Transfer Agreement in form and

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substance satisfactory to the Administrative Agent, has been delivered to the Administrative Agent and the Administrative Agent has been paid its required processing fee for such Assignment.

20.4	Consultation with Professionals

Each Agent may engage and consult with Lenders’ Counsel, accountants, consultants, financial advisors and other experts and such Agent shall not be liable for any action taken or not taken or suffered by it in good faith and in accordance with the advice and opinion of Lenders’ Counsel or such accountants, consultants, financial advisors or other experts.

20.5	Operative Documents

No Agent shall be under any duty or obligation to examine, enquire into or pass upon the validity, effectiveness or genuineness of any Operative Document or any other agreement, document, instrument or communication furnished pursuant to or in connection with any Operative Document, and the Agents shall be entitled to assume that the same are valid, effective and genuine, have been signed or sent by the proper parties and are what they purport to be.

20.6	Agents and their Subsidiaries and Affiliates

With respect to its Commitments and Loan, each Agent shall have the same rights hereunder as any other Lender and may exercise the same as though it were not an Agent and each Agent and its Subsidiaries and Affiliates may accept deposits from, lend money to and generally engage in any kind of business with any Restricted Credit Party and its Affiliates and Persons doing business with any Restricted Credit Party or any of its Affiliates as if it were not an Agent and without any obligation to account therefor.

20.7	Responsibility of the Agents

The obligations of the Agents to the other Finance Parties under the Operative Documents are only those expressly set forth therein. No Agent shall have any fiduciary obligation to any Finance Party or any Affiliate thereof party to an ISDA Contract. The Agents shall only have those contractual obligations expressly set forth in the Operative Documents. No Agent shall have any duty or obligation to investigate whether any Default has occurred. The Administrative Agent shall be entitled to assume that no Default has occurred and is continuing, unless an officer of the Administrative Agent charged with the administration of this Agreement has actual knowledge or has been notified by a Borrower of such fact or has been notified by the Majority Lenders that they consider that a Default has occurred and is continuing, such notification to specify in detail the nature thereof.

20.8	Action by the Administrative Agent

20.8.1

The Administrative Agent shall be entitled to use its discretion with respect to exercising or refraining from exercising any right which may be vested in it by, and with respect to taking or refraining from taking any action which it may be able to take under or in respect of, any Operative Document, unless the Administrative Agent has been instructed by the Required Lenders to exercise

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such rights or to take or refrain from taking such action; provided, however, that the Administrative Agent shall not exercise any right under Section 17.1 without being instructed to do so by the Required Lenders. The Administrative Agent shall incur no obligation under or in respect of the Operative Documents with respect to anything which it may do or refrain from doing in the reasonable exercise of its judgment or which may seem to it to be necessary or desirable in the circumstances, except for its intentional or gross fault or wilful misconduct.

20.8.2	The Administrative Agent shall in all cases be fully protected in acting or refraining from acting under any Operative Document in accordance with the instructions of the Required Lenders, and any action taken or failure to act pursuant to such instructions shall be binding on all Finance Parties.

20.8.3	Notwithstanding anything else herein contained, the Administrative Agent may refrain from doing anything which would or might in its opinion be contrary to any Applicable Law or which would or might otherwise render it liable to any Person and may do anything which is, in its opinion, necessary to comply with any Applicable Law.

20.8.4	Notwithstanding subsection 20.8.1, the Administrative Agent may refrain from acting in accordance with any instructions of the Required Lenders to begin any litigation, arising out of or in connection with any Operative Document until it has received such security as it may require (whether by way of payment in advance or otherwise) for all losses and expenses which it will or may expend or incur in complying with such instructions.

20.9	Notice of Events of Default

20.9.1	In the event that an officer of the Administrative Agent charged with the administration of this Agreement is notified of any Default, the Administrative Agent shall promptly notify the Finance Parties, and, subject to Section 20.8, the Administrative Agent shall take such action and assert such rights under the Operative Documents as the Required Lenders shall request in writing, and the Administrative Agent shall not be subject to any liability by reason of its acting pursuant to any such request.

20.9.2	Prior to receiving any instructions from the Required Lenders in respect of such Default, the Administrative Agent may, but shall not be obliged to, take such action or assert such rights (other than those matters requiring unanimous Lender consent) as it deems in its discretion to be advisable for the protection of the Finance Parties, except that, if the Required Lenders have instructed the Administrative Agent not to take such action or assert such rights, in no event shall the Administrative Agent act contrary to those instructions.

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20.10	Responsibility Disclaimed

None of the Agents in its capacity as Agent shall be under any obligation whatsoever:

20.10.1	to any Restricted Credit Party as a consequence of any failure or delay in the performance by, or any breach by, any Finance Party of any of its obligations under any Operative Document;

20.10.2	to any Finance Party or any Affiliate thereof party to an ISDA Contract, as a consequence of any failure or delay in the performance by, or any breach by, any Restricted Credit Party of any of its obligations under any Operative Document; or

20.10.3	to any Finance Party or any Affiliate thereof party to an ISDA Contract, for any statements, representations or warranties in any Operative Document or any other agreement, document or instrument contemplated by any Operative Document or in any other information provided pursuant to any Operative Document or for the validity, effectiveness, enforceability or sufficiency of any Operative Document.

20.11	Indemnification

Each of the Finance Parties severally agrees to indemnify the Administrative Agent (to the extent not reimbursed by the Borrowers on demand) pro rata according to their respective Rateable Share from and against any and all losses and expenses which may be imposed on, incurred by or asserted against the Administrative Agent in any way relating to or arising out of any Operative Document except that no Finance Party shall be liable to the Agent for any portion of such losses and expenses that is found in a final non-appealable judgement of court of competent jurisdiction to have resulted from the intentional or gross fault or wilful misconduct of the Administrative Agent.

20.12	Protection of Employees

Each reference in Sections 20.1, 20.8, 20.9, 20.10, 20.11 and 20.14 to any Agent shall (to the extent the context so admits) be deemed to include such Agent and its directors, officers, employees, agents, solicitors, accountants, consultants, financial advisors, other experts and all other representatives and such Agent shall be constituted as agent and bare trustee of each such Person and shall hold and enforce their rights under said Sections for their respective benefits.

20.13	Credit Decision

Each Finance Party represents and warrants to the Agents that:

20.13.1	in making its decision to enter into this Agreement and to make its Commitments and its Loan, it has independently taken whatever steps it considers necessary to evaluate the financial condition and affairs of each Restricted Credit Party and that it has made an independent credit judgment without reliance upon any information furnished by any Agent; and

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20.13.2	so long as any portion of its Loan remains outstanding it will continue to make its own independent evaluation of the financial condition and affairs of each Restricted Credit Party.

20.14	Replacement Administrative Agent

20.14.1	The Administrative Agent (a “Resigning Agent”) may resign at any time by giving written notice thereof to the other Finance Parties and the Borrowers. Such resignation shall only be effective upon the earlier of (i) the appointment of a replacement agent and its acceptance of such appointment and (ii) the 30th day following such notice. Upon receipt of notice of any such intended resignation, the Majority Lenders shall have the right to appoint a replacement to the Resigning Agent which shall be one of the Lenders which has an office in Montréal, Québec, or Toronto, Ontario, and in the U.S.A. and provided no Default shall have then occurred and be continuing, which shall be acceptable to the Borrowers. If no replacement to the Resigning Agent shall have been so appointed and shall have accepted such appointment within 15 days of receipt of such notice, the Majority Lenders shall, within the following 15 days, appoint a replacement that may, but need not be, a Lender but that shall be, with respect to the Cdn Revolving Facility, a financial institution to which payments are not subject to Part XIII of the Income Tax Act (Canada) and which has a branch in Montréal, Québec or Toronto, Ontario and, with respect to the US Revolving Facility, an office in the U.S.A., and provided no Default shall have then occurred and be continuing, that shall be acceptable to the Borrowers. If the Majority Lenders fail to appoint a replacement to the Resigning Agent within such 15 day period, without limitation of its rights under this Section 20.14, the Resigning Agent may, on behalf of the Lenders, appoint a replacement Administrative Agent which shall be, with respect to the Cdn Revolving Facility, a financial institution to which payments are not subject to Part XIII of the Income Tax Act (Canada) and which has a branch in Montréal, Québec or Toronto, Ontario and, with respect to the US Revolving Facility, an office in the U.S.A. Upon the resignation of a Resigning Agent, the replacement agent shall thereupon succeed to and become vested with all the rights and obligations of the Resigning Agent and the Resigning Agent shall be discharged from its obligations under the Operative Documents. After any Resigning Agent’s resignation hereunder as Administrative Agent the provisions of this Article 20 shall continue in effect for its benefit in respect of any actions taken or omitted to be taken by it while it was acting as Administrative Agent. In the event no replacement Administrative Agent shall have been appointed, the provisions hereof shall continue in full force and effect and each Lender shall be deemed to be its Administrative Agent.

20.14.2

The Administrative Agent may also be removed at any time by the Majority Lenders on the grounds that the Administrative Agent has failed to comply, in all material respects, with its obligations towards any Lender and has not remedied such failure within a reasonable delay following its receipt of a notice from the Majority Lenders describing such failure. The provisions of

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subsection 20.14.1 above will apply mutatis mutandis to an Administrative Agent that is being so removed.

20.15	Delegation

With the prior approval of the Majority Lenders, such approval not to be unreasonably withheld, the Administrative Agent shall have the right to delegate any of its rights, duties or obligations under the Operative Documents to any Lender such terms and conditions as the Administrative Agent may think fit and the Administrative Agent shall not be bound to supervise the proceedings or be in any way responsible for any obligations or losses and expenses incurred by reason of any misconduct or default on the part of any such delegate. Any such Lender to which the Administrative Agent delegates any of its rights, duties or obligations under the Operative Documents shall incur no obligations under or in respect of the Operative Documents with respect to anything which it may do or refrain from doing (within the scope of the rights, duties or obligations so delegated to it) in the reasonable exercise of its judgment or which may seem to it to be necessary or desirable in the circumstances, except for its intentional or gross fault or wilful misconduct.

20.16	Waivers and Amendments

20.16.1	Except as otherwise expressly provided in subsections 10.3.1 and 10.3.2, in respect of the percentage of ownership interest in a Pledged Restricted Subsidiary, or in subsections 20.16.2 and 20.16.3, any term, covenant, agreement, condition or obligation of any Operative Document may be amended with the consent of the Restricted Credit Parties that are party thereto and the Administrative Agent, acting in accordance with the instructions of the Majority Lenders, and such amendment shall be binding upon all the parties hereto or thereto or compliance therewith may be waived (either generally or in a particular instance and either retroactively or prospectively) by the Administrative Agent, acting in accordance with the instructions of the Majority Lenders, and such waiver shall be binding upon all of the Lenders and in any such event the failure to observe, perform or discharge any such term, covenant, agreement, condition or obligation (whether such amendment is executed or such consent or waiver is given before or after such failure) shall not be construed as a breach of such term, covenant, agreement, condition or obligations or an Event of Default.

20.16.2	Without the prior consent of every Lender and the Borrowers, no amendment, waiver or other action of, or in respect of, any Operative Document shall:

20.16.2.1	increase the aggregate amount of any Facility, the amount or term of any of the Commitments or the proportion represented by the Rateable Share of any Lender, except to the extent expressly permitted or required in this Agreement;

20.16.2.2	postpone or defer the time for the payment of the principal of or interest on the Loans or any part thereof, any Stamping Fee, any LC Fee or any other amount payable hereunder;

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20.16.2.3	decrease the rate or amount or change the currency of any principal, interest or fees (including Stamping Fees and LC Fees) payable hereunder or the requirement of pro rata application in accordance with each Lender’s Rateable Share of all amounts received by the Administrative Agent in respect of each Facility;

20.16.2.4	change the definition of “Required Lenders” or “Majority Lenders” or “Supermajority Lenders”;

20.16.2.5	be made in respect of the last paragraph of Section 2.16 or amend this Section 20.16;

20.16.2.6	release or postpone any Guarantee or Pledge of any Restricted Credit Party under any Operative Document except as otherwise expressly permitted or required by the provisions of any Operative Document; and

20.16.2.7	release any Borrower of any of its obligations to become a party to a Guarantee Agreement in respect of all of the Obligations (other than those that are its direct obligations).

20.16.3	No amendment or waiver of any provision of any Operative Document shall affect any of the rights or obligations of the Administrative Agent or the LC Issuing Lenders under any Operative Document without the prior consent of the Administrative Agent or the LC Issuing Lenders, as the case may be.

20.16.4	Nothing contained in this Agreement or the other Operative Documents, including the specific reference to Lenders in certain provisions and to Majority Lenders in other provisions, should be construed or interpreted as in any way limiting or restricting the generality of the provisions of this Section 20.16.

20.17	Articles 2138 to 2148 C.C.Q. Not Applicable

The mandate of the Administrative Agent under this Agreement is not governed by the provisions of Articles 2138 to 2148 of the Civil Code of Québec and the Finance Parties do hereby expressly renounce to the benefit of each and every one of such Articles.

20.18	Rights, Benefits and Recourses Created by the Operative Documents

The parties hereto do hereby expressly acknowledge, declare and agree that the rights, benefits and recourses created and intended to be created at any time and from time to time by any of the Operative Documents in favour of the Administrative Agent or in favour of the Finance Parties, their Affiliates or any one thereof, are created and intended to be created in favour of the Lenders, and in favour of the Administrative Agent as agent for such Person or Persons that now are or may, at any time and from time to time, become Finance Parties or Affiliates thereof, in the same manner and to the same extent as though each such Person was personally an original party to or a Person specifically named as a beneficiary in the said documents. In furtherance of

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the provisions of this Section 20.18, the parties hereto do hereby irrevocably mandate the Administrative Agent, for and on their behalf, to confirm to and confer upon each Person that becomes a Finance Party, the benefits of the Operative Documents and to execute any instrument necessary to evidence same. The acceptance by the Administrative Agent of any Loan Transfer Agreement shall constitute for all purposes of the Operative Documents, the carrying out by the Administrative Agent of the irrevocable mandate given to it under this Section 20.18.

20.19	Certain other Agents

Notwithstanding anything to the contrary herein contained, none of the Persons identified on the facing page or signature page of this Agreement as “Co-Lead Arranger”, “Joint Book Runner” or “Co-Syndication Agent” shall have any right, power, obligation, liability, responsibility or duty under this Agreement or any other Operative Document in its capacity as such. Without limiting the foregoing, no such Person so identified shall have or be deemed to have any mandatory or fiduciary relationship to any Finance Party or any Restricted Credit Party.

20.20	Replacement of Non-Consenting Lenders

If any Lender fails to consent to an amendment or waiver requested under Section 20.16 at a time when the Majority Lenders have approved such amendment or waiver, then the Borrowers shall have the right to replace such non-consenting Lender in the same manner as that set out in Section 19.8 of this Agreement, the provisions of which shall apply mutatis mutandis to any such replacement of such non-consenting Lender.

ARTICLE 21

OPERATION OF ACCOUNTS

21.1	Notice of Advance to the Finance Parties

Upon receipt of any Draw Request, Conversion Request or Repayment Notice, the Administrative Agent shall promptly notify each Finance Party of the receipt of such request or notice and, as the case may be, subject to Section 4.2, of the Rateable Share (pertaining to the relevant Facility) of the requested Advance of such Lender or of the contemplated repayment, as the case may be.

21.2	Interlender Procedure for Making Advances

21.2.1

With respect to any Direct Advance, by no later than 11:00 a.m. (local time in the place of payment) on the requested Borrowing Date, each Lender shall make available to the Administrative Agent its Rateable Share (pertaining to the relevant Facility) of the requested Advance in same-day funds in the appropriate currency by wire-transferring such amount in the Administrative Agent’s Account. To the extent that a Lender is unable to make a Direct Advance in a currency other than in Canadian Dollars or US Dollars, such Lender may cause one of its Affiliates to make available to the Administrative Agent such Rateable Share of such Lender of the requested Advance by wire-transferring the appropriate amount in the appropriate currency in same-day

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funds to the Administrative Agent’s Account provided that such Lender shall at all times be considered to be the Lender for all purposes of the Operative Documents.

21.2.2	With respect to Advances requested by way of BAs, by no later than 11:00 a.m. (local time in the place of payment) on the relevant Issuance Date, subject to the relevant provisions of Article 11 each Lender shall make available to the Administrative Agent the BA Proceeds referred to in Section 4.6 in same-day funds in Canadian Dollars by wire-transferring such amount in the Administrative Agent’s Account.

21.2.3	With respect to Advances requested by way of LCs, the Advance shall be made by the delivery by the appropriate LC Issuing Lender of the requested LCs as contemplated in Section 6.2.

21.3	Deposits By or on Behalf of Lenders to Constitute Advances

With respect to each Borrower’s Account, all deposits and credits made into said accounts under the terms hereof by the Administrative Agent, on behalf of the Lenders, and required to be so deposited or credited pursuant to a Draw Request or Conversion Request, shall constitute Advances by the Lenders under the terms hereof.

21.4	Maintenance of Loan Records by the Administrative Agent

21.4.1	The Administrative Agent will open and maintain on its books, at the Administrative Agent’s Office, a loan record for each Borrower evidencing the aggregate Indebtedness of such Borrower to the Finance Parties hereunder and each constituent part of the Loans. The Administrative Agent shall record therein the amount of each Direct Advance and the issuance of each LC and BA, and shall enter therein each payment of principal and interest on the said loans and all amounts paid by the Borrowers on account of BAs and LC Liabilities and all other amounts paid by the Borrowers and becoming due under this Agreement.

21.4.2	The said loan records shall constitute, in the absence of manifest error, prima facie evidence of the whole and each constituent part of the Loans, the date any Advance is made to a Borrower or any relevant conversion or rollover and the aggregate amounts from time to time paid by a Borrower on account of such Loans, in principal, interest, fees and other amounts due hereunder. Any failure of the Administrative Agent to record a transaction on any loan record in a timely fashion shall not affect or impair the validity of the obligation of such Borrower to repay the Loans owed by it by and when herein provided. The obligation of each Borrower to repay the Loans owed by it shall be evidenced by this Agreement and by the loan records maintained by the Administrative Agent, it being the intent of the parties hereto that, save as otherwise expressly provided in Section 4.11, the obligations of the Borrowers with respect to the Loans are to be evidenced only as stated herein and not by separate promissory notes.

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21.4.3	Upon request of any Borrower or any Finance Party or as regularily as any Borrower or any Finance Party may request from time to time, the Administrative Agent shall notify in writing the Borrowers or such Finance Party, as the case may be, of the entries in such loan records and of the aggregate amounts due by the Borrowers to the Lenders hereunder.

21.5	Authority to Debit and Credit

Each Borrower does hereby expressly and irrevocably authorize the Administrative Agent and each Swingline Lender to effect all necessary debits, deposits, credits and transfers in, from or to any Borrower’s Account or Borrower’s Operating Account, as the case may be, in order to accommodate the Lenders in making Advances and in order to accommodate the Borrowers in making payments to the Finance Parties and the Administrative Agent, the whole under and subject to the provisions of this Agreement.

21.6	Failure by Any Lender to Advance

The failure by any Lender to make an Advance in accordance with its obligations hereunder shall not relieve the other Lenders of their several obligations to make an Advance (in accordance with their respective obligations) equal to their respective Rateable Share (pertaining to the relevant Facility) of the aggregate amount of any Advance requested by any Borrower nor shall any Lender be responsible for the obligations of any other Lender.

21.7	Defaulting Lenders

Notwithstanding any provision of this Agreement to the contrary, if any Lender becomes a Defaulting Lender, then the following provisions shall apply for so long as such Lender is a Defaulting Lender:

21.7.1	fees shall cease to accrue on the Commitment of such Defaulting Lender pursuant to Section 6.3, Section 8.1, or any other provision of any other Operative Documents;

21.7.2	the Commitment and Loan of such Defaulting Lender shall not be included in determining whether the Required Lenders have taken or may take any action hereunder (including any consent to any amendment, waiver or other modification pursuant to Section 20.16); provided, that this subsection 21.7.2 shall not apply to the vote of a Defaulting Lender in the case of an amendment, waiver or other modification requiring the consent of such Lender or each Lender directly affected thereby;

21.7.3	if any LC Liability exists or any Swingline Loan shall be outstanding at the time such Lender becomes a Defaulting Lender then:

21.7.3.1

all or any part of the LC Liability of such Defaulting Lender and all or any part of the Rateable Share of the Refunded Swingline Loans of such Defaulting Lender shall be reallocated among the non-Defaulting Lenders in accordance with their respective Rateable

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Shares but only to the extent that (x) the sum of all non-Defaulting Lenders’ Loans plus such Defaulting Lender’s Rateable Share of the Refunded Swingline Loans plus such Defaulting Lender’s LC Liability does not exceed the total of all non-Defaulting Lenders’ Commitments, (y) such reallocation does not cause the sum of the relevant LC Liability and Loans of such non Defaulting Lender to exceed such non Defaulting Lender’s relevant Commitment, and (z) the conditions set forth in Section 11.2 are satisfied at the time of such reallocation (and, unless the Cdn Borrower shall have otherwise notified the Administrative Agent at such time, the Borrowers shall be deemed to have represented and warranted that such conditions are satisfied at such time);

21.7.3.2	if the reallocation described in paragraph 21.7.3.1 above cannot, or can only partially, be effected, the relevant Borrower shall, within one (1) Business Day following notice by the Administrative Agent, (x) first, prepay such Rateable Share of the Refunded Swingline Loans of such Defaulting Lender and (y) second, repay the relevant Borrower’s obligations corresponding to such Defaulting Lender’s LC Liability (in each case, after giving effect to any partial reallocation pursuant to paragraph 21.7.3.1 above) in accordance with the procedures set forth in Section 9.5 for so long as such LC Liability is outstanding;

21.7.3.3	if the relevant Borrower repays any portion of such Defaulting Lender’s LC Liability pursuant to paragraph 21.7.3.2 above, such Borrower shall not be required to pay any fees under Section 6.3 in respect of such Defaulting Lender’s LC Liability;

21.7.3.4	if the LC Liability of the non-Defaulting Lenders is reallocated pursuant to paragraph 21.7.3.1 above, then the fees payable to the Lenders pursuant to Section 6.3 shall be adjusted in accordance with such non-Defaulting Lenders’ Rateable Share; and

21.7.3.5	if all or any portion of such Defaulting Lender’s LC Liability is neither reallocated nor repaid pursuant to paragraph 21.7.3.1 or 21.7.3.2 above, then, without prejudice to any rights or remedies of the LC Issuing Lenders or any other Lender hereunder, all facility fees that otherwise would have been payable to such Defaulting Lender (solely with respect to the portion of such Defaulting Lender’s Revolving Commitment that was utilized by such LC Liability) and LC Fees payable under Section 6.3 with respect to such Defaulting Lender’s LC Liability shall be payable to the relevant LC Issuing Lender until and to the extent that such LC Liability is reallocated and/or repaid;

21.7.4	for so long as such Lender is a Defaulting Lender, the Swingline Lender shall not be required to fund the Rateable Share of the Refunded Swingline Loans of

CREDIT AGREEMENT – PAGE 100

such Defaulting Lender and the LC Issuing Lenders shall not be required to issue, amend or increase any LC, unless it is satisfied that the related exposure and the Defaulting Lender’s then outstanding LC Liability will be 100% covered by the Revolving Commitments of the non-Defaulting Lenders and/or repaid by the relevant Borrower in accordance with the provisions hereof, and participating interests in any such newly made Swingline Loan or any newly issued or increased LC shall be allocated among non-Defaulting Lenders in a manner consistent with paragraph 21.7.3.1 (and such Defaulting Lender shall not participate therein); and

21.7.5	for so long as such Lender is a Defaulting Lender, any payment of principal, interest, fees or other amounts received by the Administrative Agent for the account of such Defaulting Lender (whether voluntary or mandatory, at maturity, pursuant to Article 9, Article 17 or otherwise, and including any amounts made available to the Administrative Agent by such Defaulting Lender pursuant to Section 9.6 and Section 17.6), shall be applied at such time or times as may be determined by the Administrative Agent as follows:

21.7.5.1	first, to the payment of any amounts owing by such Defaulting Lender to the Administrative Agent hereunder;

21.7.5.2	second, to the payment on a pro rata basis of any amounts owing by such Defaulting Lender to the LC Issuing Lenders and Swingline Lenders hereunder;

21.7.5.3	third, as the Borrowers may request (so long as no Default exists), to the funding of any Loan in respect of which such Defaulting Lender has failed to fund its portion thereof as required by this Agreement, as determined by the Administrative Agent;

21.7.5.4	fourth, if so determined by the Administrative Agent and the Borrowers, to be held in a non-interest bearing deposit account and released in order to satisfy obligations of such Defaulting Lender to fund Loans under this Agreement;

21.7.5.5	fifth, to the payment of any amounts owing to the Lenders or the LC Issuing Lenders as a result of any judgment of a court of competent jurisdiction obtained by any Lender or any LC Issuing Lender against such Defaulting Lender as a result of such Defaulting Lender’s breach of its obligations under this Agreement;

21.7.5.6	sixth, so long as no Default exists, to the payment of any amounts owing to the Borrowers as a result of any judgment of a court of competent jurisdiction obtained by any Borrower against such Defaulting Lender as a result of such Defaulting Lender’s breach of its obligations under this Agreement; and

CREDIT AGREEMENT – PAGE 101

21.7.5.7	seventh, to such Defaulting Lender or as otherwise directed by a court of competent jurisdiction; provided that if (x) such payment is a payment of the principal amount of any Loan in respect of which such Defaulting Lender has not fully funded its Rateable Share and (y) such Loan was made at a time when the conditions set forth in Section 11.2 were satisfied or waived, such payment shall be applied solely to pay the Loan of all non-Defaulting Lenders on a pro rata basis prior to being applied to the payment of any Loan of such Defaulting Lender.

Any payments, prepayments or other amounts paid or payable to a Defaulting Lender that are applied (or held) to pay amounts owed by a Defaulting Lender pursuant to this subsection 21.7.5 shall be deemed paid to and redirected by such Defaulting Lender, and each Lender irrevocably consents hereto.

In the event that the Administrative Agent, the Borrowers, the Swingline Lender and the LC Issuing Lenders agree that a Defaulting Lender has adequately remedied all matters that caused such Lender to be a Defaulting Lender, then the Rateable Share of the Refunded Swingline Loans and LC Liability of the Lenders shall be readjusted to the extent necessary to reflect the inclusion of such previously Defaulting Lender’s Commitment and on such date such Lender shall purchase at par such of the Loan of the other Lenders (other than Swingline Loans) as the Administrative Agent shall determine may be necessary in order for such Lender to hold such Loans in accordance with its Rateable Share.

21.8	Replacement of Defaulting Lenders

If any Lender becomes a Defaulting Lender, then the Borrowers shall have the right to replace such Defaulting Lender in the same manner as that set out in Section 19.8 of this Agreement, the provisions of which shall apply mutatis mutandis to any such replacement of Defaulting Lenders.

ARTICLE 22

MISCELLANEOUS

22.1	Notices

Except as otherwise specified herein, all notices, requests, demands or other communications to or upon the respective parties hereto shall be deemed to have been duly given or made to the party to which such notice, request, demand or other communication is required or permitted to be given or made under this Agreement, when delivered to such party (by certified mail, postage prepaid, or by telecopier or hand delivery) at its address and attention set forth with its signature below or in an annex hereto or at such other address as any of the parties hereto may hereafter notify the others in writing. No other method of giving notice is hereby precluded, provided however that (i) electronic mail and internet and intranet websites may be used only to distribute routine communications, such as financial statements and other similar information and may not be used for any other purposes, and (ii) the Borrowers may use electronic mail to deliver to the Administrative Agent (y) the information set forth in Sections 14.3 to 14.7, inclusively, in accordance with such Sections, and (z) any Draw Request, Repayment Notice, Conversion

CREDIT AGREEMENT – PAGE 102

Request or the notice contemplated in Section 2.14, provided that, in all cases, where any such information, request or notice is a document that shall be signed by any Borrower or any Responsible Officer, as the case may be, same shall be furnished in a “pdf” format or similar format evidencing any such signature, and provided further that in the case of any Draw Request, Repayment Notice or Conversion Request so delivered to the Administrative Agent by “pdf” or such similar format within the delays herein contemplated, any such Draw Request, Repayment Notice or Conversion Request shall be confirmed by the relevant Borrower by telephonic notice to the Administrative Agent within the same delays.

22.2	Calculations and Determinations Shall Constitute Prima Facie Proof

In the absence of manifest error, any calculation or determination to be made by the Administrative Agent, any Finance Party or the Majority Lenders under this Agreement, when made, shall constitute prima facie evidence for all of the parties hereto.

22.3	Rights and Recourses Cumulative

The rights and remedies of each Finance Party under this Agreement shall be cumulative and not exclusive of any right or remedy which each Finance Party would otherwise have and no failure or delay by the Administrative Agent or any Finance Party in exercising any right shall operate as a waiver thereof, nor shall any single or partial exercise of any power or right preclude its other or further exercise or the exercise of any other power or right.

22.4	Assignments by the Borrowers

The rights of each Borrower hereunder are declared to be purely personal and may therefore not be assigned or transferred, nor can any Borrower assign or transfer any of its obligations, any such assignment being null and void insofar as the Finance Parties are concerned and rendering any balance then outstanding of the Loans immediately due and payable at the option of the Administrative Agent and relieving the Lenders from the obligation of making any or any further Advances hereunder.

22.5	Assignments and Participations by Lenders

22.5.1	Any Lender may at any time enter into Assignments, provided that no such Assignment to a separate legal entity shall be effective until:

22.5.1.1	in respect of any Assignment of a Revolving Loan or a Revolving Commitment, the Administrative Agent and the LC Issuing Lenders shall consent to same, which consent, in all cases, shall not be unreasonably withheld, provided however that (i) no such consent shall be required for an Assignment to a Lender, and (ii) no consent from the Administrative Agent shall be required for an Assignment to an Affiliate of a Lender;

22.5.1.2	the Borrowers shall consent to same, which consent shall not be unreasonably withheld, provided, however, that (i) in the event any such Assignment shall result, under the then Applicable Laws, in the

CREDIT AGREEMENT – PAGE 103

Borrowers having to indemnify or pay additional amounts to the Assignee pursuant to Article 18, same shall constitute a sufficient reason to withhold such consent, (ii) no such consent shall be required for an Assignment to a Lender, an Affiliate of a Lender or an Approved Fund unless any such Assignment shall result, under the then Applicable Laws, in the Borrowers having to indemnify or pay additional amounts to such Assignee pursuant to Article 18, (iii) no such consent shall be required in respect of an Assignment to an Approved Lender or a Qualified Lender that is made prior to the successful syndication of the Credit Facilities by the Co-Lead Arrangers, and (iv) where such Assignment is to occur at a time where a Default has occurred and is continuing, no such consent shall be required;

22.5.1.3	a Loan Transfer Agreement shall have been executed by such Lender, the Assignee, the Administrative Agent and the Borrowers (if required) and delivered to the Administrative Agent and the Borrowers. Each Borrower hereby covenants and agrees not to unreasonably withhold its execution of the aforesaid instrument. The signature of the Borrowers shall only be required under the terms of this subsection where such Assignment is to occur at a time where no Default has occurred and is continuing; and

22.5.1.4	such Lender has paid to the Administrative Agent, for its exclusive benefit, a fee of Cdn$5,000 (provided no such fee shall be payable in connection with syndication of the Credit Facilities by the Co-Lead Arrangers).

Any Lender may, without the consent of the Borrowers or the Administrative Agent, pledge its rights hereunder or under any Loan as collateral security for extensions of credit from any Federal Reserve Bank.

22.5.2	Upon such execution and delivery and provided the other conditions of this Section 22.5 shall have been met, such Lender shall be released from its Commitments and other obligations hereunder to the extent of such Assignment, and such Assignee shall for all purposes be a Lender party to this Agreement, and shall have all the rights and obligations of a Lender under this Agreement and shall be entitled to the benefit of the provisions hereof, to the same extent as if it were an original party hereto, and no further consent or action by the Borrowers, the Lenders or the Administrative Agent shall be required. Each Loan Transfer Agreement shall constitute an amendment to this Agreement and more particularly to Schedule “A” hereto to the extent, and only to the extent, necessary to reflect the addition of such Assignee as a Lender and the resulting adjustment of the Commitments, if any, resulting from the aforesaid Assignment.

22.5.3	Without in any way limiting the generality of any of the foregoing, the Borrowers shall, at the request of any Lender which so Assigns any of its

CREDIT AGREEMENT – PAGE 104

interest under this Agreement, execute and deliver to such Lender or to such party or parties as such Lender may designate any and all further instruments or documents and use its best efforts to obtain any and all further authorizations or approvals, and make any and all further registrations, filings or notifications, as may be necessary or desirable to give full force and effect to such Assignment.

22.5.4	Any Assignment contemplated in this Section 22.5 must be either for the entire amount of the Commitments and the Loans of a Lender or where it is for a lesser amount, such amount must not be such that the Commitments of the Assigning Lender would be reduced by less than Cdn$5,000,000 nor must the remaining amount of the Commitments of the Assigning Lender following such an Assignment be less than Cdn$5,000,000. Notwithstanding the foregoing, where any such Assignment is being made while a Default has occurred and is continuing, none of the restrictions contained in this subsection 22.5.4 shall apply to such Assignment.

22.5.5	Any Lender may, without the consent of any Borrower, the Administrative Agent or any LC Issuing Lender, sell participations to one or more banks or other entities (a “Participant”) in all or a portion of such Lender’s rights and obligations under this Agreement (including all or a portion of its Commitments and the Loans owing to it); provided that (i) such Lender’s obligations under this Agreement shall remain unchanged, (ii) such Lender shall remain solely responsible to the other parties hereto for the performance of such obligations, and (iii) the Borrowers, the Administrative Agent, the LC Issuing Lenders and the other Lenders shall continue to deal solely and directly with such Lender in connection with such Lender’s rights and obligations under this Agreement. Any agreement or instrument pursuant to which a Lender sells such a participation shall provide that such Lender shall retain the sole right to enforce the Operative Documents and to approve any amendment, modification or waiver of any provision of the Operative Documents; provided that such agreement or instrument may provide that such Lender will not, without the consent of the Participant, agree to any amendment, modification or waiver described in subsection 20.16.2 that affects such Participant. Each Borrower agrees that each Participant shall be entitled to the benefits of Article 18 and Article 19 to the same extent as if it were a Lender and had acquired its interest by Assignment pursuant to this Section 22.5. To the extent permitted by Law, each Participant also shall be entitled to the benefits of Section 17.5 as though it were a Lender, provided such Participant agrees to be subject to Section 18.4 as though it were a Lender.

22.5.6

Except as specifically set forth in this Section 22.5, nothing in this Agreement, expressed or implied, is intended to or shall confer on any Person other than the respective parties hereto and their successors or assignees permitted hereunder any benefit or any legal or equitable right, remedy or other claim under this Agreement. For the purposes of this Section 22.5, each Lender, subject to the prior consent of the Borrowers and subject to Section 22.18, which consent shall not be unreasonably withheld, may provide, on a

CREDIT AGREEMENT – PAGE 105

confidential and need-to-know basis, any prospective assignees, transferees or participants with this Agreement, the other Operative Documents as well as all information, reports, budgets, projections and documents, which are made available to each Lender by the Borrowers in connection with this Agreement, from time to time provided that the prior consent of the Borrowers is not required at any time where a Default has occurred and is continuing.

22.6	Conversion Rules

If for the purpose of obtaining or enforcing a judgment in any court or for any other purpose hereunder (such as, without limitation, to determine the value of any amount expressed in a currency other than that in which is expressed hereunder the amount to which it is being compared), it is necessary to convert any amount in the currency in which it is denominated (the “Original Currency”) into another currency (the “Second Currency”), the rate of exchange applied shall be the Exchange Rate for conversion of the Original Currency into the Second Currency applicable on the Business Day on which judgment is given or such determination must be made.

22.7	Currency Indemnity

Each Borrower agrees that its obligations in respect of any amount due and payable to the Finance Parties in the Original Currency hereunder shall, notwithstanding any payment or tender, including pursuant to any judgment expressed or payment made in the Second Currency, be discharged only to the extent that, on the Business Day following receipt of any sums so paid or adjudged to be due hereunder in the Second Currency, the Administrative Agent, on behalf of the Finance Parties, in accordance with normal banking procedure, may purchase in the Canadian money market or the Canadian foreign exchange market, as the case may be, the Original Currency with the amount of the Second Currency so paid or so adjudged to be due; and, if the amount of the Original Currency so purchased is less than the amount originally due in the Original Currency, each Borrower agrees, as a separate obligation and notwithstanding any such payment or judgment to indemnify the affected Finance Parties against such loss and, if the amount of the Original Currency so purchased is greater than the amount originally due in the Original Currency, the Administrative Agent and the Finance Parties agree, notwithstanding any such payment or judgment, to remit to such Borrower, on demand, any such excess.

22.8	Counterparts

This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all such separate counterparts shall together constitute but one and the same instrument.

22.9	Severability

Any provision of this Agreement which is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof in that jurisdiction or affecting the validity or enforceability of such provision in any other jurisdiction.

CREDIT AGREEMENT – PAGE 106

22.10	Replacement of Previous Agreements

This Agreement replaces and supersedes all verbal or oral agreements, understandings and undertakings between the Finance Parties, or any one thereof, and the Cdn Borrower relating to the Facilities, the whole subject to and except for the letter agreement contemplated in Section 8.2.

22.11	No Novation

Any security provided to the Finance Parties by any Borrower shall not constitute a payment, nor shall it operate novation of any amount due hereunder and shall not operate by way of compensation, set-off or confusion of, or merge with, any Indebtedness or liability of any Borrower or of any other Person or Persons to the Finance Parties or any one thereof under any deed, guarantee, contract, bill of exchange, promissory note, letter of credit, certificate of deposit or other instrument by which the same may now or at any time hereafter be represented or evidenced.

22.12	Obligation to Pay Absolute

Except as provided under Section 9.8, the obligations of each Borrower to make payments on the Loans as and when provided in this Agreement shall be unconditional and irrevocable, and shall be paid strictly in accordance with the terms of this Agreement under all circumstances without any right of compensation or set-off and notwithstanding any defence, right of action or claim of any nature whatsoever which any Borrower may at any time have or have had against the Administrative Agent or the Finance Parties, whether in connection with this Agreement or otherwise.

22.13	Risk of Superior Force

Each Borrower expressly assumes all risks of superior force, so that each Borrower shall be bound to timely repay the Loans in full under this Agreement notwithstanding the existence or occurrence of any event or circumstance constituting a superior force within the meaning of Article 1470 of the Civil Code of Québec.

22.14	Inconsistency with Guarantee Agreement

Unless otherwise herein provided, to the extent that any provision of this Agreement is inconsistent with the provisions of any other Operative Document, the provisions of this Agreement shall prevail.

22.15	Governing Law

This Agreement and the interpretation and enforcement thereof shall be governed by and in accordance with the Laws of the Province of Québec and the federal Laws of Canada applicable therein.

CREDIT AGREEMENT – PAGE 107

22.16	Submission to Jurisdiction

Each of the parties hereto irrevocably submits to the non-exclusive jurisdiction of the Courts of the Province of Québec sitting in the judicial district of Montréal with respect to any matter arising hereunder or in relation herewith. The parties hereto irrevocably waive any objections on the ground of venue or forum non conveniens or any similar grounds. The parties hereto irrevocably consent to service of process by mail or in any other manner permitted by relevant Law.

22.17	Waiver of Jury Trial

Each party hereto hereby waives any right it may have to a trial by jury of any dispute arising under or relating to this Agreement and agrees that any such dispute shall be tried before a judge sitting without a jury.

22.18	Treatment of Certain Information: Confidentiality

22.18.1	Each of the Agents and the Lenders agrees to maintain the confidentiality of the Information (as hereinafter defined), except that Information may be disclosed (a) to it, its Affiliates and its and its Affiliates’ respective partners, directors, officers, employees, agents, advisors and representatives (it being understood that the Persons to whom such disclosure is made will be informed of the confidential nature of such Information and instructed to keep such Information confidential), (b) to the extent requested by any regulatory authority purporting to have jurisdiction over it (including any self-regulatory authority), (c) to the extent required by Applicable Laws or by any subpoena or similar legal process, (d) to any other party hereto, (e) in connection with the exercise of any remedies hereunder or under any other Operative Document or any action or proceeding relating to this Agreement or any other Operative Document or the enforcement of rights hereunder or thereunder, (f) subject to an agreement containing provisions substantially the same as those of this Section, to (y) any Assignee of or Participant in, or any prospective Assignee of or Participant in, any of its rights or obligations under this Agreement or (z) any actual or prospective counterparty (or its advisors) to any Derivative Instrument relating to any Restricted Credit Party and its obligations, (g) with the consent of the Cdn Borrower or (h) to the extent such Information (y) becomes publicly available other than as a result of a breach of this Section or (z) becomes available to any Agent or any Lender on a non-confidential basis from a source other than a Restricted Credit Party.

22.18.2

For all purposes of this Section 22.18, “Information” means all information received in connection with this Agreement from any Restricted Credit Party relating to any Restricted Credit Party or any of its Subsidiaries or any of their respective businesses, other than any such information that is available to the Administrative Agent or any Lender on a non-confidential basis prior to such receipt. Any Person required to maintain the confidentiality of Information as provided in this Section 22.18 shall be considered to have complied with its obligation to do so if such Person has exercised the same degree of care to

CREDIT AGREEMENT – PAGE 108

maintain the confidentiality of such Information as such Person would accord to its own confidential information. In addition, the Agents may disclose to any agency or organization that assigns standard identification numbers to loan facilities such basic information describing the Credit Facilities as is necessary to assign unique identifiers (and, if requested, supply a copy of this Agreement), it being understood that the Person to whom such disclosure is made will be informed of the confidential nature of such Information and instructed to make available to the public only such Information as such person normally makes available in the course of its business of assigning identification numbers.

22.18.3	In addition, and notwithstanding anything herein to the contrary, the Administrative Agent may provide the information described on Schedule “G” concerning the Restricted Credit Parties and the Credit Facilities to Loan Pricing Corporation and/or other recognized trade publishers of information for general circulation in the loan market.

22.19	“Know Your Customer Checks”

If (i) any Change in Law made after the date of this Agreement, (ii) any change in the status of a Subsidiary from an Unrestricted Subsidiary to a Restricted Subsidiary, (iii) any designation of an additional Borrower pursuant to Section 2.16, (iv) any change in the composition of the shareholders of a Restricted Subsidiary after the date of this Agreement, or (v) a proposed assignment or transfer by a Lender of any of its rights and/or obligations under this Agreement to a party that is not a Lender prior to such assignment or transfer obliges the Administrative Agent or any Lender (or, in the case of paragraph (v) above, any prospective Lender) to comply with “know your client” or similar identification procedures in circumstances where the necessary information is not already available to it, each Restricted Credit Party shall, promptly upon the request of the Administrative Agent or any relevant Lender or prospective Lender supply, or cause to be supplied, such documentation and other evidences as is reasonably requested by the Administrative Agent (for itself or on behalf of any Lender) or by any relevant Lender (for itself or on behalf of any such prospective Lender) in order for the Administrative Agent, such Lender or prospective Lender to carry out and be satisfied with the results of all necessary “know your client” or other similar checks under all applicable Laws. Each Lender or prospective Lender shall promptly upon the request of the Administrative Agent supply, or cause to be supplied, such documentation and other evidences as is reasonably requested by the Administrative Agent for the purposes of its carrying out of and satisfaction with the results of all necessary “know your client” or other similar checks under all applicable Laws.

ARTICLE 23

FORMAL DATE

23.1	Formal Date

For the purpose of convenience, this Agreement may be referred to as bearing formal date of May 31, 2012 irrespective of the actual date of its execution.

CREDIT AGREEMENT – PAGE 109

ARTICLE 24

LANGUAGE

24.1	English Language

The parties hereto have expressly required that this Agreement and all deeds, documents and notices relating thereto be drafted in the English language.

24.2	Langue Anglaise

Les parties aux présentes ont expressément exigé que la présente convention et tous les autres contrats, documents ou avis qui y sont afférents soient rédigés en langue anglaise.

CREDIT AGREEMENT - SIGNATURE PAGE

IN WITNESS WHEREOF, the parties hereto have signed this Credit Agreement.

CGI GROUP INC. as Cdn Borrower

Per:	/s/ R. David Anderson
Name: R. David Anderson
Title: Executive Vice President and Chief Financial Officer

Address:	1130 Sherbrooke Street West 7th Floor Montreal, Quebec H3A 2M8

To the attention of:	Executive Vice-President and Chief Financial Officer

Telecopier:	(514) 841-3299

CREDIT AGREEMENT - SIGNATURE PAGE

NATIONAL BANK OF CANADA as Administrative Agent

Per:	/s/ François Montigny
Name: François Montigny
Title: Director

Per:	/s/ Luc Bernier
Name: Luc Bernier
Title: Directeur—Director

CREDIT AGREEMENT - SIGNATURE PAGE

CANADIAN IMPERIAL BANK OF COMMERCE as Lender, Co-Lead Arranger, Joint Bookrunner and Co-Syndication Agent

Per:	/s/ Charles St-Germain
Name: CHARLES ST-GERMAIN
Title: MANAGING DIRECTOR

Per:	/s/ Alain Longpré
Name: ALAIN LONGPRÉ
Title: EXECUTIVE DIRECTOR

CREDIT AGREEMENT - SIGNATURE PAGE

NATIONAL BANK OF CANADA as Lender, Co-Lead Arranger and Joint Bookrunner

Per:	/s/ Luc Bernier
Name: Luc Bernier
Title: Directeur—Director

Per:	/s/ François Montigny
Name: François Montigny
Title: Director

CREDIT AGREEMENT - SIGNATURE PAGE

THE TORONTO-DOMINION BANK as Lender, Co-Lead Arranger, Joint Bookrunner and Co-Syndication Agent

Per:	/s/ Paul Archer
Name: Paul Archer
Title: Managing Director

Per:	/s/ Yves Bergeron
Name: Yves Bergeron
Title: Managing Director

SCHEDULE A – PAGE 1

CREDIT AGREEMENT

SCHEDULE “A”

THE LENDERS AND THEIR COMMITMENTS

NAME OF LENDER	CDN REVOLVING COMMITMENT		US REVOLVING COMMITMENT	TERM LOAN A CREDIT FACILITY	TERM LOAN B CREDIT FACILITY	TERM LOAN C CREDIT FACILITY
CANADIAN IMPERIAL BANK OF COMMERCE	Cdn$	500,000,000	Cdn$0	£208,333,334	£103,333,333	£103,333,333

NATIONAL BANK OF CANADA	Cdn$	500,000,000	Cdn$0	£208,333,333	£103,333,334	£103,333,333

THE TORONTO-DOMINION BANK	Cdn$	500,000,000	Cdn$0	£208,333,333	£103,333,333	£103,333,334

SCHEDULE B – PAGE 1

CREDIT AGREEMENT

SCHEDULE “B”

DEFINITIONS

“30 Day CDOR BA Rate” means, for any day, the CDOR BA Rate for BAs having a maturity of 1 month;

“2004 Note Purchase Agreement” means that certain Note Purchase Agreement dated as of January 29, 2004 relating to the US$85,000,000 4.59% Guaranteed Series A Senior Unsecured Notes, US$87,000,000 5.10% Guaranteed Series B Senior Unsecured Notes and US$20,000,000 6.00% Guaranteed Series C Senior Unsecured Notes, all issued by the Cdn Borrower, as such agreement may be amended, supplemented or restated at any time and from time to time;

“2011 Note Purchase Agreement” means that certain Note Purchase Agreement dated as of July 12, 2011 relating to the US$85,000,000 3.66% Guaranteed Series A Senior Notes, US$140,000,000 4.36% Guaranteed Series B Senior Notes and US$250,000,000 4.99% Guaranteed Series C Senior Notes, all issued by the Cdn Borrower, as such agreement may be amended, supplemented or restated at any time and from time to time;

“Acquisition” with respect to any Person, means any transaction or series of transactions whereby such Person purchases, acquires or obtains:

1.	the Control of another Person;

2.	the whole or substantial part of another Person’s properties and assets; or

3.	the whole or a substantial part of a business, line of business or division of another Person;

the whole either directly or through Subsidiaries;

“Acquisition Certificate” means a certificate, substantially in the form of the one attached hereto as Schedule “H”, signed by one (1) Responsible Officer of the Cdn Borrower, setting forth, inter alia, the calculations required to establish compliance with the Ratios on a Pro Forma Basis as at the end of the then most recently completed fiscal quarter immediately preceding the occurrence of the Acquisition to which such certificate relates;

“Additional Borrower Accession Agreement” refers to an agreement substantially in the form of the one attached hereto as Schedule “I”;

“Additional Cdn Borrower” means any Cdn Restricted Subsidiary designated as an additional Borrower pursuant to Section 2.16;

“Additional Foreign Borrower” means any Foreign Restricted Subsidiary designated as an additional Borrower pursuant to Section 2.16;

“Additional Revolving Commitments” has the meaning ascribed to it in subsection 2.19.1;

SCHEDULE B – PAGE 2

CREDIT AGREEMENT

“Additional US Borrower” means any US Restricted Subsidiary designated as an additional Borrower pursuant to Section 2.16;

“Adjusted Consolidated Basis” means, whenever such expression is being used hereunder with respect to Ratios, financial information or Financial Statements, that such Ratios, financial information or Financial Statements shall be calculated, established and determined on the basis of the combined financial data of the Restricted Group, the whole as determined in accordance with GAAP, applied in a consistent manner;

“Administrative Agent” means National Bank of Canada, in its capacity as agent for the Finance Parties for the purposes of this Agreement and the other Operative Documents, and includes any successor thereof in such capacity;

“Administrative Agent’s Account” means the bank accounts of the Administrative Agent designated from time to time by the Administrative Agent to the Lenders for purposes of making the inter-lender advances contemplated in Section 21.2;

“Administrative Agent’s Office” means generally, the office of the Administrative Agent located in Montréal, Quebec, the details of which shall be provided by the Administrative Agent to the Borrowers, or such other office as the Administrative Agent may specify from time to time;

“Administrative Agent’s Prime Rate” means, for any day, the rate of interest, expressed as an annual rate, quoted or announced on such day by the Administrative Agent in the City of Montréal as being its reference rate then in effect for determining interest rates on commercial demand loans made by it in Canada in Canadian Dollars to its prime commercial borrowers. The parties hereto acknowledge that the “Administrative Agent’s Prime Rate” is a reference rate and is not necessarily intended to be the lowest or best rate of interest charged to customers in connection with extensions of credit;

“Administrative Agent’s US Base Rate” means, for any day, the rate of interest, expressed as an annual rate, which is equal to the rate of interest in effect on such day quoted or announced on such day by the Administrative Agent in the City of Montréal as being its reference rate then in effect for determining interest rates on commercial demand loans made by it in Canada in US Dollars to its prime commercial borrowers. The parties hereto acknowledge that the “Administrative Agent’s US Base Rate” is a reference rate and is not necessarily intended to be the lowest or best rate of interest charged to customers in connection with extensions of credit;

“Administrative Agent’s US Prime Rate” means, for any day, the rate of interest, expressed as an annual rate, which is equal to the rate of interest in effect on such day quoted or announced on such day by the Administrative Agent in the City of New York as being its reference rate then in effect for determining interest rates on commercial demand loans made by it in the continental United States of America in US Dollars to its prime commercial borrowers. The parties hereto acknowledge that the “Administrative Agent’s US Prime Rate” is a reference rate and is not necessarily intended to be the lowest or best rate of interest charged to customers in connection with extensions of credit;

SCHEDULE B – PAGE 3

CREDIT AGREEMENT

“Advance” means any amount of money or credit advanced or to be advanced (as the context requires) to the Borrowers or any one thereof pursuant to this Agreement, whether by way of cash advance by the Lenders, acceptance of Drafts or BA Equivalent Notes (as applicable) by the Cdn Lenders or issue of LCs by the LC Issuing Lenders;

“Affected Funds” has the meaning ascribed to it in Section 19.5;

“Affected Lenders” means (i) under the Revolving Facility, Lenders whose Revolving Commitments represent at least 35% of the Revolving Facilities and who shall have issued a notice to the Administrative Agent pursuant to Section 19.1, (ii) under the Term Loan Credit Facilities, Lenders whose Term Loan Commitments represent at least 35% of the Term Loan Credit Commitments and who shall have issued a notice to the Administrative Agent pursuant to Section 19.1, (iii) in respect of any Advance denominated in Sterling or Euros, any Lender who shall have notified the Administrative Agent that Libor is less than the actual cost of making or maintaining a Libor Loan denominated in Sterling or Euros, as applicable, (iv) any Lender to whom any Borrower is required to pay additional amounts pursuant to Article 18, and (v) a Lender which has refused to fund an Additional Foreign Borrower pursuant to Section 2.14 in circumstances where the Majority Lenders have accepted such Person as an Additional Foreign Borrower;

“Affiliate” means any Person which, directly or indirectly, through one or more intermediaries, Controls, is Controlled by or is under common Control with, any other Person; “Agents” refers collectively to the Administrative Agent and the Persons contemplated in Section 20.19, and “Agent” means any one of them;

“Aggregate Swingline Commitment Amount” means, on any date, Cdn$50,000,000, as same may be allocated from time to time as between the Cdn Swingline Commitment Amount and the US Swingline Commitment Amount pursuant to the provisions of this Agreement;

“Agreed Foreign Currency” means, at any time, any one of the Japanese Yen, the Swiss Franc, the Australian Dollar, the Indian Rupee, the Mexican Peso, the Polish Zloty or any other foreign currency acceptable to the relevant LC Issuing Lender, on condition that, in all cases, at such time, any such currency is freely transferable and convertible into Canadian Dollars and US Dollars and deposits of same are readily available in the London interbank market;

“American Account Branch” means the branch of the Administrative Agent in the continental United States of America as the Administrative Agent may specify from time to time;

“Anti-Terrorism Order” means Executive Order No. 13,224 of September 24, 2001, Blocking Property and Prohibiting Transactions with Persons Who Commit, Threaten to Commit or Support Terrorism, 66 U.S. Fed. Reg. 49, 079 (2001), as amended;

“Anti-Terrorism and Money Laundering Laws” has the meaning ascribed to it in paragraph 12.28.3.1;

SCHEDULE B – PAGE 4

CREDIT AGREEMENT

“Anti-Trust Conditions” means the antitrust conditions to the Scheme or the Offer, as the case may be, relating to the European Commission and/or the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended;

“Applicable Law” means Law applicable to any specified Person, property, transaction or event or any of such Person’s Business Assets, and any Award of any Governmental Authority or arbitrator in any proceeding or action to which the Person in question is a party or by which such Person or any of its Business Assets is bound;

“Approved Fund” means (i) with respect to any Lender, an entity (whether a corporation, partnership, limited liability company, trust or otherwise) that is engaged in making, purchasing, holding or otherwise investing in bank loans and similar extensions of credit in the ordinary course of its business and is managed or advised by such Lender or any Affiliate thereof, and (ii) with respect to any Lender that is a fund that invests in bank loans and similar extensions of credit, any other fund that invests in bank loans and similar extensions of credit and is managed or advised by the same investment advisor as such Lender or by any Affiliate of such investment advisor;

“Approved Lender” means any financial institution identified by the Co-Lead Arrangers to the Cdn Borrower in writing prior to or concurrently with the execution of this Agreement;

“Asset Disposition” has the meaning ascribed to it in the definition of Net Proceeds found in this Schedule “B”;

“Assignment” or “Assign” means the sale, assignment, transfer or other disposition of a Loan or any portion thereof, of a Lender and the equivalent portion of the corresponding Commitments and other obligations of such Lender under this Agreement (provided that, even if no Loans are outstanding, the Commitments of any Lender may be transferred) but expressly excludes any participation pursuant to subsection 22.5.5, and “Assigning”, “Assignor” and “Assignee” have the correlative meanings;

“Authorization” means any authorization, approval, consent, exemption, licence, permit, franchise or no-action letter from any Governmental Authority having jurisdiction with respect to any specified Person, property, transaction or event, or with respect to any of such Person’s Business Assets or from any Person in connection with any easement, servitude or contractual rights;

“Authorized Restricted Subsidiaries” means, as at any time, those of the Restricted Subsidiaries that have executed a Guarantee Agreement providing for unlimited Guarantees of the Obligations;

“Available Cdn Revolving Commitment” means, as at any time, as determined by the Administrative Agent for the purposes of Section 8.1, with respect to any Cdn Lender, the difference between the Cdn Revolving Commitment of such Cdn Lender at such time and the Cdn Revolving Loan of such Cdn Lender then outstanding (excluding, for greater certainty, in the case of the Cdn Swingline Lender, its Cdn Swingline Loan then outstanding), expressed in the Equivalent in Canadian Dollars;

SCHEDULE B – PAGE 5

CREDIT AGREEMENT

“Available Cdn Revolving Facility” means, as at any time, as determined by the Administrative Agent, the difference between the Cdn Revolving Facility then in effect and the sum of the Cdn Revolving Loans and the Cdn Swingline Loan then outstanding, expressed in the Equivalent in Canadian Dollars;

“Available Cdn Swingline Facility” means, as at any time, as determined by the Cdn Swingline Lender, the difference between the Cdn Swingline Commitment Amount then in effect and the Cdn Swingline Loan then outstanding, expressed in the Equivalent in Canadian Dollars;

“Available Term Loan Commitment” means, as at any time, as determined by the Administrative Agent, in respect of any Term Loan Credit Facility, the difference between the Term Loan Credit Facility then in effect and the sum of the Loans then outstanding thereunder, expressed in the Equivalent in Sterling;

“Available US Revolving Commitment” means, as at any time, as determined by the Administrative Agent for the purposes of Section 8.1, with respect to any US Lender, the difference between the US Revolving Commitment of such US Lender at such time and the US Revolving Loan of such US Lender then outstanding (excluding, for greater certainty, in the case of the US Swingline Lender, its US Swingline Loan then outstanding), both expressed in their Equivalent in US Dollars;

“Available US Revolving Facility” means, as at any time, as determined by the Administrative Agent, the difference between the US Revolving Facility then in effect and the sum of the US Revolving Loans and the US Swingline Loan then outstanding, expressed in the Equivalent in Canadian Dollars;

“Available US Swingline Facility” means, as at any time, as determined by the US Swingline Lender, the difference between the US Swingline Commitment Amount then in effect and the US Swingline Loan then outstanding, expressed in the Equivalent in Canadian Dollars;

“Award” means any judgment, decree, injunction, rule, award or order of any Governmental Authority or arbitrator;

“BA” means, with respect to any Lender other than a Non-BA Lender, a Draft issued by the Cdn Borrower and accepted by such Lender pursuant to this Agreement and, with respect to a Non-BA Lender, means a BA Equivalent Note;

“BA Equivalent Note” means a non-interest bearing promissory note (including a depository note, as such expression is defined in the Depository Bills and Notes Act (Canada)), issued by the Cdn Borrower to a Non-BA Lender and which is discounted by such Non-BA Lender in accordance with the provisions of Section 4.11;

“BA Liability”, with respect to any Lender, means, as at any time, the aggregate of the face amount of the BAs accepted by such Lender under the applicable Facility and still outstanding after deducting therefrom any amount held under Section 9.4 in connection with such BAs, and “BA Liabilities” refers collectively to the BA Liabilities of all Lenders;

SCHEDULE B – PAGE 6

CREDIT AGREEMENT

“BA Proceeds” means, with respect to any BA, the difference between the Discounted Proceeds and the Stamping Fee relating thereto;

“BA Reference Lenders” refers collectively, at any time, to two (2) Lenders that are not banks under Schedule “I” of the Bank Act (Canada), determined by the Administrative Agent with the consent of the Cdn Borrower;

“Banking Day” means any Business Day that is also a day on which banks are generally open for commercial lending and foreign exchange business in London, England;

“Basel III” refers to the third version of the banking supervision Accords (recommendations on banking laws and regulations) issued by the Basel Committee on Banking Supervision and which sets the global regulatory standard on bank capital adequacy and liquidity as at the date of this Agreement;

“Blocked Person” has the meaning ascribed to it in paragraph 12.28.1.4;

“Borrowers” refers collectively to the Cdn Borrower, the US Borrower, any Additional Cdn Borrower, Additional US Borrower and Additional Foreign Borrower, and “Borrower” refers to any one thereof;

“Borrowers’ Accounts” refers collectively to the accounts of the Borrowers maintained with the Administrative Agent at the Canadian Account Branch (for the Cdn Borrower) or the American Account Branch (for the US Borrower), and “Borrower’s Account” refers to any one thereof;

“Borrowers’ Operating Accounts” refers collectively to the accounts of the Borrowers maintained with the Cdn Swingline Lender (for the Cdn Borrower) or the US Swingline Lender (for the US Borrower), and “Borrower’s Operating Account” refers to any one thereof;

“Borrowing Date” means any day on which an Advance is made by way of Drawdown or a conversion or a rollover hereunder is made;

“Business Assets” means the business, operations, undertaking, property and assets of a specified Person, including the shares and the other securities held in another Person;

“Business Day” means any day excluding Saturday, Sunday and any other day which in Montréal, Québec, Toronto, Ontario or New York, United States of America is a legal holiday or a day on which banks are authorized by law or by local proclamation to close provided that (i) with respect to any transaction under the terms hereof requiring a transfer of funds in Canadian Dollars, then “Business Day” means any day, excluding Saturday, Sunday and any other day which in Montréal, Québec or Toronto, Ontario is a legal holiday or a day on which banks are authorized by law or by local proclamation to close, and (ii) with respect to any transaction under the terms hereof requiring a transfer of funds in Sterling or Euros, such day shall also be a day on which banks are generally open for commercial lending and foreign exchange business in London, England;

“Canadian Account Branch” means the branch of the Administrative Agent located at Montréal, Québec, the details of which shall be provided by the Administrative Agent to the

SCHEDULE B – PAGE 7

CREDIT AGREEMENT

Borrowers, or such other branch of the Administrative Agent in Canada as the Administrative Agent may specify from time to time;

“Canadian Dollars” or “Cdn$” means the lawful currency of Canada;

“Canadian Plan” means any plan, program, arrangement or understanding that provides pension or retirement benefits (whether or not registered under any applicable pension benefits or Tax Laws in Canada) which is maintained or contributed to by (or to which there is or may be an obligation to contribute of) a Restricted Credit Party in respect of any individual’s employment in Canada or a province or territory thereof with a Restricted Credit Party or any of its Subsidiaries;

“Capital Expenditures”, with respect to any Person, means any and all expenditures of money or money’s worth made or committed to be made by such Person for or in connection with the acquisition, repair (the expenditure with respect to which is capitalized), improvement or extension of capital property or assets (other than an Acquisition), whether by way of purchase, Capital Lease or otherwise;

“Capital Lease”, with respect to any Person, means any lease or other arrangement relating to property or assets (i) which, in accordance with GAAP, would be accounted for as a capital lease obligation on a balance sheet of such Person, or (ii) for which the amount of the asset and liability thereunder should be disclosed in a note to such balance sheet as if so capitalized in accordance with GAAP;

“Capital Stock” means common shares, preferred shares or other equivalent equity interests (howsoever designated) of capital stock of a body corporate, equity preferred or common interests in a limited liability company, limited or general partnership interests in a partnership or any other equivalent such ownership interest, as well as the interest of a beneficiary under a trust;

“Cash Equivalent Investments” means:

1.	direct obligations of, or obligations the principal of and interest on which are unconditionally guaranteed by, the government of Canada or the United States of America (or by any agency thereof to the extent such obligations are backed by the full faith and credit of Canada or the United States of America), in each case maturing within one year of the date such Investment is made;

2.	marketable general obligations issued by any Province of Canada or by any State of the United States of America or any political subdivision of any such Province or State or any corporation or public instrumentality thereof maturing within one year of the date such Investment is made and, at the time of such Investment, having a credit rating of A-1 or better from S&P or its equivalent from Moody’s or its equivalent from DBRS;

3.	investments in commercial paper or other similar marketable promissory notes maturing no longer than twelve (12) months from the date such Investment is made and, at the time of such Investment, having a credit rating of A-1 or better from S&P or its equivalent from Moody’s or its equivalent from DBRS;

SCHEDULE B – PAGE 8

CREDIT AGREEMENT

4.	investments in Canadian or US certificates of deposit, banker’s acceptance and time deposits maturing within twelve (12) months of the date such Investment is made, issued, guaranteed by or placed with, and money market deposit accounts issued or offered by (y) any Lender, or (z) any commercial bank, trust company or credit union organized or licensed under the Laws of Canada or the United States of America, or any Province or State thereof, having a credit rating of A-1 or better from S&P or its equivalent from Moody’s or its equivalent from DBRS; and

5.	investments in money market funds or other mutual funds that invest solely in, or repurchase obligations that are comprised solely of the types of Cash Equivalent Investments described in clauses 1 to 4 above;

“Cdn Borrower” refers to CGI Group Inc., a corporation constituted under the Laws of Québec, and includes any successor thereto;

“Cdn LC Issuing Lender” is the reference to National Bank of Canada in its capacity as issuer of LCs under the Cdn Revolving Facility and includes any successor thereof in such capacity, and any other Cdn Lender which the Cdn Borrower shall have designated as a Cdn LC Issuing Lender by notice to the Administrative Agent;

“Cdn LC Issuing Office” means the office of the Cdn LC Issuing Lender located in Canada as the Cdn LC Issuing Lender may specify from time to time;

“Cdn Lender” as at any time, refers to any Lender that, at such time, has a Cdn Revolving Commitment;

“Cdn Restricted Subsidiary” means, for the purposes of Section 2.14, any Authorized Restricted Subsidiary which is organized under the Laws of Canada or any province thereof, and “Cdn Restricted Subsidiaries” means any two or more of them;

“Cdn Revolving Commitment” means, with respect to any Cdn Lender, as at any time, the aggregate amount which such Cdn Lender has agreed to make available to the Cdn Borrower pursuant to subsection 2.1.1 and, subject to the terms hereof, to an Additional Foreign Borrower, as such amount may have been modified since the date of this Agreement pursuant to the provisions of this Agreement, and includes, with respect to the Cdn Swingline Lender, the Cdn Swingline Commitment Amount;

“Cdn Revolving Facility”, as at any time, refers collectively to the aggregate of the Cdn Revolving Commitments of the Cdn Lenders at such time;

“Cdn Revolving LC Liability”, with respect to any Cdn Lender, means, as at any time, the Rateable Share of such Cdn Lender (pertaining to the Cdn Revolving Facility) in the Stated Amount of the LCs issued under the Cdn Revolving Facility and still outstanding after deducting therefrom any amount held under Section 9.5 in connection with such LCs;

“Cdn Revolving Libor Loan”, with respect to any Cdn. Lender, means, as at any time, that portion of the Cdn Revolving Loan of such Cdn Lender with respect to which the Cdn Borrower

SCHEDULE B – PAGE 9

CREDIT AGREEMENT

has elected to pay interest on a Libor Basis, and “Cdn Revolving Libor Loans” means the aggregate of all Cdn Revolving Libor Loans of all Cdn Lenders;

“Cdn Revolving Loan”, with respect to any Cdn Lender, means, as at any time, the aggregate of the principal amount of Advances of such Cdn Lender then outstanding under the Cdn Revolving Facility, including the BA Liabilities and the Cdn Revolving LC Liability of such Cdn Lender, and “Cdn Revolving Loans” means the aggregate of all Cdn Revolving Loans of all Cdn Lenders;

“Cdn Revolving Prime Rate Loan”, with respect to any Cdn Lender, means, as at any time, that portion of the Cdn Revolving Loan of such Cdn Lender with respect to which the Cdn Borrower has elected or, under the terms of this Agreement, is required to pay interest on a Prime Rate Basis, and “Cdn Revolving Prime Rate Loans” means the aggregate of all Cdn Revolving Prime Rate Loans of all Cdn Lenders;

“Cdn Revolving US Base Rate Loan”, with respect to any Cdn Lender, means, as at any time, that portion of the Cdn Revolving Loan of such Cdn Lender with respect to which the Cdn Borrower has elected or, under the terms of this Agreement, is required to pay interest on a US Base Rate Basis, and “Cdn Revolving US Base Rate Loans” means the aggregate of all Cdn Revolving US Base Rate Loans of all Cdn Lenders;

“Cdn Swingline Commitment Amount” means, on any date, Cdn$50,000,000, as such amount may be modified from time to time pursuant to the provisions of this Agreement;

“Cdn Swingline Facility” means the swingline facility which the Cdn Swingline Lender has agreed to make available to the Cdn Borrower pursuant to subsection 2.2.1;

“Cdn Swingline Lender” means National Bank of Canada and includes any successor thereof in such capacity;

“Cdn Swingline Loan” means, as at any time, the aggregate of the principal amount of Advances of the Cdn Swingline Lender then outstanding under the Cdn Swingline Facility;

“Cdn Swingline Prime Rate Loan” means, as at any time, that portion of the Cdn Swingline Loan with respect to which the Cdn Borrower is required to pay interest on a Prime Rate Basis;

“Cdn Swingline US Base Rate Loan” means, as at any time, that portion of the Cdn Swingline Loan with respect to which the Cdn Borrower is required to pay interest on a US Base Rate Basis;

“Cdn Term Loan Libor Loan”, with respect to any Term Loan Lender, means, as at any time, that portion of the applicable Term Loan of such Term Loan Lender with respect to which the Cdn Borrower has elected to pay interest on a Libor Basis, and “Cdn Term Loan Libor Loans” means the aggregate of all Cdn Term Loan Libor Loans of all Term Loan Lenders;

“Cdn Term Loan Prime Rate Loan”, with respect to any Term Loan Lender, means, as at any time, that portion of the applicable Term Loan of such Term Loan Lender with respect to which the Cdn Borrower has elected or, under the terms of this Agreement, is required to pay interest

SCHEDULE B – PAGE 10

CREDIT AGREEMENT

on a Prime Rate Basis, and “Cdn Term Loan Prime Rate Loans” means the aggregate of all Cdn Term Loan Prime Rate Loans of all Term Loan Lenders;

“Cdn Term Loan US Base Rate Loan”, with respect to any Term Loan Lender, means, as at any time, that portion of the applicable Term Loan of such Term Loan Lender with respect to which the Cdn Borrower has elected or, under the terms of this Agreement, is required to pay interest on a US Base Rate Basis, and “Cdn Term Loan US Base Rate Loans” means the aggregate of all Cdn Term Loan US Base Rate Loans of all Term Loan Lenders;

“CDOR BA Rate” means, for any Business Day, the discount rate (expressed as an annual percentage, rounded upwards to the nearest fifth decimal point) quoted on the Reuters Screen CDOR page as of 10:00 A.M. (Montréal time) on such day for bankers’ acceptances denominated in Canadian Dollars accepted by the Administrative Agent, having a maturity similar to that of the BAs with respect to which such rate is being determined and, where different rates are shown for different amounts, for an amount which is closest to the aggregate face amount of BAs the Cdn Borrower has requested the applicable Lenders accept on such day. If for any such Business Day such rate does not appear on such CDOR Page, “CDOR BA Rate” shall mean for such day, the arithmetical mean of the discount rates (expressed as an annual percentage, rounded upwards to the nearest fifth decimal point), charged by money market jobbers for non-interest bearing bills of exchange accepted by the Administrative Agent, having a maturity similar to that of the BAs with respect to which such rate is being determined and having a face amount which is closest to the aggregate face amount of BAs the Cdn Borrower has requested the applicable Lenders accept on such day;

“Certain Funds Advance” means an Advance made or to be made under the Credit Facilities during the Certain Funds Period where such Advance is to be made solely for a UK Acquisition Purpose;

“Certain Funds Period” means, the period commencing on May 31, 2012 and ending on the earliest of :

(A) in respect of a Scheme, (i) the date which is 180 days after the date of this Agreement; (ii) the date falling 15 days after the Scheme Date; (iii) the date on which the Scheme lapses, terminates, is withdrawn or is rejected by the Court (unless prior to that date the Cdn Borrower on behalf of UK Bidco has notified the Administrative Agent that it intends to launch an Offer Conversion and the Offer Press Release has been issued in accordance with this Agreement); (iv) the date on which the UK Target becomes a direct or indirect wholly owned subsidiary of the Cdn Borrower and UK Bidco (or the Cdn Borrower on behalf of UK Bidco) has paid for all shares in UK Target beneficially owned by it; and (v) the date on which the European Commission initiates proceedings under Article 6(1)(c) of Council Regulation 139/2004/EC or the UK Target Acquisition is referred to the UK Competition Commission (where such date occurs before the date on which the Shareholder Meeting is held); and

(B) in respect of an Offer, (i) the date which is 30 days after the Unconditional Date or if UK Bidco has issued Squeeze-Out Notices before such date, such longer period as is necessary to enable UK Bidco to implement such Squeeze-Out; (ii) the date which is 180 days after the date of this Agreement; (iii) the date on which the Offer lapses, terminates

SCHEDULE B – PAGE 11

CREDIT AGREEMENT

or is withdrawn; (iv) the date on which the UK Target becomes a direct or indirect wholly owned subsidiary of the Cdn Borrower and UK Bidco (or the Cdn Borrower on behalf of UK Bidco) has paid for all shares in UK Target beneficially owned by it; and (v) the date on which the European Commission initiates proceedings under Article 6(1)(c) of Council Regulation 139/2004/EC or the UK Target Acquisition is referred to the UK Competition Commission (where such date occurs before the first closing date of the Offer or the date on which the Offer becomes or is declared unconditional as to acceptances, whichever is the later);

“Certificate of Officer” means a certificate signed by one (1) Responsible Officer of the Borrowers, attesting and stating that:

6.	said officers have taken cognizance of all the terms of the present Agreement and of all other Operative Documents;

7.	said officers, to the best of their knowledge after diligent enquiry, do not know of the existence, as of the date of the certificate, of a condition or of any fact whatsoever, constituting a Default; and

8.	the representations and warranties made or deemed made by the Borrowers under the Operative Documents are still true and correct as of the date of such certificate;

“Change in Law” means (w) the adoption or the coming into force, of any Law, directive, guideline (whether or not having the force of law) or the interpretation, application or administration thereof by a Governmental Authority or other authority charged with the interpretation, application or administration thereof, (x) any change in any Law, directive or guideline (whether or not having the force of law) or in the interpretation, application or administration thereof by any Governmental Authority or other authority charged with the interpretation, application or administration thereof, (y) any reversal by any Governmental Authority or other authority of an interpretation of any Law, directive or guideline (whether or not having the force of Law), (z) any change in GAAP or any requirement, guideline, directive, interpretation or administrative position with respect to GAAP, or (zz) any compliance by any Lender (or, for purposes of Section 18.8, by any lending office of such Lender or by such Lender’s holding company, if any) with any request, guideline or directive (whether or not having the force of law) of any Governmental Authority or other authority charged with the interpretation, application or administration thereof; in each case, which becomes effective after the date of this Agreement. For purposes of this Agreement, the Dodd Frank Wall Street Reform and Consumer Protection Act, and all requests, rules, regulations, guidelines or directives made or issued thereunder or in connection therewith, and all changes to or further implementation by any Governmental Authority or other authority of Basel III, in each case which are enacted, adopted or issued after November 7, 2011, shall be deemed to constitute a “Change in Law”;

“Change of Control” means, with respect to the Cdn Borrower, any circumstance which would result in any Person or group of Persons acting together holding, directly or indirectly, individually or collectively, a majority of the votes attached to the outstanding Voting Capital Stock of the Cdn Borrower, except for any circumstance where (i) (x) such Person or group of Persons is any one or more of the Principal Shareholders and the Permitted Holders, or (y) such Person or group of Persons acts in concert with one or more of the Principal Shareholders and

SCHEDULE B – PAGE 12

CREDIT AGREEMENT

the Permitted Holders, each of whom holds, directly or indirectly, Voting Capital Stock of the Cdn Borrower (collectively, such Person or group of Persons and such Principal Shareholders and Permitted Holders acting in concert being referred to as the “Concerted Group”); provided that, at all times that such Concerted Group is acting in concert, (A) the aggregate Voting Capital Stock of the Cdn Borrower held directly and indirectly by all of the Principal Shareholders and Permitted Holders so acting in concert within the Concerted Group shall have the right to vote the majority of the votes attached to the aggregate of the Voting Capital Stock of the Cdn Borrower held directly and indirectly by the Concerted Group so acting in concert, and (B) the board of directors of the Cdn Borrower is not nor becomes controlled by any shareholder or group of shareholders acting in concert (other than any one or more of the Principal Shareholders and the Permitted Holders even if such are acting in concert with a Concerted Group), and (ii) the Cdn Borrower remains a corporation with publicly traded shares from and after giving effect thereto;

“CISADA” means the Comprehensive Iran Sanctions, Accountability, and Divestment Act of 2010, United States Public Law 111195, as amended from time to time, and the rules and regulations promulgated thereunder from time to time in effect;

“Clean-Up” means the remediation, containment, removal, treatment, neutralization or inactivation of any Hazardous Material;

“Code” means the United States Internal Revenue Code of 1986, as amended from time to time;

“Commitments”, with respect to any Lender, refers collectively to the Cdn Revolving Commitment, US Revolving Commitment, the Term Loan A Commitment, the Term Loan B Commitment, the Term Loan C Commitment and includes, with respect to the Cdn Swingline Lender, the Cdn Swingline Commitment Amount, and with respect to the US Swingline Lender, the US Swingline Commitment Amount, in each case, as such amounts may be reduced in accordance with the terms of this Agreement;

“Compliance Certificate” means a certificate, substantially in the form of the one attached hereto as Schedule “J”, signed by one (1) Responsible Officer of the Cdn Borrower and delivered pursuant to Sections 14.3 and 14.4;

“Consolidated Basis” means, whenever such expression is being used hereunder with respect to Ratios, financial information or Financial Statements, that such Ratios, financial information or Financial Statements shall be calculated, established and determined on the basis of the consolidated financial data of the Cdn Borrower, excluding however, all the financing data of Innovapost, the whole as determined in accordance with GAAP, applied in a consistent manner;

“Contract Costs” means the following costs incurred in the course of long-term Customer Contracts: (i) integration costs incurred on large outsourcing contracts as well as incentives granted to clients upon signature of long-term outsourcing contracts, (ii) costs of software specifically designed or acquired to provide long-term outsourcing contracts to clients or group of clients, and (iii) reasonable amounts described in (i) or (ii) that arise out of specific long-term outsourcing contracts entered into by an acquired entity;

SCHEDULE B – PAGE 13

CREDIT AGREEMENT

“Control”, “Controls” and “Controlled” when used with respect to any Person means the power to appoint the majority of the members of the board of directors of such Person, directly or indirectly, whether through ownership of capital stock, by contract or otherwise, it being understood, however, that where the power to manage such Person has been, entirely or substantially, removed from its board of directors through a unanimous shareholders’ agreement or otherwise or when such Person does not have a board of directors, then it shall mean the power to direct the management and policies of such Person, directly or indirectly;

“Conversion Date” means any day on which a conversion or rollover is effected;

“Conversion Request” means a notice, substantially in the form of the one attached hereto as Schedule “K”, issued to the Administrative Agent by a Borrower pursuant to Section 7.1;

“Co-operation Agreement” means the agreement between the Cdn Borrower, UK Bidco and UK Target entered into in connection with the Scheme;

“Core Business” means information system and information technology (“IS/IT”) consulting and management services;

“Court” means the High Court of Justice in England and Wales;

“Customer Contract” means a customer contract (including all renewals, amendments, supplements or extensions thereof) entered into by any Restricted Credit Party in connection with services rendered as part of the Core Business;

“Customer Contract Certificate” means a certificate, substantially in the form of the one attached hereto as Schedule “L”, signed by one (1) Responsible Officer of the Cdn Borrower, setting forth, inter alia, the calculations required to establish compliance with the Ratios on a Pro Forma Basis as at the end of then most recently completed fiscal quarter immediately preceding the utilization of the Facilities for the financing of the Customer Contract to which such certificate relates;

“DBRS” means DBRS Limited, and includes any successor thereof;

“Debt” means, for any Person, without duplication:

1.	all Indebtedness for borrowed money, whether or not represented by notes, bonds, debentures or similar indentures;

2.	obligations representing the deferred purchase price of goods and services, excluding trade payables and other accrued current liabilities incurred in the ordinary course of business provided they are payable within 90 days from the date of purchase;

3.	the amount of the Negative Value of Derivative Instruments of such Person that exceeds Cdn$20,000,000, provided that for all purposes of Section 16.6, the Debt of any Restricted Credit Party relating to Derivative Instruments shall be the full amount of the Negative Value of Derivative Instruments of such Restricted Credit Party;

4.	the amount of any Securitization Program conducted by such Person;

SCHEDULE B – PAGE 14

CREDIT AGREEMENT

5.	the obligations, whether or not assumed, which are secured by Liens on the property belonging to such Person or payable out of the proceeds flowing therefrom, other than (i) the Permitted Liens described in clauses 1 to 5, inclusively of the definition of Permitted Liens found in this Schedule “B”, (ii) similar non-consensual Liens included in clause 7 of such definition of Permitted Liens that do not secure any other category of Debt described in this definition, and (iii) the Liens described in clause 9 of such definition of Permitted Liens to the extent same are non-consensual and do not secure any other category of Debt described in this definition;

6.	payment obligations under Capital Leases and Synthetic Leases (excluding, in all cases, operating leases in the manner contemplated under the definition of GAAP);

7.	payment obligations under letters of credit (other than documentary letters of credit contemplating payment against delivery of property), letters of guarantee and bankers’ acceptances; and

8.	payment obligations under Guarantees provided by such Person in respect of the obligations of another Person contemplated in any other clause of this definition;

“Default” means any Event of Default or any default, breach, failure, event, state or condition which, unless remedied or waived, with the lapse of time, giving of notice, making of a determination, or any combination thereof or otherwise, would constitute an Event of Default;

“Defaulting Lender” means any Lender that (A) has failed, within three (3) Business Days of the date required to be funded or paid (whether pursuant to Section 2.9.3, Section 4.6, Section 6.5.3 or otherwise generally pursuant to Section 21.2), to (i) fund any portion of its Loans (including any participations in LCs or Swingline Loans) or (ii) pay over to any Restricted Credit Party any other amount required to be paid by it hereunder, unless, in the case of clause (i) above, such Lender notifies the Administrative Agent in writing that such failure is the result of such Lender’s good faith determination that a condition precedent to funding (specifically identified and including the particular default, if any) a Loan under this Agreement has not been satisfied, (B) has notified the Borrowers or any other Restricted Credit Party in writing, or has made a public statement to the effect, that it does not intend or expect to comply with any of its funding obligations under this Agreement or generally under other agreements in which it commits to extend credit (unless, in all cases, such writing or public statement indicates that such position is based on such Lender’s good faith determination that a condition precedent (specifically identified and including the particular default hereunder, if any and only applicable hereto) to funding, as the case may be, a Loan under this Agreement or a loan under such other agreement, cannot be satisfied), (C) has failed, within three (3) Business Days after request by a Restricted Credit Party, acting in good faith, to provide a certification in writing from an authorized officer of such Lender that it will comply with its obligations (and is financially able to meet such obligations) to fund prospective Loans (including participations in then outstanding LCs and Swingline Loans) under this Agreement; provided that such Lender shall cease to be a Defaulting Lender pursuant to this clause (C) upon such Restricted Credit Party’s receipt of such certification in form and substance satisfactory to it and the Administrative Agent, or (D) has or whose parent has become the subject of an Insolvency Event;

SCHEDULE B – PAGE 15

CREDIT AGREEMENT

“Derivative Instruments” means any documents executed with respect to interest rate swap, index swap, basis swap, equity swap, forward rate swap, commodity swap, cap, floor or collar transaction, tunnel transaction, foreign exchange swap, cross-currency rate swap transaction, foreign exchange forward transaction, currency option or any other similar transaction (including any option with respect to any of these transactions and any combination of these transactions) as well as any other transaction contemplated by the expression “swap transaction” in accordance with the definitions of the International Swap Dealers Association, Inc., as amended and supplemented from time to time;

“Direct Advance” refers to any Advance with respect to which the relevant Borrower has requested that interest thereon be calculated on a Prime Rate Basis, US Base Rate Basis, US Prime Rate Basis or Libor Basis;

“Discount Rate” means (i) with respect to any BA accepted by a Lender that is a bank under Schedule “I” of the Bank Act (Canada), the CDOR BA Rate for the applicable Selected Period, and (ii) with respect to any BA accepted by any Lender that is not a bank under Schedule “I” of the Bank Act (Canada) or any BA Equivalent Note discounted by any Non-BA Lender, the lesser of (a) the rate determined by the Administrative Agent as being the arithmetic average of the actual discount rates of the BA Reference Lenders established in accordance with their normal practices for BAs having a comparable face value and an identical Selected Period as such applicable BA to be accepted or discounted, as the case may be, by each such BA Reference Lender, or (b) the CDOR BA Rate for the applicable Selected Period, plus 0.10%;

“Discounted Proceeds” means, with respect to any BA, an amount equal to the result of the following mathematical formula, rounded to the nearest whole cent and with one-half of one cent being rounded up:

BANKER’S ACCEPTANCE NOMINAL AMOUNT X	(1)
(1 + (A x B/C))

where,

“A” is the Discount Rate applicable to such BA (expressed as a decimal);

“B” is the number of days comprised in the Selected Period selected by the Cdn Borrower with respect to the relevant BA such Lender is requested to issue; and

“C” is 365;

with the price as so determined (namely the parenthetical portion of the above formula) being rounded up or down to the fifth decimal place and .000005 being rounded up;

“Disposition Certificate” means a certificate, substantially in the form of the one attached hereto as Schedule “M”, signed by one (1) Responsible Officer of the Cdn Borrower, setting forth, inter alia, the calculations required to establish compliance with the Ratios on a Pro Forma Basis as at the end of then most recently completed fiscal quarter immediately preceding the occurrence of the Asset Disposition to which such certificate relates;

SCHEDULE B – PAGE 16

CREDIT AGREEMENT

“Dissenting Lenders” refers to Lenders who, following an Extension Request, have refused or are deemed to have refused to extend the Revolving Period and “Dissenting Lender” refers to any one thereof;

“Distributions”, with respect to any Person, means:

1.	the payment or declaration of any dividend or the making of any distribution of any kind or character (whether in cash or property but expressly excluding any such distribution by way of the payment of dividends by the issuance of common stock) in respect of any class of the Capital Stock of such Person or to the holders of any class of its Capital Stock;

2.	the purchase, redemption or other acquisition or retirement for value of any of its Capital Stock or of any options, warrants or rights to purchase or acquire shares of its Capital Stock; and

3.	the setting aside of any funds for any of the foregoing purposes;

“Draft” means a blank non-interest bearing bill of exchange within the meaning of the Bills of Exchange Act (Canada) or a blank depository bill within the meaning of the Depository Bills and Notes Act (Canada), as applicable, drawn by the Cdn Borrower and addressed to a Lender, made payable to that Lender, bearer or a clearing house bearing such distinguishing letters and numbers and being in such form as each Lender may require;

“Draw Request” means a notice, substantially in the form of the one attached hereto as Schedule “N”, issued by a Borrower to the Administrative Agent in connection with any Drawdown requested by such Borrower under the terms hereof;

“Drawdown” means a fresh Advance which is not derived from a conversion or rollover pursuant to Article 7;

“Drawdown Date” means any day on which a Drawdown is made;

“EBITDA” shall have the same meaning, mutatis mutandis, as EBITDAR (as hereinafter defined), save and except for the removal of the reference to Operating Rentals from clause (c) of such definition;

“EBITDAR” means, on a Consolidated Basis or Adjusted Consolidated Basis (as applicable pursuant to Section 14.2), for any period, (a) net income or loss for such period, (b) minus the gains or plus the losses incurred in connection with all extraordinary items, plus (c) all amounts deducted in computing such net income or loss for such period in respect of depreciation and amortization expense (including the non-cash amortization expense of incentive payments), Interest Expense, income tax expense, Operating Rentals and Options Expenses, and minus (d) solely for the purposes of the Ratios, the amount of any Excluded Discounts; provided, however, that

1. if, further to any Acquisition permitted hereunder, the Cdn Borrower or any of its Subsidiaries (or, as applicable, any Restricted Credit Party) acquires a division of a Person, or acquires a Person (which becomes a Subsidiary of the Cdn Borrower (or, as applicable, a Restricted Credit

SCHEDULE B – PAGE 17

CREDIT AGREEMENT

Party) or amalgamates or merges with the Cdn Borrower or any of its Subsidiaries (or, as applicable, any Restricted Credit Party), in each case, in accordance with the provisions hereof (“Acquiredco”), the EBITDAR of Acquiredco for the relevant period, as set out in its historical audited financial statements, may be included in the calculation of EBITDAR hereunder, to the extent not consolidated with the Cdn Borrower or the Restricted Group, as the case may be, in accordance with GAAP, provided that, (i) as at any time where EBITDAR is to be calculated on an Adjusted Consolidated Basis pursuant to Section 14.2, Acquiredco shall have executed a Guarantee Agreement or be subject to a Pledge, as the case may be, in accordance with the provisions of Sections 10.2, 10.3 and 10.4; and (ii) any inclusion of the historical EBITDAR of Acquiredco shall be made by adding thereto (to the extent deducted therefrom in any such relevant Acquiredco’s historical audited financial statements) any non-recurring restructuring charges; and

2. with respect to any permitted Asset Disposition, the EBITDAR attributable to all property disposed of in such Asset Disposition shall be excluded for the relevant period as if such Asset Disposition had occurred as of the first day of such relevant period;

“Environmental Law” means any Applicable Law relating to pollution, the environment or to any activity, event or circumstance in respect of Hazardous Materials and to the Restricted Credit Parties or any of their Business Assets;

“Equivalent” means the equivalent in any currency of any value or sum denominated in any other currency using the Exchange Rate, the whole as calculated by the Administrative Agent as required under the terms hereof on the date that any such calculation is so required to be made;

“ERISA” means the Employee Retirement Income Security Act of 1974 and the regulations promulgated and rulings issued thereunder, the whole as amended from time to time;

“ERISA Event” means (a) the occurrence of any Reportable Event; (b) any failure to meet the minimum funding standard under Section 412 of the Code or Section 302 of ERISA with respect to any Plan, whether or not waived; (c) the filing pursuant to Section 412(d) of the Code or Section 303(d) of ERISA of an application for a waiver of the minimum funding standard with respect to any Plan; (d) the incurrence by a Restricted Credit Party or any of its Related Persons of any liability under Title IV of ERISA with respect to the termination of any Plan; (e) the receipt by a Restricted Credit Party or any Related Person from the PBGC or a plan administrator of any notice relating to an intention to terminate any Plan or to appoint a trustee to administer any Plan; (f) the incurrence by a Restricted Credit Party or any of its Related Persons of any liability with respect to the withdrawal or partial withdrawal from any Plan or Multiemployer Plan; or (g) the receipt by a Restricted Credit Party or any Related Person of any notice, or the receipt by any Multiemployer Plan from a Restricted Credit Party or any Related Person of any notice, concerning the imposition of Withdrawal Liability or a determination that a Multiemployer Plan is, or is expected to be, insolvent or in reorganization, within the meaning of Title IV of ERISA;

“Euros” or “€” each means the single currency of those member states of the European Union participating in the European Monetary Union from time to time;

“Event of Default” means any of the events described in Article 16;

SCHEDULE B – PAGE 18

CREDIT AGREEMENT

“Exchange Rate” means the rate of exchange quoted by the Bank of Canada on the Business Day preceding the day as of which any determination of such rate is required to be made under the terms hereof, as the noon mid-market spot rate for conversions of any currency into another currency;

“Excluded Discounts” means discounts which result in a reduction of actual cash receipts or cash incentives granted during any year of a Customer Contract, unless the relevant Customer Contract and the discounts applicable thereunder meet each of the following requirements:

1.	the aggregate amount of the cash incentives and discounts does not exceed 7.5% of the amount of the cash payments to be made during the term of the relevant Customer Contract (and for greater certainty, only the portion of the discount or cash incentive in excess of the aforesaid 7.5% will be an Excluded Discount to be deducted from EBITDA and EBITDAR);

2.	in the case of a discount incentive, the amount of the applicable associated deferred credit shall be treated as Debt but only for the purpose of the calculation of the Ratios;

3.	the amount of the discount must be fully received by the customer during a period equal to the first 20% of the life of the Customer Contract, not exceeding 2 years; and

4.	the Customer Contract must provide that the unamortized portion of any such discount (calculated on a straight-line basis over the life of the Customer Contract) shall be repaid in the event of the premature termination of the Customer Contract;

“Existing LCs” refers collectively to the outstanding letters of credit set forth in Schedule “O” and any other letter of credit of a Person that becomes a Lender under this Agreement and is designated as an Existing LC by the Administrative Agent;

“Existing Revolving Credit Agreement” means the Borrowers existing third amended and restated credit agreement dated December 2, 2011 among, inter alia, the Borrowers, National Bank of Canada, as administrative agent, and the lenders party thereto, as such agreement was amended effective as of May 25, 2012 and as such agreement may be amended, restated, supplemented or replaced after the date hereof;

“Extension Request” means a notice substantially in the form of the one attached hereto as Schedule “T” issued by the Borrowers to the Administrative Agent in connection with any extension of the Revolving Period;

“Facility” or “Credit Facility” refers to any one of the Cdn Revolving Facility, the US Revolving Facility, the Cdn Swingline Facility, the US Swingline Facility, the Term Loan A Credit Facility, the Term Loan B Credit Facility, the Term Loan C Credit Facility, and “Facilities” or “Credit Facilities” refers collectively to all such facilities;

“Facility Reallocation Request” means a request to the Administrative Agent by the Cdn Borrower, substantially in the form of the one attached hereto as Schedule “P”, whereby the Cdn Borrower requests adjustments to the Revolving Facilities pursuant to the provisions of Section 2.17;

SCHEDULE B – PAGE 19

CREDIT AGREEMENT

“FATCA” refers to Sections 1471 through 1474 of the Code, as of the date of this Agreement (and any amended or successor provision substantively comparable thereto and not materially more onerous to comply with), and any current or future regulations or official interpretations thereof;

“Federal Funds Effective Rate” means, for any day, an annual interest rate equal to the weighted average of the rates on overnight federal funds transactions with members of the Federal Reserve System arranged by federal funds brokers, as published on the next succeeding Business Day by the Federal Reserve Bank of New York, or, if such rate is not so published for any day that is a Business Day, the average quotations for the day of such transactions received by the Administrative Agent from three (3) federal funds brokers of recognized standing selected by the Administrative Agent in consultation with the Borrowers;

“Finance Parties” refers collectively to the Lenders, the LC Issuing Lenders and the Administrative Agent, and “Finance Party” refers to any one thereof;

“Financial Statements” means, with respect to the Cdn Borrower, for any period, all prepared in accordance with GAAP, the balance sheet of the Cdn Borrower as at the end of such period and the related statements of income, of retained earnings, and of cash flows for such period;

“Foreign Restricted Subsidiary” means, for the purposes of Section 2.14, any Authorized Restricted Subsidiary which is organized under the Laws of any jurisdiction other than Canada or any province thereof or the United States of America or any state thereof, and “Foreign Restricted Subsidiaries” means any two or more of them;

“GAAP” means, with respect to the Cdn Borrower, the Accounting Recommendations in the Handbook of the Canadian Institute of Chartered Accountants (“Recommendations”), including, for the avoidance of doubt, IFRS as same is applied by the Cdn Borrower as of and from October 1, 2011, and, when a matter is not covered by a Recommendation, other accounting principles that either (i) are generally accepted by virtue of their use in similar circumstances by a significant number of profit-oriented entities in Canada, or (ii) are consistent with the Recommendations and are developed through the exercise of professional judgment and the application of the concepts described in the financial statement concepts section of the Handbook referred to above; provided that, (x) in the case of either subparagraph (i) or (ii) above, the auditors of the Cdn Borrower will have concurred in the use of such other accounting principles and, with respect to a Restricted Credit Party other than the Cdn Borrower, generally accepted accounting principles applicable to that person and in effect from time to time in the jurisdiction of incorporation of that person, and (y) in all cases, payment obligations under operating leases shall be excluded from the determination of Debt and Interest Expense and acquisition related and associated non recurring integration costs shall be excluded from the determination of EBITDA and EBITDAR, the whole in the manner contemplated and as applicable under GAAP (as the same was applied under the Existing Revolving Credit Agreement);

“Governmental Authority” means Canada, the Provinces thereof, any other sovereign country and any other regional, municipal, state, provincial, local or other subdivision of any jurisdiction, and any other governmental entity of any such jurisdiction and includes any agency, department, commission, office, régie, ministry, tribunal, central bank or other Person exercising executive,

SCHEDULE B – PAGE 20

CREDIT AGREEMENT

legislative, judicial, regulatory or administrative functions of or pertaining to government including the European Union, the European Court of Justice, the European Commission, the European Parliament and the European Central Bank;

“Guarantee Agreement” refers to any guarantee agreement to be entered into from time to time by the Restricted Credit Parties in accordance with the provisions of Article 10;

“Guarantees” means, with respect to any Person, any Indebtedness of another Person which such guaranteeing Person has guaranteed or in respect of which such guaranteeing Person is liable, contingently or otherwise, including by way of agreement to purchase property or services, to provide funds for payment, to supply funds to or otherwise invest in such other Person, or otherwise, in all cases to assure a creditor of such other Person against loss, other than endorsements for collection or deposit in the ordinary course of business. Furthermore, “Guarantee” and “Guaranteeing” shall have correlative meanings. For the purposes of determining compliance with various provisions in this Agreement relating to Guarantees, the amount of any Guarantee shall be deemed to be the lesser of (i) an amount equal to the stated or determinable amount of the primary obligation in respect of which such Guarantee is made (for greater clarity where such primary obligation is to be incurred pursuant to a revolving credit facility, the amount of the aggregate commitments under such a facility shall constitute the stated amount of the primary obligation) and (ii) the maximum amount for which such guaranteeing Person may be liable pursuant to the terms of the instrument embodying such Guarantee, unless such primary obligation and the maximum amount for which such guaranteeing Person may be liable are not stated or determinable, in which case the amount of such Guarantee shall be deemed to be such guaranteeing Person’s maximum reasonably anticipated liability in respect thereof as reasonably determined by the Administrative Agent in good faith;

“Hazardous Material” means any solid, liquid, gas, odour, heat, sound, vibration, radiation or combination of any of them that may (i) impair the quality of the environment for any use that can be made of it, (ii) injure or damage property or plant or animal life, (iii) harm or materially discomfort any individual, (iv) adversely affect the health of any individual, (v) impair the safety of any individual, (vi) render any property or plant or animal life unfit for use by man, (vii) cause loss of enjoyment of normal use of property, or (viii) interfere with the normal course of business, and includes any material or substance that may be defined or regulated under any Environmental Law;

“IFRS” means the International Financial Reporting Standards (formerly known as the International Accounting Standards), as set and promoted by the International Accounting Standards Board (formerly known as the International Accounting Standards Committee);

“Income Taxes” means taxes based on or measured by income or profit of any nature of kind;

“Indebtedness” of any Person means (without duplication) all obligations of such Person which in accordance with GAAP should be classified upon a balance sheet of such Person as liabilities of such Person, and in any event includes all Debt (other than obligations referred to in clause 5 of the definition of Debt found in this Schedule “B” which are not, in accordance with GAAP, required to be classified as liabilities on the balance sheet, nor noted as contingent liabilities in the notes to the Financial Statements) of such Person;

SCHEDULE B – PAGE 21

CREDIT AGREEMENT

“Indemnified Parties” refers collectively to the Finance Parties, each of their Affiliates as well as their respective directors, officers, employees, advisors, representatives and agents and “Indemnified Party” refers to any one thereof;

“Indemnified Taxes” has the meaning ascribed to it in Section 18.1;

“Information” has the meaning ascribed to it in subsection 22.18.2;

“Innovapost” means Innovapost Inc., a joint venture of the Cdn Borrower with Canada Post, and includes any successor thereto;

“Insolvency Event” means with respect to any Person, the occurrence of any of the following events:

1.	an order is made that such Person be wound up; or

2.	an order appointing a liquidator, an administrator or a provisional liquidator in respect of such Person is made, or one of them is appointed; or

3.	a receiver, receiver and manager, statutory manager, trustee or similar official, is, after notice to such Person, appointed in respect of such Person or all or substantially all of its assets; or

4.	such Person enters into, or resolves to enter into, an arrangement or reconstruction or composition with, or assignment for the benefit of, all or any class of its creditors or it proposes a reorganization, moratorium or other administration involving any of them for reasons relating to insolvency; or

5.	such Person is declared to be in a final judgement or states that it is unable to pay its debts generally when they fall due; or

6.	such Person resolves to wind itself up, assigns itself into bankruptcy (including by filing a voluntary petition under Title 11 of the United States Code) or commits any act of bankruptcy as such term is defined in the Bankruptcy and Insolvency Act (Canada) or in any other legislation applicable to such Person, or gives notice of its intention to do so for reasons relating to insolvency; or

7.	such Person takes any steps to obtain or is granted protection from its creditors, under any Applicable Law; or

8.

(a) the commencement of an involuntary proceeding or the filing of an involuntary petition against such Person (i) seeking to adjudicate such Person a bankrupt or insolvent or seeking bankruptcy, liquidation, reorganization, dissolution, winding up, a composition or arrangement with creditors, a readjustment of debts, or other relief with respect to such Person or its debts or a substantial part of its assets under any Law relating to bankruptcy, insolvency, reorganization, receivership, relief of debtors or other similar Law now or hereafter in effect, including any plan of arrangement or compromise or other similar corporate proceeding involving or affecting the creditors of such Person or such Person’s property or a substantial portion thereof, or (ii) seeking the appointment

SCHEDULE B – PAGE 22

CREDIT AGREEMENT

of a trustee, receiver, liquidator, custodian or other similar official of it or any substantial part of its assets, the issuance of a writ of attachment, execution, or similar process, or like relief if, in each such case mentioned in (i) or (ii) above, subparagraphs (b), (c) or (d) of this paragraph 8 do not apply and such involuntary proceeding shall remain undismissed and unstayed for a period of thirty (30) days; (b) an order for relief is entered against such Person under the Bankruptcy and Insolvency Act (Canada), the Companies’ Creditors Arrangement Act (Canada), the Winding-Up and Restructuring Act (Canada) or any other present or future federal bankruptcy or insolvency Laws of Canada or Title 11 of the United States Code as now or hereafter in effect; (c) filing by such Person of an answer admitting the material allegations of a petition filed against it in any involuntary proceeding commenced against it; or (d) consent by such Person to any relief referred to in this paragraph 8 or to the appointment of or taking possession by any such official in any involuntary proceeding commenced against it; or

9.	anything analogous or having a substantially similar effect to any of the events specified above happens under the Law of any applicable jurisdiction;

“Interest and Rent Coverage Ratio” means, for each period consisting of the then most recent four (4) fiscal quarters of the Cdn Borrower, the ratio of (i) EBITDAR in respect of such period to (ii) the total of the Interest Expense and the Operating Rentals in respect of such period;

“Interest Expense” for any period, means all interest and all amortization of debt discount and expense for such period on each item of Debt for which such calculations are being made, calculated on a Consolidated Basis or Adjusted Consolidated Basis (as applicable pursuant to Section 14.2), excluding, for greater certainty, any payment obligations under operating leases in the manner contemplated in the definition of GAAP;

“Interest Payment Date” means:

1.	with respect to the Prime Rate Loans, the US Prime Rate Loans and the US Base Rate Loans, the first (1st) Business Day of each and every calendar month of each year with respect to amounts of interest accrued to and including the last day of the previous month; and

2.	with respect to the Libor Loans, for each Selected Amount:

(ii)	the Selected Maturity Date applicable to such Selected Amount where the relevant Selected Period is 3 months or less; and

(iii)	where the relevant Selected Period is greater than 3 months, the fourth Business Day following each period of 3 months during such Selected Period and the Selected Maturity Date applicable to such Selected Amount;

in each case, with respect to amounts of interest accrued to and including the immediately preceding day;

SCHEDULE B – PAGE 23

CREDIT AGREEMENT

“Investment” means all investments, in cash or by delivery of property, or by the assumption of Indebtedness or other obligations (other than any investment which would constitute a Permitted Acquisition hereunder and other than any Cash Equivalent Investments or investments of funds held for clients in Marketable Securities), made directly or indirectly in any Person, whether by acquisition of Capital Stock or assets, or by loan, advance, capital contribution or otherwise, calculated at the actual amount at which such investments were made and net of Distributions paid in cash to any Restricted Credit Party in respect of any such investments since the date such investment was made;

“ISDA Contracts” is the collective reference to the Derivative Instruments between any of the Restricted Credit Parties and any Lender or any Affiliate of any Lender (whether directly or by way of assignment), and “ISDA Contract” refers to any one thereof;

“ISDA Master Agreement” means any of the 1992 ISDA Master Agreement or the 2002 ISDA Master Agreement as published by the International Swaps and Derivatives Association, Inc. and includes all schedules, supplements, annexes and confirmations attached thereto as incorporated therein, as such agreement may be amended, supplemented or replaced from time to time;

“Issuance Date” means:

1.	with respect to any LC, the date on which the relevant LC Issuing Lender issued same; and

2.	with respect to any BA, the date on which the relevant Lender accepted same;

“Law” means any international treaty, any domestic or foreign constitution or any federal, provincial, territorial, state, municipal, county or local statute, law, ordinance, code, rule, regulation or order (including any consent, decree or administrative order) or any directive, guideline, policy or authorization of any Governmental Authority;

“LC Fee” means the fee payable on any LC in accordance with the provisions of Section 6.3;

“LC Issuing Lenders” refers collectively to the Cdn LC Issuing Lender and the US LC Issuing Lender, and “LC Issuing Lender” refers, with respect to the Cdn Revolving Facility, to the Cdn LC Issuing Lender and, with respect to the US Revolving Facility, to the US LC Issuing Lender;

“LC Issuing Offices” refers collectively to the Cdn LC Issuing Office and the US LC Issuing Office, and “LC Issuing Office” refers, with respect to the Cdn LC Issuing Lender, Cdn LC Issuing Office and, with respect to the US LC Issuing Lender, the US LC Issuing Office;

“LC Liability” with respect to any Lender, refers collectively to the Cdn Revolving LC Liability and US Revolving LC Liability of such Lender, and “LC Liabilities” refers collectively to the Cdn Revolving LC Liabilities and US Revolving LC Liabilities;

“LCs” is the collective reference to any outstanding letter of guarantee or any stand-by or other letter of credit (including a documentary letter of credit) and all renewals and substitutions therefor, issued from time to time by an LC Issuing Lender under the Cdn Revolving Facility or the US Revolving Facility, in accordance with the provisions hereof, provided that with respect

SCHEDULE B – PAGE 24

CREDIT AGREEMENT

to the US Revolving Facility, it shall not include any letter of guarantee, and “LC” means any one of the LCs;

“Lender” means any Person:

1.	named in Schedule “A”; or

2.	which has become a party hereto in accordance with Section 22.5;

and which has not ceased to be a party hereto in accordance with the terms hereof, and “Lenders” is the collective reference to all such Persons. For greater clarity, where a Lender makes available any of its Commitments from different branches, such Lender shall still be considered as the same Lender for all of its Commitments;

“Lenders’ Counsel” means (i) in Canada and in the U.S.A., Osler, Hoskin & Harcourt LLP, (ii) in the United Kingdon, Clifford Chance LLP, and (iii) in each other relevant jurisdiction, such firm of solicitors as the Administrative Agent may select;

“Leverage Ratio” means, as of any date of determination, the ratio of (i) Debt (other than obligations referred to in clause 5 of the definition of Debt found in this Schedule “B” which are not, in accordance with GAAP, required to be classified as liabilities on the balance sheet nor noted as contingent liabilities in the notes to the Financial Statements) as of such date on a Consolidated Basis or Adjusted Consolidated Basis (as applicable pursuant to Section 14.2) plus the amount of the deferred credit applicable in connection with Customer Contracts, as referred to in the definition of Excluded Discounts found in this Schedule “B”, to (ii) EBITDA for the period consisting of the then most recent four (4) fiscal quarters of the Cdn Borrower;

“Libor” for each Selected Period of each Selected Amount of each Libor Loan means the percentage rate per annum (based on (y) in respect of Libor Loans denominated in US$ or Euros, a three hundred sixty (360) day year, and (z) in respect of Libor Loans denominated in Sterling, a three hundred and sixty-five (365) day year, in each case, and rounded upwards, if necessary, to the nearest whole multiple of 1/100 of 1%) determined by the Administrative Agent as the interest rate for deposits in the relevant currency appearing on the display referred to as the “LIBOR 01 Page” (or any display substituted therefor) of Reuter Monitor Money Rates Service for such Selected Period as of 11:00 A.M. (London time) on the Quotation Date for such Selected Period and for a period similar to such Selected Period or, if such page or such service shall cease to be displayed or published, such other page or such other service for the purpose of displaying or publishing the British Bankers’ Association Interest Settlement Rate for such currency as the Administrative Agent shall select. If no quotation for the relevant currency and Selected Period is displayed or published to permit the Administrative Agent to determine Libor in accordance with the foregoing, Libor will be determined by the Administrative Agent with reference to the rate of interest (based on (y) in respect of Libor Loans denominated in US$ or Euros, a three hundred sixty (360) day year, and (z) in respect of Libor Loans denominated in Sterling, a three hundred and sixty-five (365) day year, in each case, rounded upwards, if necessary, to the nearest whole multiple of 1/100 of 1%) quoted by the Administrative Agent as the rate at which the Administrative Agent was offering deposits in a representative amount in the currency of such Libor Loan to prime banks in the London interbank market for such Selected Period as of 11:00 A.M. (London time) on the Quotation Date for such Selected Period.

SCHEDULE B – PAGE 25

CREDIT AGREEMENT

With respect to Libor Loans to be made under the US Revolving Facility, Libor shall be determined on the basis of the Reserve Adjusted Libor;

“Libor Basis”, means the calculation of interest on the Libor Loans as provided in Section 5.3;

“Libor Loan”, with respect to any Lender, refers collectively to the Cdn Revolving Libor Loan, the US Revolving Libor Loan and the Cdn Term Loan Libor Loan of such Lender, and “Libor Loans” refers collectively to the Libor Loans of all Lenders;

“Lien” means (i) any right of set-off or combination of accounts intended to secure the payment or performance of an obligation, (ii) any interest in property securing an obligation owed to, or a claim by, a Person other than the owner (which for the purposes hereof shall include a possessor under a title retention agreement and a lessee under a Capital Lease or in a Sale and Leaseback Transaction) including by way of mortgage, pledge, charge, lien, assignment by way of security, hypothecation, security interest, hire purchase agreement, conditional sale agreement, deposit arrangement, deemed trust, title retention, Capital Lease, discount, factoring or securitization arrangement deemed trust, on recourse terms, (iii) any preference, priority, adverse claim, levy, execution, seizure, attachment, garnishment or other encumbrance which binds property, and (iv) any agreement to grant any of the foregoing rights or interests;

“Litigation” means any grievance, investigation, litigation, legal action, lawsuit or other proceeding (whether civil, administrative, quasi-criminal or criminal) by or before any Governmental Authority or arbitrator;

“Loan” means, with respect to any Lender, the aggregate of the Cdn Revolving Loan, the US Revolving Loan and the Term Loans of such Lender, and includes, with respect to each Swingline Lender, its Swingline Loan, together with any other amount in principal, interest, fees and accessories and interest on arrears of interest, fees and accessories, in each case, due and payable to such Lender and such Swingline Lender by the Borrowers or any one thereof; and “Loans” means the aggregate of all Loans of all Lenders;

“Loan Transfer Agreement” refers to an agreement substantially in the form of the one attached hereto as Schedule “Q” whereby a Lender makes an Assignment;

“Local Taxes” has the meaning ascribed to it in Section 18.1;

“Loss Event” has the meaning ascribed to it in Section 19.5;

“Major Credit Facility” means this Agreement and any other working capital credit, loan or borrowing facility (including any renewal, extension, replacement or refinancing thereof) entered into on or after the date of this Agreement by the Cdn Borrower or any Restricted Subsidiary in a principal amount equal to or greater than Cdn$15,000,000 (or its equivalent in another currency);

“Major Default” means, with respect to the Cdn Borrower and its Subsidiaries only (and not, for the avoidance of doubt, relating to any member of the UK Target Group), any circumstance constituting a Default or Event of Default under any of the following:

(i) Section 16.1;

SCHEDULE B – PAGE 26

CREDIT AGREEMENT

(ii) Section 16.2 insofar as it relates to a breach of a Major Representation;

(iii) Section 16.4 insofar as it relates to a breach of Section 15.1, Section 15.2, Section 15.3, Section 15.4, Section 15.5, Section 15.6, Section 15.7, Section 15.8, Section 15.9, Section 15.10 or Section 15.12;

(iv) Section 16.5 insofar as it relates to Section 13.1, Section 13.2, Section 13.3, Section 13.4, Section 13.7, Section 13.10, Section 13.11, Section 13.12 or Section 13.13 (but in so far as it relates to a breach of Section 13.13, excluding the Scheme Undertakings at paragraphs 1(d)(i), 1(d)(ii), 1(e)(i), 1(e)(ii), 1(e)(iii) and 1(e)(iv) and the Offer Undertakings at paragraphs 2(a)(i), 2(a)(ii), 2(b)(i), 2(b)(ii), 2(b)(iii) and 2(e) of Schedule U to this Agreement);

(v) Section 16.7;

(vi) Section 16.10; or

(vii) Section 16.12;

“Major Representation” means a representation or warranty with respect to the Cdn Borrower and its Subsidiaries only (and not, for the avoidance of doubt, relating to any member of the UK Target Group) under any of Section 12.1; Section 12.2; Section 12.3; Section 12.4; Section 12.28 and Section 12.29;

“Majority Lenders” means (i) at any time prior to the termination of the Commitments, Lenders whose Commitments represent at least 51% of the Facilities, and (ii) as of and from the termination of the Commitments, Lenders to which at least 51% of the Loans (other than the Swingline Loans) are due;

“Marketable Securities” means (i) Cash Equivalent Investments and (ii) other marketable securities otherwise contemplated by the Cdn Borrower’s investment policy relating to funds held for clients as approved from time to time by the audit committee of the board of directors of the Cdn Borrower and remitted to the Administrative Agent prior to the effective date of such investment policy;

“Material Adverse Effect” means the occurrence or the failure to occur of any event or series of events which either singly or in the aggregate would have a material adverse effect (i) upon the business, liabilities, assets, operating results or financial condition of the Cdn Borrower and its Subsidiaries taken as a whole, (ii) on the ability of any one of the Restricted Credit Parties to perform any of its material obligations under the Operative Documents to which it is a party, or (iii) on the validity or enforceability of any Operative Document;

“Moody’s” means Moody’s Investors Service, Inc., and includes any successor thereof;

“Multiemployer Plan” means any Plan which is a multiemployer plan (as such term is defined in Section 4001(a)(3) of ERISA);

“Negative Value of Derivative Instruments” means the aggregate amount that would be payable to all counterparties by any Restricted Credit Party (net of all amounts that would be

SCHEDULE B – PAGE 27

CREDIT AGREEMENT

payable by any such counterparty to any such Restricted Credit Party) on the date of determination pursuant to Section 6(e)(ii)(2)(A) of each ISDA Master Agreement governing the relevant Derivative Instruments as if all such Derivative Instruments under such ISDA Master Agreements were being terminated on that day using, in the case of the 1992 ISDA Master Agreement only, the Market Quotation (as such term is defined in such ISDA Master Agreement) derived from each such counterparty’s estimate at mid-market of the amounts that would be paid for Replacement Transactions (as such term is defined in such ISDA Master Agreement);

“Net Proceeds” means, for the purposes of Section 15.7, the gross amount of proceeds payable to any Restricted Credit Party in cash or Cash Equivalent Investments arising from the sale, transfer, lease, assignment or other disposition or alienation of any of the property and assets (including Capital Stock) of any Restricted Credit Party, or from proceeds of insurance relating to the destruction of property or assets to the extent that such proceeds are not being applied to replace, restore or rebuild the assets so destroyed (an “Asset Disposition”), less (i) the amounts payable to discharge, radiate or otherwise release Permitted Liens on the property or assets being disposed of, (ii) the amount of Taxes arising from each such Asset Disposition and which cannot be offset against losses, depreciation or otherwise such that same must actually be paid in cash, and (iii) reasonable out-of-pocket costs, fees and expenses incurred in connection with such Asset Disposition, including commissions, but excluding any amounts paid to Affiliates of any such Restricted Credit Party;

“New Lender” means, as at any time, for the purposes of Section 2.21, any commercial bank, finance company, or other financial institutions (not then a party to this Agreement) which is acceptable to the Administrative Agent, the LC Issuing Lenders and the Borrowers, in each case, acting reasonably, and which would become a Lender hereunder by providing an Additional Revolving Commitment pursuant to such Section 2.19 and “New Lenders” refers to all such New Lenders;

“Non-BA Lender” means any Lender which is a “foreign bank” (other than an “authorized foreign bank”), as such terms are defined in the Bank Act (Canada), or which does not or cannot, in the ordinary course of business or as a matter of general policy, accept bills of exchange under the Bills of Exchange Act (Canada) or depository bills under the Depository Bills and Notes Act (Canada) which would constitute banker’s acceptances for the remaining Lenders, and “Non-BA Lenders” is the collective reference to all such Persons;

“Non-US Lender” has the meaning ascribed to it in Section 18.5;

“Note Purchase Agreements” refers collectively to the 2004 Note Purchase Agreement and the 2011 Note Purchase Agreement and, for purposes of Section 15.2.2 and paragraph 12 of the definition of “Permitted Liens” only, any other note purchase agreements entered into after the date of this Agreement;

“NPA Indebtedness” means, as at any time, the aggregate principal amount of all notes issued by the Cdn Borrower under the Note Purchase Agreements and outstanding at such time, together with any amount in interest, fees and make-whole payment then due and payable in connection with such notes;

SCHEDULE B – PAGE 28

CREDIT AGREEMENT

“OFAC” means the Office of Foreign Assets Control, U.S. Department of Treasury;

“OFAC Listed Person” means a Person whose name appears on the list of Specially Designated Nationals and Blocked Persons published by OFAC;

“Offer” means an offer, on terms satisfactory to the Co-Lead Arrangers and the Majority Lenders, to be made by or on behalf of UK Bidco following an Offer Conversion, to acquire all of the UK Target Shares not already owned by UK Bidco as such offer may from time to time be waived, amended or modified as permitted in accordance with this Agreement, provided that the consent of the Majority Lenders to the terms of the Offer shall not be required if (i) the Offer is recommended by the board of directors of the UK Target, (ii) the Offer is on substantially the same terms and conditions as the Scheme; and (iii) the Offer includes a minimum tender condition of not less than 90 per cent in value of each class of the shares (including options and equivalent or similar securities) to which the Offer relates and, where the shares are voting shares, not less than 90 per cent of the voting rights carried by those shares (or, in each case, if required by the Panel and agreed to by the Co-Lead Arrangers, such lesser percentage (being at least 75%) as the Panel specifies);

“Offer Conversion” has the meaning specified in Section 13.12;

“Offer Conversion Notice” has the meaning specified in Section 13.12;

“Offer Documents” means the offer document which is to be sent by or on behalf of UK Bidco to the UK Target Shareholders in respect of the Offer and any other document designated as an “Offer Document” by the Administrative Agent and the Cdn Borrower;

“Offer Press Release” means the press announcement in the form agreed by or on behalf of the Cdn Borrower and the Co-Lead Arrangers to be issued by or on behalf of UK Bidco announcing the terms of the Offer pursuant to Rule 2.7 of the UK Code;

“Offer Undertakings” means the Offer related undertakings specified in Schedule U of this Agreement;

“Obligations” refers collectively to the performance by the Restricted Credit Parties of all of their obligations under the Operative Documents including, the obligation of the Borrowers to repay the Loans upon the terms and conditions provided for hereunder and the obligations of the Restricted Credit Parties in respect of ISDA Contracts;

“Operative Documents” refer collectively to this Agreement, each Guarantee Agreement, the ISDA Contracts, any cash management arrangements, and each certificate, document, instrument or agreement (including any fee letters) delivered by any Finance Party to the Administrative Agent or the Lenders or entered into by or between any Restricted Credit Party, any Finance Party, the Administrative Agent or any other Person in connection with the transactions contemplated herein or therein or which is supplemental hereto or thereto, and “Operative Document” refers to any one thereof;

SCHEDULE B – PAGE 29

CREDIT AGREEMENT

“Operating Rentals” means, as to any Person, for any period, the operating rental payments of such Person for the preceding four-quarter period, the whole calculated on a Consolidated Basis or Adjusted Consolidated Basis (as applicable pursuant to Section 14.2);

“Options Expenses” for any period, means all non-cash compensation charges for such period arising from any grant or issuance of stock options or other equity-based awards relating to employee benefit or other management compensation plans of the Cdn Borrower or any of its Subsidiaries, the whole calculated on a Consolidated Basis or Adjusted Consolidated Basis (as applicable pursuant to Section 14.2);

“Panel” means The Panel on Takeovers and Mergers in the United Kingdom;

“Participant” has the meaning ascribed to it in subsection 22.5.5;

“Patriot Act” means the USA Patriot Act (Title III of the Pub. L. 107-56 signed into Law October 26, 2001; as amended;

“PBGC” means the Pension Benefit Guaranty Corporation or any Governmental Authority succeeding to any of its functions;

“Permitted Acquisition” refers to any Acquisition by any Restricted Credit Party made in accordance with the provisions of Sections 14.6 and 15.5;

“Permitted Holders” means (i) any of the spouse, children or other lineal descendants (whether adoptive or biological) of any of the Principal Shareholders, (ii) any revocable or irrevocable intervivos or testamentary trust or the probate estate of any of the Principal Shareholders or any individuals named in clause (i) above, so long as one or more of the Principal Shareholders or any of the foregoing individuals named in clause (i) above is the principal beneficiary of such trust or probate estate, and (iii) any person all of the voting capital stock of which is held, directly or indirectly, by, or for the benefit of, one or more of the Principal Shareholders or any of the foregoing individuals or trusts specified in clauses (i) and (ii) above;

“Permitted Liens” means, with respect to any Person:

1.

any Lien created by Law that is assumed in the ordinary course of business and in order to exercise same, which has not at such date been registered in accordance with applicable Laws against such Person, which relates to obligations which are not yet due, which is not related to any loan of money or obtention of credit and which, in the aggregate, do not affect in a material way the use, the income or the benefits flowing from the property so charged in the conduct of the business of such Person; any Lien resulting from judgments or decisions which such Person has, at such date, appealed or in respect of which it has sought revision and obtained a suspension of execution pending the appeal or the revision; any Lien for taxes, assessments or governmental claims or other impositions not yet due or matured or in respect of which the validity at such date has been contested in good faith by such Person before a competent tribunal or other governmental body in accordance with the provisions of Section 13.7; or which relates to a deposit of monies or securities in the ordinary course of business with respect to any

SCHEDULE B – PAGE 30

CREDIT AGREEMENT

Lien referred to in this paragraph, or to secure workmen’s compensation, surety or appeal bonds or security for costs of litigation;

2.	any right of a municipality, governmental body or other public authority pursuant to any lease, license, franchise, grant or permit obtained by such Person, or any right resulting from a legislative provision, to terminate such lease, license, franchise, grant or permit, or requiring an annual or periodic payment as a condition of its extension;

3.	any Lien granted by such Person to a public body, or to a municipal or governmental authority or public utility, or which may be imposed by one or the other, when required by such body or authority with respect to the operations of such Person or in the ordinary course of its business;

4.	real rights granted in favour of municipal authorities or public utilities on immovables acquired from time to time by such Person which do not adversely affect the value or marketability of such Person‘s immovable property in a material way;

5.	minor title defects, homologated lines, zoning and building by-laws, ordinances, regulations and other governmental restrictions on the use of property, provided that none of the foregoing adversely affect the value or marketability of such Person’s immovable property in a material way;

6.	Liens in favour of a seller of assets or a lender which finances the purchase of such assets, provided that such Lien is limited to the assets purchased and that the Indebtedness secured by such Lien does not exceed 100% of the acquisition price of the assets so acquired (including Sales Taxes) and provided that the Indebtedness secured thereby does not, together with the amount of Indebtedness set out in clauses 7, 8 and 9 of this definition, exceed an amount equal to 15% of the Shareholders’ Equity of the Cdn Borrower as determined in the last quarterly or annual Financial Statements, whichever were most recently submitted;

7.	Liens on property existing immediately prior to the time of acquisition thereof and not incurred in anticipation of the financing of such acquisition, provided that the Indebtedness secured thereby does not, together with the amount of Indebtedness set out in clauses 6, 8 and 9 of this definition, exceed an amount equal to 15% of the Shareholders’ Equity of the Cdn Borrower as determined in the last quarterly or annual Financial Statements, whichever were most recently submitted;

8.	Sale and Leaseback Transactions (other than Sale and Leaseback Transactions that are otherwise accounted for as operating leases in accordance with GAAP), Capital Leases and other similar transactions, provided that the Indebtedness thereunder does not, together with the amount of Indebtedness set out in clauses 6, 7 and 9 of this definition, exceed an amount equal to 15% of the Shareholders’ Equity of the Cdn Borrower as determined in the last quarterly or annual Financial Statements, whichever were most recently submitted;

9.	Liens (i) created to secure Debt of the Restricted Credit Parties permitted hereunder, or (ii) securing up to Cdn$25,000,000 of due and unpaid obligations of the Restricted

SCHEDULE B – PAGE 31

CREDIT AGREEMENT

Subsidiaries (such as landlord liens and similar Liens created by Law), provided that such Debt and due and unpaid obligations do not, together with the amount of Indebtedness set out in clauses 6, 7 and 8 of this definition, exceed an amount equal to 15% of the Shareholders’ Equity of the Cdn Borrower as determined in the last quarterly or annual Financial Statements, whichever were most recently submitted;

10.	Liens created in favour of the Administrative Agent or the Lenders pursuant to this Agreement;

11.	to the extent such Person is a Permitted Pledgor, any Lien created in favour of finance parties under the Existing Revolving Credit Agreement to secure indebtedness thereunder and under other “Operative Documents” (as such term is defined in the Existing Revolving Credit Agreement) or holders of notes under the Note Purchase Agreements to secure NPA Indebtedness, provided that such Lien shall be limited to the Capital Stock held by such Person in any relevant Pledged Restricted Subsidiary, and provided further that such Capital Stock shall have been pledged on a pari passu basis in favour of the Finance Parties prior to or concurrently with the granting of such Lien, the whole in accordance with the provisions of Section 10.3 and pursuant to documentation in form and substance reasonably satisfactory to the Majority Lenders (including, but not limited to, security agreements and other necessary or desirable collateral agreements and instruments, an intercreditor agreement and opinions of counsel reasonably satisfactory to the Majority Lenders); and

12.	Liens securing any amounts owed or outstanding under or pursuant to, or governed by, any Major Credit Facility or any Note Purchase Agreements to the extent this Agreement and the Guarantee Agreements are also concurrently secured equally and ratably pursuant to documentation in form and substance reasonably satisfactory to the Majority Lenders (including, but not limited to, security agreements and other necessary or desirable collateral agreements and instruments, an intercreditor agreement and opinions of counsel reasonably satisfactory to the Majority Lenders);

“Permitted Pledgor” has the meaning ascribed to it in paragraph 10.3.1;

“Person” means an individual, corporation, estate, partnership, trust, joint venture, other legal entity, unincorporated association or Governmental Authority;

“Plan” means any employee pension benefit plan (as defined in Section 3(2) of ERISA), other than a Multiemployer Plan, subject to the provisions of Title IV of ERISA or Section 412 of the Code or Section 302 of ERISA, and in respect of which a Restricted Credit Party or any Related Person is (or, if such plan were terminated, would under Section 4069 of ERISA be deemed to be) an “employer” as defined in Section 3(5) of ERISA;

“Pledge” refers to any first-ranking pledge contemplated in subsection 10.3;

“Pledged Restricted Subsidiary” has the meaning ascribed to it in Section 10.3;

SCHEDULE B – PAGE 32

CREDIT AGREEMENT

“Prime Rate” means, for any day, a rate per annum equal to the greater of (y) the Administrative Agent’s Prime Rate for such day; and (z) the 30 Day CDOR BA Rate in effect on such day plus 1.00%; in each case, as adjusted from time to time without notice to the Borrowers;

“Prime Rate Basis” means the calculation of interest on the Prime Rate Loans as provided in Sections 3.3 and 3.6;

“Prime Rate Loan”, with respect to any Lender, refers to the Cdn Revolving Prime Rate Loan or Cdn Term Loan Prime Rate Loans of such Lender and, in the case of the Cdn Swingline Lender, its Cdn Swingline Prime Rate Loan, and “Prime Rate Loans” refers to all Prime Rate Loans of all Lenders;

“Principal Shareholders” means, collectively, Serge Godin, André Imbeau and Jean Brassard;

“Pro Forma Basis” means, with respect to (i) the making or effecting of an Asset Disposition, a Permitted Acquisition where EBITDA and EBITDAR of the Target is not included in the calculation of EBITDA and EBITDAR (subject to (ii)) or the utilization of the Facilities for the financing of any Customer Contract contemplated in Section 14.7 (each of the foregoing being referred to as an “event” and collectively as the “events”), the calculation of the relevant components of the Ratios calculated on a Consolidated Basis or Adjusted Consolidated Basis (as applicable pursuant to Section 14.2), as of the end and for the four (4) fiscal quarters immediately succeeding the occurrence of such event, taken as one period and after giving pro forma effect to the occurrence of such event (and all other such events), as if such event had occurred on the first day of such four-quarter period or (ii) the making or effecting of a Permitted Acquisition where EBITDA and EBITDAR of the Target is included in the calculation of EBITDA and EBITDAR (each of the foregoing being referred to as an “acquisition event” and collectively as the “acquisition events”), the calculation of the relevant components of the Ratios calculated on a Consolidated Basis or Adjusted Consolidated Basis (as applicable pursuant to Section 14.2), as of the end and for the four (4) fiscal quarters immediately preceding the occurrence of such acquisition event, taken as one period and after giving pro forma effect to the occurrence of such acquisition event (and all other such acquisition events), as if such acquisition event had occurred on the first day of such four-quarter period;

“Proceeds of Realization” refers to any and all monies received, collected, generated or that arose from the exercise of any Rights, Remedies and/or Recourses including any monies involved in any operation of compensation or set-off;

“Pro Rata Basis” means, with respect to any repayment or prepayment of the outstanding Debt under the Facilities pursuant to an Asset Disposition as contemplated in Section 15.7, that such pro rata portion of such Debt under the Facilities shall be calculated by multiplying (i) the aggregate principal amount of the Senior Indebtedness to be so repaid or prepaid by (ii) a fraction, the numerator of which is the aggregate principal amount of the Debt then outstanding under the Facilities and the denominator of which is the aggregate principal amount of Senior Indebtedness then outstanding (including under the Facilities) that may receive any portion of such repayment or prepayment;

“Public Company Acquisition” has the meaning ascribed to it in Section 10.2;

SCHEDULE B – PAGE 33

CREDIT AGREEMENT

“Qualified Lender” means a bank whose senior, unsecured, non-credit enhanced, long term debt is rated at least A3, A- or A low by at least two of Moody’s Investor Services Inc, Standard & Poor’s, a division of McCraw-Hill Companies, Inc. and Dominion Bond Rating Service Limited, respectively;

“Quotation Date” means, in relation to any Selected Period, the day on which quotations would ordinarily be given by prime banks in the relevant interbank market for deposits in the currency in relation to which such rate is to be determined for delivery on the first day of that Selected Period provided that, if, for any such Selected Period, quotations would ordinarily be given on more than one date, the Quotation Date for that Selected Period shall be the last of those dates. As of the date of this Agreement, the Quotation Date for a Selected Period relating to a Libor Loan (i) in Sterling, is the first day of such Selected Period, and (ii) in US Dollars or Euros, is two (2) Banking Days’ prior to the first day of such Selected Period;

“Rateable Share” means, with respect to any Lender:

1.	in connection with the fees, expenses and costs as well as the Proceeds of Realization and the Realization Costs, the credit and compensating balances and indemnities, the ratio of the Loan of such Lender to the Loans;

2.	with respect to the Cdn Revolving Facility, the ratio of the Cdn Revolving Commitment of such Lender to the Cdn Revolving Facility;

3.	with respect to the US Revolving Facility, the ratio of the US Revolving Commitment of such Lender to the US Revolving Facility; and

4.	with respect to a Term Loan, the ratio of the Commitment of such Lender under such Term Loan to the applicable Term Loan Commitment;

“Ratios” refers collectively to the financial ratios referred to in Section 14.1;

“Realization Costs” refers collectively to:

1.	all cost and expenses incident to the exercise of Rights, Remedies and/or Recourses including reasonable fees and out-of-pocket expenses of counsel, accountants and other professionals, escrow fees, recording fees, broker’s fees, any fees, costs and expenses incurred in connection with any sale or foreclosure of any property or assets, and all applicable transfer and mutation taxes that may be imposed by reason of any such sale or foreclosure and the delivery of any and all instruments in connection therewith; and

2.	any claim or debt, in principal, interest, fees and accessories which, notwithstanding the provisions of this Agreement, by Applicable Law is payable by preference over the Loans;

“Reduction Notice” means a notice, substantially in the form of the one attached hereto as Schedule “R”, issued by the relevant Borrower to the Administrative Agent in connection with any reduction of the Facilities or any one thereof;

“Refunded Swingline Loan” has the meaning ascribed to it in subsection 2.9.3;

SCHEDULE B – PAGE 34

CREDIT AGREEMENT

“Registration” means any notice to or filing, publication, recording or registration with any Governmental Authority having jurisdiction with respect to any specified Person, transaction or event, or any of such Person’s Business Assets;

“Regulation T” means Regulation T of the Board of Governors of the US Federal Reserve System as from time to time in effect and any successor or other regulation or official interpretation of said Board of Governors relating to the extension of credit by banks for the purpose of purchasing or carrying margin stocks;

“Regulation U” means Regulation U of the Board of Governors of the US Federal Reserve System as from time to time in effect and any successor or other regulation or official interpretation of said Board of Governors relating to the extension of credit by banks for the purpose of purchasing or carrying margin stocks;

“Regulation X” means Regulation X of the Board of Governors of the US Federal Reserve System as from time to time in effect and any successor thereto or other regulation or official interpretation of said Board of Governors relating to the extension of credit for the purpose of purchasing or carrying margin stocks;

“Related Person” means any trade or business, whether or not incorporated, which, together with a Restricted Credit Party or any of its Subsidiaries is treated as a single employer under Section 414(b) or Section 414(c) of the Code, or solely for the purposes of Section 302 of ERISA and Section 412 of the Code, is treated as a single employer under Section 414 of the Code;

“Relevant Margin” has the meaning ascribed to it in Schedule “C”;

“Repayment Notice” means a notice, substantially in the form of the one attached hereto as Schedule “S”, issued by the relevant Borrower to the Administrative Agent in connection with any repayment of the whole or any part of the Loans;

“Reportable Event” means a reportable event as defined in Section 4043 of ERISA and the regulations issued under such section, excluding, however, such events as to which the PBGC has by regulation waived the requirement of Section 4043(a) of ERISA that it be notified within 30 days of the occurrence of such event, provided, however, that a failure to meet the minimum funding standard of Section 412 of the Code and of Section 302 of ERISA shall be a Reportable Event regardless of the issuance of any such waiver of the notice requirement in accordance with either Section 4043(a) of ERISA or Section 412(d) of the Code;

“Required Amendments” means amendments to the Existing Revolving Credit Agreement to ensure the availability of amounts thereunder to meet “certain funds” requirements under the UK Code, in each case, which amendments are reflected in the amending agreement provided to the Co-Lead Arrangers by the Borrower prior the date hereof;

“Required Lenders” means, for any purpose, either the Majority Lenders, the Supermajority Lenders or all of the Lenders depending on who has the authority to instruct the Administrative Agent for that purpose as provided for in this Agreement;

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CREDIT AGREEMENT

“Reserve Adjusted Libor” with respect to any Libor Loan for any Selected Period to be made under the US Revolving Facility, means the rate determined by the Administrative Agent (rounded upwards, if necessary, to the nearest whole multiple of 1/100 of 1%) to be the quotient of (i) Libor for such Selected Period divided by (ii) 1 minus the Reserve Requirement applicable to such Libor Loan and Selected Period;

“Reserve Requirement” for each Selected Period of each Libor Loan made available under the US Revolving Facility, means the average daily maximum aggregate reserve requirements (including all basic, supplemental, marginal, emergency and other reserves) expressed as a decimal, imposed during such Selected Period under the regulations of the Board of Governors of the United States Federal Reserve System prescribed for eurocurrency funding (currently referred to as “eurocurrency liabilities” in Regulation D) on member banks of the United States Federal Reserve System. Libor Loans under the US Revolving Facility shall be deemed to constitute such “eurocurrency liabilities” and to be subject to such maximum aggregate reserve requirements without benefit of or credit for prorations, exceptions or offsets which may be available from time to time to any US Lender under Regulation D;

“Reset Date” has the meaning ascribed to it in Schedule “C”;

“Resigning Agent” has the meaning ascribed to it in subsection 20.14.1;

“Responsible Officer” means, with respect to any Restricted Credit Party, the founder and executive chairman, the founder, executive vice-chairman and secretary, the president, the chief executive officer, the chief financial officer, the senior vice-president, finance & treasury, the senior vice-president, finance and strategic investments, the vice-president treasury or a vice-president, the secretary, the corporate secretary or the assistant corporate secretary, provided that, with respect to financial matters, the Responsible Officer shall be the founder and executive chairman, the chief financial officer, the senior vice-president, finance & treasury, the senior vice-president, finance and strategic investments or the vice-president, treasury of such Person;

“Restricted Credit Parties’ Counsel” means (i) in Canada, Fasken Martineau LLP, (ii) in the U.S.A, Holland & Knight LLP, (iii) in the United Kingdom, Sullivan & Cromwell LLP, (iv) in each other relevant jurisdiction, such firm of solicitors of recognized local standing as the Borrowers may select, and (v) each additional or replacement firm of solicitors of recognized local standing as the Borrowers may select from time to time;

“Restricted Credit Parties” as at any time, refers collectively to the Borrowers and the Restricted Subsidiaries at such time and “Restricted Credit Party” refers to any one thereof;

“Restricted Group” means the Restricted Credit Parties taken as a whole;

“Restricted Subsidiaries” refers collectively to the Subsidiaries of the Cdn Borrower designated as such from time to time in accordance with the provisions of Section 10.2 or Section 10.3, as the case may be. As of the date of this Agreement, the Restricted Subsidiaries are those set forth as such in Schedule “F”;

“Revenues of the Cdn Borrower” means, on a Consolidated Basis, for any relevant Test Period, the reported revenues of the Cdn Borrower;

SCHEDULE B – PAGE 36

CREDIT AGREEMENT

“Revolving Commitment”, with respect to any Lender, refers collectively to the Cdn Revolving Commitment and US Revolving Commitment of such Lender, and “Revolving Commitments” means the aggregate of the Revolving Commitment of all Lenders;

“Revolving Facilities” refers collectively to the Cdn Revolving Facility and the US Revolving Facility and “Revolving Facility” refers to any one thereof;

“Revolving Loan”, with respect to any Lender, refers collectively to the Cdn Revolving Loan and the US Revolving Loan of such Lender, and “Revolving Loans” means the aggregate of the Revolving Loan of all Lenders;

“Revolving Period” means the period commencing on the date of the first Advance of the Term Loans and terminating on the earlier of:

1.	December 2, 2016, subject to any extension of such date in accordance with the provisions of Section 2.18;

2.	the date that the Facilities are terminated and cancelled in their entirety under the provisions of Section 17.1; and

3.	the effective date of any other cancellation of the Facilities in their entirety;

“Rights, Remedies and/or Recourses” with respect to any Person, refers to any personal action, provisional measure, any other real or personal right, any other remedy, whether or not hypothecary, or whether same is exercised under the terms of any security or any other recourse whatsoever and including:

1.	the right to accelerate any Indebtedness owed to such Person or to demand payment of any Indebtedness payable on demand or to demand payment under any guarantee;

2.	the right to institute or prosecute any litigation;

3.	the right, whether legal or conventional, to effect compensation or set-off;

4.	the right to initiate or prosecute insolvency proceedings or enforcement proceedings; and

5.	the exercise of the rights or a creditor under any insolvency proceeding;

“S&P” means Standard and Poor’s Ratings Services, a division of The McGraw Hill Companies, Inc., and includes any successor thereof;

“Sale and Leaseback Transaction”, with respect to any Person, means any transaction or series of transactions whereby such Person sells, transfers or otherwise disposes of any of its properties and assets to another Person and within one (1) year of such sale, transfer or other disposition such Person leases or rents, as lessee, the same property under a lease, the term of which (including the initial term and any period for which the lease may be renewed or extended) exceeds three (3) years;

SCHEDULE B – PAGE 37

CREDIT AGREEMENT

“Sales Taxes” means sales, transfer, turnover or value added taxes of any nature or kind, including Canadian goods and services taxes and federal, state and provincial sales and exercise taxes;

“Scheme” means the proposed scheme of arrangement under Part 26 of the Companies Act 2006 to be posted to the UK Target Shareholders in connection with the UK Target Acquisition substantially on the terms set out in the Scheme Press Release, as such scheme may from time to time be waived, amended or modified as permitted in accordance with this Agreement;

“Scheme Circular” means the document to be sent to the UK Target Shareholders by the UK Target setting out the terms of the Scheme and convening, among other things, the Shareholder Meeting;

“Scheme Date” means the date on which the Scheme becomes effective in accordance with its terms;

“Scheme Documents” means each of the Scheme Press Release, the Scheme Circular, the Scheme Resolutions and the Co-operation Agreement and any other document designated as a “Scheme Document” by the Administrative Agent and the Cdn Borrower;

“Scheme Press Release” means the press announcement in the form agreed by or on behalf of the Cdn Borrower and the Co Lead-Arrangers to be issued by or on behalf of UK Bidco and/or the UK Target announcing the terms of the Scheme pursuant to Rule 2.5 of the UK Code;

“Scheme Resolutions” means the resolutions referred to and in the form set out in the Scheme Circular;

“Scheme Undertakings” means the Scheme related undertakings specified in Schedule U of this Agreement;

“Securitization Program” means a transaction or series of transactions providing for the sale, securitization or other asset-backed financing of accounts receivable of any of the Restricted Credit Parties;

“Selected Amount” means, with respect to each Lender:

1.	in connection with BAs, the aggregate face amount of BAs of such Lender having the same Issuance Date and Selected Maturity Date and outstanding or requested to be outstanding under the Cdn Revolving Facility or Term Loan Credit Facilities, as applicable;

2.	in connection with Libor Loans, such portion of the aggregate principal amount of the Libor Loan of such Lender outstanding or requested to be outstanding under a Revolving Facility or Term Loan Credit Facility, as applicable, for a Selected Period; and

3.	in connection with LCs, the Rateable Share of such Lender of the maximum liability of the LC Issuing Lenders under each LC outstanding or requested to be outstanding;

SCHEDULE B – PAGE 38

CREDIT AGREEMENT

“Selected Maturity Date” means, with respect to BAs, Libor Loans and LC Liabilities, the maturity date selected by the relevant Borrower under any Draw Request or Conversion Request, as the case may be;

“Selected Period” means, with respect to any Selected Amount, the period commencing as of and from the Borrowing Date applicable to such Selected Amount up to and including the day preceding the Selected Maturity Date applicable to such Selected Amount;

“Senior Indebtedness” is the collective reference to, as at any time, (i) the principal amount of the Debt then outstanding under the Note Purchase Agreements, (ii) the principal amount of Debt then outstanding under the Facilities, and (iii) the principal amount of Debt then outstanding under the Existing Revolving Credit Agreement; and (iv) any other permitted unsubordinated Debt of any Restricted Credit Party;

“Shareholders’ Equity of the Cdn Borrower” means, at any time, the amount of the shareholders’ equity of the Cdn Borrower, calculated on a Consolidated Basis;

“Shareholder Meeting” means the general meeting of the UK Target Shareholders (and related class meetings)(and any adjournment thereof) convened to consider the Scheme Resolutions to approve and implement the Scheme;

“Solvent” means, when used with respect to a Person, that (a) the fair saleable value of the assets of such Person is in excess of the total amount of the present value of its liabilities (including for purposes of this definition all liabilities (including loss reserves as determined by such Person), whether or not reflected on a balance sheet prepared in accordance with GAAP and whether direct or indirect, fixed or contingent, secured or unsecured, disputed or undisputed), (b) such Person is able to pay its debts or obligations in the ordinary course as they mature and (c) such Person does not have unreasonably small capital to carry out its business as conducted and as proposed to be conducted. “Solvency” shall have a correlative meaning;

“Squeeze-Out” means the squeeze-out procedures set out in Chapter 3 of Part 28 of the UK Companies Act 2006 pursuant to which UK Bidco may become entitled to, or may be required to, acquire any remaining UK Target Shares the subject of the Offer;

“Squeeze-Out Notice” means a notice issued to a shareholder of the UK Target by UK Bidco in accordance with section 979 of the UK Companies Act 2006;

“Stamping Fee” refers to the fee payable pursuant to the provisions of Section 4.4;

“Stand-By Fees” refers collectively to the fees payable pursuant to the provisions of Section 8.1;

“Stated Amount” means, on any date and with respect to any LC, the total amount then available to be drawn under such LC;

“Sterling” or “£” each means Pounds Sterling which is the lawful currency of the United Kingdom;

“Subsidiary” of any Person means (i) any Person which is Controlled, directly or indirectly by such first Person or (ii) any Person a majority of whose voting Capital Stock, on a fully diluted

SCHEDULE B – PAGE 39

CREDIT AGREEMENT

basis, is owned directly or indirectly, beneficially or otherwise, by such first Person or (iii) a trust whose beneficiary is such first Person or a Subsidiary of such first Person. A Person shall be deemed to be a wholly-owned Subsidiary of another Person if (i) all the outstanding voting and participating Capital Stock of such first Person is owned by such other Person or if (ii) all the beneficiaries of a trust are Subsidiaries of such first Person. A Person shall be deemed to be a Subsidiary of another Person if it is a Subsidiary of a Person that is that other’s Subsidiary;

“Substitute Basis” means the substitute basis for the BA Liabilities or the Libor Loans referred to in subsection 19.2.2;

“Supermajority Lenders” means (i) at any time prior to the termination of the Commitments, Lenders whose Commitments represent at least 80% of the Facilities, and (ii) as of and from the termination of the Commitments, Lenders to which at least 80% of the Loans (other than the Swingline Loans) are due;

“Swingline Facilities” refers collectively to the Cdn Swingline Facility and the US Swingline Facility and “Swingline Facility” refers to any one thereof;

“Swingline Lenders” refers collectively to the Cdn Swingline Lender and the US Swingline Lender, and “Swingline Lender” refers, with respect to the Cdn Swingline Facility, to the Cdn Swingline Lender and, with respect to the US Swingline Facility, to the US Swingline Lender;

“Swingline Loan” means, as the context may require, the Cdn Swingline Loan or the US Swingline Loan;

“Synthetic Lease” means any synthetic lease or similar off-balance sheet financing product where such transaction is considered borrowed money for tax purposes but is classified as an operating lease in accordance with GAAP;

“Tangible Net Assets of the Cdn Borrower” means, on any day, on a Consolidated Basis (without duplication), the assets of the Cdn Borrower minus the aggregate amount appearing on the consolidated balance sheet of the Cdn Borrower in respect of goodwill, deferred costs, intellectual property, loans to shareholders, future income taxes, and other similar intangible assets as determined by the Majority Lenders, acting reasonably, after consultation with the Cdn Borrower (and for greater certainty, Contract Costs, work in progress and prepaid expenses shall be considered as tangible assets), and minus any increase in the value of assets caused by any reevaluation of same, determined in accordance with GAAP;

“Tangible Net Assets of the Restricted Group” means, on any day, on a combined basis (without duplication), the assets of the Restricted Group minus the aggregate amount appearing on the consolidated balance sheet of the Restricted Group in respect of goodwill, deferred costs, intellectual property, loans to shareholders, future income taxes, and other similar intangible assets as determined by the Majority Lenders, acting reasonably, after consultation with the Cdn Borrower (and for greater certainty, Contract Costs, work in progress and prepaid expenses shall be considered as tangible assets), and minus any increase in the value of assets caused by any reevaluation of same, and otherwise determined in accordance with GAAP;

“Target” has the meaning ascribed to it in subsection 14.6.2;

SCHEDULE B – PAGE 40

CREDIT AGREEMENT

“Taxed Party” has the meaning ascribed to it in Section 18.1;

“Taxes” means all taxes of any kind or nature whatsoever including federal large corporation taxes, provincial capital taxes, realty taxes (including utility charges which are collectible like realty taxes), business taxes, property transfer taxes, Income Taxes, Sales Taxes, levies, stamp taxes, royalties, duties, and all fees, deductions, compulsory loans and withholdings imposed, levied, collected, withheld or assessed as of the date of this Agreement or at any time in the future, by any Governmental Authority having power to tax, together with penalties, fines, additions to tax and interest thereon, and “Tax” shall have a correlative meaning;

“Term Loans” means, with respect to any Term Loan Lender, collectively, the aggregate principal amount of Advances of such Term Loan Lender then outstanding under the Term Loan A Credit Facility, the Term Loan B Credit Facility and the Term Loan C Credit Facility, and “Term Loans” means, with respect to the Term Loan Lenders, refers to the aggregate principal amount of Advances of such Term Loan Lenders under the Term Loan Credit Facilities;

“Term Loan A Commitment” means, with respect to any Lender, as at any time, the aggregate amount which such Lender has agreed to make available to the Cdn Borrower pursuant to subsection 2.3.1, as such amount may be reduced pursuant to the provisions of this Agreement, and “Term Loan A Commitment” or “Term Loan A Commitments” means, with respect to all Lenders, the aggregate of the Term Loan A Commitment of all such Lenders;

“Term Loan B Commitment” means, with respect to any Lender, as at any time, the aggregate amount which such Lender has agreed to make available to the Cdn Borrower pursuant to subsection 2.3.2, as such amount may be reduced pursuant to the provisions of this Agreement, and “Term Loan B Commitment” or “Term Loan B Commitments” means, with respect to all Lenders, the aggregate of the Term Loan B Commitment of all such Lenders;

“Term Loan C Commitment” means, with respect to any Lender, as at any time, the aggregate amount which such Lender has agreed to make available to the Cdn Borrower pursuant to subsection 2.3.3, as such amount may be reduced pursuant to the provisions of this Agreement, and “Term Loan C Commitment” or “Term Loan C Commitments” means, with respect to all Lenders, the aggregate of the Term Loan C Commitment of all such Lenders;

“Term Loan Commitments” means, collectively, the Term Loan A Commitment, the Term Loan B Commitment and the Term Loan C Commitment, and individually any one of them;

“Term Loan Credit Facilities”, means, collectively, the Term Loan A Credit Facility, the Term Loan B Credit Facility and the Term Loan C Credit Facility, and individually any one of them;

“Term Loan A Credit Facility” as at any time, refers collectively to the aggregate of the Term Loan A Commitments of the Lenders at such time;

“Term Loan B Credit Facility” as at any time, refers collectively to the aggregate of the Term Loan B Commitments of the Lenders at such time;

“Term Loan C Credit Facility” as at any time, refers collectively to the aggregate of the Term Loan C Commitments of the Lenders at such time;

SCHEDULE B – PAGE 41

CREDIT AGREEMENT

“Term Loan Lenders” means, collectively, the Term Loan A Lenders, the Term Loan B Lenders and the Term Loan C Lenders, and individually any one of them;

“Term Loan A Lender” as at any time, refers to any Lender that, at such time, has a Term Loan A Commitment;

“Term Loan B Lender” as at any time, refers to any Lender that, at such time, has a Term Loan B Commitment;

“Term Loan C Lender” as at any time, refers to any Lender that, at such time, has a Term Loan C Commitment;

“Term Loan A Maturity Date” means May 31, 2016;

“Term Loan B Maturity Date” means May 31, 2015;

“Term Loan C Maturity Date” means May 31, 2014;

“Test Period” shall mean, for any determination under Section 14.2, the four (4) consecutive fiscal quarters of the Cdn Borrower then last ended;

“Total Accounts Receivable of the Cdn Borrower” means, on any day, on a Consolidated Basis (without duplication), the accounts receivable of the Cdn Borrower plus the amount of any then existing Securitization Program, the whole as determined in accordance with GAAP;

“Type” means, with respect to any Advance, its nature as a Prime Rate Loan, US Base Rate Loan, US Prime Rate Loan, Libor Loan or an issue of BAs or LCs;

“UK Acquisition Costs” means all fees, costs and expenses, stamp, registration and other Taxes incurred by the Cdn Borrower or any of its Subsidiaries in connection with the UK Target Acquisition;

“UK Acquisition Documents” means the Scheme Documents or, if an Offer Conversion is made, the Offer Documents, and any other document designated a “UK Acquisition Document” by the Cdn Borrower and the Administrative Agent;

“UK Acquisition Purpose” means any of the purposes set out in Section 2.4.1;

“UK Bidco” means GGI Group Holdings Europe Limited (a wholly-owned indirect Subsidiary of the Cdn Borrower and a Restricted Subsidiary), a private limited company incorporated under the laws of England and Wales, and includes any successor thereto;

“UK Code” means the City Code on Takeovers and Mergers administered by the Panel;

“UK Target Acquisition” means the acquisition by or on behalf of UK Bidco of UK Target Shares pursuant to the Scheme or, if an Offer Conversion is made, the Offer;

“UK Target Acquisition Related Conditions” means the conditions precedent specified in Schedule V to this Agreement;

SCHEDULE B – PAGE 42

CREDIT AGREEMENT

“UK Target” means Logica plc, a public limited company incorporated under the laws of England and Wales;

“UK Target Group” means the UK Target and its Subsidiaries;

“UK Target Shares” means all the issued or unconditionally allotted share capital in the UK Target and any further such shares which may be issued or unconditionally allotted pursuant to the exercise of any outstanding subscription or conversion rights or otherwise;

“UK Target Shareholders” means all the holders of UK Target Shares;

“Unconditional Date” means the date on which the Offer (if made) becomes or is declared unconditional in all respects by or on behalf of UK Bidco;

“Unrestricted Subsidiaries”, as at any time, refers collectively to the Subsidiaries of the Cdn Borrower that, at such time, have not been designated as Restricted Subsidiaries in accordance with the provisions of Section 10.2 or Section 10.3, as the case may be;

“US Base Rate” means, for any day, a rate per annum equal to the greater of (x) the Administrative Agent’s US Base Rate for such day, (y) the Federal Funds Effective Rate then in effect on such day plus 0.50%, and (z) Libor then in effect on such day for a one month Selected Period plus 1.00%; in each case as adjusted from time to time without notice to the Borrowers;

“US Base Rate Basis” means the calculation of interest on the US Base Rate Loans as provided in Sections 3.4 and 3.6;

“US Base Rate Loan”, with respect to any Lender, refers to the Cdn Revolving US Base Rate Loan or Cdn Term Loan US Base Rate Loan of such Lender and, in the case of the Cdn Swingline Lender, its Cdn Swingline US Base Rate Loan, and “US Base Rate Loans” refers to all US Base Rate Loans of all Lenders;

“US Borrower” refers to any US Restricted Subsidiary designated as a Borrower hereunder after the date of this Agreement pursuant to Section 2.14, and includes any successor thereto;

“US Dollars” or “US$” means the lawful currency of the United States of America;

“US LC Issuing Lender” is the reference to any Lender who, after the date of this Agreement, agrees to be an issuer of LCs under the US Revolving Facility and is acceptable to the US Borrower and the Administrative Agent, and includes any successor thereof in such capacity, and any other Lender which the US Borrower shall have designated as a US LC Issuing Lender by notice to the Administrative Agent;

“US LC Issuing Office” means the office of the US LC Issuing Lender located in the continental United States of America as the US LC Issuing Lender may specify from time to time;

“US Lender” as at any time, refers to any Lender that, at such time, has a US Revolving Commitment;

SCHEDULE B – PAGE 43

CREDIT AGREEMENT

“US Prime Rate” means, for any day, a rate per annum equal to the greater of (x) the Administrative Agent’s US Prime Rate for such day, (y) the Federal Funds Effective Rate then in effect on such day plus 0.50%, and (z) Libor then in effect on such day for a one month Selected Period plus 1.00%; in each case as adjusted from time to time without notice to the Borrowers;

“US Prime Rate Basis” means the calculation of interest on the US Prime Rate as provided in Sections 3.5 and 3.6;

“US Prime Rate Loan”, with respect to any US Lender, refers to the US Revolving US Prime Rate Loan of such US Lender and, in the case of the US Swingline Lender, its US Swingline Loan, and “US Prime Rate Loans” refers collectively to the US Prime Rate Loans of all US Lenders;

“US Restricted Subsidiary” means, for the purposes of Section 2.16, any Authorized Restricted Subsidiary which is organized under the Laws of the U.S.A. or any state thereof, and “US Restricted Subsidiaries” means any two or more of them;

“US Revolving Commitment” means, with respect to any US Lender, as at any time, the aggregate amount which such US Lender has agreed to make available to the US Borrower pursuant to subsection 2.1.2 and, subject to the terms hereof, an Additional Foreign Borrower, and includes, with respect to the US Swingline Lender, the US Swingline Commitment Amount. As at the Closing Date, the US Revolving Commitment is Cdn$0;

“US Revolving Facility” as at any time, refers collectively to the aggregate of the US Revolving Commitments of the US Lenders at such time;

“US Revolving LC Liability”, with respect to any US Lender, means, as at any time, the Rateable Share of such US Lender (pertaining to the US Revolving Facility) in the Stated Amount of the LCs issued under the US Revolving Facility and still outstanding after deducting therefrom any amount held under Section 9.5 in connection with such LCs;

“US Revolving Libor Loan”, with respect to any US Lender, means, as at any time, that portion of the US Revolving Loan of such US Lender with respect to which the US Borrower has elected to pay interest on a Libor Basis, and “US Revolving Libor Loans” means the aggregate of all US Revolving Libor Loans of all US Lenders;

“US Revolving Loan”, with respect to any US Lender, means, as at any time, the aggregate of the principal amount of Advances of such US Lender then outstanding under the US Revolving Facility, including the US Revolving LC Liability of such US Lender, and “US Revolving Loans” means the aggregate of all US Revolving Loans of all US Lenders;

“US Revolving US Prime Rate Loan”, with respect to any US Lender, means, as at any time, that portion of the US Revolving Loan of such US Lender with respect to which the US Borrower has elected or, under the terms of this Agreement, is required to pay interest on a US Prime Rate Basis and “US Revolving US Prime Rate Loans” means the aggregate of all US Revolving US Prime Rate Loans of all US Lenders;

SCHEDULE B – PAGE 44

CREDIT AGREEMENT

“US Swingline Commitment Amount” means, on any date, Cdn$0, as such amount may be modified from time to time pursuant to the provisions of this Agreement;

“US Swingline Facility” means the swingline facility which the US Swingline Lender has agreed to make available to the US Borrower pursuant to subsection 2.2.2;

“US Swingline Lender” means any Lender who, after the date of this Agreement, agrees to be the US Swingline Lender and is acceptable to the US Borrower and the Administrative Agent, and includes any successor thereof in such capacity;

“US Swingline Loan” means, as at any time, the aggregate of the principal amount of Advances of the US Swingline Lender then outstanding under the US Swingline Facility;

“Voting Capital Stock” means Capital Stock of a Person which carries voting rights or the right to Control such Person generally, provided that Capital Stock which carries the right to vote or Control conditionally upon the happening of an event shall not be considered Voting Capital Stock until the occurrence of such event and then only during the continuance of such event; and

“Withdrawal Liability” means liability to a Multiemployer Plan as a result of a complete or partial withdrawal from such Multiemployer Plan, as such terms are defined in Part I of Subtitle E of Title IV of ERISA.

SCHEDULE C – PAGE 1

CREDIT AGREEMENT

SCHEDULE “C”

DEFINITION OF RELEVANT MARGIN AND STAND-BY FEE

1. Revolving Facilities:

Where R is	The Relevant Margin in respect of the Revolving Facilities shall be, with respect to						The Stand- By Fee shall be
	Sections 3.3 (Prime Rate Loans)	Section 3.4 (US Base Rate Loans)	Section 3.5 (US Prime Rate Loans)	Section 5.3 (Libor Loans)	Section 4.4 (Stamping Fee)	Section 6.3 (LC Fee)
R < 1.00	0.00%	0.00%	0.00%	1.00%	1.00%	1.00%	0.20%
1.00 ≤ R < 1.50	0.25%	0.25%	0.25%	1.25%	1.25%	1.25%	0.25%
1.50 ≤ R < 2.25	0.50%	0.50%	0.50%	1.50%	1.50%	1.50%	0.30%
2.25 ≤ R < 3.00	0.75%	0.75%	0.75%	1.75%	1.75%	1.75%	0.35%
R ≥ 3.00	1.00%	1.00%	1.00%	2.00%	2.00%	2.00%	0.40%

2. Term Loan Credit Facilities:

Where R is	The Relevant Margin in respect of the Term Loan Credit Facilities shall be, with respect to				The Stand- By Fee shall be
	Sections 3.3 (Prime Rate Loans)	Section 3.4 (US Base Rate Loans)	Section 5.3 (Libor Loans)	Section 4.4 (Stamping Fee)
R < 1.00	0.25%	0.25%	1.25%	1.25%	0.25%
1.00 ≤ R < 1.50	0.50%	0.50%	1.50%	1.50%	0.30%
1.50 ≤ R < 2.00	0.75%	0.75%	1.75%	1.75%	0.35%
2.00 ≤ R < 2.50	1.00%	1.00%	2.00%	2.00%	0.40%
2.50 ≤ R < 3.00	1.25%	1.25%	2.25%	2.25%	0.45%
R ≥ 3.00	1.75%	1.75%	2.75%	2.75%	0.55%

Where “R” means the Leverage Ratio.

For the purposes of the calculations required to be made under this Schedule, the Leverage Ratio shall be determined quarterly, on the day (the “Reset Date”) which is three (3) Business Days after the Administrative Agent receives the Compliance Certificate contemplated in Section 14.3 or 14.4, as the case may be, with respect to the fiscal quarter or fiscal year, as the case may be, most recently ended. From and including the date of this Agreement up to but excluding the date of the first Advance under the Term Loan Credit Facilities, the Relevant Margin and the Stand-By Fee shall be determined on the basis of the Compliance Certificate referred to in subsection 11.1.9. The first Reset Date shall occur on the date of the first Advance under the Term Loan Credit Facilities (based on the Compliance Certificate referred to under subsection 11.2.9). Thereafter the next Reset Date shall occur on the day which is three (3) Business Days after the

SCHEDULE C – PAGE 2

CREDIT AGREEMENT

Administrative Agent receives the Compliance Certificate for the fiscal quarter ending after the date of the initial Advance under the Credit Facilities.

Any adjustment to the Relevant Margin and the Stand-By Fee shall only take place on a Reset Date.

If the Cdn Borrower fails to submit to the Administrative Agent the Compliance Certificate referred to in Sections 12.2.9, 14.3 and 14.4 by the time required under such Sections, then the Relevant Margin and the Stand-By Fee shall be, throughout the period from the date upon which the Cdn Borrower is required to submit such Compliance Certificate until the date which is three (3) Business Days following the date on which the Administrative Agent receives such Compliance Certificate, the corresponding percentage rate indicated on the last line of the applicable matrix set forth above.

SCHEDULE “D”

GUARANTEE AND SUBORDINATION AGREEMENT

among

THE SEVERAL GUARANTORS NAMED HEREIN

AS JOINT AND SEVERAL GUARANTORS

- and -

NATIONAL BANK OF CANADA

AS ADMINISTRATIVE AGENT

- and -

CGI GROUP INC.

AS CDN BORROWER AND GUARANTOR

DATED AS OF • •, 2012

-i-

(continued)

-ii-

GUARANTEE AND SUBORDINATION AGREEMENT

GUARANTEE AND SUBORDINATION AGREEMENT entered into at Montréal, Province of Québec, dated as of • •, 2012.

AMONG:	THE SEVERAL GUARANTORS SET FORTH IN SCHEDULE “A” HERETO, AS JOINT AND SEVERAL GUARANTORS;

AND:	NATIONAL BANK OF CANADA, AS ADMINISTRATIVE AGENT;

AND:	CGI GROUP INC., AS CDN BORROWER AND GUARANTOR.

WHEREAS the Borrowers and the Guarantors are all part of a common business enterprise;

WHEREAS a £1,245,000,000 term credit facilities and Cdn$1,500,000,000 backstop revolving credit facility credit agreement dated as of May 31, 2012, was entered into among, inter alios, CGI Group Inc., as Cdn Borrower, the several lenders set forth in Schedule “A” thereto from time to time, as Lenders, National Bank of Canada, as Administrative Agent, Canadian Imperial Bank of Commerce, National Bank Financial and TD Securities, as Co-Lead Arrangers and Joint Bookrunners, and Canadian Imperial Bank of Commerce and TD Securities, as Co-Syndication Agents (which agreement, as same may be amended, supplemented, restated, replaced or otherwise modified from time to time is hereinafter referred to as the “Credit Agreement”);

WHEREAS the Credit Agreement requires that the Guaranteed Obligations be guaranteed by the Guarantors pursuant to this Agreement;

WHEREAS the Finance Parties have required that, as a continuing guarantee for the reimbursement of all amounts owing with respect to the Guaranteed Obligations and compliance by the Guarantors with the terms and conditions set forth in the other Operative Documents, each of the Guarantors enter into this Agreement;

WHEREAS the Facilities will be made available to the Borrowers in reliance upon the covenants and guarantees of the Guarantors set forth herein;

NOW, THEREFORE, in consideration of the Lenders having entered into the Credit Agreement with the Borrowers and having agreed, subject to the terms and conditions therein provided, to make the Facilities available to the Borrowers, and for other good and valuable consideration, the sufficiency and receipt of which are hereby acknowledged, the parties hereto have agreed as follows:

ARTICLE 1

INTERPRETATION

1.1 Definitions. The capitalized words and expressions, wherever used in this Agreement, in its Schedules or in any deed or agreement supplemental or ancillary hereto, unless otherwise defined in Schedule “B” hereof or unless there be something in the subject or the context inconsistent therewith, shall have the meanings ascribed thereto from time to time in the Credit

GUARANTEE AND SUBORDINATION AGREEMENT—PAGE 2

Agreement. Following cancellation in full of the Facilities and the final and indefeasible payment of the Obligations, the capitalized words and expressions used herein, unless otherwise defined herein or unless there be something in the subject or the context inconsistent therewith, shall continue to have the same meaning as that ascribed to them in the Credit Agreement as if the Facilities had not been cancelled in full and the final and indefeasible payment of the Obligations had not been made.

1.2 Preamble. The preamble of this Agreement shall form an integral part hereof, as if at length recited herein.

1.3 General Interpretation. Unless there be something in the subject or the context inconsistent therewith, words importing the singular only shall include the plural and vice versa, and words importing the masculine gender shall include the feminine gender, and vice versa, and all references to dollars shall mean Canadian Dollars.

1.4 Division into Articles. The division of this Agreement into Articles, Sections, subsections, paragraphs and subparagraphs and the insertion of titles are for convenience of reference only and do not affect the meaning or the interpretation of the present Agreement.

1.5 Governing Law. This Agreement and the interpretation and enforcement thereof shall be governed by and in accordance with the Laws of the Province of Québec and the federal Laws of Canada applicable therein.

1.6 Waiver of Jury Trial. Each party hereto hereby waives any right it may have to a trial by jury of any dispute arising under or relating to this Agreement and agrees that any such dispute shall be tried before a judge sitting without a jury.

1.7 Submission to Jurisdiction. Each of the parties hereto irrevocably submits to the non-exclusive jurisdiction of the Courts of the Province of Québec sitting in the judicial district of Montréal with respect to any matter arising hereunder or in relation herewith. The parties hereto irrevocably waive any objections on the ground of venue or forum non conveniens or any similar grounds. The parties hereto irrevocably consent to service of process by mail or in any other manner permitted by relevant Law.

1.8 Process Agent. The Guarantors shall at all times maintain an agent for service of process in the Province of Québec. Such agent shall be:

Address:	CGI Group Inc.
1130 Sherbrooke Street West
7th Floor
Montréal, Québec H3A 2M8
To the attention of:	Executive Vice-President and Chief Financial
Officer
Telecopier:	(514) 841-3299

(or such other address in the Province of Québec as the Guarantors may notify to the Administrative Agent) and the Guarantors may at any time appoint an alternate acceptable to the Administrative Agent provided, however, that the Guarantors notify the Administrative Agent in writing of the address of such agent upon each substitution, and any writ, judgment or other

GUARANTEE AND SUBORDINATION AGREEMENT—PAGE 3

notice of legal process shall be sufficiently served on the Guarantors and each one thereof if delivered to such agent at its address for the time being. If for any reason, such agent no longer serves as agent of the Guarantors to receive service of process, the Guarantors shall promptly appoint another agent and advise the Administrative Agent thereof.

ARTICLE 2

GUARANTEE

2.1 Object of Guarantee. The Guarantors, solidarily and jointly and severally, hereby irrevocably, absolutely and unconditionally guarantee to the Guaranteed Parties, the due and punctual payment, observance and performance of all of the Guaranteed Obligations when and as due (whether at maturity, by reason of acceleration or otherwise) and in accordance with their respective terms, and the Guarantors expressly agree so to pay, observe or perform the same when so due or deemed to be due, upon demand therefor by the Administrative Agent.

2.2 Consideration. Each of the Guarantors acknowledges that it has made this Guarantee to induce the Guaranteed Parties to make the Loans available to the Borrowers and to induce the Guaranteed Parties to enter into the ISDA Contracts and that the Guaranteed Parties are making the Loans and other financial accommodations available to the Borrowers and are entering into the ISDA Contracts in reliance upon this Guarantee and would not make available nor continue to make available to the Borrowers or enter into same without the appropriate execution and delivery of this Guarantee. Each of the Guarantors represents and warrants that this Guarantee may reasonably be expected to benefit it directly or indirectly.

2.3 Nature of the Guarantors’ Obligations. The Guarantors’ obligations hereunder are solidary, joint and several, absolute and unconditional, present and continuing, unlimited, general and irrevocable and constitute a guarantee of payment and performance and not merely a guarantee of collection. The obligations of the Guarantors hereunder are independent of the Guaranteed Obligations, and a separate action may be brought or prosecuted against all or any one of the Guarantors to enforce this Guarantee.

2.4 Manner of Payment. Upon receipt of a written demand from the Administrative Agent, the Guarantors shall make payment forthwith of the amount claimed at the Canadian Account Branch (in the case of Guaranteed Obligations relating to the Cdn Revolving Facility or the Term Loan Credit Facilities) and at the American Account Branch (in the case of Guaranteed Obligations relating to the US Revolving Facility) in the same currency as that in which the relevant Guaranteed Obligations are then outstanding, in funds immediately available to the Administrative Agent. Subject to the following sentence, any amount payable by any Guarantor under this Guarantee which is not paid forthwith upon demand therefor will bear interest from the date of such demand until paid in full at the rate or rates applicable to the corresponding Guaranteed Obligation under the applicable Operative Document. The intention of the parties is that no more interest will accrue or be demanded from any Guarantor than is owing by any Borrower or any other Guarantor as part of the Guaranteed Obligations. All payments hereunder shall be made at the Canadian Account Branch or the American Account Branch, as the case may be, no later than 3:00 p.m., Montréal time, on the Business Day following the day on which a demand is made hereunder.

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2.5 Statement of Account. Any statement of account prepared by the Administrative Agent (as regards the Guaranteed Obligations) shall constitute prima facie evidence of the amount which, as of the date of the statement so prepared, is due by the Borrower or the other Guarantors, as the case may be, to the Guaranteed Parties under the Guaranteed Obligations and each of the Guarantors hereby acknowledges and agrees that, absent manifest error, it shall be bound by each such statement. The Administrative Agent agrees to provide the Guarantors with computations and calculations used by such Person to prepare each such statement of account promptly following a request therefor.

2.6 No Reduction in Payment or Performance. All payments due to the Guaranteed Parties hereunder and all of the other terms, conditions, covenants and agreements to be observed or performed by the Guarantors hereunder, whether in respect of the Guaranteed Obligations or otherwise, shall be made, observed or performed by the Guarantors without any reduction whatsoever, including, without limitation, any reduction resulting from any defence, right of action, right of set-off or compensation, right of recoupment or counterclaim of any nature whatsoever that the Borrowers or the other Guarantors, as the case may be, may have or have had at any time against the Administrative Agent, a Guaranteed Party or any other Person whether with respect to this Agreement, the Credit Agreement, the other Operative Documents or otherwise other than the prior payment in accordance with the terms of the Operative Documents, of the Guaranteed Obligations (or any portion thereof).

2.7 Imputation of moneys received in reduction of Guaranteed Obligations. Notwithstanding every legal rule concerning the imputation of payments, all sums of money received from any Guarantor pursuant to the provisions of this Article 2, shall be applied in reduction of the Guaranteed Obligations as provided in the Operative Documents. No Guarantor shall be subrogated to the rights of the Guaranteed Parties as long as they have not received the full, final and definitive amount of their claim against the Borrowers and the other Guarantors, as the case may be, with respect to all of the Obligations.

2.8 Irregularity in borrowings of no effect on obligations of the Guarantors. All sums of money, advances, renewals, commitments and undertakings related to the Guaranteed Obligations borrowed or effectively obtained from the Guaranteed Parties by any Borrower or Guarantor pursuant to the Credit Agreement, the ISDA Contracts or otherwise, shall be considered as being part of the Guaranteed Obligations, notwithstanding any irregularity, defect or flaw in the borrowing or obtaining of such sums of money, advances, renewals, commitments and undertakings, whether or not the Administrative Agent, the Guaranteed Parties, or any one thereof, was aware of the same, it being expressly understood that any sum which cannot be recovered from the Guarantors as guarantors hereunder for reasons of voidness of the principal obligation, may be recovered from the Guarantors and any one thereof as sole or principal debtor and shall be payable to the Administrative Agent, for the benefit of the Guaranteed Parties upon demand therefor by the Administrative Agent.

2.9 No Release of the Guarantors. Subject to the provisions of Section 10.2 of the Credit Agreement, save and except for, and only upon the cancellation in full of the Facilities and the receipt by the Guaranteed Parties of the full, final and definitive amount of their claim against the Borrowers, with respect to the Obligations, the obligations of the Guarantors hereunder shall not be reduced, limited or terminated, nor shall the Guarantors be discharged from any obligation hereunder, for any reason whatsoever including, but not limited to (and whether or not the same shall have occurred or failed to occur once or more than once and, in the case of extensions of

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time for payment, observance or performance of obligations, whether such extensions or any of them are for periods longer than the respective periods then specified therefor and whether or not the Guarantors or any one thereof shall have received notice thereof or assented thereto):

2.9.1	any extension of the time for payment, observance or performance, or any other amendment or modification of any of the terms and conditions of the Guaranteed Obligations or the Operative Documents;

2.9.2	any composition or settlement (whether by way of release, acceptance of a plan of reorganization or otherwise) of the Guaranteed Obligations;

2.9.3	any failure to exercise, delay in the exercise of, exercise or waiver of, or forbearance or other indulgence with respect to any Rights, Remedies and/or Recourses available to the Guaranteed Parties, including but not limited to:

2.9.3.1	any exercise of or failure to exercise any right of set-off, compensation, recoupment or counterclaim;

2.9.3.2	any election of Rights, Remedies and/or Recourses effected by the Guaranteed Parties;

2.9.3.3	any subordination by operation of Law, whether present or future, of any or all of the Guaranteed Obligations; and

2.9.3.4	any other act or failure to act which varies the risks of the Guarantors hereunder or, but for the provisions hereof, under the terms of any Law, would operate to reduce, limit or terminate the obligations of the Guarantors from any obligation hereunder.

2.10	Certain Waivers. Each of the Guarantors hereby waives:

2.10.1	any requirement, and any right to require, that any power be exercised or any action be taken against any Borrower, any other Guarantor or any collateral for any of the Guaranteed Obligations;

2.10.2	any and all defences to and set-offs, counterclaims and claims of recoupment against any and all of the Guaranteed Obligations that may at any time be available to the Borrowers or any other Guarantor;

2.10.3	notice of acceptance of the incurrence or renewal of any Guaranteed Obligations;

2.10.4	all notices which may be required by Law to preserve any rights against such Guarantor hereunder including, but not limited to, any notice of default, demand, dishonour, presentment and protest;

2.10.5	any defence based upon, arising out of or in any way related to:

2.10.5.1	any claim that any election of remedies by the Guaranteed Parties impaired, reduced, released or extinguished any rights that such

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Guarantor might otherwise have had against any Borrower or any other Guarantor; and

2.10.5.2	any claim that the Guaranteed Obligations should be strictly construed against the Guaranteed Parties; and

2.10.6	any and all other defences related to the Guaranteed Obligations save and except, and only upon the cancellation in full of the Facilities, that the Guaranteed Parties have received the full, final and definitive amount of their claim against the Borrowers and the other Guarantors with respect to the Guaranteed Obligations.

2.11 No Release in Event of Bankruptcy. No settlement or discharge of the Guaranteed Obligations shall be effective if any payment by any of the Guarantors in respect thereof is avoided or reduced by virtue of any provision or enactment relating to bankruptcy, insolvency, liquidation or similar laws of general application from time to time, and if such payment is so avoided or reduced, the Guaranteed Parties shall be entitled to recover the amount of such payment as if such settlement or discharge had not occurred.

2.12 Additional Security. This Guarantee shall be in addition to and without prejudice to any other security by whomsoever given, held at any time by the Administrative Agent, the Guaranteed Parties or any one thereof. None of the Guaranteed Parties or the Administrative Agent shall be under any obligation to marshal any such security or any of the funds or assets the Administrative Agent or the Guaranteed Parties or any one thereof may be entitled to receive or have a claim upon.

2.13 Continuing Liability of Guarantors. The Guaranteed Obligations shall be deemed not to have been paid, observed or performed, and the liability of each of the Guarantors hereunder in respect thereof shall continue and not be discharged, to the extent that any payment, observance or performance thereof by any Borrower or any other Guarantor, or out of the proceeds of any collateral (collectively referred to herein as the “Disgorged Amount”), is recovered from or reimbursed by or for the account of the Guaranteed Parties for any reason, including, but not limited to, a preference or fraudulent transfer or by virtue of any subordination (whether present or future or contractual or otherwise) of the Guaranteed Obligations, whether such recovery or payment over is effected by any judgment, decree or order of any court or Governmental Authority, by any plan of reorganization or by settlement or compromise by the Guaranteed Parties (whether or not consented to by any Borrower or any Guarantor) of any claim for any such recovery or payment over. Each of the Guarantors hereby expressly waives the benefit of any applicable Law of limitations and agrees that it shall be liable hereunder whenever such a recovery or payment ever occurs.

2.14 Rights of Subrogation, etc. None of the Guarantors will enforce any right that it may at any time have against any Borrower or any other Guarantor or any collateral for any of the Guaranteed Obligations, including, but not limited to, rights of subrogation, exoneration, reimbursement and contribution and whether arising by operation of Law or otherwise, until all of the Guaranteed Obligations have been paid, observed and performed in full, except that this Section 2.14 shall not apply to routine acts, such as the giving of notices and the filing of continuation statements, necessary to preserve any such rights. Notwithstanding the fact that at such time any of the Guarantors may be subrogated to all or any part of the Guaranteed

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Obligations or have existing rights of exoneration, reimbursement, contribution or similar rights, the Guaranteed Parties and the Administrative Agent may from time to time take or refrain from taking any and all of the actions referred to in Section 2.9 and such Guarantor hereby releases the Guaranteed Parties and the Administrative Agent from any and all claims arising therefrom, connected therewith or in any way related thereto.

2.15 Continuance of Guarantee. Subject to Section 2.13, this Guarantee shall continue in full force and effect until the payment, observance and performance in full of the Guaranteed Obligations and the cancellation in full of the Facilities, provided however that where at any time the Guaranteed Parties, the Administrative Agent or any one thereof is required to pay over any Disgorged Amount, the Guaranteed Parties, the Administrative Agent or any one thereof shall be permitted to make a claim therefor under the provisions of Section 2.13.

2.16 Reasonableness of Waivers, Renunciations, Declarations and Authorizations. Each of the Guarantors warrants and agrees with the Guaranteed Parties (herein acting and represented by the Administrative Agent) that each of the waivers, renunciations, declarations and authorizations set forth in this Guarantee is made with full knowledge of its significance and consequences and each of the Guarantors and the Guaranteed Parties (herein acting and represented by the Administrative Agent) hereby warrants and agrees that if any of such waivers, renunciations, declarations and authorizations is determined to be contrary to any applicable Law or public policy, such waivers, renunciations, declarations and authorizations shall be effective only to the maximum extent permitted by Law.

2.17 Authority to Modify Guaranteed Obligations. Each of the Guarantors expressly authorizes the Administrative Agent, the Guaranteed Parties or any one thereof, at any time and from time to time, without notice and without affecting the liability of such Guarantor hereunder, to:

2.17.1	alter the terms of all or any part of the Guaranteed Obligations and any security and guarantees therefor including, without limitation, modification of times for payment and rates of interest and increases to the amount of the Guaranteed Obligations;

2.17.2	accept new or additional instruments, documents, agreements, security or guarantees in connection with all or any part of the Guaranteed Obligations;

2.17.3	accept partial payments on the Guaranteed Obligations;

2.17.4	waive, release, reconvey, terminate, abandon, subordinate, exchange, substitute, transfer, compound, compromise, liquidate and enforce all or any part of the Guaranteed Obligations and any security or guarantee therefor, and apply any such security and direct the order or manner of sale thereof as the Administrative Agent (for the Guaranteed Parties) in its discretion may determine;

2.17.5	release the Borrowers, any Guarantor or any other Person from any personal liability with respect to all or any part of the Guaranteed Obligations; and

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2.17.6	otherwise amend the provisions of any one of the Operative Documents including, without limitation, increasing the amount of the Facilities or any constituent part of such Facilities.

ARTICLE 3

SUBORDINATION AND POSTPONEMENT

3.1 Subordination and Postponement of Indebtedness. Subject to Section 3.2, each of the Guarantors acknowledges, declares and agrees that all Subordinated Indebtedness is junior and subordinate, and the payment thereof, whether in whole or in part, and whether as to principal, interest, fees or otherwise, and whether at or prior to maturity or upon acceleration of any maturity, is postponed to the prior payment in full of the Guaranteed Obligations.

3.2 Exception as to Postponement Only. Notwithstanding the provisions of Section 3.1, any Guarantor may pay or prepay any amount owing to any other Guarantor, at any time, on account of the Subordinated Indebtedness (whether or not the amount to be paid or prepaid is then due), on condition that at the time of such payment or prepayment, no Event of Default exists or would result therefrom.

3.3 Subordination and Postponement of Liens. Each of the Guarantors hereby acknowledges and declares that it does not hold any Liens against the assets of any of the other Guarantors. Each of the Guarantors also acknowledges, declares and agrees that it shall obtain the consent and approval of the Administrative Agent in order to create a Lien in favour of any other Guarantor in connection with the Subordinated Indebtedness or any part thereof (the aggregate of all such present and future Liens is collectively referred to herein as the “Subordinated Liens”) and that any such Liens thereafter held by it, as well as all of the Rights, Remedies and/or Recourses which may be granted to such Guarantor, directly or indirectly, under the terms of any applicable Law or the Subordinated Liens, are hereby and shall be completely subordinated to and rank after any and all Liens then or at any time thereafter held by the Guaranteed Parties, the Administrative Agent or any one thereof and securing the Guaranteed Obligations or any part thereof (all of which Liens are collectively referred to herein as the “Secured Party Liens”) notwithstanding any ranking that might otherwise be established by Law resulting from the nature of the Lien which may be created under the Subordinated Liens or the Secured Party Liens or the date or time of execution, issue, delivery, registration, filing, notification, publication or perfection of any deed, document, application for registration, notice or financing statement, or otherwise howsoever.

3.4 Exercise of Rights Either Under the Subordinated Indebtedness or the Subordinated Liens. In the event that any event of default occurs and continues under any one of the deeds or documents pursuant to which the Subordinated Indebtedness, or any part thereof, may be attested or evidenced, now or at any time hereafter, or any deeds or documents pursuant to which the Subordinated Liens or any one thereof is now or may be constituted at any time hereafter (the aggregate of such contracts, hypothecs, deeds and documents are collectively referred to herein as the “Subordinated Documents”), each of the Guarantors agrees not to directly or indirectly exercise any Right, Remedy and/or Recourse granted to it by Law or any one of the Subordinated Documents during any period prior to the cancellation in full of the Facilities and final and indefeasible payment of the Guaranteed Obligations until such time as the Administrative Agent shall have given its prior written consent to the exercise of such Rights,

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Remedies or Recourses and, with respect to any such Right, Remedy and/or Recourse, which any Guarantor is exercising prior to the cancellation in full of the Facilities and final and indefeasible payment of the Guaranteed Obligations, each of the Guarantors agrees to cease exercising such Right, Remedy and/or Recourse upon the request of the Administrative Agent.

3.5 Discharge of Subordinated Liens. In the event of any Disposition of the whole or any part of the assets and properties of any of the Guarantors whether by the Guaranteed Parties, the Administrative Agent or any one thereof, in the exercise of any one of their Rights, Remedies and/or Recourses, or whether by any receiver, trustee, liquidator or sequestrator pursuant to the powers granted to it by any applicable Law of any jurisdiction whatsoever, or whether by any other Person in the performance of analogous duties under any Law concerning bankruptcy, reorganization, arrangement, readjustment, composition or liquidation, of any jurisdiction whatsoever, each of the Guarantors expressly agrees, upon the written demand of the Administrative Agent and at the expense of the Guarantors, to execute and deliver all such instruments of release, discharge and cancellation of Liens and termination statements as the Administrative Agent considers necessary or desirable in order to discharge and cancel such Subordinated Liens now or hereafter held by it. After the repayment in full of the Obligations following such Disposition, to the extent that under any applicable provisions of Law, any Guarantor has the right to receive the balance, if any, of the proceeds of such Disposition, the Administrative Agent shall pay such balance over to the relevant Guarantors.

3.6 Proceeds of Sale, etc. Subject to the provisions of the Operative Documents (including Section 3.2 of this Agreement), in the event that the assets and properties of any of the Guarantors, are Disposed of or are otherwise realized, or proceeds of insurance policies or expropriation awards are paid in respect thereof, the Guaranteed Obligations shall be paid in full prior to the payment of any Subordinated Indebtedness.

3.7 Prior Payment of Guaranteed Party’s Indebtedness in Bankruptcy, etc. In the event of any Proceeding relating to any one of the Guarantors or its debts or assets, if the Guaranteed Obligations has not been paid in full at such time, the Administrative Agent, for and on behalf of the Guaranteed Parties, are hereby irrevocably authorized by each of the Guarantors in any such Proceeding, to collect any assets or securities of any kind of such party distributed, divided or applied by way of dividend or payment or any such securities issued on account of any of the Subordinated Indebtedness and to apply the same, or the proceeds of any realization upon the same, as the Majority Lenders in their discretion elect to effect to the Obligations until the Obligations shall have been paid in full, rendering any surplus then remaining to the Persons entitled by Law to receive same. The Guarantors shall vote or otherwise act in any such proceeding (including, without limitation, vote to accept or reject any plan of partial or complete liquidation, reorganization, arrangement, composition or extension) in accordance with the written instructions of the Administrative Agent and, upon request from the Administrative Agent, each Guarantor shall give a power of attorney or proxy to the Administrative Agent or any Person designated by them to vote or otherwise act in any such Proceeding. Furthermore, each of the Guarantors hereby covenants and agrees to do all such things and give all such instructions as the Majority Lenders, in their discretion, may deem necessary or desirable in order to instruct any receiver, trustee, liquidator or sequestrator appointed in connection with or as a result of any such Proceeding, to make any payment or distribution or issue any securities to be made or issued in connection with such Proceeding on account of such Subordinated

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Indebtedness to the Administrative Agent, for the benefit of the Guaranteed Parties, until the Obligations shall have been paid in full.

3.8 Payments Held in Deposit. In the event of any payment or distribution to any Guarantor made in breach of the terms of this Article, such a payment or distribution shall be held under gratuitous deposit for the Guaranteed Parties and shall be paid to the Administrative Agent, for the benefit of the Guaranteed Parties, forthwith following demand therefor by the Administrative Agent to the extent that the Guaranteed Parties remain, on the date of any such payment, creditors of any of the Guarantors.

3.9 Scope of Subordination and Postponement. The provisions of this Article are intended solely to define and establish the relative rights of the creditors of the Guarantors who are parties hereto. Nothing in this Agreement shall in any way impair, modify or affect, as between or among any Guarantor, on the one hand, and its creditors and the creditors under such documents, on the other hand, the obligations of such party to effect payment of principal, interest, costs, fees, royalties and other amounts, obligations and liabilities owing under or pursuant to the terms of such documents or affect the relative rights of the creditors of such Guarantor thereunder.

3.10 Further Acts. Each of the Guarantors hereby covenants and agrees to execute and deliver all such deeds, documents, applications for registration, notices and financing statements and to do all such things as are necessary in order to register and publish the subordinations contained in this Article wheresoever required by the Administrative Agent, the whole at the expense of the Guarantors.

ARTICLE 4

CONTRIBUTION OF GUARANTORS

4.1 Indemnity and Subrogation. In addition to all such rights of indemnity and subrogation as the Guarantors may have under applicable Law (but subject to Section 4.3), the Borrowers agree that in the event a payment shall be made by any Guarantor under this Agreement, the Borrowers (on account of the Guaranteed Obligations) shall indemnify such Guarantor for the full amount of such payment and such Guarantor shall be subrogated to the rights of the Person to whom such payment shall have been made by such Guarantor to the extent of such payment.

4.2 Contribution and Subrogation. Each Guarantor (a “Contributing Guarantor”) agrees (subject to Section 4.3) that, in the event a payment shall be made by any other Guarantor under this Agreement and such other Guarantor (the “Claiming Guarantor”) shall not have been fully indemnified by the Borrowers, as provided in Section 4.1, such Contributing Guarantor shall indemnify the Claiming Guarantor in an amount equal to the amount of such payment by the Claiming Guarantor, multiplied by a fraction of which the numerator shall be the net worth of such Contributing Guarantor on the date it became a party hereto and the denominator shall be the aggregate net worth of all Guarantors on such date. Any Contributing Guarantor making any payment to a Claiming Guarantor pursuant to this Section 4.2 shall be subrogated to the rights of such Claiming Guarantor under Section 4.1 to the extent of such payment.

4.3 Subordination. Notwithstanding any provision of this Agreement to the contrary, all rights of the Guarantors under Sections 4.1 and 4.2 and all other rights of indemnity, contribution or subrogation under applicable Law or otherwise shall be (i) fully subordinated to the

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indefeasible payment in full in cash of the Guaranteed Obligations, and (ii) expressly subject to the provisions and limitations imposed on such rights hereunder. No failure on the part of any Borrower or any Guarantor to make the payments required by Sections 4.1 and 4.2 (or any other payments required under Applicable Law or otherwise) shall in any respect limit the liability of any other Guarantor with respect to its obligations hereunder, and each Guarantor shall remain liable for the full amount of the obligations of such Guarantor hereunder.

ARTICLE 5

ACCESSIONS

5.1 Additional Guarantors. At any time and from time to time, any Restricted Credit Party which is not already a Guarantor may become party to this Agreement in the capacity of a Guarantor provided:

5.1.1	an instrument, in form and substance similar to the one attached hereto as Schedule “C”, shall have been executed by such Person and the Administrative Agent and shall have been delivered to such Person, the Administrative Agent and the Borrowers. The Administrative Agent hereby covenants and agrees not unreasonably to delay, condition, or withhold its execution of the aforesaid instrument; and

5.1.2	that such Person shall have delivered to the Administrative Agent with respect to itself and its entering into and performing its obligations under this Agreement the documents contemplated in Section 10.3 of the Credit Agreement.

5.2 Effective Date. As of and from the effective date stipulated in the instrument referred to in subsection 5.1.1, such Person shall for all purposes be a Guarantor party to this Agreement and shall have all the rights and obligations of a Guarantor under this Agreement and shall be entitled to the benefit of, and be bound by the provisions hereof, to the same extent as if it were an original party hereto and no further consent or action by the Borrowers, the Guaranteed Parties or the Administrative Agent shall be required. Such instrument shall constitute, inter alia, an amendment to this Agreement and more particularly, of Schedule “A” hereof to the extent, and only to the extent, necessary to reflect the addition of such Person as a Guarantor. Promptly after receipt thereof, the Administrative Agent shall deliver to each of the Guaranteed Parties a copy of any instrument received under the terms of this Section 5.2.

ARTICLE 6

TAXES AND OTHER CHARGES

6.1 Payments without Deductions. Each of the Guarantors solidarily agrees to pay to the Guaranteed Parties the Guaranteed Obligations, in principal, interest, fees and accessories, free and clear of and without deduction or withholding for (y) any and all present and future Taxes but excluding however, Taxes imposed upon any Guaranteed Party (any such Guaranteed Party shall be referred to herein as a “Taxed Party”) by the jurisdiction and political subdivision in which it or its relevant lending office may be located or under the Laws of which it may have been constituted that may be imposed from time to time by any jurisdiction (including any

GUARANTEE AND SUBORDINATION AGREEMENT–PAGE 12

jurisdiction from which payment is made) in connection with any amount required to be paid to such Taxed Party pursuant to this Agreement or by any jurisdiction with respect to the preparation, execution, delivery, registration, performance, amendment or enforcement of this Agreement (all of the foregoing, other than the excluded items shall be collectively referred to herein as the “Local Taxes”), and (z) any and all present and future Taxes that may be imposed from time to time by any jurisdiction with respect to the payment by any of the Guarantors of or the reimbursement by any of the Guarantors for any Local Taxes (all of the foregoing listed in clauses (y) and (z), other than the excluded items, shall be collectively referred to herein as the “Indemnified Taxes”). In the event that any Taxed Party shall have paid any Indemnified Taxes which, under the terms of this Section 6.1, the Guarantors or any one thereof is obliged to pay, each of the Guarantors covenants and agrees to reimburse, upon demand, such Taxed Party on an after-tax-basis as contemplated in Section 6.2 for the amount of any such Indemnified Taxes so paid by the latter, with interest on such amount as contemplated in this Agreement, and any such reimbursement paid by any Guarantor shall benefit from the provisions of this Section 6.1 and Section 6.2.

6.2 Payments of Additional Amounts. If any of the Guarantors is at any time (x) required by Law to make any deduction or withholding in respect of any Indemnified Taxes from any amount payable under this Agreement or (y) prevented by operation of Law from paying, causing to be paid or reimbursing the payment of any Indemnified Taxes or (z) required to reimburse a Taxed Party for any Indemnified Taxes paid by the latter but which, under the terms hereof, the Guarantors are obliged to pay, each of the Guarantors covenants and agrees to pay such additional amount as may be necessary in order that the net amounts retained by any Taxed Party, after any deduction or withholding, after the deduction of any such Indemnified Taxes not paid, caused to be paid or reimbursed by any Guarantor, after the payment of such Indemnified Taxes by the Taxed Party and after any Taxes imposed on or measured by the net income, profit or capital of the Taxed Party as a result of its receipt of additional amounts hereunder, shall equal the net after-tax amounts which would have been retained by such Taxed Party if any deduction or withholding had not been made, if such Indemnified Taxes had been paid, caused to be paid or reimbursed by any Guarantor, if such Indemnified Taxes had not been paid by the Taxed Party and if no additional amounts had been paid hereunder. Such additional amounts shall be paid (i) in the case of amounts payable as a result of a deduction or withholding from an amount payable under this Agreement, on the date the latter amount is payable, (ii) in the case of amounts payable as a result of the failure by any Guarantor to pay or reimburse such Indemnified Taxes, on the earlier of the date on which such Indemnified Taxes are due and the fifth day following the receipt by the Guarantors of a notice from the Taxed Party that such Indemnified Taxes have been paid by such Taxed Party, (iii) in the case of Indemnified Taxes paid by a Taxed Party and that the Guarantors are obliged to pay, on demand from the Taxed Party and (iv) in the case of amounts payable as a result of Taxes imposed on or measured by the net income, profit or capital of any Taxed Party as a result of its receipt of additional amounts hereunder, on the fifth day following the receipt by the Guarantors of a request therefor by such Taxed Party. Upon request from any Guarantor, the Taxed Party claiming payment of Indemnified Taxes under the provisions of this Section 6.2 shall provide the Borrowers with such information and documentation as such Guarantor may reasonably request.

6.3 Increase in Interest Rates. If any of the Guarantors is prevented by operation of Law from paying or causing to be paid any amount required to be paid by Section 6.2, each of the Guarantors covenants and agrees to pay as additional interest payable under this Agreement, an

GUARANTEE AND SUBORDINATION AGREEMENT–PAGE 13

amount equal to such required amount, it being expressly understood and agreed that any such additional interest payment shall be paid on an after-tax-basis as contemplated in Section 6.2 and shall be subject to the provisions of Sections 6.1 and 6.2. Each of the Guarantors, at the request of any Taxed Party, shall sign such documents, deeds and instruments and shall do all such things as such Taxed Party shall reasonably consider useful or necessary to give full force and effect to such increase in the rate of interest.

6.4 Remittances by Taxed Party. With respect to any of such Indemnified Taxes, the Guarantors shall make any required payment thereof within the time allowed under applicable Law and, within 15 days thereafter, shall furnish to the Administrative Agent and any Taxed Party evidence of such payment together with such certificates, receipts and other documents as may be available to establish any Tax credit to which such Taxed Party may be entitled. If such Taxed Party shall determine that it has irrevocably obtained a credit or similar Tax benefit with respect to income Taxes imposed by a jurisdiction in which it or its relevant lending office may be located or under the Laws of which it has been constituted, on the basis of the payment of such Taxes by any of the Guarantors, such Taxed Party shall remit to the relevant Guarantors promptly an amount equal to the amount of such credit or benefit as is, in its discretion, exercised in good faith, equitably allocable to such payment by any of the Guarantors having taken into account all its dealings giving rise to similar credits or benefits in relation to the same Tax period. If such Taxed Party shall determine subsequently that, for any reason, the amount of such credit or benefit has directly or indirectly been reduced, each of the Guarantors covenants and agrees to pay, upon the request of such Taxed Party accompanied by evidence of such reduction, to such Taxed Party an amount equal to the amount of such reduction. All determinations and computations required or permitted by this Section 6.4 shall be made, and all assumptions, methods of allocation and other principles necessary for or related to such determinations and computations shall be made or selected, by such Taxed Party in its sole discretion (exercised in good faith) and shall constitute, in the absence of manifest error, prima facie evidence of the amounts or matters so determined or computed.

6.5 Survival of Agreements. The agreements of the Guarantors under this Article 6 shall survive the payment, observance and performance in full of the Guaranteed Obligations, the cancellation in full of the Facilities.

ARTICLE 7

JUDGMENT CURRENCY

7.1 Conversion Rules. If for the purpose of obtaining or enforcing judgment in any court or for any other purpose hereunder, it is necessary to convert an amount due hereunder in the currency in which it is due (the “Original Currency”) into another currency (the “Second Currency”), the rate of exchange applied shall be the Exchange Rate for conversion of the Original Currency into the Second Currency on the Business Day on which judgment is given or the amount is due, as the case may be.

7.2 Currency Indemnity. Each of the Guarantors agrees that its obligations, in respect of any amounts due from it to the Guaranteed Parties in the Original Currency hereunder shall, notwithstanding any payment or tender, including pursuant to any judgment expressed or payment made in the Second Currency, be discharged only to the extent that, on the Business Day following receipt of any sums so paid or adjudged to be due hereunder in the Second

GUARANTEE AND SUBORDINATION AGREEMENT–PAGE 14

Currency, the Administrative Agent, on behalf of the Guaranteed Parties, as the case may be, in accordance with normal banking procedure, may purchase in the Canadian money market or the Canadian foreign exchange market, as the case may be, the Original Currency with the amount of the Second Currency so paid or so adjudged to be due; and, if the amount of the Original Currency so purchased is less than the amount originally due in the Original Currency, each of the Guarantors agrees as a separate and independent obligation and notwithstanding any such payment or judgment to indemnify the Guaranteed Parties against such loss and, if the amount of the Original Currency so purchased is greater than the amount originally due in the Original Currency, the Administrative Agent and the Guaranteed Parties (herein acting and represented by the Administrative Agent) agree, notwithstanding any such payment or judgment, to remit to the relevant Guarantors, on demand, any such excess. The obligation provided for in this Section 7.2 shall not be affected by or merged with any judgment obtained under this Agreement.

ARTICLE 8

SPECIAL PROVISIONS WITH RESPECT TO THE GUARANTEED PARTIES

8.1 Intervention of any Lender into this Agreement. The Administrative Agent does hereby declare that in accordance with the provisions of the Credit Agreement and of any Loan Transfer Agreement which has been or shall be executed from time to time, it has been mandated or shall have its mandate confirmed, as the case may be, by each and every Person who may, at any time and from time to time, become a Lender to act for and on its behalf in the execution of this Agreement and in the assumption and performance of its obligations hereunder in the same manner and to the same extent as though such Person were an original Guaranteed Party thereto. Furthermore, the Guaranteed Parties (herein acting and represented by the Administrative Agent) do hereby acknowledge and agree that the execution and delivery of a Loan Transfer Agreement by the parties referred to therein shall constitute for all purposes of this Agreement, the intervention by such transferee referred to in such Loan Transfer Agreement into this Agreement and such transferee shall have all the benefits created hereunder and shall be bound by all the terms hereof as fully as though it were an original Guaranteed Party hereto.

8.2 Benefit of this Agreement for future Guaranteed Parties. The Guaranteed Parties (herein acting and represented by the Administrative Agent) hereto do hereby expressly acknowledge, declare and agree that the rights, benefits and remedies created and intended to be created at any time and from time to time by this Agreement in favour of the Administrative Agent, are created and intended to be created in favour of the Guaranteed Parties and in favour of the Administrative Agent as administrative agent for such Person or Persons who now are or may, at any time and from time to time, become Guaranteed Parties in the same manner and to the same extent as though each such Person was personally an original Guaranteed Party hereto or a Person specifically named as a beneficiary in this Agreement. In furtherance of the provisions of this Section 8.2, the original Guaranteed Parties (herein acting and represented by the Administrative Agent) hereto do hereby irrevocably mandate the Administrative Agent, for and on their behalf, to confirm to and confer upon each Person who becomes a Guaranteed Party, the benefits of this Agreement and to execute any instrument necessary to evidence same. The acceptance by the Administrative Agent of any Loan Transfer Agreement shall constitute for all purposes of this Agreement the carrying out by the Administrative Agent of the irrevocable mandate given to it under this Section 8.2.

GUARANTEE AND SUBORDINATION AGREEMENT–PAGE 15

ARTICLE 9

GENERAL PROVISIONS

9.1 Notices. Except as otherwise specified herein, all notices, requests, demands or other communications to or upon the respective parties hereto shall be deemed to have been duly given or made to the party to which such notice, request, demand or other communication is required or permitted to be given or made under this Agreement, when delivered to such party (by certified mail, postage prepaid, or by telecopier or hand delivery) at its address and attention set forth with its signature below, or at such other address as any of the parties hereto may hereafter notify the others in writing. No other method of giving notice is hereby precluded.

9.2 Amendments and Waivers. The rights and remedies of the Guaranteed Parties and the Administrative Agent under this Agreement shall be cumulative and not exclusive of any rights or remedies which they would otherwise have and no failure or delay by any one thereof in exercising any right shall operate as a waiver thereof, nor shall any single or partial exercise of any power or right preclude its other or further exercise or the exercise of any other power or right. Any term, covenant, agreement or condition contained in this Agreement may be amended with the consent of the Guarantors, the Borrowers and the Administrative Agent and such amendment shall be binding upon all of the parties hereto and the Guaranteed Parties, or compliance therewith may be waived (either generally or in a particular instance and either retroactively or prospectively) by the Administrative Agent and such waiver shall be binding upon all of the parties hereto and the Guaranteed Parties, and in any such event the failure to observe, perform or discharge any such covenant, condition or obligation (whether such amendment is executed or such consent or waiver is given before or after such failure) shall not be construed as a breach of such covenant, condition or obligation.

9.3 Assignments by Lenders. Each of the Guarantors hereby acknowledges that (y) pursuant to the provisions of Section 22.5 of the Credit Agreement, any Guaranteed Party may at any time grant Participations in or enter into Assignments subject to the conditions set forth in Section 22.5 of the Credit Agreement and (z) upon fulfilment of the conditions precedent to Assignment set forth in Section 22.5 of the Credit Agreement, including, without limitation, the execution of a Loan Transfer Agreement, the assigning Guaranteed Party shall be released from its obligations under the terms hereof to the extent of such Assignment and the transferee of such Guaranteed Party, for all purposes, shall be a Guaranteed Party under this Agreement and shall be entitled to the benefits, Rights, Remedies and/or Recourses of such Guaranteed Party under this Agreement to the same extent and in the same manner as if it were an original party hereto and no further consent or action by the Guarantors shall be required. Except as specifically set forth in this Section 9.3, nothing in this Agreement, expressed or implied, is intended to or shall confer on any Person other than the Guaranteed Parties, the Administrative Agent and their respective successors and assigns any benefit or any legal or equitable right, remedy or other claim under this Agreement.

9.4 Compensation and Set-Off

9.4.1	In addition to any right now or hereafter granted under applicable Law and not by way of limitation of any such rights:

GUARANTEE AND SUBORDINATION AGREEMENT–PAGE 16

9.4.1.1	upon the occurrence and during the continuance of an Event of Default, each Guaranteed Party is hereby authorized by each Guarantor, at any time and from time to time, without notice to any Guarantor or to any other Person, any such notice being hereby expressly waived, to effect compensation, to set-off and to appropriate and to apply any and all deposits (general or special, time or demand, including Indebtedness evidenced by certificates of deposit, in each case whether matured or unmatured), and any other Indebtedness at any time held or owing by such Guaranteed Party to or for the credit or the account of any Guarantor against and on account of the Guaranteed Obligations, irrespective of whether or not the Administrative Agent shall have made any demand hereunder and although said obligations and liabilities, or any of them, shall be contingent or unmatured;

9.4.2	For the purposes of the application of this Section 9.4, the Guarantors and the Guaranteed Parties (herein acting and represented by the Administrative Agent) agree that the benefit of any term applicable to any Guaranteed Party’s deposit, credit indebtedness, liability or obligation referred to in this Section 9.4 shall be lost immediately before the time when such or Guaranteed Party shall exercise its rights under this Section 9.4 in respect of such deposit, credit indebtedness, liability or obligation of such Guaranteed Party.

9.4.3	Furthermore, in the exercise of its rights under this Section 9.4, where any Indebtedness of either of any Guaranteed Party to any Guarantor is not outstanding in the same currency as the Indebtedness of such Guarantor to such Guaranteed Party, then such Guaranteed Party may effect all currency conversions with respect to any such Indebtedness as it considers appropriate in accordance with its normal practices by using its own rate of exchange in effect on the Business Day preceding that on which it exercised its rights under this Section 9.4.

9.5 No Duty to Disclose. Each of the Guarantors hereby acknowledges that it is presently, and covenants that it will keep itself at any time and from time to time, fully informed of the financial condition of the Borrowers and of all other circumstances which a diligent inquiry would reveal and which bear upon the risk of non-payment of the Guaranteed Obligations. Each of the Guarantors hereby agrees that none of the Guaranteed Parties and the Administrative Agent shall have any duty to disclose or report to any of the Guarantors any information now or hereafter known to them, relating to the business, assets, liabilities, financial position, results of operations or status of the Borrowers’ performance of their obligations under the Operative Documents.

9.6 Limitation on Interest. The Guaranteed Parties and each of the Guarantors intend to fully comply with all applicable Laws limiting the amount of interest which may be contracted for, charged or received, and so in the event that any portion of the payments required hereunder from any of the Guarantors is determined to be interest, such payments shall be automatically limited to the portion thereof which, after taking into account all other interest contracted for, charged or received, shall not exceed the limit prescribed by applicable Law, and in the event the

GUARANTEE AND SUBORDINATION AGREEMENT–PAGE 17

Guaranteed Parties shall have received any such amounts determined to be interest in excess of the amount permitted hereunder, the Guaranteed Parties shall apply such excess amounts to the other obligations of the Guarantors hereunder which do not constitute interest and shall return to the Guarantors any portion of the excess not so applied.

9.7 Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all such separate counterparts shall together constitute but one and the same instrument.

9.8 Severability. Any provision of this Agreement which is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof in that jurisdiction or affecting the validity or enforceability of such provision in any other jurisdiction.

9.9 Entire Agreement. With respect to the obligations of the Guarantors hereunder, this Agreement constitutes the entire agreement among the parties hereto.

9.10 Assignments by the Guarantors. The rights of the Guarantors hereunder are declared to be purely personal and may therefore not be assigned or transferred, nor can any Guarantor assign or transfer any of its obligations, any such assignment being null and void insofar as the Guaranteed Parties are concerned.

9.11 Expenses. The Guarantors solidarily agree to pay all duly documented reasonable out-of pocket costs and expenses, including reasonable attorneys’ fees, which may be incurred by the Guaranteed Parties, the Administrative Agent or any one thereof in any effort to collect or enforce any of their obligations hereunder. The obligations of the Guarantors under this Section 9.11 be subject to each of the limitations and conditions contained in Section 13.9 of the Credit Agreement which shall apply to this Section 9.11 mutatis mutandis.

9.12 Acknowledgment. Each of the Guarantors hereby acknowledges that it has received and taken cognizance of an original executed copy of the Credit Agreement, this Agreement and the other Operative Documents and is familiar with all the provisions thereof.

ARTICLE 10

FORMAL DATE

10.1 Formal Date. For the purpose of convenience, this Agreement may be referred to as bearing formal date of ●●, 2012 irrespective of the actual date of its execution.

ARTICLE 11

LANGUAGE

11.1 English Language. The parties hereto have expressly required that this Agreement and all deeds, documents and notices relating thereto be drafted in the English language.

GUARANTEE AND SUBORDINATION AGREEMENT–PAGE 18

11.2 Langue Anglaise. Les parties aux présentes ont expressément exigé que la présente convention et tous les autres contrats, documents ou avis qui y sont afférents soient rédigés en langue anglaise.

GUARANTEE AND SUBORDINATION AGREEMENT

IN WITNESS WHEREOF, the parties hereto have signed this Agreement.

CGI GROUP INC.
as Cdn Borrower and Guarantor

Per:

and Per:

Address:	1130 Sherbrooke Street West
7th Floor
Montreal, Quebec
H3A 2M8
To the attention of:	Executive Vice-President and Chief Financial Officer
Telecopier:	(514) 841-3299

GUARANTEE AND SUBORDINATION AGREEMENT

3955338 CANADA INC.
as Guarantor

Per:

and Per:

Address:	c/o CGI GROUP INC.
1130 Sherbrooke Street West
7th Floor
Montreal, Quebec
H3A 2M8
To the attention of:	Executive Vice-President and Chief Financial Officer
Telecopier:	(514) 841-3299

GUARANTEE AND SUBORDINATION AGREEMENT

CDSL CANADA LIMITED
as Guarantor

Per:

and Per:

Address:	c/o CGI GROUP INC.
1130 Sherbrooke Street West
7th Floor
Montreal, Quebec
H3A 2M8
To the attention of:	Executive Vice-President and Chief Financial Officer
Telecopier:	(514) 841-3299

GUARANTEE AND SUBORDINATION AGREEMENT

CENTRE DE SERVICES DE PAIE CGI INC.
as Guarantor

Per:

and Per:

Address:	c/o CGI GROUP INC.
1130 Sherbrooke Street West
7th Floor
Montreal, Quebec
H3A 2M8
To the attention of:	Executive Vice-President and Chief Financial Officer
Telecopier:	(514) 841-3299

GUARANTEE AND SUBORDINATION AGREEMENT

CGI FEDERAL INC.
as Guarantor

Per:

and Per:

Address:	c/o CGI GROUP INC.
1130 Sherbrooke Street West
7th Floor
Montreal, Quebec
H3A 2M8
To the attention of:	Executive Vice-President and Chief Financial Officer
Telecopier:	(514) 841-3299

GUARANTEE AND SUBORDINATION AGREEMENT

CGI GROUP HOLDINGS EUROPE LIMITED
as Guarantor

Per:

and Per:

Address:	c/o CGI GROUP INC.
1130 Sherbrooke Street West
7th Floor
Montreal, Quebec
H3A 2M8
To the attention of:	Executive Vice-President and Chief Financial Officer
Telecopier:	(514) 841-3299

GUARANTEE AND SUBORDINATION AGREEMENT

CGI GROUP HOLDINGS USA INC.
as Guarantor

Per:

and Per:

Address:	c/o CGI GROUP INC.
1130 Sherbrooke Street West
7th Floor
Montreal, Quebec
H3A 2M8
To the attention of:	Executive Vice-President and Chief Financial Officer
Telecopier:	(514) 841-3299

GUARANTEE AND SUBORDINATION AGREEMENT

CGI INFORMATION SYSTEMS AND
MANAGEMENT CONSULTANTS
(NEDERLAND) B.V.
as Guarantor

Per:

and Per:

Address:	c/o CGI GROUP INC.
1130 Sherbrooke Street West
7th Floor
Montreal, Quebec
H3A 2M8
To the attention of:	Executive Vice-President and Chief Financial Officer
Telecopier:	(514) 841-3299

GUARANTEE AND SUBORDINATION AGREEMENT

CGI INFORMATION SYSTEMS AND
MANAGEMENT CONSULTANTS (U.K.)
LIMITED
as Guarantor

Per:

and Per:

Address:	c/o CGI GROUP INC.
1130 Sherbrooke Street West
7th Floor
Montreal, Quebec
H3A 2M8
To the attention of:	Executive Vice-President and Chief Financial Officer
Telecopier:	(514) 841-3299

GUARANTEE AND SUBORDINATION AGREEMENT

CGI INFORMATION SYSTEMS AND
MANAGEMENT CONSULTANTS
ESPANA S A
as Guarantor

Per:

and Per:

Address:	c/o CGI GROUP INC.
1130 Sherbrooke Street West
7th Floor
Montreal, Quebec
H3A 2M8
To the attention of:	Executive Vice-President and Chief Financial Officer
Telecopier:	(514) 841-3299

GUARANTEE AND SUBORDINATION AGREEMENT

CGI INFORMATION SYSTEMS AND
MANAGEMENT CONSULTANTS II
LUXEMBOURG S.à r.l
as Guarantor

Per:

and Per:

Address:	c/o CGI GROUP INC.
1130 Sherbrooke Street West
7th Floor
Montreal, Quebec
H3A 2M8
To the attention of:	Executive Vice-President and Chief Financial Officer
Telecopier:	(514) 841-3299

GUARANTEE AND SUBORDINATION AGREEMENT

CGI INFORMATION SYSTEMS AND
MANAGEMENT CONSULTANTS INC.
as Guarantor

Per:

and Per:

Address:	c/o CGI GROUP INC.
1130 Sherbrooke Street West
7th Floor
Montreal, Quebec
H3A 2M8
To the attention of:	Executive Vice-President and Chief Financial Officer
Telecopier:	(514) 841-3299

GUARANTEE AND SUBORDINATION AGREEMENT

CGI INFORMATION SYSTEMS AND
MANAGEMENT CONSULTANTS
LUXEMBOURG S.à r.l
as Guarantor

Per:

and Per:

Address:	c/o CGI GROUP INC.
1130 Sherbrooke Street West
7th Floor
Montreal, Quebec
H3A 2M8
To the attention of:	Executive Vice-President and Chief Financial Officer
Telecopier:	(514) 841-3299

GUARANTEE AND SUBORDINATION AGREEMENT

CGI LIMITED PARTNERSHIP 2005, by its
general partner, 9160-7697 QUÉBEC INC.
as Guarantor

Per:

and Per:

Address:	c/o CGI GROUP INC.
1130 Sherbrooke Street West
7th Floor
Montreal, Quebec
H3A 2M8
To the attention of:	Executive Vice-President and Chief Financial Officer
Telecopier:	(514) 841-3299

GUARANTEE AND SUBORDINATION AGREEMENT

CGI SYSTEMS MANAGEMENT, INC.
as Guarantor

Per:

and Per:

Address:	c/o CGI GROUP INC.
1130 Sherbrooke Street West
7th Floor
Montreal, Quebec
H3A 2M8
To the attention of:	Executive Vice-President and Chief Financial Officer
Telecopier:	(514) 841-3299

GUARANTEE AND SUBORDINATION AGREEMENT

CGI TECHNOLOGIES AND
SOLUTIONS INC.
as Guarantor

Per:

and Per:

Address:	c/o CGI GROUP INC.
1130 Sherbrooke Street West
7th Floor
Montreal, Quebec
H3A 2M8
To the attention of:	Executive Vice-President and Chief Financial Officer
Telecopier:	(514) 841-3299

GUARANTEE AND SUBORDINATION AGREEMENT

CONSEILLERS EN GESTION ET
INFORMATIQUE CGI INC.
as Guarantor

Per:

and Per:

Address:	c/o CGI GROUP INC.
1130 Sherbrooke Street West
7th Floor
Montreal, Quebec
H3A 2M8
To the attention of:	Executive Vice-President and Chief Financial Officer
Telecopier:	(514) 841-3299

GUARANTEE AND SUBORDINATION AGREEMENT

OBERON ASSOCIATES, INC.
as Guarantor

Per:

and Per:

Address:	c/o CGI GROUP INC.
1130 Sherbrooke Street West
7th Floor
Montreal, Quebec
H3A 2M8
To the attention of:	Executive Vice-President and Chief Financial Officer
Telecopier:	(514) 841-3299

GUARANTEE AND SUBORDINATION AGREEMENT

STANLEY ASSOCIATES, INC.
as Guarantor

Per:

and Per:

Address:	c/o CGI GROUP INC.
1130 Sherbrooke Street West
7th Floor
Montreal, Quebec
H3A 2M8
To the attention of:	Executive Vice-President and Chief Financial Officer
Telecopier:	(514) 841-3299

GUARANTEE AND SUBORDINATION AGREEMENT

STANLEY GLOBAL HOLDINGS, INC.
as Guarantor

Per:

and Per:

Address:	c/o CGI GROUP INC.
1130 Sherbrooke Street West
7th Floor
Montreal, Quebec
H3A 2M8
To the attention of:	Executive Vice-President and Chief Financial Officer
Telecopier:	(514) 841-3299

GUARANTEE AND SUBORDINATION AGREEMENT

STANLEY GLOBAL, INC.
as Guarantor

Per:

and Per:

Address:	c/o CGI GROUP INC.
1130 Sherbrooke Street West
7th Floor
Montreal, Quebec
H3A 2M8
To the attention of:	Executive Vice-President and Chief Financial Officer
Telecopier:	(514) 841-3299

GUARANTEE AND SUBORDINATION AGREEMENT

STANLEY, INC.
as Guarantor

Per:

and Per:

Address:	c/o CGI GROUP INC.
1130 Sherbrooke Street West
7th Floor
Montreal, Quebec
H3A 2M8
To the attention of:	Executive Vice-President and Chief Financial Officer
Telecopier:	(514) 841-3299

GUARANTEE AND SUBORDINATION AGREEMENT

NATIONAL BANK OF CANADA
AS ADMINISTRATIVE AGENT

Per:

and Per:

Address:	National Bank of Canada
1155 Metcalfe Street
5th floor
Montreal, Quebec H3B 4S9
Attention :	Manager
Telecopier:	(514) 390-7860

SCHEDULE A—PAGE 1

GUARANTEE AND SUBORDINATION AGREEMENT

SCHEDULE “A”

GUARANTORS

CGI GROUP INC.

3955338 CANADA INC.

CDSL CANADA LIMITED

CENTRE DE SERVICES DE PAIE CGI INC.

CGI FEDERAL INC.

CGI GROUP HOLDINGS EUROPE LIMITED

CGI GROUP HOLDINGS USA INC.

CGI INFORMATION SYSTEMS AND MANAGEMENT CONSULTANTS (NEDERLAND) B.V.

CGI INFORMATION SYSTEMS AND MANAGEMENT CONSULTANTS (U.K.) LIMITED

CGI INFORMATION SYSTEMS AND MANAGEMENT CONSULTANTS ESPANA S A

CGI INFORMATION SYSTEMS AND MANAGEMENT CONSULTANTS II LUXEMBOURG S.à r.l

CGI INFORMATION SYSTEMS AND MANAGEMENT CONSULTANTS INC.

CGI INFORMATION SYSTEMS AND MANAGEMENT CONSULTANTS LUXEMBOURG S.à r.l

CGI LIMITED PARTNERSHIP 2005

CGI SYSTEMS MANAGEMENT, INC.

CGI TECHNOLOGIES AND SOLUTIONS INC.

CONSEILLERS EN GESTION ET INFORMATIQUE CGI INC.

OBERON ASSOCIATES, INC.

STANLEY ASSOCIATES, INC.

STANLEY GLOBAL HOLDINGS, INC.

STANLEY GLOBAL, INC.

STANLEY, INC.

SCHEDULE B—PAGE 1

GUARANTEE AND SUBORDINATION AGREEMENT

SCHEDULE “B”

DEFINITIONS

“Claiming Guarantor” shall have the meaning ascribed to it in Section 4.2;

“Contributing Guarantor” shall have the meaning ascribed to it in Section 4.2;

“Credit Agreement” shall have the meaning ascribed to it in the first preamble paragraph hereof;

“Disgorged Amount” shall have the meaning ascribed to it in Section 2.13;

“Disposed”, “Dispose” or “Disposition” means any realization or sale, liquidation, transfer, lease, alienation, the exercise of any right of set-off, compensation or appropriation of any deposits or credits, the collection of any claim, the creation of any Lien or any other disposition of the whole or any part of the property and assets of any of the Guarantors, as the case may be, by private agreement, call for tenders, public auction, judicial sale or any other type of sale having eventually the same effects as a judicial sale, sale by judicial authority or otherwise;

“Guaranteed Obligations” shall mean:

1.	with respect to any Guarantor other than the Borrowers, the Obligations, whether or not such Obligations are for the payment of money or the performance or non-performance of any act and whether or not such obligations arise or accrue before or after the occurrence of any Event of Default with respect to any of the Restricted Credit Parties (including without limitation any interest accrued on such obligations after the occurrence of any such Event of Default);

2.	with respect to the Cdn Borrower, the Obligations (other than the Cdn Revolving Loans and the Term Loans, and interest and fees payable with respect thereto), whether or not such Obligations are for the payment of money or the performance or non-performance of any act and whether or not such obligations arise or accrue before or after the occurrence of any Event of Default with respect to any of the Restricted Credit Parties (including, without limitation any interest accrued on such obligations after the occurrence of any such Event of Default); and

3.	with respect to each US Borrower, the Obligations (other than the US Revolving Loans, and interest and fees payable with respect thereto) whether or not such Obligations are for the payment of money or the performance or non-performance of any act and whether or not such obligations arise or accrue before or after the occurrence of any Event of Default with respect to any of the Restricted Credit Parties (including, without limitation any interest accrued on such obligations after the occurrence of any such Event of Default);

“Guaranteed Parties” refers collectively to:

1.	the Initial Lenders;

2.	any Person who may, at any time and from time to time, become a Lender under the terms of the Credit Agreement;

SCHEDULE B—PAGE 2

GUARANTEE AND SUBORDINATION AGREEMENT

3.	the Initial Lenders, any such Persons referred to in clause 2 above and any Affiliates thereof who may, at any time and from time to time, be a counterparty to any ISDA Contracts; and

4.	the Administrative Agent;

and, in each case, which has not ceased to be a party to the Credit Agreement in accordance with the provisions thereof;

“Guarantors”, as at any time, refers collectively to:

1.	any Person whose name is set forth in Schedule “A” hereto; and

2.	any other Person who, as such time, has become a party hereto in the capacity of a Guarantor pursuant to the provisions of Section 5.1.

and, “Guarantor” refers to any one thereof;

“Indemnified Taxes” shall have the meaning ascribed to it in Section 6.1;

“Initial Lenders” means the Persons named as Lenders initially set forth in Schedule “A” to the Credit Agreement;

“Local Taxes” shall have the meaning ascribed to it in Section 6.1;

“Original Currency” shall have the meaning ascribed to it in Section 7.1;

“Proceeding” refers to the making by any Person of an assignment for the benefit of creditors, the filing or consenting to the filing by any such Person of a petition in bankruptcy, a proposal or a notice of intention under the Bankruptcy and Insolvency Act (Canada) or any other equivalent Law of any other jurisdiction, an adjudication of insolvency or bankruptcy with respect to any such Person, the petitioning or application to any tribunal by any such Person for any receiver, trustee, liquidator or sequestrator of, or for any substantial portion of its property; or the commencement by any such Person of any proceeding relating to it or its property or any substantial portion thereof under any reorganization, arrangement, readjustment, composition or liquidation Law of any jurisdiction, whether now or hereafter in effect;

“Second Currency” shall have the meaning ascribed to it in Section 7.1;

“Secured Party Liens” shall have the meaning ascribed to it in Section 3.3;

“Subordinated Documents” shall have the meaning ascribed to it in Section 3.4;

“Subordinated Indebtedness” with respect to any Guarantor, means all Indebtedness, present and future, of each of the other Guarantors, to such Guarantor, whether contracted directly or resulting from the process of legal or conventional subrogation or assignment, in principal, interest, fees and accessories;

“Subordinated Liens” shall have the meaning ascribed to it in Section 3.3;

SCHEDULE B—PAGE 3

GUARANTEE AND SUBORDINATION AGREEMENT

“Taxed Party” shall have the meaning ascribed to it in Section 6.1; and

“this Agreement”, “this Guarantee”, “this “Guarantee and Subordination Agreement”, “these presents”, “herein”, “hereby”, “hereunder”, “hereof” and similar expressions refer to this guarantee and subordination agreement and include any and every deed or instrument which is supplemental or ancillary hereto or in implementation hereof, the whole as same may be amended, supplemented or restated at any time and from time to time.

SCHEDULE C—PAGE 1

GUARANTEE AND SUBORDINATION AGREEMENT

SCHEDULE “C”

ACCESSION CERTIFICATE for a guarantor

NATIONAL BANK OF CANADA

AS ADMINISTRATIVE AGENT

1155 Metcalfe Street

5th floor

Montreal, Quebec H3B 4S9

Gentlemen:

We refer you to the guarantee and subordination agreement entered into as of                             , 2012 among, inter alios, National Bank of Canada, as Administrative Agent, CGI Group Inc., as Cdn Borrower and Guarantor, and the other Guarantors set forth in Schedule “A” thereto from time to time (the said agreement, as may be amended, supplemented, restated, replaced or otherwise modified from time to time is hereinafter referred to as the “Guarantee and Subordination Agreement”).

Unless otherwise defined herein or unless there be something in the subject or the context inconsistent therewith, all capitalized terms and expressions used herein shall have the same meaning ascribed to them, directly or by reference, from time to time in the Guarantee and Subordination Agreement.

Pursuant to the provisions of Section 5.1 of the Guarantee and Subordination Agreement, we hereby notify you of our desire to become a party to the Guarantee and Subordination Agreement as a Guarantor, such accession thereto shall be effective as of and from Note 1. In that regard, you will find attached hereto the documents contemplated in subsection 5.1.2 of the Guarantee and Subordination Agreement.

We hereby acknowledge and agree that as of and from Note 1, we shall for all purposes of the Guarantee and Subordination Agreement, be a Guarantor and party to the Guarantee and Subordination Agreement and shall have all the rights and obligations of a Guarantor under the Guarantee and Subordination Agreement and shall be entitled to the benefit of, and be bound by the provisions thereof, to the same extent as if we were an original party thereto.

Furthermore, we hereby acknowledge having taken cognizance (y) of the Guarantee and Subordination Agreement and consent and agree to be bound by the terms and conditions thereof to the same extent as if we were an original party thereto, and (z) of the Credit Agreement and the other Operative Documents and hereby accept the terms and conditions of each one thereof.

This instrument shall, for all purposes, constitute our intervention into the Guarantee and Subordination Agreement.

We would ask you to kindly confirm your acceptance of the foregoing by executing the enclosed duplicate copy hereof and delivering same to the Persons to whom these presents must be

SCHEDULE C—PAGE 2

GUARANTEE AND SUBORDINATION AGREEMENT

delivered in accordance with the provisions of Section 5.1 of the Guarantee and Subordination Agreement.

Dated:
Note 2

Per:

and Per:

CONFIRMATION

Relying upon the foregoing and the representations and warranties made by Note 2, National Bank of Canada, in its capacity as Administrative Agent for and on behalf of the Guaranteed Parties, accept the foregoing and as of and from Note 1, Note 2 shall, for all purposes of the Guarantee and Subordination Agreement, be a Guarantor as if it were an original party thereto.

Dated:
NATIONAL BANK OF CANADA, AS ADMINISTRATIVE AGENT

Per:

and Per:

Notes:

1. Insert the effective date as of which such Person shall become party to the Guarantee and Subordination Agreement.

2. Insert the full name of the Person requesting to accede to the Guarantee and Subordination Agreement.

SCHEDULE E—PAGE 1

CREDIT AGREEMENT

SCHEDULE “E”

GUARANTOR’S CERTIFICATE

I, the undersigned,                                                      ,                                                       of                                                               (the “Company”), am delivering this Certificate in connection with (i) a £1,245,000,000 term credit facilities and Cdn$1,500,000,000 backstop revolving credit facility credit agreement dated as of May 31, 2012, entered into among, inter alios, CGI Group Inc., as Cdn Borrower, the several lenders set forth in Schedule “A” thereto from time to time, as Lenders, National Bank of Canada, as Administrative Agent, Canadian Imperial Bank of Commerce, National Bank Financial and TD Securities, as Co-Lead Arrangers and Joint Bookrunners, and Canadian Imperial Bank of Commerce and TD Securities, as Co-Syndication Agents (which agreement, as same may be amended, supplemented, restated, replaced or otherwise modified from time to time is hereinafter referred to as the “Credit Agreement”) and (ii) the Guarantee Agreement (as such expression is defined in the Credit Agreement) to which the Company is a party as a guarantor (which agreement, as same may be amended, supplemented, restated or otherwise modified from time to time is hereinafter referred to as the “Guarantee”).

For purposes of this Certificate, I have performed the following procedures as of and for the periods set forth below:

1.	I have reviewed the financial statements of the Company for the period ending on .

2.	I have made all inquiries reasonably required to be able to give this Certificate knowledgeably.

3.	Based on the foregoing, in my capacity as of the Company and not personally, I hereby certify that, to the best of my knowledge, after giving effect to the Guarantee and the Loans contemplated under the Credit Agreement, and treating as assets of the Company the indemnity payments and contributions from any other Restricted Credit Party to which the Company would be entitled under the Guarantee, it is my opinion that (a) the Fair Value and Present Fair Saleable Value of the assets of the Company exceed its Stated Liabilities and Identified Contingent Liabilities; (b) the Company Does not have Unreasonably Small Capital; and (c) the Company will be able to pay its respective Stated Liabilities and Identified Contingent Liabilities as they mature or otherwise become payable.

Unless otherwise defined herein or unless there be something in the subject or the context inconsistent therewith, the capitalized words and expressions used herein shall have the same meaning as that ascribed to them in the Credit Agreement.

For purposes of this Certificate, the following terms shall have the following meanings:

A.	“Fair Value” shall mean the amount at which the assets, in their entirety, of the Company would change hands between a willing buyer and a willing seller, within a commercially reasonable period of time, each having reasonable knowledge of the relevant facts, with neither being under any compulsion to act.

SCHEDULE E—PAGE 2

CREDIT AGREEMENT

B.	“Present Fair Saleable Value” shall mean the amount that could be obtained by an independent willing seller from an independent willing buyer if the assets of the Company are sold with reasonable promptness in an arms-length transaction under normal selling conditions for the sale of comparable business enterprises.

C.	“Stated Liabilities” shall mean the recorded liabilities (including contingent liabilities that would be recorded in accordance with GAAP) of the Company as of ● [INSERT LAST DATE OF MOST RECENTLY ENDED FISCAL YEAR], after giving effect to the initial Loans under the Credit Agreement, determined in accordance with GAAP.

D.	“Identified Contingent Liabilities” shall mean the maximum estimated amount of liabilities reasonably likely to result from pending litigation, asserted claims and assessments, guarantees, uninsured risks and other contingent liabilities of the Company after giving effect to the transactions contemplated by the Credit Agreement (including all fees and expenses related thereto but exclusive of such contingent liabilities to the extent reflected in Stated Liabilities), as identified and explained in terms of their nature and estimated magnitude by responsible officers of the Company.

E.	“Will be able to pay its Stated Liabilities, including Identified Contingent Liabilities, as they mature” shall mean that for the period from the date hereof through the date the Stated Liabilities and Identified Contingent Liabilities may mature or otherwise become payable, the Company will have sufficient assets and cash flow to pay its respective Stated Liabilities and Identified Contingent Liabilities as those liabilities mature or otherwise become payable.

F.	“Does not have Unreasonably Small Capital” shall mean that the Company, after giving effect to the incurrence of the Guaranteed Obligations (as such term is defined in the Guarantee) is a going concern and has sufficient capital to ensure that it will continue to be a going concern and to remain a going concern.

IN WITNESS WHEREOF, I have hereunto set our hand this                                                   day of                                                  , 201__.

Name: Title:

SCHEDULE F – PAGE 1

CREDIT AGREEMENT

SCHEDULE “F”

CORPORATE STRUCTURE

(SECTION 12.20 OF THE CREDIT AGREEMENT)

NAMES	LAWS AND JURISDICTIONS OF ORGANIZATION	WHETHER RESTRICTED SUBSIDIARY AND OBLIGATIONS GUARANTEED IF LESS THAN ALL THE OBLIGATIONS	OWNERSHIP OF THE VOTING CAPITAL STOCK AND % OF OWNERSHIP	HEAD OFFICE	OPTIONS
3955338 CANADA INC.	Canada Business Corporations Act (CBCA)	Restricted subsidiary	CGI Group Inc. 37,190,480 Common shares - 100%	1130 Sherbrooke Street West, 7th Floor, Montreal, Quebec, Canada, H3A 2M8	Nil

4246641 CANADA INC.	Canada Business Corporations Act (CBCA)		CGI Group Inc. 1,000 Class A - 100%	1130 Sherbrooke Street West, 7th Floor, Montreal, Quebec, Canada, H3A 2M8	Nil

9160-7697 QUÉBEC INC.	Business Corporations Act (Quebec)		CGI Group Inc.- 100 Common - 100%	1130 Sherbrooke Street West, 7th Floor, Montreal, Quebec, Canada, H3A 2M8	Nil

ACCOUNTS RECEIVABLE AUTOMATED SOLUTIONS INC.	General Corporation Law (Delaware)		CGI Technologies and Solutions Inc. - 5,100 Common - 100%	2711 Centerville Road, Suite 400, Wilmington, Delaware, 19808 USA	Nil

AMS MANAGEMENT SYSTEMS BRASIL LTDA	Brazil		CGI Technologies and Solutions Inc. - 96,000 quotas - 100%	Av. Cidade Jardim, 377 - S/L, room I, 01453-900 Sao Paulo, SP Brazil	Nil

AMS MANAGEMENT SYSTEMS UK LIMITED	Companies Act 1985 (England)		CGI Technologies and Solutions Inc. -750,102 shares - 100%	Broadlands House, Primett Road, Stevenage SG1 3EE	Nil

CDSL CANADA LIMITED	Canada Business Corporations Act (CBCA)	Restricted subsidiary	CGI Information Systems and Management Consultants Inc.- 8,000,000 Class A - 100%	1900 Albert Street, Regina, Saskatchewan, Canada, S4P 4K8	Nil

CENTRE DE SERVICES DE PAIE CGI INC.	Business Corporations Act (Quebec)	Restricted subsidiary	Conseiller en gestion et informatique CGI Inc. -11,645,044 common and 100 Preferred Class A - 100%	1130 Sherbrooke Street West, 7th Floor, Montreal, Quebec, Canada, H3A 2M8	Nil

SCHEDULE F – PAGE 2

CREDIT AGREEMENT

NAMES	LAWS AND JURISDICTIONS OF ORGANIZATION	WHETHER RESTRICTED SUBSIDIARY AND OBLIGATIONS GUARANTEED IF LESS THAN ALL THE OBLIGATIONS	OWNERSHIP OF THE VOTING CAPITAL STOCK AND % OF OWNERSHIP	HEAD OFFICE	OPTIONS
CGI BRASIL LTDA	Brazil		CGI Information Systems and Management Consultants Inc. - 2,305,247 quotas - 99% / Conseillers engestion et informatique CGI Inc. 1 quota - 1%	Rua do Rócio, No 291, conjunto 41 - parte, Edificio Atrium III, Sao Paulo - SP	Nil

CGI FEDERAL INC.	General Corporation Law (Delaware)	Restricted subsidiary	CGI Technologies and Solutions Inc. - 100 Common Stock - 100%	2711 Centerville Road, Wilmington, Delaware, USA, 19808	Nil

CGI GROUP HOLDINGS EUROPE LIMITED	Companies Act 1985 (England)	Restricted subsidiary	3955338 Canada Inc. - 5,800 Ordinary - 89.3% / CGI LIMITED Technologies and Solutions Inc. - 100 “A” Preference / CGI technologies and Solutions Inc. - 100 “B” Preference / CGI Technologies and Solutions Inc. 100 “C” Preference / CGI Technologies and Solutions Inc. - 100 “D” Preference / CGI Technologies and Solutions Inc. - 100 “E” Preference / CGI Technologies and Solutions Inc. - 100 “F” Preference - 9.2 % AMS Management Systems U.K. Limited - 100 “G” Preference -1.5%	Broadlands House, Primett Road, Stevenage SG1 3EE	Nil

SCHEDULE F – PAGE 3

CREDIT AGREEMENT

NAMES	LAWS AND JURISDICTIONS OF ORGANIZATION	WHETHER RESTRICTED SUBSIDIARY AND OBLIGATIONS GUARANTEED IF LESS THAN ALL THE OBLIGATIONS	OWNERSHIP OF THE VOTING CAPITAL STOCK AND % OF OWNERSHIP	HEAD OFFICE	OPTIONS
CGI GROUP HOLDINGS USA INC.	General Corporation Law (Delaware)	Restricted subsidiary	CGI Group Inc. - 5,012 shares of common stock - 100%	2711 Centerville Road, Wilmington, Delaware, USA, 19808	Nil

CGI HUNGARY SOFTWARE SZOLGALTATO ES TANACSADO KFT.	Companies Act (Act 4 of 2006) Hungary		CGI Information Systems and Consultants Luxembourg S.à.r.l. - 1 quota with face value of USD 50,043 and 1 quota with face value of USD 50,903 (capital increase in the course of a conditional capital reduction) - 100%	H-2724 Újlengyel, Petöfi S. u. 40, Hungary	Nil

CGI INFORMATION SYSTEMS AND MANAGEMENT CONSULTANTS (AUSTRALIA) INTERNATIONAL PTY LTD	Corporations Act (Australia)		CGI Information and Management Consultants (Australia) Pty Ltd - 5,000 ordinary shares - 100%	Level 53, Governor Phillip Tower, 1 Farrer Place, Sydney NSW 2000, Australia	Nil

CGI INFORMATION SYSTEMS AND MANAGEMENT CONSULTANTS (AUSTRALIA) PTY LTD	Corporations Act (Australia)		CGI Technologies and Solutions Inc. - 2,500,002 shares - 100%	Level 53, Governor Phillip Tower, 1 Farrer Place, Sydney NSW 2000, Australia	Nil

CGI INFORMATION SYSTEMS AND MANAGEMENT CONSULTANTS (BELGIQUE) SA	Belgium		CGI Group Holdings Europe Limited -17,499 shares - 99.995% -CGI Technologies and Technologies Inc. - 1 share -0,005%	Avenue du Boulevard 21, box 26, Brussels 1210, Belgium	Nil

CGI INFORMATION SYSTEMS AND MANAGEMENT CONSULTANTS (DEUTSCHLAND) GMBH	Germany		CGI Group Holdings Europe Limited-1 share in nominal amount of DM 1,550,000,00 - 100%	Heerdter Loweg, 35, Düsseldorf 40549, Germany	Nil

SCHEDULE F – PAGE 4

CREDIT AGREEMENT

NAMES	LAWS AND JURISDICTIONS OF ORGANIZATION	WHETHER RESTRICTED SUBSIDIARY AND OBLIGATIONS GUARANTEED IF LESS THAN ALL THE OBLIGATIONS	OWNERSHIP OF THE VOTING CAPITAL STOCK AND % OF OWNERSHIP	HEAD OFFICE	OPTIONS
CGI INFORMATION SYSTEMS AND MANAGEMENT CONSULTANTS (NEDERLAND) B.V.	Netherlands	Restricted subsidiary	CGI Group Holdings Europe limited - 400 shares - 100%	Prinses Batrixlann 614, 2595 BM ‘s- Gravenhage, The Netherlands	Nil

CGI INFORMATION SYSTEMS AND MANAGEMENT CONSULTANTS (NEW YORK) INC.	New York Statutes (New York)		CGI Technologies and Solutions Inc. - 100 Common stock - 100%	CT Corporation System, 111 Eighth Avenue, New York, NY, USA, 10011	Nil

CGI INFORMATION SYSTEMS AND MANAGEMENT CONSULTANTS (POLSKA) SP.Z.O.O	Poland		CGI Group Holdings Europe Limited - 80 indivisible shares of equal value of PLN 625 each - 100%	Warsaw Towers, 10th Floor, ul. Sienna 39, Warsaw 00-121, Poland	Nil

CGI INFORMATION SYSTEMS AND MANAGEMENT CONSULTANTS (SUISSE) SA	Switzerland		CGI Group Holdings Europe Limited - 100,000 shares - 3% / CGI Information Systems and Management Consultants (Deutschland) GmbH - 2’800’000 shares - 97%	Wiesenstrasse 10, P.O. Box 1073, 8032 Zurich, Switzerland	Nil

CGI INFORMATION SYSTEMS AND MANAGEMENT CONSULTANTS (U.K.) LIMITED	Companies Act 1985 (England)	Restricted subsidiary	IMRglobal Limited - 1,825 shares- 18.25% / Intuitive Systems Limited - 2,424 shares - 24.24% / Intuitive Group Limited -216 shares - 2.16% / CGI group Holdings Europe Limited - 5,535 shares 55.35%	Broadlands House, Primett Road, Stevenage SG1 3EE	Nil

SCHEDULE F – PAGE 5

CREDIT AGREEMENT

NAMES	LAWS AND JURISDICTIONS OF ORGANIZATION	WHETHER RESTRICTED SUBSIDIARY AND OBLIGATIONS GUARANTEED IF LESS THAN ALL THE OBLIGATIONS	OWNERSHIP OF THE VOTING CAPITAL STOCK AND % OF OWNERSHIP	HEAD OFFICE	OPTIONS
CGI INFORMATION SYSTEMS AND MANAGEMENT CONSULTANTS ESPANA S A	Spain	Restricted subsidiary	CGI Information Systems and Management Consultants (Nederlands) B.V. - 10,000 bearer shares -100%	Avenida de Europa, 24 Edificio Torona B, Parque Empresarial “La Moraleja”, Alcobendas, Madrid 28108 Spain	Nil

CGI INFORMATION SYSTEMS AND MANAGEMENT CONSULTANTS HOLDING SAS	French Commercial Code, arts 227.1 to 227.30 (France)		CGI Group Holdings Europe Limited - 625,000 common -Par value 16 euros) 100%	20 Avenue de l’Opéra, 75001 Paris	Nil

CGI INFORMATION SYSTEMS AND MANAGEMENT CONSULTANTS II LUXEMBOURG S.à r.l	Incorporation Act (Luxembourg)	Restricted subsidiary	CGI Information Systems Management Consultants Inc. - 30,000 ordinary shares and 7,500,000 MRPS - 100%	6C, Parc d’Activités Syrdall L-5365 Munsbach Luxembourg	Nil

CGI INFORMATION SYSTEMS AND MANAGEMENT CONSULTANTS INC.	Canada Business Corporations Act (CBCA)	Restricted subsidiary	CGI Group Inc.- 11,923 Class A (Voting) / 1,000 Class C (non-voting) / 1,000 Class D (non-voting) / 1 Class E (non-voting) / 100% - Conseillers engestion et informatique CGI Inc. - 1,000 Class I share and 100 Class G (non-voting) – Cognicase Electronic Business Solutions Inc. 23,023,785 Preferred (non-voting)	125 Commerce Valley Drive West, Markham, Ontario, Canada, L3T 7W4	Nil

SCHEDULE F – PAGE 6

CREDIT AGREEMENT

NAMES	LAWS AND JURISDICTIONS OF ORGANIZATION	WHETHER RESTRICTED SUBSIDIARY AND OBLIGATIONS GUARANTEED IF LESS THAN ALL THE OBLIGATIONS	OWNERSHIP OF THE VOTING CAPITAL STOCK AND % OF OWNERSHIP	HEAD OFFICE	OPTIONS
CGI INFORMATION SYSTEMS AND MANAGEMENT CONSULTANTS LUXEMBOURG S.à.r.l	Incorporation Act (Luxembourg)	Restricted subsidiary	CGI Information Systems Management Consultants Inc. - 29,664 Ordinary shares and 5,507,292 Convertible ordinary shares - 98.88% /Conseillers en gestion et informatique CGI Inc. -336 Ordinary shares and 62,155 Convertible ordinary shares - 1.12%	10 rue de Reims L- 2417 Luxembourg	Nil

CGI INFORMATION SYSTEMS AND MANAGEMENT CONSULTANTS M.K. LIMITED	Companies Act 1985 (England)		CGI Information Systems and Management Consultants (U.K.) Limited - 48,700,000 shares - 100%	Burystead Court, Caldecotte Lake Drive, Caldecotte, Milton Keynes Buckinghamshire, UK, MK7 8ND	Nil

CGI INFORMATION SYSTEMS AND MANAGEMENT CONSULTANTS PRIVATE LIMITED	Indian Companies Act, 1956 (Karnatakam India)		CGI Technologies and Solutions Inc. - 579,319 Equity shares - 100% / CGI Group Inc. (as nominee for CGI Technologies and Solutions Inc.) 1 equity share	E.City, Tower 2, No. 95/1 & 95/2, Electronic City Phase I (West), Bangalore, 560100, India	Nil

CGI INFORMATION TECHNOLOGY SERVICES PRIVATE LIMITED	Indian Companies Act, 1956 (Karnatakam India)		CGI Group Inc. 9999 Equity shares - 100% / CGI Information Systems and Management Consultants Inc. (as nominee for CGI group Inc. ) 1 equity share	E.City, Tower 2, No. 95/1 & 95/2, Electronic City Phase I (West), Bangalore, 560100, India	Nil

SCHEDULE F – PAGE 7

CREDIT AGREEMENT

NAMES	LAWS AND JURISDICTIONS OF ORGANIZATION	WHETHER RESTRICTED SUBSIDIARY AND OBLIGATIONS GUARANTEED IF LESS THAN ALL THE OBLIGATIONS	OWNERSHIP OF THE VOTING CAPITAL STOCK AND % OF OWNERSHIP	HEAD OFFICE	OPTIONS
CGI ISMC INSURANCE COMPANY LIMITED	Companies Act Cap. 308 of the Laws of Barbados (Barbados)		CGI Group Inc. 1,000 Common - 100%	Whitepark House, White Park Road, Bridgetown, Barbados	Nil

CGI ITALIA SRL	Italy		Conseillers en gestion et informatique CGI SAS - 100 shares - 100%	Corso di Porta Vigentina, 35, 20122 Milano, Italy	Nil

CGI LIMITED PARTNERSHIP 2005	Quebec Civil Code (Quebec)	Restricted subsidiary	CGI Goup Inc.- 6,000,999 units - 99.9% / 9160- 7697 Quebec Inc. -1 Unit -0.01%	1130 Sherbrooke Street West, 7th Floor, Montreal, Quebec, Canada, H3A 2M8	Nil

CGI SYSTEMS MANAGEMENT, INC.	Florida Business Corporations Act (Florida)	Restricted subsidiary	CGI Technologies and Solutions Inc. - 100 Common Stock - 100%	100 North Tampa Street, Suite 4100, Tampa, Florida, USA, 33602	Nil

CGI TECHNOLOGIES AND SOLUTIONS INC.	General Corporation Law (Delaware)	Restricted subsidiary	CGI Group Holdings USA Inc. - 100 Common - 100%	2711 Centerville Road, Wilmington, Delaware, USA, 19808	Nil

CGI TECHNOLOGIES AND SOLUTIONS MÉXICO, S.A. DE C.V.	General Commercial Corporations Law (Mexico)		CGI Technologies and Solutions Inc. 6,450 shares - 100%	Gabriel Mancera 1041, Colonia del valle, Mexico, DF 03100	Nil

CGI URUGUAY SA	Uruguay		CGI Information Systems and Management Consultants Inc,. - 300,000 shares - 100%	Plaza Independacia 811, Montevideo, Uruguay	Nil

CGIISMC - SISTEMAS DE INFORMAÇÃO E CONSULTORIA DE GESTÃO, UNIPESSOAL, LDA	Portugal		AMS Management Systems U.K. Limited - 100%	Rua Tomás da Fonseca, Torres de Lisboa, Torre G- 12, Lisbon N/A, Portugal 1600-209	Nil

CGIISMC INFORMATION SYSTEMS AND MANAGEMENT CONSULTANTS (SVERIGE) AB	Sweden		CGI Group Holdings Europe Limited - 1,000 shares - 100%	Linnegatan 89E, 115 23, Stockholm, Sweden	Nil

SCHEDULE F – PAGE 8

CREDIT AGREEMENT

NAMES	LAWS AND JURISDICTIONS OF ORGANIZATION	WHETHER RESTRICTED SUBSIDIARY AND OBLIGATIONS GUARANTEED IF LESS THAN ALL THE OBLIGATIONS	OWNERSHIP OF THE VOTING CAPITAL STOCK AND % OF OWNERSHIP	HEAD OFFICE	OPTIONS
COGNICASE ELECTRONIC BUSINESS SOLUTIONS INC.	Canada Business Corporations Act (CBCA)		CGI Group Inc. - 27,210,052 Common Class A (voting) and 705,616 Class B Series 1 (non-voting) - 100%	1130 Sherbrooke Street West, 7th Floor, Montreal, Quebec, Canada, H3A 2M8	Nil

CONSEILLERS EN GESTION ET INFORMATIQUE CGI INC.	Business Corporations Act (Quebec)	Restricted subsidiary	CGI Group Inc. - 10,031 common voting / 32,200 Class C Preferred / 100 Class E Preferred / 1,000 Class F Preferred / 165,752 Class G Preferred/ 1,000 Class H Preferred - 100% - CGI Information Systems and Management Consultants Inc. - 101,346 Class A Preferred and 100 Class D preferred (non-voting)	1130 Sherbrooke Street West, 7th Floor, Montreal, Quebec, Canada, H3A 2M8	Nil

CONSEILLERS EN GESTION ET INFORMATIQUE CGI SAS	French Commercial Code, arts 227.1 to 227.30 (France)		CGI Information Systems and Management Consultants Holdings SAS - 235,500 shares (14euros) - 100%	20 Avenue de l’Opéra, 75001 Paris	Nil

GOVERNMENT SECURE SOLUTIONS CGI INC.	Delaware General Corporation Law			2711 Centerville Road, Suite 400, Wilmington, Delaware, 19808 USA	Nil

SCHEDULE F – PAGE 9

CREDIT AGREEMENT

NAMES	LAWS AND JURISDICTIONS OF ORGANIZATION	WHETHER RESTRICTED SUBSIDIARY AND OBLIGATIONS GUARANTEED IF LESS THAN ALL THE OBLIGATIONS	OWNERSHIP OF THE VOTING CAPITAL STOCK AND % OF OWNERSHIP	HEAD OFFICE	OPTIONS
IMRGLOBAL LIMITED	Companies Act 1985 (England)		CGI Information Systems and Management Consultants Private Limited - 666,670 ordinary shares - 25% / CGI Group Holdings Europe Limited - 2,000,000 ordinary shares - 75%	Broadlands House, Primett Road, Stevenage SG1 3EE	Nil

INTUITIVE GROUP LIMITED	Companies Act 1985 (England)		IMR Global Limited - 5,057,942 Ordinary 0.10 euros	Broadlands House, Primett Road, Stevenage SG1 3EE	Nil

INTUITIVE SYSTEMS LIMITED	Companies Act 1985 (England)		IMRGlobal Limited - 399,230 Ordinary shares - 100%	Broadlands House, Primett Road, Stevenage SG1 3EE	Nil

LOYALTECH DO BRASIL LTDA	Brazil		CGIISMC Sistemas de informacao e consultoria de gestao Unipessoal - LDA- 9,900 ordinary - 99.9% / Joao Manoel Pinto da Cunha Rosa - 100 ordinary	Rua do Rócio, No 291, conjunto 41 - parte, Edificio Atrium III, Sao Paulo - SP	Nil

OKLAHOMA ACQUISITION CORP.	Delaware General Corporation Law		Stanley, Inc. – 1000 Common – 100%	2711 Centerville Road, Suite 400, Wilmington, Delaware, 19808 USA	Nil

OBERON ASSOCIATES, INC.	Virginia	Restricted subsidiary	Stanley, Inc. - 100 Common - 100%	2711 Centerville Road, Suite 400, Wilmington, Delaware, 19808 USA	Nil

STANLEY ASSOCIATES, INC.	Domestic business Corporation (DC)	Restricted subsidiary	Stanley, Inc. - 1,000 Common - 100%	2711 Centerville Road, Suite 400, Wilmington, Delaware, 19808 USA	Nil

SCHEDULE F – PAGE 10

CREDIT AGREEMENT

NAMES	LAWS AND JURISDICTIONS OF ORGANIZATION	WHETHER RESTRICTED SUBSIDIARY AND OBLIGATIONS GUARANTEED IF LESS THAN ALL THE OBLIGATIONS	OWNERSHIP OF THE VOTING CAPITAL STOCK AND % OF OWNERSHIP	HEAD OFFICE	OPTIONS
STANLEY GLOBAL HOLDINGS, INC.	General Corporation Law (Delaware)	Restricted subsidiary	Stanley, Inc. - 100%	2711 Centerville Road, Suite 400, Wilmington, Delaware, 19808 USA	Nil

STANLEY GLOBAL, INC.	General Corporation Law (Delaware)	Restricted subsidiary	Stanley Global Holdings, Inc. - 100%	2711 Centerville Road, Suite 400, Wilmington, Delaware, 19808 USA	Nil

STANLEY, INC.	General Corporation Law (Delaware)	Restricted subsidiary	CGI Federal Inc. - 1,000 Common - 100%	2711 Centerville Road, Suite 400, Wilmington, Delaware, 19808 USA	Nil

STANLEY ASSOCIATES (DEUTSCHLAND) GMBH	Germany		Stanley Associates, Inc.-1 share of 1,000€ and 1 share of 24,000€	Niederkasseler Lohweg 175, Düsseldorf 40547, Germany	Nil

TECHRIZON, LLC	Domestic Limited Liability Company - Oklahoma			2711 Centerville Road, Suite 400, Wilmington, Delaware, 19808 USA	Nil

SYMMETRICS GMBH	Germany		4 shares of 1,250€ and 4 shares of 5,000 €	Wöhlerstr 42, 30163 Hannover, Germany	Nil

The chief executive office of each Subsidiary of the Cdn Borrower is located at 1130 Sherbrooke Street West, 7th Floor, Montreal, Quebec, Canada, H3A 2M8.

SCHEDULE G – PAGE 1

CREDIT AGREEMENT

SCHEDULE “G”

LOAN PRICING CORPORATION DISCLOSURE

Recommended Data Fields – At Close

The items highlighted in bold are those that Loan Pricing Corporation (LPC) deem essential. The remaining items are those that LPC has seen become more prominent over time as transparency has increased in the U.S. Loan Market.

Company Level	Deal Specific	Facility Specific
Issuer Name	Currency/Amount	Currency/Amount
Location
Date Type
SIC (Cdn)	Purpose	Purpose
Identification Number(s)	Sponsor	Tenor
Revenue	Financial Covenants	Term Out Option
Expiration Date
	Target Company	Facility Signing Date
*Measurement of Risk	Assignment Language	Pricing
S&P Sr. Debt	Law Firms	Base
Rate(s)/Spread(s)/BA/LIBOR
S&P Issuer	MAC Clause	Initial Pricing Level
Moody’s Sr. Debt	Springing lien	Pricing Grid (tied to, levels)
Moody’s Issuer	Cash Dominion	Grid Effective Date
Fitch Sr. Debt	Mandatory Prepays	Fees
Fitch Issuer	Restrct’d Payments (Neg Covs)	Participation Fee (tiered
also)
S&P Implied
(internal assessment)	Other Restrictions	Commitment Fee
DBRS
Other Ratings		Annual Fee
*Industry Classification		Utilization Fee
Moody’s Industry		LC Fee(s)
S&P Industry		BA Fee
Parent		Prepayment Fee
Financial Ratios		Other Fees to Market
Security
Secured/Unsecured
Collateral and Seniority of
Claim
Collateral Value
Guarantors
Lenders Names/Titles
Lender Commitment ($)
Committed/Uncommitted
Distribution method

SCHEDULE G – PAGE 2

CREDIT AGREEMENT

Amortization Schedule Borrowing Base/Advance Rates New Money Amount
Country of Syndication Facility Rating (Loss given default)
S&P Bank Loan Moody’s Bank Loan Fitch Bank Loan DBRS Other Ratings

*	These items would be considered useful to capture from an analytical perspective

SCHEDULE H – PAGE 1

CREDIT AGREEMENT

SCHEDULE “H”

ACQUISITION CERTIFICATE

Date:

NATIONAL BANK OF CANADA

AS ADMINISTRATIVE AGENT

1155 Metcalfe Street

5th floor

Montreal, Quebec H3B 4S9

Ladies and Gentlemen:

I refer you to the £1,245,000,000 term credit facilities and Cdn$1,500,000,000 backstop revolving credit facility credit agreement dated as of May 31, 2012, entered into among, inter alios, CGI Group Inc., as Cdn Borrower, the several lenders set forth in Schedule “A” thereto from time to time, as Lenders, National Bank of Canada, as Administrative Agent, Canadian Imperial Bank of Commerce, National Bank Financial and TD Securities, as Co-Lead Arrangers and Joint Bookrunners, and Canadian Imperial Bank of Commerce and TD Securities, as Co-Syndication Agents (which agreement, as same may be amended, supplemented, restated, replaced or otherwise modified from time to time is hereinafter referred to as the “Credit Agreement”).

Unless otherwise defined herein or unless there be something in the subject or the context inconsistent therewith, all capitalized terms and expressions used herein shall have the same meaning as that ascribed to them from time to time in the Credit Agreement.

This certificate is delivered to you pursuant to subsection 14.6.4 of the Credit Agreement in connection with [Insert details of the acquisition] (the “Acquisition”).

I, the undersigned,                     ,                      of the Cdn Borrower do hereby certify that:

1.	I have taken cognizance of all the terms of the Credit Agreement and of all other Operative Documents;

2.	The covenant analysis and information set forth in Appendix I hereto are true and correct as of the date of this Acquisition Certificate and establish compliance with the Ratios on a Pro Forma Basis as at the end of [Insert relevant quarter end], after giving pro forma effect to the occurrence of the Acquisition.

SCHEDULE H – PAGE 2

CREDIT AGREEMENT

Signed at                         , this                          day of                         , 201        .

Name:
Title:

SCHEDULE H – PAGE 3

CREDIT AGREEMENT

APPENDIX I

Maintenance of Ratios (Section 14.1)1

on Pro Forma Basis

Quarter ending

I.	CALCULATION OF RATIOS

1.	LEVERAGE RATIO

	➢ Debt (as hereinbelow calculated)	$

	➢ EBITDA (as hereinbelow calculated)	$

Ratio of (i) Debt to (ii) EBITDA =

(cannot exceed 3.00:1.00 or 3.50:1.00, as the case may be)

2.	INTEREST AND RENT COVERAGE RATIO

	➢ EBITDAR	$

	➢ Interest Expense	$

	➢ Operating Rentals	$

Ratio of (i) EBITDAR to (ii) the total of the
Interest Expense and the Operating Rentals =

(cannot be less than 1.50:1.00)

Note:

1.	Ratios are to be calculated on a Consolidated Basis or Adjusted Consolidated Basis (as applicable pursuant to Section 14.2 of the Credit Agreement).

SCHEDULE H – PAGE 4

CREDIT AGREEMENT

II.			CALCULATION OF DEBT

	i	)	Indebtedness for borrowed money	$

plus	ii	)	deferred purchase price of goods and

			services	$

plus	iii	)	Negative Value of Derivative

			Instruments that exceeds $20,000,000	$

plus	iv	)	amount of any Securitization Program	$

plus	v	)	obligations secured by Liens	$

plus	vi	)	Capital Leases and Synthetic Leases (excluding, in all cases, operating leases even if such operating leases are considered capital leases for purposes of GAAP)	$

plus	vii	)	deferred credit on Customer Contracts	$

plus	viii	)	B/A’s, letters of credit , letters of

			guarantee	$

plus	ix	)	Guarantees	$

equals	x	)	Debt =		$

SCHEDULE H – PAGE 5

CREDIT AGREEMENT

III.	CALCULATION OF EBITDAR (LAST 12 MONTHS)

	i)	net income or loss	$

minus or plus

	ii)	gains or losses re: extraordinary items	$

plus	iii)	depreciation and amortization expense	$

plus	iv)	Interest Expense	$

plus	v)	income tax expense	$

plus	vi)	Operating Rentals	$

plus	vii)	Option Expenses	$

minus	viii)	Excluded Discounts	$

equals

	EBITDAR =			$

IV.	CALCULATION OF EBITDA (LAST 12 MONTHS)

	i)	EBITDAR	$

minus	ii)	Operating Rentals	$

equals	EBITDA =			$

SCHEDULE I – PAGE 1

CREDIT AGREEMENT

SCHEDULE “I”

ADDITIONAL BORROWER ACCESSION AGREEMENT

Date:

NATIONAL BANK OF CANADA

AS ADMINISTRATIVE AGENT

1155 Metcalfe Street

5th floor

Montreal, Quebec H3B 4S9

Ladies and Gentlemen:

We refer you to the £1,245,000,000 term credit facilities and Cdn$1,500,000,000 backstop revolving credit facility credit agreement dated as of May 31, 2012, entered into among, inter alios, CGI Group Inc., as Cdn Borrower, the several lenders set forth in Schedule “A” thereto from time to time, as Lenders, National Bank of Canada, as Administrative Agent, Canadian Imperial Bank of Commerce, National Bank Financial and TD Securities, as Co-Lead Arrangers and Joint Bookrunners, and Canadian Imperial Bank of Commerce and TD Securities, as Co-Syndication Agents (which agreement, as same may be amended, supplemented, restated, replaced or otherwise modified from time to time is hereinafter referred to as the “Credit Agreement”).

Unless otherwise defined herein or unless there be something in the subject or the context inconsistent therewith, all capitalized terms and expressions used herein shall have the same meaning as that ascribed to them from time to time in the Credit Agreement.

We, [name of proposed Borrower], a [company/corporation] incorporated and existing under the laws of [jurisdiction of incorporation], agree to become an [Additional Cdn Borrower, Additional US Borrower or Additional Foreign Borrower] and to be bound by the terms of the Credit Agreement in all respects as an [Additional Cdn Borrower, Additional US Borrower or Additional Foreign Borrower], in accordance with Section 2.16 of the Credit Agreement.

This Additional Borrower Accession Agreement is governed by the laws of the Province of Québec and the federal laws of Canada applicable therein.

SCHEDULE I – PAGE 2

CREDIT AGREEMENT

[NAME OF PROPOSED BORROWER]

By:
Name:
Title:

By:
Name:
Title:

ACKNOWLEDGEMENT

We acknowledge, confirm and agree that the guarantee of each Restricted Credit Party under the Guarantee Agreement executed and delivered by it extends to all Obligations incurred or to be incurred under the Operative Documents by [name of proposed Borrower].

[INSERT EACH THEN EXISTING
RESTRICTING CREDIT PARTY]

By:
Name:
Title:

By:
Name:
Title:

SCHEDULE I – PAGE 3

CREDIT AGREEMENT

CONFIRMATION

The Administrative Agent hereby confirms the accession of [name of proposed Borrower] as an [Additional Cdn Borrower, Additional US Borrower or Additional Foreign Borrower] to the Credit Agreement on [date].

NATIONAL BANK OF CANADA,
as Administrative Agent

By:
Name:
Title:

By:
Name:
Title:

SCHEDULE J – PAGE 1

CREDIT AGREEMENT

SCHEDULE “J”

COMPLIANCE CERTIFICATE

Date:

NATIONAL BANK OF CANADA

AS ADMINISTRATIVE AGENT

1155 Metcalfe Street

5th floor

Montreal, Quebec H3B 4S9

Ladies and Gentlemen:

We refer you to the £1,245,000,000 term credit facilities and Cdn$1,500,000,000 backstop revolving credit facility credit agreement dated as of May 31, 2012, entered into among, inter alios, CGI Group Inc., as Cdn Borrower, the several lenders set forth in Schedule “A” thereto from time to time, as Lenders, National Bank of Canada, as Administrative Agent, Canadian Imperial Bank of Commerce, National Bank Financial and TD Securities, as Co-Lead Arrangers and Joint Bookrunners, and Canadian Imperial Bank of Commerce and TD Securities, as Co-Syndication Agents (which agreement, as same may be amended, supplemented, restated, replaced or otherwise modified from time to time is hereinafter referred to as the “Credit Agreement”).

Unless otherwise defined herein or unless there be something in the subject or the context inconsistent therewith, all capitalized terms and expressions used herein shall have the same meaning as that ascribed to them from time to time in the Credit Agreement.

This certificate is delivered to you pursuant to subsection [11.1.8, 11.2.9, 14.3 or 14.4] of the Credit Agreement.

I, the undersigned,                     ,                      of the Cdn Borrower do hereby certify that:

1.	I have taken cognizance of all the terms of the Credit Agreement and of all other Operative Documents;

2.	To the best of my knowledge after diligent enquiry, I do not know of the existence, as of the date hereof, of a condition or of any fact whatsoever, constituting a Default or an Event of Default during the [fiscal quarter/year] with respect to which this certificate is being delivered;

3.	Since [September 30, 2011 / the last Compliance Certificate given pursuant to the Credit Agreement], up to the date hereof, to the best of my knowledge, I do not know of the occurrence of a Material Adverse Effect;

4.

The management prepared (i) Financial Statements of the Cdn Borrower on a Consolidated Basis, and (ii) Financial Statements of the Cdn Borrower (other than the statements of cash flows) on an Adjusted Consolidated Basis, in each case, attached

SCHEDULE J – PAGE 2

CREDIT AGREEMENT

hereto for the fiscal quarter ended fairly present in all material respects and in accordance with GAAP respectively the financial position of the Cdn Borrower as at the end of such fiscal quarter;

[or]

The audited consolidated Financial Statements of the Cdn Borrower, the management prepared Financial Statements of the Cdn Borrower (other than the statements of cash flows) on an Adjusted Consolidated Basis, in each case, attached hereto for the fiscal year ended              fairly present in all material respects and in accordance with GAAP the financial position of the Cdn Borrower as at the end of such fiscal year, and Appendix I hereto contains a reconciliation of, or an explanation of, the difference between the consolidated financial statements of the Cdn Borrower and those prepared on an Adjusted Consolidated Basis (other than those relating to the statements of cash flows).

5.	The covenant analysis and information set forth in Appendix II hereto are true and correct as of the date of this Compliance Certificate and relate to the [fiscal quarter/year] ended on [date] (the “Quarter” or the “Year”).

6.	For the purposes of the calculation of Asset Dispositions pursuant to Section 15.7.5, in the twelve (12) months preceding the end of the [Quarter/Year], there have been no Asset Dispositions [except for [describe any Asset Dispositions and set forth a reasonably detailed calculation of (i) the book value or fair market value, whichever is greater, of such Assets Dispositions, (ii) the percentage that such book value or fair market value, as the case may be, represents relative to the Tangible Net Assets of the Cdn Borrower, and (iii) the Net Cash Proceeds received from all Asset Dispositions and a description of the applications of such Net Proceeds]].

7.	To my knowledge, the representations and warranties contained in the Credit Agreement are true as of the date hereof (except to the extent that any such representation or warranty expressly relates to an earlier date, in which case such representation or warranty is true and correct as of such date).

8.	Attached hereto as Appendix III is a revised corporate structure chart updating as at the last day of the [Quarter/Year] the information contained in Schedule “F”.

SCHEDULE J – PAGE 3

CREDIT AGREEMENT

Signed at             , this              day of             , 201        .

Name:
Title:

SCHEDULE J – PAGE 4

CREDIT AGREEMENT

APPENDIX I

RECONCILIATION OF CONSOLIDATED

AND ADJUSTED CONSOLIDATED

FINANCIAL STATEMENTS

Year ending

SCHEDULE J – PAGE 5

CREDIT AGREEMENT

APPENDIX II

Maintenance of Ratios (Section 14.1)1

on Pro Forma Basis

Quarter ending

	XXXXX		XXXXX	XXXXX
I.	CALCULATION OF RATIOS

1.	LEVERAGE RATIO

	➢ Debt (as hereinbelow calculated)	$

	➢ EBITDA (as hereinbelow calculated)	$

Ratio of (i) Debt to (ii) EBITDA =

(cannot exceed 3.00:1.00, or 3.50:1.00, as the case may be)

2.	INTEREST AND RENT COVERAGE RATIO

	➢ EBITDAR	$

	➢ Interest Expense	$

	➢ Operating Rentals	$

Ratio of (i) EBITDAR to (ii) the total of the Interest Expense and the Operating Rentals =

(cannot be less than 1.50:1.00)

Note:

1.	Ratios are to be calculated on a Consolidated Basis or Adjusted Consolidated Basis (as applicable pursuant to Section 14.2 of the Credit Agreement).

SCHEDULE J – PAGE 6

CREDIT AGREEMENT

II.	CALCULATION OF DEBT

	i)	Indebtedness for borrowed money	$

plus	ii)	deferred purchase price of goods and services	$

plus	iii)	Negative Value of Derivative Instruments that exceeds $20,000,000	$

plus	iv)	amount of any Securitization Program	$

plus	v)	obligations secured by Liens	$

plus	vi)	Capital Leases and Synthetic Leases (excluding, in all cases, operating leases even if such operating leases are considered capital leases for purposes of GAAP)	$

plus	vii)	deferred credit on Customer Contracts	$

plus	viii)	B/A’s, letters of credit , letters of guarantee	$

plus	ix)	Guarantees	$

equals	x)	Debt =		$

SCHEDULE J – PAGE 7

CREDIT AGREEMENT

III.	CALCULATION OF EBITDAR (LAST 12 MONTHS )

	i)	net income or loss	$

minus or plus

	ii)	gains or losses re: extraordinary items	$

plus	iii)	depreciation and amortization expense	$

plus	iv)	Interest Expense	$

plus	v)	income tax expense	$

plus	vi)	Operating Rentals	$

plus	vii)	Option Expenses	$

minus	viii)	Excluded Discounts	$

equals

	EBITDAR =			$

IV.	CALCULATION OF EBITDA (LAST 12 MONTHS)

	i)	EBITDAR	$

minus	ii)	Operating Rentals	$

equals

EBITDA =

$

Tangible Net Assets And Revenues

of Restricted Group (Section 14.2)

1.	the Tangible Net Assets of the Restricted Group were, as at the end of the [Quarter/Year] equal to • % of the Tangible Net Assets of the Cdn Borrower; and

2.	the reported combined revenues of the Restricted Group were, as at the end of the [Quarter/Year] equal to • % of the Tangible Net Assets of the Cdn Borrower.

SCHEDULE J – PAGE 8

CREDIT AGREEMENT

APPENDIX III

CORPORATE STRUCTURE

●

SCHEDULE K – PAGE 1

CREDIT AGREEMENT

SCHEDULE “K”

CONVERSION REQUEST

Date:

NATIONAL BANK OF CANADA

AS ADMINISTRATIVE AGENT

1155 Metcalfe Street

5th floor

Montreal, Quebec H3B 4S9

Ladies and Gentlemen:

We refer you to the £1,245,000,000 term credit facilities and Cdn$1,500,000,000 backstop revolving credit facility credit agreement dated as of May 31, 2012, entered into among, inter alios, CGI Group Inc., as Cdn Borrower, the several lenders set forth in Schedule “A” thereto from time to time, as Lenders, National Bank of Canada, as Administrative Agent, Canadian Imperial Bank of Commerce, National Bank Financial and TD Securities, as Co-Lead Arrangers and Joint Bookrunners, and Canadian Imperial Bank of Commerce and TD Securities, as Co-Syndication Agents (which agreement, as same may be amended, supplemented, restated, replaced or otherwise modified from time to time is hereinafter referred to as the “Credit Agreement”).

Unless otherwise defined herein or unless there be something in the subject or the context inconsistent therewith, all capitalized terms and expressions used herein shall have the same meaning as that ascribed to them from time to time in the Credit Agreement.

Pursuant to Section 7.1 of the Credit Agreement, we hereby request a conversion or rollover of a portion of the [Cdn Revolving Loans, US Revolving Loans or Term Loans], as indicated in [Table 1, Table 2 or Table 3] attached hereto, such conversion or rollover to occur on Note 1 .

For that purpose, we represent and warrant that, to our knowledge, each and every one of the representations and warranties made under the Credit Agreement are true and correct on the date of this Conversion Request (except to the extent that any such representation or warranty expressly relates to an earlier date, in which case such representation or warranty is true and correct as of such date).

SCHEDULE K – PAGE 2

CREDIT AGREEMENT

We further represent and warrant that no Default or Event of Default has occurred and is continuing as of the date of such certificate which has not theretofore been disclosed to the Administrative Agent.

Note 2

Yours truly,

CGI GROUP INC. and/or [US Borrower]

Per:

Notes:

1.	Specify the date of the conversion or rollover.
2.	The Conversion Request relating to (i) the Cdn Revolving Facility or any of the Term Credit Facilities must be issued by the Cdn Borrower, and (ii) the US Revolving Facility must be issued by the US Borrower.

SCHEDULE K – PAGE 3

CREDIT AGREEMENT

TABLE 1

CDN REVOLVING FACILITY

FROM:		TO:
Form of Advance	Selected Maturity Date	Form of Advance	Borrowing Date or Issuance Date	Selected Maturity Date	Selected Period	Amount or Selected Amount	Interest (if applicable)
Prime Rate Loans	N/A	Prime Rate Loans	201	N/A	N/A	Cdn$	Prime Rate Basis

US Base Rate Loans	N/A	US Base Rate Loans	201	N/A	N/A	US$	US Base Rate Basis

Libor Loans	Note 3	Libor Loans	201	Note 3	1 month	US$	Libor Basis

					2 months	US$

					3 months	US$

					6 months	US$

					________	US$

Libor Loans	Note 3	Libor Loans	201	Note 3	1 month	£	Libor Basis

					2 months	£

					3 months	£

					6 months	£

					________	£

SCHEDULE K – PAGE 4

CREDIT AGREEMENT

FROM:		TO:
Form of Advance	Selected Maturity Date	Form of Advance	Borrowing Date or Issuance Date	Selected Maturity Date	Selected Period	Amount or Selected Amount	Interest (if applicable)
Libor Loans	Note 3	Libor Loans	201	Note 3	1 month	€	Libor Basis

					2 months	€

					3 months	€

					6 months	€

					_______	€

LC	Note 3*	LC	201	Note 3	_______	Cdn$	N/A

US$

Note 4

BA	Note 3	BA	201	Note 3	1 month	Cdn$	N/A

					2 months	Cdn$

					3 months	Cdn$

					6 months	Cdn$

					_______	Cdn$

SCHEDULE K – PAGE 5

CREDIT AGREEMENT

TABLE 2

US REVOLVING FACILITY

FROM:		TO:
Form of Advance	Selected Maturity Date	Form of Advance	Borrowing Date or Issuance Date	Selected Maturity Date	Selected Period	Amount or Selected Amount	Interest (if applicable)
US Prime Rate Loans	N/A	US Prime Rate Loans	201	N/A	N/A	US$	US Prime Rate Basis

Libor Loans	Note 3	Libor Loans	201	Note 3	1 month	US$	Libor Basis

					2 months	US$

					3 months	US$

					6 months	US$

					_______	US$

Libor Loans	Note 3	Libor Loans	201	Note 3	1 month	£	Libor Basis

					2 months	£

					3 months	£

					6 months	£

					_______	£

SCHEDULE K – PAGE 6

CREDIT AGREEMENT

FROM:		TO:
Form of Advance	Selected Maturity Date	Form of Advance	Borrowing Date or Issuance Date	Selected Maturity Date	Selected Period	Amount or Selected Amount	Interest (if applicable)
Libor Loans	Note 3	Libor Loans	201	Note 3	1 month	€	Libor Basis

					2 months	€

					3 months	€

					6 months	€

					_______	€

LC	Note 3*	LC	201	Note 3	_______	US$	N/A

Note 4

_______

SCHEDULE K – PAGE 7

CREDIT AGREEMENT

TABLE 3

TERM LOAN [A / B / C] CREDIT FACILITY

FROM:		TO:
Form of Advance	Selected Maturity Date	Form of Advance	Borrowing Date or Issuance Date	Selected Maturity Date	Selected Period	Amount or Selected Amount	Interest (if applicable)
Prime Rate Loans	N/A	Prime Rate Loans	201	N/A	N/A	Cdn$	Prime Rate Basis

US Base Rate Loans	N/A	US Base Rate Loans	201	N/A	N/A	US$	US Base Rate Basis

Libor Loans	Note 3	Libor Loans	201	Note 3	1 month	US$	Libor Basis

					2 months	US$

					3 months	US$

					6 months	US$

					______	US$

Libor Loans	Note 3	Libor Loans	201	Note 3	1 month	£	Libor Basis

					2 months	£

					3 months	£

					6 months	£

					_______	£

SCHEDULE K – PAGE 8

CREDIT AGREEMENT

FROM:		TO:
Form of Advance	Selected Maturity Date	Form of Advance	Borrowing Date or Issuance Date	Selected Maturity Date	Selected Period	Amount or Selected Amount	Interest (if applicable)
Libor Loans	Note 3	Libor Loans	201	Note 3	1 month	€	Libor Basis

					2 months	€

					3 months	€

					6 months	€

					_______	€

BA	Note 3	BA	201	Note 3	1 month	Cdn$	N/A

					2 months	Cdn$

					3 months	Cdn$

					6 months	Cdn$

					_______	Cdn$

3.	Specify the Selected Maturity Date, which must fall within the Revolving Period.
4.	Specify currency (which shall be any one of £, € and the Agreed Foreign Currencies).
*	Subject to Section 6.9 of the Credit Agreement.

SCHEDULE L – PAGE 1

CREDIT AGREEMENT

SCHEDULE “L”

CUSTOMER CONTRACT CERTIFICATE

Date:

NATIONAL BANK OF CANADA

AS ADMINISTRATIVE AGENT

1155 Metcalfe Street

5th floor

Montreal, Quebec H3B 4S9

Ladies and Gentlemen:

We refer you to the £1,245,000,000 term credit facilities and Cdn$1,500,000,000 backstop revolving credit facility credit agreement dated as of May 31, 2012, entered into among, inter alios, CGI Group Inc., as Cdn Borrower, the several lenders set forth in Schedule “A” thereto from time to time, as Lenders, National Bank of Canada, as Administrative Agent, Canadian Imperial Bank of Commerce, National Bank Financial and TD Securities, as Co-Lead Arrangers and Joint Bookrunners, and Canadian Imperial Bank of Commerce and TD Securities, as Co-Syndication Agents (which agreement, as same may be amended, supplemented, restated, replaced or otherwise modified from time to time is hereinafter referred to as the “Credit Agreement”).

Unless otherwise defined herein or unless there be something in the subject or the context inconsistent therewith, all capitalized terms and expressions used herein shall have the same meaning as that ascribed to them from time to time in the Credit Agreement.

This certificate is delivered to you pursuant to subsection 14.7.3 of the Credit Agreement in connection with [Insert details of the customer contract] (the “Customer Contract”).

I, the undersigned,                                              ,                                               of the Cdn Borrower do hereby certify that:

1.	I have taken cognizance of all the terms of the Credit Agreement and of all other Operative Documents;

2.	The covenant analysis and information set forth in Appendix I hereto are true and correct as of the date of this Customer Contract Certificate and establish compliance with the Ratios on a Pro Forma Basis as at the end of [Insert relevant quarter end], after giving pro forma effect to the occurrence of the Customer Contract.

SCHEDULE L – PAGE 2

CREDIT AGREEMENT

Signed at                                              , this                                               day of                                     , 201        .

Name: Title:

SCHEDULE L – PAGE 3

CREDIT AGREEMENT

APPENDIX I

Maintenance of Ratios (Section 14.1)1

on Pro Forma Basis

Quarter ending

	$xxx,xxx		$xxx,xxx	$xxx,xxx
I.	CALCULATION OF RATIOS

1.	LEVERAGE RATIO

	• Debt (as hereinbelow calculated)	$

	• EBITDAR (as hereinbelow calculated)	$

Ratio of (i) Debt to (ii) EBITDAR =

(cannot exceed 3.00:1.00 or 3.50:1.00, as the case may be)

2.	INTEREST AND RENT COVERAGE RATIO

	• EBITDAR	$

	• Interest Expense	$

	• Operating Rentals	$

Ratio of (i) EBITDAR to (ii) the total of the Interest Expense and the Operating Rentals =

(cannot be less than 1.50:1.00)

Note:

1.	Ratios are to be calculated on a Consolidated Basis or Adjusted Consolidated Basis (as applicable pursuant to Section 14.2 of the Credit Agreement).

SCHEDULE L – PAGE 4

CREDIT AGREEMENT

	$xxxxx,xxx		$xxxxx,xxx		$xxxxx,xxx
II.	CALCULATION OF DEBT

	i) Indebtedness for borrowed money	$

plus	ii) deferred purchase price of goods and services	$

plus	iii) Negative Value of Derivative Instruments that exceeds $20,000,000	$

plus	iv) amount of any Securitization Program	$

plus	v) obligations secured by Liens	$

plus	vi) Capital Leases and Synthetic Leases (excluding, in all cases, operating leases even if such operating leases are considered capital leases for purposes of GAAP)	$

plus	vii) deferred credit on Customer Contracts	$

plus	viii) B/A’s, letters of credit, letters of guarantee	$

plus	ix) Guarantees	$

equals	x) Debt =			$

SCHEDULE L – PAGE 5

CREDIT AGREEMENT

	$xxxx,xxx		$xxxx,xxx		$xxxx,xxx
III.	CALCULATION OF EBITDAR (LAST 12 MONTHS)

	i) net income or loss	$

minus or plus
	ii) gains or losses re: extraordinary items	$

plus	iii) depreciation and amortization expense	$

plus	iv) Interest Expense	$

plus	v) income tax expense	$

plus	vi) Operating Rentals	$

plus	vii) Option Expenses	$

minus	viii) Excluded Discounts	$

equals
	EBITDAR =			$

IV.	CALCULATION OF EBITDA (LAST 12 MONTHS)

	i) EBITDAR	$

minus	ii) Operating Rentals	$

equals
	EBITDA =			$

SCHEDULE M – PAGE 1

CREDIT AGREEMENT

SCHEDULE “M”

DISPOSITION CERTIFICATE

Date:

NATIONAL BANK OF CANADA

AS ADMINISTRATIVE AGENT

1155 Metcalfe Street

5th floor

Montreal, Quebec H3B 4S9

Ladies and Gentlemen:

We refer you to the £1,245,000,000 term credit facilities and Cdn$1,500,000,000 backstop revolving credit facility credit agreement dated as of May 31, 2012, entered into among, inter alios, CGI Group Inc., as Cdn Borrower, the several lenders set forth in Schedule “A” thereto from time to time, as Lenders, National Bank of Canada, as Administrative Agent, Canadian Imperial Bank of Commerce, National Bank Financial and TD Securities, as Co-Lead Arrangers and Joint Bookrunners, and Canadian Imperial Bank of Commerce and TD Securities, as Co-Syndication Agents (which agreement, as same may be amended, supplemented, restated, replaced or otherwise modified from time to time is hereinafter referred to as the “Credit Agreement”).

Unless otherwise defined herein or unless there be something in the subject or the context inconsistent therewith, all capitalized terms and expressions used herein shall have the same meaning as that ascribed to them from time to time in the Credit Agreement.

This certificate is delivered to you pursuant to subsection 15.7.5(iii) of the Credit Agreement in connection with [Insert details of the asset disposition] (the “Asset Disposition”).

I, the undersigned,                                              ,                                               of the Cdn Borrower do hereby certify that:

1.	I have taken cognizance of all the terms of the Credit Agreement and of all other Operative Documents;

2.	The covenant analysis and information set forth in Appendix I hereto are true and correct as of the date of this Disposition Certificate and establish compliance with the Ratios on a Pro Forma Basis as at the end of [Insert relevant quarter end], after giving pro forma effect to the occurrence of the Asset Disposition.

SCHEDULE M – PAGE 2

CREDIT AGREEMENT

Signed at                                              , this                                               day of                                     , 201        .

Name: Title:

SCHEDULE M – PAGE 3

CREDIT AGREEMENT

APPENDIX I

Maintenance of Ratios (Section 14.1)1

on Pro Forma Basis

Quarter ending

	$xxx,xxx		$xxx,xxx	$xxx,xxx
I.	CALCULATION OF RATIOS

1.	LEVERAGE RATIO

	• Debt (as hereinbelow calculated)	$

	• EBITDAR (as hereinbelow calculated)	$

Ratio of (i) Debt to (ii) EBITDAR =

(cannot exceed 3.00:1.00 or 3.50:1.00, as the case may be)

2.	INTEREST AND RENT COVERAGE RATIO

	• EBITDAR	$

	• Interest Expense	$

	• Operating Rentals	$

Ratio of (i) EBITDAR to (ii) the total of the Interest Expense and the Operating Rentals =

(cannot be less than 1.50:1.00)

Note:

1.	Ratios are to be calculated on a Consolidated Basis or Adjusted Consolidated Basis (as applicable pursuant to Section 14.2 of the Credit Agreement).

SCHEDULE M – PAGE 4

CREDIT AGREEMENT

	$xxxxx,xxx		$xxxxx,xxx		$xxxxx,xxx
II.	CALCULATION OF DEBT

	i) Indebtedness for borrowed money	$

plus	ii) deferred purchase price of goods and services	$

plus	iii) Negative Value of Derivative Instruments that exceeds $ 20,000,000	$

plus	iv) amount of any Securitization Program	$

plus	v) obligations secured by Liens	$

plus	vi) Capital Leases and Synthetic Leases (excluding, in all cases, operating leases even if such operating leases are considered capital leases for purposes of GAAP)	$

plus	vii) deferred credit on Customer Contracts	$

plus	viii) B/A’s, letters of credit , letters of guarantee	$

plus	ix) Guarantees	$

equals	x) Debt =			$

SCHEDULE M – PAGE 5

CREDIT AGREEMENT

	$xxx,xxx		$xxx,xxx		$xxx,xxx
III.	CALCULATION OF EBITDAR 12 MONTHS)

	i) net income or loss	$

minus or plus
	ii) gains or losses re: extraordinary items	$

plus	iii) depreciation and amortization expense	$

plus	iv) Interest Expense of the Restricted Group	$

plus	v) income tax expense	$

plus	vi) Operating Rentals of the Restricted Group	$

plus	vii) Option Expenses	$

minus	viii) Excluded Discounts	$

equals
	EBITDAR =			$

IV.	CALCULATION OF EBITDA (LAST 12 MONTHS)

	i) EBITDAR	$

minus	ii) Operating Rentals	$

equals
EBITDA =
$

SCHEDULE N – PAGE 1

CREDIT AGREEMENT

SCHEDULE “N”

DRAW REQUEST

Date:

NATIONAL BANK OF CANADA

AS ADMINISTRATIVE AGENT

1155 Metcalfe Street

5th floor

Montreal, Quebec H3B 4S9

Ladies and Gentlemen:

We refer you to the £1,245,000,000 term credit facilities and Cdn$1,500,000,000 backstop revolving credit facility credit agreement dated as of May 31, 2012, entered into among, inter alios, CGI Group Inc., as Cdn Borrower, the several lenders set forth in Schedule “A” thereto from time to time, as Lenders, National Bank of Canada, as Administrative Agent, Canadian Imperial Bank of Commerce, National Bank Financial and TD Securities, as Co-Lead Arrangers and Joint Bookrunners, and Canadian Imperial Bank of Commerce and TD Securities, as Co-Syndication Agents (which agreement, as same may be amended, supplemented, restated, replaced or otherwise modified from time to time is hereinafter referred to as the “Credit Agreement”).

Unless otherwise defined herein or unless there be something in the subject or the context inconsistent therewith, all capitalized terms and expressions used herein shall have the same meaning as that ascribed to them from time to time in the Credit Agreement.

Pursuant to Section 2.8 of the Credit Agreement we hereby request a Drawdown under [the Cdn Revolving Facility, the US Revolving Facility or a Term Loan Credit Facility], as indicated in [Table 1, 2 or 3] attached hereto.

For that purpose we represent and warrant that, to our knowledge, each and every one of the representations and warranties made under the Credit Agreement are true and correct on the date of this Draw Request (except to the extent that any such representation or warranty expressly relates to an earlier date, in which case such representation or warranty is true and correct as of such date).

We further represent and warrant that no Default or Event of Default has occurred and is continuing as of the date of this Draw Request which has not theretofore been disclosed to the Administrative Agent.

            Note 1

Yours truly,2

SCHEDULE N – PAGE 2

CREDIT AGREEMENT

CGI GROUP INC. and/or [US Borrower]

Per:

Notes:

1.	Where pursuant to this Draw Request, the Borrowers desire to give a direction of payment, then the Borrowers should include the required payment information.
2.	The Draw Request relating to (i) the Cdn Revolving Facility or any Term Loan Credit Facility must be issued by Cdn Borrower and (ii) the US Revolving Facility must be issued by the US Borrower.

SCHEDULE N – PAGE 3

CREDIT AGREEMENT

TABLE 1

CDN REVOLVING FACILITY

Form of Advance	Borrowing Date or Issuance Date	Selected Maturity Date	Selected Period	Amount or Selected Amount	Interest (if applicable)
Prime Rate Loans	201	N/A	N/A	Cdn$	Prime Rate Basis

US Base Rate Loans	201	N/A	N/A	US$	US Base Rate Basis

Libor Loans	201	Note 3	1 month 2 months 3 months 6 months _______	US$ US$ US$ US$ US$	Libor Basis

Libor Loans	201	Note 3	1 month 2 months 3 months 6 months _______	£ £ £ £ £	Libor Basis

Libor Loans	201	Note 3	1 month 2 months 3 months 6 months _______	€ € € € €	Libor Basis

LC	201	Note 3*	_______	Cdn$ US$ Note 4 _______	N/A

SCHEDULE N – PAGE 4

CREDIT AGREEMENT

Form of Advance	Borrowing Date or Issuance Date	Selected Maturity Date	Selected Period	Amount or Selected Amount	Interest (if applicable)
BA	201	Note 3	1 month 2 months 3 months 6 months _______	Cdn$ Cdn$ Cdn$ Cdn$ Cdn$	N/A

SCHEDULE N – PAGE 5

CREDIT AGREEMENT

TABLE 2

US REVOLVING FACILITY

Form of Advance	Borrowing Date or Issuance Date	Selected Maturity Date	Selected Period	Amount or Selected Amount	Interest (if applicable)
US Prime Rate Loans	201	Note 3	N/A	US$	US Prime Rate Basis

Libor Loans	201	Note 3	1 month 2 months 3 months 6 months _______	US$ US$ US$ US$ US$	Libor Basis

Libor Loans	201	Note 3	1 month 2 months 3 months 6 months _______	£ £ £ £ £	Libor Basis

Libor Loans	201	Note 3	1 month 2 months 3 months 6 months _______	€ € € € €	Libor Basis

LC	201	Note 3*	_______	US$ Note 4 _______	N/A

SCHEDULE N – PAGE 6

CREDIT AGREEMENT

TABLE 3

TERM LOAN [A / B / C] CREDIT FACILITY

Form of Advance	Borrowing Date or Issuance Date	Selected Maturity Date	Selected Period	Amount or Selected Amount	Interest (if applicable)
Prime Rate Loans	_______ 201	N/A	N/A	Cdn$	Prime Rate Basis

US Base Rate Loans	_______ 201	N/A	N/A	US$	US Base Rate Basis

Libor Loans	_______ 201	Note 3	1 month 2 months 3 months 6 months _______	US$ US$ US$ US$ US$	Libor Basis

Libor Loans	_______ 201	Note 3	1 month 2 months 3 months 6 months _______	£ £ £ £ £	Libor Basis

Libor Loans	_______ 201	Note 3	1 month 2 months 3 months 6 months _______	€ € € € €	Libor Basis

SCHEDULE N – PAGE 7

CREDIT AGREEMENT

Form of Advance	Borrowing Date or Issuance Date	Selected Maturity Date	Selected Period	Amount or Selected Amount	Interest (if applicable)
BA	_______ 201	Note 3	1 month 2 months 3 months 6 months _______	Cdn$ Cdn$ Cdn$ Cdn$ Cdn$	N/A

Notes:

3.	Specify the Selected Maturity Date, which must fall within the Revolving Period.
4.	Specify currency (which shall be any one of £, € and the Agreed Foreign Currencies).
*	Subject to Section 6.9 of the Credit Agreement.

SCHEDULE O – PAGE 1

CREDIT AGREEMENT

SCHEDULE “O”

EXISTING LCS

Active Letters of Credit
As of 31/052012
Beneficiary	Issuing Bank	LC number	Amount	Currency	CAD equivalent	Start Date	End Date	Comment
9101-8697 Quebec Inc.	BNCINTL	504-02-005239 IN	12,950,000.00	CAD		07-Dec-11	3I-Mar-13

Commerzbank	Citibank Germany	5218134501	270,199.10	EUR	347,881.31	07-Dec-11	31-Dec-12	One year evergreen

The President of India	Citibank NA Bangalore	5571075503	16,096,674.00	INR	299,076.20	07-Dec-11	31-Mar-14

The President of India	Citibank NA Bangalore	5575600258	10,000,000.00	INR	185,800.00	21-Mar-12	20-Jun-15

La Tesoreria de la Federation	Citibank N.A.,	5220133703	7,751,162.30	MXN	568,935.31	07-Dec-11	30-Dec-12

	Canadian Branch/ Banco Nacional de Mexico, S.A.

The Travelers Indemnity Company	BNCINTL	504-02- 0081163R	600,000.00	USD	617,100.00	07-Dec-11	15-June-13

Technologies Nter	BNCINTL	504-02-0068749	250,000.00	CAD		07-Dec-11	09-Aug-12

Minister of Finance of Alberta	BNCINTL	504-02- 0041894R	250,000.00	CAD		07-Dec-11	31-Oct-12

SCHEDULE O – PAGE 2

CREDIT AGREEMENT

Active Letters of Credit
As of 31/052012
Beneficiary	Issuing Bank	LC number	Amount	Currency	CAD equivalent	Start Date	End Date	Comment
Her Majesty the Queen	BNCINTL	504-02- 0055959N	1,000,000.00	CAD		07-Dec-11	31-Mar-13

Alberta Finance and Enterprise	BNCINTL	504-02- 0081724R	2,000,000.00	CAD		07-Dec-11	31-Mar-13

Agence de la santé et des services sociaux de la Mauricie	BNCINTL	504-02- 0086202N	200,000.00	CAD		07-Dec-11	14-Feb-13

Minister of Finance of Alberta	BNCINTL	504-02- 0089101N	500,000.00	CAD		30-Mar-12	02-Apr-15

Comunidad De Madrid	BNCINTL	504-02-0075045	276,712.25	EUR	356,267.02	07-Dee-11	31-Jul-12

The Assistant Commissioner of Central Excise	Citibank NA Bangalore	5575600086	1,000,000.00	INR	18,580.00	07-Dec-11	31-Mar-13

The President of India	Citibank NA Bangalore	5579600102	5,000,000.00	INR	92,900.00	07-Dec-11	19-Sep-14

The President of India	Citibank NA Bangalore	5570600115	10,000,000.00	INR	185,800.00	07-Dec-11	02-Oct-14

The President of India	Citibank NA Bangalore	5579600114	5,000,000.00	1NR	92,900.00	07-Dec-11	02-Oct-14

The Travelers Indemnity Company	CIBC	CIBC SBGM732263	50,000.00	USD	51,425.00	07-Dec-11	03-Oct-12

Sentry Insurance	CIBC	CIBC SBGM729155	300,000.00	USD	308,550.00	07-Dec-11	18-Oct-12

SCHEDULE O – PAGE 3

CREDIT AGREEMENT

Active Letters of Credit
As of 31/052012
Beneficiary	Issuing Bank	LC number	Amount	Currency	CAD equivalent	Start Date	End Date	Comment
Hart Hartford Building, LLC	BNCINTL	504-02- 0073859R	121,875.00	USD	125,348.44	07-Dec-11	07-Jan-13

The President of India	Citibank NA Bangalore	5570600280	5,000,000.00	INR	92,900.00	12-Apr-12	12-Apr-15	3Y from date of issuance

The President of India	Citibank NA Bangalore	5571600280	5,000,000.00	1NR	92,900.00	12-Apr-12	12-Apr-15	3Y from date of issuance

The President of India	Citibank NA Bangalore	5579600295	44,282.458.00	INR	822,768.07	30-Apr-12	30-Apr-15	3Y from date of issuance

SCHEDULE P – PAGE 1

CREDIT AGREEMENT

SCHEDULE “P”

FACILITY REALLOCATION REQUEST

Date:

NATIONAL BANK OF CANADA

AS ADMINISTRATIVE AGENT

1155 Metcalfe Street

5th floor

Montreal, Quebec H3B 4S9

Ladies and Gentlemen:

We refer you to the £1,245,000,000 term credit facilities and Cdn$1,500,000,000 backstop revolving credit facility credit agreement dated as of May 31, 2012, entered into among, inter alios, CGI Group Inc., as Cdn Borrower, the several lenders set forth in Schedule “A” thereto from time to time, as Lenders, National Bank of Canada, as Administrative Agent, Canadian Imperial Bank of Commerce, National Bank Financial and TD Securities, as Co-Lead Arrangers and Joint Bookrunners, and Canadian Imperial Bank of Commerce and TD Securities, as Co-Syndication Agents (which agreement, as same may be amended, supplemented, restated, replaced or otherwise modified from time to time is hereinafter referred to as the “Credit Agreement”).

Unless otherwise defined herein or unless there be something in the subject or the context inconsistent therewith, all capitalized terms and expressions used herein shall have the same meaning as that ascribed to them from time to time in the Credit Agreement.

We hereby request an adjustment to the Revolving Facilities pursuant to Section 2.17 of the Credit Agreement such that as of              the Cdn Revolving Facility shall be equal to Cdn$             and the US Revolving Facility shall be equal to Cdn$            .

[or]

We hereby request an adjustment to the Swingline Facilities pursuant of Section 2.17 of the Credit Agreement such as of the              Cdn Swingline Commitment Amount shall be equal to Cdn$             and the US Swingline Commitment Amount shall be equal to Cdn$            .

Yours truly,

CGI GROUP INC. and/or [US Borrower]

Per:

SCHEDULE Q – PAGE 1

CREDIT AGREEMENT

SCHEDULE “Q”

LOAN TRANSFER AGREEMENT

among

—

as Assignor

and

—

as Assignee

and

CGI GROUP INC.

AS CDN BORROWER

and

NATIONAL BANK OF CANADA

AS ADMINISTRATIVE AGENT

and

[NAME OF EACH OF THE GUARANTORS AS AT THE DATE

OF THE LOAN TRANSFER AGREEMENT]

AS GUARANTORS

Dated as of —

SCHEDULE Q – PAGE 2

CREDIT AGREEMENT

LOAN TRANSFER AGREEMENT entered into in Montréal, Province of Québec, as of —.

AMONG:	—, as Assignor;

AND:	—, as Assignee;

AND:	CGI GROUP INC., as Cdn Borrower;

AND:	NATIONAL BANK OF CANADA, as Administrative Agent;

AND:	[NAME OF EACH OF THE GUARANTORS AS AT THE DATE OF THE LOAN TRANSFER AGREEMENT], as Guarantors;

WHEREAS a £1,245,000,000 term credit facilities and Cdn$1,500,000,000 backstop revolving credit facility credit agreement dated as of May 31, 2012, was entered into among, inter alios, CGI Group Inc., as Cdn Borrower, the several lenders set forth in Schedule “A” thereto from time to time, as Lenders, National Bank of Canada, as Administrative Agent, Canadian Imperial Bank of Commerce, National Bank Financial and TD Securities, as Co-Lead Arrangers and Joint Bookrunners, and Canadian Imperial Bank of Commerce and TD Securities, as Co-Syndication Agents (which agreement, as same may be amended, supplemented, restated, replaced or otherwise modified from time to time is hereinafter referred to as the “Credit Agreement”);

WHEREAS —, as Assignor, wishes to exercise its rights under Section 22.5 of the Credit Agreement and to Assign to — as Assignee, a portion of the Loans of the Borrowers outstanding to the Assignor pursuant to the Credit Agreement and to have —, as Assignee, assume an equivalent portion of the Commitments and other obligations of the Assignor thereunder, the whole on the terms and conditions herein contained;

NOW THEREFORE, FOR GOOD AND VALUABLE CONSIDERATION BETWEEN THE ASSIGNOR AND THE ASSIGNEE, THE RECEIPT AND SUFFICIENCY OF WHICH ARE HEREBY ACKNOWLEDGED BY THE ASSIGNOR, THE PARTIES HERETO HAVE AGREED AS FOLLOWS:

ARTICLE 1

INTERPRETATION

1.1 Incorporation herein of the Definitions found in the Credit Agreement. The words and expressions bearing initial capital letters used in this Agreement, in its schedules and in any deed, document or agreement supplemental or ancillary hereto, unless there be something in the subject or the context inconsistent therewith, shall have the meaning ascribed to them from time to time in the Credit Agreement.

SCHEDULE Q – PAGE 3

CREDIT AGREEMENT

1.2 Definitions. The following words and expressions, wherever used in this Agreement, in its schedules and in any deed, document or agreement supplemental or ancillary hereto, unless there be something in the subject or the context inconsistent therewith, shall have the following meanings:

1.2.1	“Credit Agreement” has the meaning ascribed to it in the first preamble paragraph of this Agreement;

1.2.2	“Assigned Assets” is the collective reference to all that the Assignor is assigning unto the Assignee under the provisions of Section 2.1;

1.2.3	“Assigned Portion” means the undivided portion equal to the quotient resulting from the division of — [N.B.: Insert the amount of that portion of the Commitments of the Assignor that is to be Assigned] by — [N.B.: Insert the amount of the Commitments of the Assignor immediately prior to the Assignment contemplated by this Agreement], expressed as a percentage rounded off, if necessary, to the nearest third decimal point;

1.2.4	“Assignee” means —, and includes any successor or assign thereof;

1.2.5	“Assignor” means —, and includes any successor or assign thereof;

1.2.6	“Guarantors” is the collective reference to the Restricted Credit Parties;

1.2.7	“this Agreement”, “these presents”, “herein”, “hereby”, “hereunder”, “hereof” and other similar expressions refer collectively to this loan transfer agreement, its schedules as well as any deed or instrument which is supplementary or ancillary hereto or in implementation hereof.

1.3 General Interpretation. Unless otherwise provided, words importing the singular shall include the plural and vice versa, and words importing the masculine gender shall include the feminine gender and vice versa, and all references to dollars shall mean Cdn $.

1.4 Division into Articles. The division of this Agreement into Articles, Sections, subsections, paragraphs and subparagraphs and the insertion of titles are for convenience of reference only and do not affect the meaning or the interpretation of the present Agreement.

1.5 Preamble. The preamble of this Agreement shall form an integral part hereof as if recited at length herein.

1.6 Governing Law. This Agreement and the interpretation and enforcement thereof shall be governed by the Laws of the Province of Québec and the federal Laws of Canada applicable therein.

ARTICLE 2

ASSIGNMENT

2.1 Assignment by Assignor. The Assignor does hereby sell, assign, cede and transfer the following unto the Assignee, hereunto present and accepting:

SCHEDULE Q – PAGE 4

CREDIT AGREEMENT

2.1.1	the Assigned Portion of the Loan of the Assignor as well as the Assigned Portion of all the rights, titles and interests of the Assignor in and to the said Loan including, without limitation, the present and continuing right to make claim for, collect and receive such Loan;

2.1.2	the Assigned Portion of the Operative Documents and of all the rights, titles and interests of the Assignor in and to all said documents and the Assigned Portion of all other rights, recourses and benefits created and intended to be created in favour of the Assignor, whether directly or beneficially, under the said documents and each one thereof; and

2.1.3	all opinions or certificates of advocates, notaries, consultants, engineers, experts and other professionals issued pursuant to or otherwise contemplated by the provisions of the Operative Documents and the Assigned Portion of all of the rights, titles and interests of the Assignor in and to all said opinions and certificates.

2.2 Sale Price. The Assignments made under the terms of Section 2.1 are in consideration of a sale price established by the Assignor and the Assignee and paid this day by the Assignee to the Assignor, the receipt of which is hereby acknowledged by the Assignor, whereof quit. The Assignor and the Assignee do hereby acknowledge that all adjustments have been made as of the date hereof to their complete satisfaction.

2.3 No Warranty. Subject to the representations and warranties made by the Assignor to the Assignee under the provisions of Article 4, the Assignments made under the terms of Section 2.1 are without any other warranty whatsoever, whether legal or contractual, the Assignee accepting the Assigned Assets at its own risk.

2.4 Assumption of Obligations by the Assignee. The Assignor does hereby require the Assignee to and the Assignee does hereby assume, to the complete exoneration of the Assignor, the Assigned Portion of the Commitments of the Assignor and of all other obligations of the Assignor under the Operative Documents and agrees to be bound by all of the terms thereof as fully as though it were an original party to the Credit Agreement (and a “Lender” thereunder) and to each of the Operative Documents to which the Assignor is a party, directly or through the Administrative Agent or with respect to which the Assignor directly or through the Administrative Agent has any obligation or liability.

2.5 Indemnification by the Assignee. As it relates to the Assigned Assets only, the Assignee hereby covenants and agrees to indemnify and hold the Assignor harmless from and against all liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements of any kind or nature whatsoever which may be imposed on, incurred by or asserted against the Assignor in any way relating to or arising out of any action taken or omitted by the Assignee as of and from the date hereof, under the Operative Documents or any other document contemplated by any one thereof or by this Agreement.

2.6 Indemnification by the Assignor. As it relates to the Assigned Assets only, the Assignor hereby covenants and agrees to indemnify and hold the Assignee harmless from and against all liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements of any kind whatsoever which may be imposed on, incurred by or

SCHEDULE Q – PAGE 5

CREDIT AGREEMENT

asserted against the Assignee in any way relating to or arising out of any action taken or omitted by the Assignor or any predecessor thereof prior to the date hereof under the Operative Documents or any other document contemplated by any one thereof or by this Agreement.

2.7 Acceptance and Acknowledgement by the Borrowers. The Borrowers do hereby:

2.7.1	consent, accept and acquiesce in all of the Assignments of the Assigned Assets made by the Assignor to the Assignee under the provisions of Section 2.1;

2.7.2	accept and acquiesce in the assumption by the Assignee of all the obligations of the Assignor as set out in Section 2.4 and forever releases and discharges the Assignor from such obligations and liabilities. Such release and discharge is effective as of the date hereof;

2.7.3	acknowledge and agree that all monies advanced by the Assignee, to the order of or on account of it as a consequence of the assumptions by the Assignee of the obligations of the Assignor as set out in Section 2.4, shall constitute Advances under the Credit Agreement in the same manner and to the same extent as that presently provided for the benefit of the Assignor, and furthermore the Assignee:

2.7.3.1	shall be entitled to the benefits of the provisions of the Operative Documents as fully as though it were an original party to the Credit Agreement (and a “Lender” thereunder) and each of the Operative Documents with respect to Advances previously made by the Assignor and Assigned under the terms hereof, as well as with respect to any Advance to be made by the Assignee after the date hereof; and

2.7.3.2	may exercise, in accordance with the provisions of the Credit Agreement, any and all rights of compensation with respect to any and all amounts owed by the Borrowers to the Assignee as assignee with respect to Advances previously made by the Assignor and Assigned under the terms hereof, as well as with respect to any Advance to be made by the Assignee after the date hereof; and

2.7.4	acknowledge receipt of this Agreement.

The provisions of this Section 2.7 are not limitative of those of Section 22.5 of the Credit Agreement but rather are in furtherance thereof.

2.8 Acceptance and Acknowledgement by the Guarantors. Each of the Guarantors does hereby:

2.8.1	consent, accept and acquiesce in all of the Assignments of the Assigned Assets made by the Assignor to the Assignee under the provisions of Section 2.1;

SCHEDULE Q – PAGE 6

CREDIT AGREEMENT

2.8.2	accept and acquiesce in the assumption by the Assignee of all the obligations of the Assignor as set out in Section 2.4 and forever releases and discharges the Assignor from such obligations and liabilities. Such release and discharge is effective as of the date hereof;

2.8.3	acknowledge and agree that the Assignee shall be entitled to the benefits of the provisions of the Operative Documents as fully as though it were an original party to the Credit Agreement (and a “Lender” thereunder) and each of the Operative Documents with respect to Advances previously made by the Assignor and Assigned under the terms hereof, as well as with respect to any Advances to be made by the Assignee after the date hereof; and

2.8.4	acknowledge receipt of this Agreement.

The provisions of this Section 2.8 are not limitative to those of Section 22.5 of the Credit Agreement or Article 8 of the Guarantee Agreements, but rather are in furtherance thereof.

2.9 Consent of and Acknowledgement by Administrative Agent. The Administrative Agent does hereby:

2.9.1	consent to and acquiesce in all of the Assignments of the Assigned Assets made by the Assignor to the Assignee under the provisions of Section 2.1;

2.9.2	acknowledge that this Agreement constitutes for all purposes the instrument referred to in Section 22.5 of the Credit Agreement as being required to make effective the Assignment from the Assignor to the Assignee herein provided and declares itself satisfied with the form and substance of this Agreement; and

2.9.3	if applicable, acknowledge receipt of the amount of Cdn $5,000 paid to it this day by the Assignor in accordance with the provisions of Section 22.5 of the Credit Agreement.

2.10 Appointment of Administrative Agent by the Assignee. In furtherance of the provisions of Section 20.1 of the Credit Agreement, the Assignee hereby irrevocably appoints and authorizes the Administrative Agent, to take such actions as agent on its behalf and to exercise such powers under the Operative Documents and each one thereof as are delegated to the Administrative Agent by the terms thereof, together with such powers as are reasonably incidental thereto.

2.11 Execution of Additional Documents. Each of the parties hereto will do, execute, acknowledge, obtain and deliver, or cause to be done, executed, acknowledged, obtained and delivered, all and every such further deeds, documents, sales, assignments, cessions, transfers, registrations, filings, notifications, authorizations or approvals as the Assignee may reasonably require or request to give full force and effect to the provisions hereof and to carry out the intent and purpose hereof.

2.12 Amendment to Schedule “A” of the Credit Agreement. In furtherance of the provisions hereof and of Section 22.5 of the Credit Agreement, the parties hereto do hereby

SCHEDULE Q – PAGE 7

CREDIT AGREEMENT

expressly acknowledge and agree that in accordance with the provisions of Section 22.5 of the Credit Agreement, as of and from the date hereof, Schedule “A” of the Credit Agreement is hereby amended so that with respect to the Commitments of the Assignor and the Assignee only, it shall hereafter read as follows:

NAME OF LENDER	CDN REVOLVING COMMITMENT	RATEABLE SHARE OF CDN REVOLVING FACILITY	US REVOLVING COMMITMENT	RATEABLE SHARE OF US OPERATING FACILITY

—	Cdn$—	— %	Cdn$—	— %

—	Cdn$—	— %	Cdn$—	— %

—	Cdn$—	— %	Cdn$—	— %

NAME OF LENDER	TERM LOAN A COMMITMENT	RATEABLE SHARE OF TERM LOAN A CREDIT FACILITY	TERM LOAN B COMMITMENT	RATEABLE SHARE OF TERM LOAN B CREDIT FACILITY

—	£—	— %	£—	— %

—	£—	— %	£—	— %

—	£—	— %	£—	— %

NAME OF LENDER	TERM LOAN C COMMITMENT	RATEABLE SHARE OF TERM LOAN C CREDIT FACILITY

—	£—	— %

—	£—	— %

—	£—	— %

SCHEDULE Q – PAGE 8

CREDIT AGREEMENT

ARTICLE 3

THE DOCUMENTS

3.1 Provisions of Operative Documents to Apply to the Assignee. Without in any way limiting the generality of any other provision hereof, the Borrowers and National Bank of Canada, as Administrative Agent for the Lenders, hereby expressly acknowledges, declares and agrees that all provisions of the Operative Documents in respect of and making reference to the Lenders or a Lender are all in respect and in favour of the Assignee in the same manner and to the same extent as if the Assignee were an original party thereto. By its execution hereof, the Assignee accepts the benefit of the foregoing and acknowledges, declares and agrees that it shall be bound by all of the aforesaid provisions of the Operative Documents and same shall apply to it as fully as though it were an original party thereto.

3.2 Acknowledgement by the Guarantors. The Guarantors do hereby expressly acknowledge, declare, agree and confirm that the Assignee, through the naming of National Bank of Canada, as Administrative Agent for the Lenders, in the Guarantee Agreement, is and is hereby acknowledged for all purposes of the Guarantee Agreement as the beneficiary and holder of the guarantees created thereunder as fully as though the Assignee were an original party thereto.

3.3 Confirmation of Agency by Assignee. The Assignee hereby expressly acknowledges, declares, agrees and confirms, for the benefit of the Borrowers and the Lenders that:

3.3.1	the Administrative Agent in executing the Operative Documents or any other document contemplated hereby or thereby as the Administrative Agent has always had and continues to have its irrevocable mandate to act for and on behalf of the Assignee in the execution of the aforesaid documents and in the assumption and performance of the obligations of the Assignee thereunder and to bind and oblige the Assignee thereunder, the whole in the same manner and to the same extent as though the Assignee were an original party to the aforesaid documents and, to the extent same may be necessary, the Assignee hereby irrevocably confirms the aforesaid mandate of the Administrative Agent; and

3.3.2	the execution by the Administrative Agent of the Operative Documents or any other document contemplated hereby or thereby shall constitute for all purposes of said agreements and documents, the intervention of the Assignee under the said agreements and documents as an original party thereto.

3.4 Intervention of Lenders into this Deed. The Administrative Agent represents in accordance with the provisions of the instruments referred to in Section 20.1 of the Credit Agreement that it has been mandated or shall have its mandate confirmed, as the case may be, by each and every Person who may, at any time and from time to time, become a Lender, so that the Administrative Agent may act for and on its behalf in the execution of this Agreement and in the assumption and performance of its obligations hereunder in the same manner and to the same extent as though such Person were an original party to this Agreement.

SCHEDULE Q – PAGE 9

CREDIT AGREEMENT

ARTICLE 4

REPRESENTATIONS AND WARRANTIES

4.1 Representations and Warranties of the Assignor. The Assignor hereby represents and warrants to the Assignee that as of the date hereof, prior to giving effect to this Assignment, the Loan of the Assignor under the Credit Agreement and the other Operative Documents is as follows:

	Principal	Interest Accrued But Not Yet Payable	Interest Due But Not Yet Paid	Stand-By Fee Accrued But Not Yet Payable

Cdn Revolving Loan	—	—	—	—

US Revolving Loan	—	—	—	—

Term Loans	—	—	—	—

4.2 Representations with Respect to Prior Assignments. Notwithstanding the provisions of Section 2.3, the Assignor hereby represents and warrants to the Assignee that it has not executed any Assignment of any of the Assigned Assets or of any of its rights, titles or interests in and to the Assigned Assets, or any part thereof, nor has it granted any participations with respect to the whole or any part thereof which are still in force, nor has it performed any act or executed any instrument which might prevent the Assignee from operating under any of the terms and conditions of this Agreement or any of the Operative Documents or which would limit the Assignee in any such operation.

4.3 No Further Representations. Except as otherwise expressly provided herein, the Assignee confirms that this Agreement is entered into by the Assignee without any representations or warranties by the Assignor or the Administrative Agent on any matter whatsoever including, without limitation, the effectiveness, validity, legality, enforceability, adequacy or completeness of the Operative Documents or any document delivered pursuant thereto or in connection therewith or any of the terms, covenants and conditions therein or on the financial condition, creditworthiness, condition, business, status or nature of the Borrowers. The Assignee confirms that it has relied solely on its own investigations and analysis in connection with all such matters and all other matters incidental to this Agreement and the Operative Documents and the transactions contemplated by any one thereof and the Assignee confirms that it has not in any way relied upon, and will not hereafter rely upon, the Assignor or the Administrative Agent in respect of any such matters.

4.4 Representation of the Assignee. The Assignee represents to the Administrative Agent and the Borrowers that as of the date hereof, pursuant to Applicable Law, no one among the Administrative Agent, the Borrowers and the Assignor shall be required to withhold taxes relating to a payment to be made to the Assignee with respect to the Loan. [NOTE TO DRAFT: This representation will need to be adapted to the particular circumstances of the Assignee.]

SCHEDULE Q – PAGE 10

CREDIT AGREEMENT

ARTICLE 5

MISCELLANEOUS

5.1 Notices. Except as otherwise specified herein, all notices, requests, demands or other communications to or upon the respective parties hereto shall be deemed to have been duly given or made to the party to which such notice, request, demand or other communication is required or permitted to be given or made under this Agreement, when delivered to such party (by certified mail, postage prepaid, or by telecopier or hand delivery) at its address and attention set forth with its signature below or at such other address as any of the parties hereto may hereafter notify the others in writing. No other method of giving notice is hereby precluded.

5.2 Rights of Other Lenders Not Affected. Nothing herein contained shall be construed or interpreted as in any way affecting or diminishing in any manner whatsoever any of the rights, titles, interests, powers and remedies of any one of the Lenders other than the Assignor in connection with the Loans or any other rights, titles, interests, powers and remedies said Lenders may have under or in connection with the Operative Documents or any other document referred to therein, nor shall any of the Assignments of the Assigned Assets effected under Section 2.1, whether directly or indirectly, constitute any Assignment of any right, title and interest any of the said Lenders may have in any of the Assigned Assets.

5.3 Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all such separate counterparts shall together constitute but one and the same instrument.

5.4 Severability. Any provision of this Agreement which is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof in that jurisdiction or affecting the validity or enforceability of such provision in any other jurisdiction.

5.5 No Novation etc. This Agreement shall not constitute a payment nor shall it operate novation of any amount due under the Credit Agreement and shall not operate by way of compensation, set-off or confusion of or merge with, any indebtedness or liability of the Borrowers or of any other Person or Persons to the Assignee under any deed, guarantee, contract, bill of exchange, promissory note, letter of credit, certificate of deposit or other instrument by which the same may now or at any time hereafter be represented or evidenced.

5.6 Acceptance by other Lenders. Without in any way limiting the generality of the provisions of Section 5.2, to the extent that same may be necessary, the Administrative Agent, for itself and on behalf of the other Lenders, does hereby consent to and accept the Assignments herein provided.

5.7 Other Rights of Assignor not Affected. Nothing herein contained shall be interpreted as in any way affecting or diminishing in any manner whatsoever any of the rights, titles, interests, powers and remedies of the Assignor in connection with or pertaining to the Loans of the Assignor not forming part of the Assigned Assets, or any other rights, titles, interests, powers and remedies the Assignor may have under or in connection with the Operative Documents or any of the documents referred to in any one therein, not forming part of the Assigned Assets. Furthermore, none of the Assignments of the Assigned Assets effected under Section 2.1,

SCHEDULE Q – PAGE 11

CREDIT AGREEMENT

whether directly or indirectly, shall constitute any Assignment, of the remaining rights, titles, interests, powers and remedies of the Assignor referred to in this Section 5.7.

ARTICLE 6

LANGUAGE

6.1 English Language. The parties hereto have expressly required that this Agreement and all deeds, documents and notices relating thereto be drafted in the English language.

6.2 Langue Anglaise. Les parties aux présentes ont expressément exigé que la présente convention et tous les autres contrats, documents ou avis qui y sont afférents soient rédigés en langue anglaise.

[INTENTIONALLY LEFT BLANK]

SCHEDULE Q – PAGE 12

CREDIT AGREEMENT

IN WITNESS WHEREOF, the parties hereto have signed this Agreement on the date and in the place first hereinabove mentioned.

— as Assignor

Per:

and Per:

Address:	—

Attention:	—

Telecopier:	—

SCHEDULE Q – PAGE 13

CREDIT AGREEMENT

— as Assignee

Per:

and Per:

Address:	—

Attention:	—

Telecopier:	—

SCHEDULE Q – PAGE 14

CREDIT AGREEMENT

CGI GROUP INC. AS CDN BORROWER

Per:

Address:	1130 Sherbrooke Street West 7th Floor Montréal, Québec H3A 2M8

Attention:	Executive Vice-President and Chief Financial Officer

Telecopier:	(514) 841-3299

SCHEDULE Q – PAGE 15

CREDIT AGREEMENT

NATIONAL BANK OF CANADA, AS ADMINISTRATIVE AGENT

Per:

and Per:
National Bank of Canada

Address:	1155 Metcalfe Street 5th floor Montreal, Quebec H3B 4S9

Attention:	Vice-President

Telecopier:	(514) 390-7860

SCHEDULE Q – PAGE 16

CREDIT AGREEMENT

[EACH GUARANTOR], AS GUARANTOR

Per:

and Per:

Address:	—

Attention:	—

Telecopier:	(—) —

SCHEDULE R – PAGE 1

CREDIT AGREEMENT

SCHEDULE “R”

REDUCTION NOTICE

Date:

NATIONAL BANK OF CANADA

AS ADMINISTRATIVE AGENT

1155 Metcalfe Street

5th floor

Montreal, Quebec H3B 4S9

Ladies and Gentlemen:

We refer you to the £1,245,000,000 term credit facilities and Cdn$1,500,000,000 backstop revolving credit facility credit agreement dated as of May 31, 2012, entered into among, inter alios, CGI Group Inc., as Cdn Borrower, the several lenders set forth in Schedule “A” thereto from time to time, as Lenders, National Bank of Canada, as Administrative Agent, Canadian Imperial Bank of Commerce, National Bank Financial and TD Securities, as Co-Lead Arrangers and Joint Bookrunners, and Canadian Imperial Bank of Commerce and TD Securities, as Co-Syndication Agents (which agreement, as same may be amended, supplemented, restated, replaced or otherwise modified from time to time is hereinafter referred to as the “Credit Agreement”).

Unless otherwise defined herein or unless there be something in the subject or the context inconsistent therewith, all capitalized terms and expressions used herein shall have the same meaning as that ascribed to them from time to time in the Credit Agreement.

Pursuant to the provisions of Section 2.10 of the Credit Agreement, we hereby notify you that we desire to reduce as of Note 1 , the Note 2 Facility by an amount of [Cdn $ Note 3 ] such that thereafter the Note 2 Facility shall be for an amount of [Cdn $ Note 4 ].

Note 5

Yours truly,

CGI GROUP INC.
and/or [US Borrower]
Per:

SCHEDULE R – PAGE 2

CREDIT AGREEMENT

Notes:

1.	The effective date shall not be less than five (5) Business Days following the delivery to the Administrative Agent of this Reduction Notice, unless this Reduction Notice is with respect to a reduction that shall result in the repayment of all or part of the Libor Loans, in which case the effective date shall not be less than five (5) Banking Days following the delivery to the Administrative Agent of this Reduction Notice.

2.	Where the reduction or cancellation affects the Cdn Revolving Facility, insert “Cdn Revolving”, where it affects the US Revolving Facility, insert “US Revolving”, where it affects the Cdn Swingline Facility, insert “Cdn Swingline”, where it affects the US Swingline Facility, insert “US Swingline”, where it affects the Term Loan A Credit Facility, insert “Term Loan A”, where it affects the Term Loan B Credit Facility, insert “Term Loan B” and where it affects the Term Loan C Credit Facility, insert “Term Loan C”.

3.	Insert the amount by which the Facility shall be reduced and cancelled. Note that the Cdn Revolving Facility, the Cdn Swingline Facility, the US Revolving Facility and the US Swingline Facility must be reduced in minimum amounts of Cdn$5,000,000 and in whole multiples of Cdn$1,000,000 and the Term Loan A Credit Facility, the Term Loan B Credit Facility and the Term Loan C Credit Facility must be reduced in minimum amounts of £10,000,000 and in whole multiples of £1,000,000.

4.	Insert the amount of the Facility following such reduction and cancellation.

5.	Where any such reduction or cancellation results in a repayment of the whole or any part of the Loans, then the relevant Borrower shall attach to this Reduction Notice a Repayment Notice.

SCHEDULE S – PAGE 1

CREDIT AGREEMENT

SCHEDULE “S”

REPAYMENT NOTICE

Date:

NATIONAL BANK OF CANADA

AS ADMINISTRATIVE AGENT

1155 Metcalfe Street

5th floor

Montreal, Quebec H3B 4S9

Ladies and Gentlemen:

We refer you to the £1,245,000,000 term credit facilities and Cdn$1,500,000,000 backstop revolving credit facility credit agreement dated as of May 31, 2012, entered into among, inter alios, CGI Group Inc., as Cdn Borrower, the several lenders set forth in Schedule “A” thereto from time to time, as Lenders, National Bank of Canada, as Administrative Agent, Canadian Imperial Bank of Commerce, National Bank Financial and TD Securities, as Co-Lead Arrangers and Joint Bookrunners, and Canadian Imperial Bank of Commerce and TD Securities, as Co-Syndication Agents (which agreement, as same may be amended, supplemented, restated, replaced or otherwise modified from time to time is hereinafter referred to as the “Credit Agreement”).

Unless otherwise defined herein or unless there be something in the subject or the context inconsistent therewith, all capitalized terms and expressions used herein shall have the same meaning as that ascribed to them from time to time in the Credit Agreement.

Pursuant to the provisions of Note 1 of the Credit Agreement, we hereby notify you that on Note 2 , we shall repay an amount of                     of the Loans to be applied as follows:

SCHEDULE S – PAGE 2

CREDIT AGREEMENT

CDN REVOLVING LOANS
Loans against which payment is to be applied	Amount	Selected Maturity Date

Prime Rate Loans	Cdn$________	N/A

US Base Rate Loans	US$_________	N/A

Libor Loans	US$_________	Note 3
£_________
€_________

LC	Cdn$_________ US$_________ Note 4	Note 3	*

BA	Cdn$_________	Note 3

and/or we shall repay an amount of                     of the US Revolving Loans to be applied as follows:

US REVOLVING LOANS
Loans against which payment is to be applied	Amount	Selected Maturity Date

US Prime Rate Loans	US$_________	N/A

Libor Loans	US$_________	Note 3
£_________
€_________

LC	US$_________	Note 3	*

Note 4

and/or we shall repay an amount of                     of the Term Loans to be applied as follows:

SCHEDULE S – PAGE 3

CREDIT AGREEMENT

LOANS OUTSTANDING UNDER THE TERM LOAN [A/B/C] CREDIT FACILITY
Loans against which payment is to be applied	Amount	Selected Maturity Date

Prime Rate Loans	Cdn$_________	N/A

US Base Rate Loans	US$_________	N/A

Libor Loans	US$	Note 3
£_________
€_________

BA	Cdn$ ________	Note 3

SCHEDULE S – PAGE 4

CREDIT AGREEMENT

Yours truly,

CGI GROUP INC. and/or [US Borrower]

Per:

Notes:

1.	Specify pursuant to the provisions of which Section of the Credit Agreement this Repayment Notice is being issued.

2.	Specify the date of repayment.

3.	Indicate the Selected Maturity Date of the Loans against which payment is to be applied.

4.	Specify currency (which shall be any one of £, € and the Agreed Foreign Currencies).

*	Subject to Section 6.9 of the Credit Agreement.

SCHEDULE T – PAGE 1

CREDIT AGREEMENT

SCHEDULE “T”

EXTENSION REQUEST

Date: Note 1

NATIONAL BANK OF CANADA

AS ADMINISTRATIVE AGENT

1155 Metcalfe Street

5th floor

Montreal, Quebec H3B 4S9

Ladies and Gentlemen:

We refer you to the £1,245,000,000 term credit facilities and Cdn$1,500,000,000 backstop revolving credit facility credit agreement dated as of May 31, 2012, entered into among, inter alios, CGI Group Inc., as Cdn Borrower, the several lenders set forth in Schedule “A” thereto from time to time, as Lenders, National Bank of Canada, as Administrative Agent, Canadian Imperial Bank of Commerce, National Bank Financial and TD Securities, as Co-Lead Arrangers and Joint Bookrunners, and Canadian Imperial Bank of Commerce and TD Securities, as Co-Syndication Agents (which agreement, as same may be amended, supplemented, restated, replaced or otherwise modified from time to time is hereinafter referred to as the “Credit Agreement”).

Unless otherwise defined herein or unless there is something in the subject or the context inconsistent therewith, all capitalized terms and expressions used herein shall have the same meaning as that ascribed to them from time to time in the Credit Agreement.

Pursuant to Section 2.18 of the Credit Agreement, the Borrowers hereby request that the Lenders extend the Revolving Period for an additional period of one (1) year, which period shall commence on the day immediately following the last day of the now current Revolving Period, namely,                                                                               and end on                                                          .

For that purpose, we represent and warrant that, to our knowledge, each and every one of the representations and warranties made under the Credit Agreement are true and correct on the date of this Extension Request (except to the extent that any such representation or warranty expressly relates to an earlier date, in which case such representation or warranty is true and correct as of such date).

SCHEDULE T – PAGE 2

CREDIT AGREEMENT

We further represent and warrant that no Default or Event of Default has occurred and is continuing as of the date of this Extension Request which has not theretofore been disclosed to the Administrative Agent.

Yours truly,

CGI GROUP INC.

Per:

[US Borrower]

Per:

Note:

1.	This Extension Request must be received by the Administrative Agent no earlier than 90 days and no later than 45 days prior to each anniversary of the date of the Credit Agreement.

SCHEDULE U – PAGE 1

CREDIT AGREEMENT

SCHEDULE “U”

SCHEME UNDERTAKINGS/OFFER UNDERTAKINGS

1.	Scheme Undertakings: In the case of a Scheme (each a “Scheme Undertaking”):

(a)	The Cdn Borrower shall procure the issue of the Scheme Press Release by no later than June 6, 2012 (or such other date as the Co-Lead Arrangers and the Cdn Borrower agree) substantially in the agreed form delivered to the Lenders prior to the execution of this Agreement.

(b)	The Cdn Borrower shall procure that the terms of the Scheme Press Release are consistent in all material respects with the press release agreed form delivered to the Lenders prior to the execution of this Agreement.

(c)	The Cdn Borrower shall ensure that the Scheme Circular reproduces in all material respects the terms and conditions of the Scheme as contained in the Scheme Press Release except for any amendment or modification that would not contravene paragraph 1(g)(iii) below.

(d)	The Cdn Borrower shall, and shall procure that UK Bidco shall, so far as it is aware and to the extent permitted by applicable law and regulation (including the UK Code):

(i) keep the Administrative Agent and the Lenders informed as to the status and progress of the Scheme and the Anti-Trust Conditions; and

(ii) if requested by the Administrative Agent, provide the Administrative Agent with such information relating to the progress of the Scheme and the Anti-Trust Conditions as it reasonably requests.

(e)	The Cdn Borrower shall:

(i) to the extent that it is able to do so in compliance with applicable law and regulation (including the UK Code) and any confidentiality or other obligations to which it is subject, ensure the prompt delivery to the Administrative Agent and the Co-Lead Arrangers of copies of all material documents, certificates or notices received or issued by UK Bidco (or on its behalf) in relation to the Scheme and of all press and other public announcements made by UK Bidco (or on its behalf) pursuant to the Scheme;

(ii) where any announcement, press release or publicity material refers to the Administrative Agent or any other Finance Party or any description of any terms of or relating to the Facilities, not release or permit (and procure that UK Bidco shall not release or permit) such announcement, press release or publicity material to be released until the Administrative Agent and the Co-Lead Arrangers have each given their consent to the references therein to the Administrative Agent or a Finance Party or any description of any terms of or relating to the Facilities (such consent not to be unreasonably withheld or delayed) provided that no such

SCHEDULE U – PAGE 2

CREDIT AGREEMENT

consent will be required to make an announcement, press release or publicity material required to be made to comply with the UK Code or any other relevant laws or regulation (in which case the Cdn Borrower shall notify the Administrative Agent and the Co Lead Arrangers as soon as practicable upon becoming aware of the requirement and shall use all reasonable endeavours to consult with the Administrative Agent and the Co-Lead Arrangers prior to releasing or permitting the release of the announcement, press release or publicity material);

(iii) promptly notify the Administrative Agent and the Co-Lead Arrangers of any circumstance or event which, if not waived, the Panel would permit UK Bidco to use as the basis for the invocation of a condition to the Scheme so as to lapse the Scheme; and

(iv) obtain the prior approval of the Co-Lead Arrangers for any description of any terms of or relating to the Facilities contained in the Scheme Circular, such approval not to be unreasonably withheld or delayed, provided that, to the extent the Panel requires any specific information in relation to the Facilities be discussed in the Scheme Circular, the Co-Lead Arrangers shall not be entitled to withhold their consent to the disclosure of such information.

(f) The Cdn Borrower shall comply and shall ensure that UK Bidco complies in all material respects with the UK Code (subject to any waivers granted by the Panel) and all other applicable laws and regulations relevant in the context of the Scheme (unless, in the case of other applicable laws and regulations, non-compliance therewith would not be reasonably likely to have a material adverse effect on the Scheme or material effect on the interests of any of the Finance Parties).

(g) The Cdn Borrower shall not and shall ensure that UK Bidco shall not:

(i) except with the prior consent of the Co-Lead Arrangers, either (i) increase the price per UK Target Share payable by UK Bidco above that specified in the Scheme Press Release or (ii) take any step as a result of which any increase in the price per UK Target Share payable by UK Bidco is required to be made above that specified in the Scheme Press Release;

(ii) take any action which will result in UK Bidco becoming obliged to make a mandatory offer under Rule 9 of the UK Code;

(iii) except as required by the Panel, the Court, the UK Code or any other applicable law, regulation or regulatory body, waive, amend or modify any condition or permit the waiver, amendment or modification of any condition of the Scheme if such waiver, amendment or modification is material and would reasonably be expected to have a material adverse effect on the Scheme or material effect on the interests of any of the Finance Parties without the consent of the Co-Lead Arrangers and the Majority Lenders (such consent not to be unreasonably withheld or delayed).

SCHEDULE U – PAGE 3

CREDIT AGREEMENT

(h)	The Cdn Borrower shall as soon as practicable after the Scheme Date and in any event no later than 20 Business Days after the Scheme Date, re-register the UK Target as a private limited company pursuant to section 97 of the Companies Act 2006.

2.	Offer Undertakings: In the case of an Offer (each an “Offer Undertaking”):

(a)	The Cdn Borrower shall, and shall procure that UK Bidco shall, so far as it is aware and to the extent permitted by applicable law and regulation (including the UK Code):

(i) keep the Administrative Agent and the Lenders informed as to the status and progress of the Offer, the Anti-Trust Conditions and the Squeeze-Out; and

(ii) if requested by the Administrative Agent, provide the Administrative Agent with such information relating to the progress of the Offer and the Anti-Trust Conditions as it reasonably requests.

(b)	The Cdn Borrower shall:

(i) to the extent that it is able to do so in compliance with applicable law and regulation (including the UK Code) and any confidentiality or other obligations to which it is subject, ensure the prompt delivery to the Administrative Agent and the Co-Lead Arrangers of copies of all material documents, certificates or notices received or issued by UK Bidco (or on its behalf) in relation to the Offer and of all press and other public announcements made by UK Bidco (or on its behalf) pursuant to the Offer;

(ii) where any announcement, press release or publicity material refers to the Administrative Agent, the Co-Lead Arrangers or any other Finance Party or any description of any terms of or relating to the Facilities, not release or permit (and procure that UK Bidco shall not release or permit) such announcement, press release or publicity material to be released until the Administrative Agent has given their consent to the references therein to the Administrative Agent or a Finance Party or any description of any terms of or relating to the Facilities (such consent not to be unreasonably withheld or delayed) provided that no such consent will be required to make an announcement, press release or publicity material required to be made to comply with the UK Code and any other relevant laws or regulation (in which case the Cdn Borrower shall notify the Administrative Agent and the Co-Lead Arrangers as soon as practicable upon becoming aware of the requirement and shall use all reasonable endeavours to consult with the Administrative Agent and the Co-Lead Arrangers prior to releasing or permitting the release of the announcement, press release or publicity material); and

SCHEDULE U – PAGE 4

CREDIT AGREEMENT

(iii) promptly after the issue of the Offer Document, deliver or procure the delivery to the Co-Lead Arrangers of a copy of the receiving agent agreement entered into for the purposes of the Offer.

(c)	The Cdn Borrower shall comply and shall ensure that UK Bidco complies in all material respects with the UK Code (subject to any waivers granted by the Panel) and all other applicable laws and regulations relevant in the context of the Offer (unless, in the case of other applicable laws and regulations, non-compliance therewith would not be reasonably likely to have a material adverse effect on the Offer or material effect on the interests of any of the Finance Parties).

(d)	The Cdn Borrower shall not, and shall ensure that UK Bidco shall not:

(i)	except with the prior consent of the Co-Lead Arrangers, either (i) increase the price per UK Target Share payable by UK Bidco above that specified in the Offer Press Release or (ii) take any step as a result of which any increase in the price per UK Target Share payable by UK Bidco is required to be made above that specified in the Offer Press Release;

(iii)	take any action which will result in UK Bidco becoming obliged to make a mandatory offer under Rule 9 of the UK Code;

(iv)	except as required by the Panel, the UK Code or any other applicable law, regulation or regulatory body, waive, amend or modify any condition or permit the waiver, amendment or modification of any condition of the Offer if such waiver, amendment or modification of any condition is material and would reasonably be expected to have a material adverse effect on the Offer or material effect on the interests of any of the Finance Parties without the consent of the Co-Lead Arrangers and the Majority Lenders (such consent not to be unreasonably withheld or delayed); and

(v)	permit UK Bidco to declare the Offer unconditional as to acceptances until UK Bidco has acquired or unconditionally contracted to acquire not less than 90% in value of the shares to which the Offer relates and, where the shares are voting shares, not less than 90% of the voting rights carried by those shares (or, in each case, if required by the Panel and agreed to by the Co-Lead Arrangers, such lesser percentage (being at least 75%) as the Panel specifies).

(e)	The Cdn Borrower shall procure that, promptly after becoming entitled to do so, UK Bidco exercises its rights in respect of Squeeze-Out and ensures Squeeze-Out Notices are delivered to the relevant holders of shares in UK Target as soon as practicable.

(f)	The Cdn Borrower shall as soon as practicable after the Unconditional Date and in any event no later than 20 Business Days thereafter, re-register the UK Target as a private limited company pursuant to section 97 of the Companies Act 2006.

SCHEDULE V – PAGE 1

CREDIT AGREEMENT

SCHEDULE “V”

UK TARGET ACQUISITION RELATED CONDITIONS PRECEDENT

(a) The Administrative Agent shall have received a proper and timely Draw Request.

(b) The Administrative Agent shall have received a certificate of a Responsible Officer of the Cdn Borrower certifying:

(i) the date the Scheme Circular or (as the case may be) the Offer Document was posted to the shareholders of the UK Target;

(ii) no terms and conditions of the Scheme or (as the case may be) the Offer have been amended, waived or modified otherwise than in accordance with the Scheme Undertakings or the Offer Undertakings, as applicable;

(iii) in the case of a Scheme, the date that the Court has sanctioned the Scheme and the capital reduction and the date that the relevant orders of the Court have been delivered to the Registrar of Companies;

(iv) in the case of an Offer, that the Offer has become or has been declared unconditional in all respects; and

(v) all fees, costs and expenses then due from the Cdn Borrower under this Agreement and the other Operative Documents have been paid or will be paid concurrently with, or immediately following, the first utilisation date, and such certificate to have annexed to it an office copy of the order of the Court referred to at

(iii) above.

(c) After taking into account the amount set out in the Draw Request and the amount referred to in paragraph (d) and, if applicable, the amount available under the Existing Revolving Credit Agreement, the Cdn Borrower shall have sufficient funds (available and on hand) to take up and pay for 100% of the UK Target Shares and the repayment of the indebtedness of the UK Target Group.

(d) The Cdn Borrower shall have available and on hand Cdn$ 999,999,995.86 in common equity issued on or after the date of this Agreement.

(e) If the Revolving Facilities are cancelled and terminated, the Existing Revolving Credit Agreement shall not have been cancelled and terminated and shall be available for drawing as needed to take up and pay for 100% of the UK Target Shares and the repayment of the indebtedness of the UK Target Group.

(f) If the Revolving Facilities have not been cancelled and terminated, the Existing Revolving Credit Agreement shall have been cancelled and terminated.

SCHEDULE W

CREDIT AGREEMENT

SCHEDULE “W”

SOURCES AND USES TABLE

(see attached)

Cargo—Use of Cash and Sources

USES					£	CAD ($)
Gross Purchase Price					1,700.8	2,721.3
Options up-front					19.3	30.9

Total Purchase Price					1,720.2	2,752.3

Payment of the target debt	EUR (€)	US ($)	CAD ($)	£	£	CAD ($)
Cargo make-whole private placement 2004		1.6			1.0	1.6
Target make whole private placement	—	54.5		14.6	48.7	77.9
Target refinancing private placement	79.6	242.6		65.0	281.3	450.1
Target refinancing bank overdraft				33.0	33.0	52.8
Target refinancing revolving credit facility	36.0				29.3	46.8
Target refinancing Term Loan	50.0				40.7	65.0
Target refinancing other borrowing—Leases				5.8	5.8	9.3
Target cash use					65.6	104.9

Total Payment of debt					505.3	808.4

Transaction costs	EUR (€)	US ($)	CAD ($)	£	£	CAD ($)
Cargo term loan upfront cost				10.1	10.1	16.2
Cargo debt refinancing		20.0			12.5	20.0
Transaction cost—Cargo Hedging for “fund certain”			10.0		6.3	10.0
Transaction cost—Advisors			8.0		5.0	8.0
Target transaction cost	22.0				16.9	27.1

Total transaction costs					50.8	81.3

Total USES					2,276.2	3,642.0

SOURCES					£	CAD ($)
Term loan & other					1,245.0	1,992.0
Common equity					625.0	1,000.0
Current credit facility					406.2	650.0

Total Sources					2,276.2	3,642.0

Exchange Rates:
EUR/GBP	1.23
US/GBP	1.60
CAD/GBP	1.60

ANNEX 22.1

CREDIT AGREEMENT

ANNEX 22.1

PARTY	ADDRESS	ATTENTION	FAX

National Bank of Canada	For purposes of Draw Requests, Conversion Requests, Repayment Notice, Extension Requests, Facility Adjustment Requests, Reduction Notice or Compliance Certificates as well as Financial Statements and Information:	Manager Vice President	514-271-5294 514-390-7830

Address: Loan Administration Customer Service Center 5650 Iberville Street, Suite 603, Transit 0891- 1, Montreal, Quebec H2G 2B3

Attn: Manager Fax: 514-271-5294 syndication@fds.bnc.ca

And for all other purposes:

Address: 1155 Metcalfe Street, 5th floor, Montreal, Quebec H3B 4S9

Attn: Vice-President

Fax: 514-390-7830

Canadian Imperial Bank of Commerce	600 de Maisonneuve Blvd. West Suite 3050 Montréal, Quebec H3A 3J2	Executive Director, Corporate Credit Products	514-847-6430

The Toronto- Dominion Bank	1 Place Ville-Marie Suite 2315 Montreal, Quebec H3B 3M5	Yves Bergeron, Managing Director	514 289-0788